As filed with the Securities and Exchange Commission on October 25, 2018.
Registration No. 333-227892           .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUALTRICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

Delaware	7372	47-1754215
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
333 West River Park Drive
Provo, Utah 84604
385-203-4999
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Ryan Smith
Chief Executive Officer
Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
385-203-4999
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. McCusker Bradley C. Weber Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 650-752-3100	David Faugno Chief Financial Officer Qualtrics International Inc. 333 West River Park Drive Provo, Utah 84604 385-203-4999	Dave Peinsipp Charles S. Kim Andrew S. Williamson Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 415-693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)
Class B Common Stock, par value $0.0001 per share	$200,000,000	$24,240

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of any additional shares that the underwriters have the option to purchase solely to cover over allotments, if any.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.

(3)	The registrant previously paid $24,240 of the registration fee with the initial filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PROSPECTUS (Subject to Completion)
Issued          , 2018
       Shares
CLASS B COMMON STOCK

Qualtrics International Inc. is offering            shares of its Class B common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We have applied to list our Class B common stock on The Nasdaq Global Select Market under the symbol “XM.”

We have three classes of common stock: Class A-1 common stock, Class A-2 common stock, and Class B common stock. The rights of the holders of Class A-1 common stock, Class A-2 common stock, and Class B common stock are different with respect to voting, conversion, and transfer rights. Each share of Class B common stock is entitled to one vote. Each share of Class A-1 common stock is entitled to ten votes. Each share of Class A-2 common stock is also entitled to ten votes, but in the event that the total voting power of the Class A-2 common stock represents less than 51% of the total voting power of all our outstanding capital stock, then the voting power of each share of Class A-2 common stock will be automatically increased so that the Class A-2 common stock collectively holds 51% of our total voting power. In such event, the voting power of shares of Class B common stock (the shares being issued in this offering) and Class A-1 common stock will be automatically and proportionately reduced. Upon completion of this offering, approximately 87% of our Class A-2 common stock will be held by Grandview Holdings, LLC, the managers of which are our founders, including our Chief Executive Officer (who is also a director), our President (who is also a director), and our former President (who is also a director). This means that, for the foreseeable future, investors in this offering and holders of our Class B common stock in the future will not have a meaningful voice in our corporate affairs and that the control of our company will be concentrated with Grandview Holdings, LLC and the other holders of our Class A-2 common stock. See the section titled “Risk Factors—Risks Related to Ownership of Our Class B Common Stock and this Offering” for additional information.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. Investing in our Class B common stock involves risk. See “Risk Factors” beginning on page 18.

PRICE $ A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Qualtrics
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.
We have granted the underwriters the right to purchase up to an additional             shares of Class B common stock solely to cover over-allotments, if any.
The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of Class B common stock to purchasers on               , 2018.

MORGAN STANLEY			GOLDMAN SACHS & CO. LLC
BARCLAYS	RBC CAPITAL MARKETS	JEFFERIES	DEUTSCHE BANK SECURITIES	BMO CAPITAL MARKETS
KEYBANC CAPITAL MARKETS		RAYMOND JAMES	CANACCORD GENUITY	BAIRD	BTIG
          , 2018

qualtrics EXPERIENCE MGMT™

**SOFTWARE TO MANAGE AND IMPROVE THE FOUR CORE EXPERIENCES OF ANY ORGANIZATION**

CUSTOMER

PRODUCT

EMPLOYEE

BRAND

XM

# EXPERIENCE MANAGEMENT

we provide the technology platform organizations use to collect, manage, and take action on experience data our software helps companies turn
customers **INTO FANATICS**
employees **INTO AMBASSADORS**
brands **INTO RELIGIONS**
and products **INTO OBSESSIONS**

# our **HISTORY**

**QUALTRICS** founded

2002

Customer Learnings

Product development

Early era of scrapiness

**1000+** customers

leading academic market with Research Core

2010

**ACADEMIC**

Established easy-to-use, deep analytical platform

**2012**

Accel & Sequoia investments

**$35MM+** revenue

Open EMEA HQ

**2014**

CX & EX launched

Inaugural **X4 Summit**

Open APJ HQ

**2016**

**1000+** employees

Launch **XM™ PLATFORM**

Launch **iQ ENGINE**

**2018**

Launch QPN

**$350M+** LTM revenue

**9000+** customers

**CORPORATE**

Students matriculate into the workforce

**ENTERPRISE**

Build out of the XM™ Platform

Through and including             , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of Class B common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class B common stock.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class B common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class B common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “Qualtrics,” “company,” “our,” “us,” and “we” in this prospectus to refer to Qualtrics International Inc. and its consolidated subsidiaries. Our fiscal year ends December 31.
QUALTRICS INTERNATIONAL INC.
Overview
Qualtrics has pioneered a new category of software that enables organizations to succeed in today’s experience economy. Our mission is to help organizations deliver the experiences that turn their customers into fanatics, employees into ambassadors, brands into religions, and products into obsessions.
We Live in an Experience Economy
Today, organizations thrive or fail based on the experiences they deliver. In a world of abundant choice, experiences differentiate brands and products, and foster customer and employee loyalty. Great experiences drive customer loyalty, upsell and expansion, employee engagement, brand quality, improved retention and referral, and ultimately, greater shareholder value. Conversely, unfavorable experiences lead to increased churn, lower productivity, diminished competitiveness, and value destruction. With the advent of digital communication channels, favorable or unfavorable experiences can be shared instantly and spread virally, amplifying these impacts and raising the stakes for organizations of all types and sizes.
Executives Must Own All Dimensions of Experience
In this environment, C-level executives are increasingly accountable for issues that transcend basic product and service quality and encompass all of the dimensions that surround those offerings. This extends to thousands of often subtle factors that determine the quality of experiences their organizations deliver, including company culture, speed, convenience, attentiveness, design, and ease of use. We believe that customer, employee, brand, and product experience represent the four vital signs of organizational well-being and that executives are now measured on their performance across these domains. Customer and employee expectations are high, setting up the potential for significant gaps between actual and anticipated experiences. Yet, executives often lack the tools to understand, assess, and take decisive action to address these “experience gaps” as they arise. Today, disruptive start-ups and other businesses flourish by identifying such gaps and designing experiences that attack these blind spots of incumbents.
Organizations Need to Address Experience Directly, in the Moment
While organizations have traditionally deployed consultants or other third parties to gather data about customer and employee satisfaction, the increasing centrality, complexity, and nuance of delivering great experiences has compelled C-level executives to seek the capability to understand and take ownership of these matters directly and in real time. Given the immediate nature of experience, there is also a strong desire to allow individuals at every level in an organization to comprehend changes in experience quality and empower them to act decisively when it matters most.
We Pioneered Experience Management to Power the Experience Economy
We have created a new category of software, Experience Management, or XM™, which enables organizations to address the challenges and opportunities presented by the experience economy. XM™ allows organizations to accomplish the following:

•
Comprehensively gather and analyze a new class of data, Experience Data, or X-data™, that is richer, more immediate, and more salient to understanding quality of experience than traditional operational data, or O-

data™, which comes from sources such as customer relationship management, or CRM, enterprise resource planning, or ERP, human capital management, or HCM, Customer Service, and Marketing Automation systems. X-data™ is the human factor data — individual beliefs, emotions, and intentions — collected across multiple channels through which customers and employees engage with an organization.

•	Go beyond an assessment of what is happening within organizations to an understanding of why trends are emerging in the moment.

•	Address experience holistically, unifying information and insights from customers, employees, and partners and recognizing the operational linkages between the sentiment of these constituencies.

•	Become more predictive and proactive, closing feedback loops, and turning insight into real-time action to prevent and close experience gaps where they exist.

•	Democratize and own analysis and decision making across the organization by delivering powerful capabilities in a simple, easy-to-use product.
In today’s experience economy, we believe that XM™ is more critical to improving customer experience than CRM, more influential upon employee experience than HCM systems, and more important to enhancing brand experience than Marketing Automation. Consequently, we believe that XM™ represents a vast, rapidly growing, and underpenetrated market opportunity, and we estimate our total addressable market to be approximately $44 billion in 2018.
Our History Uniquely Positioned Us to Create and Lead XM™
Our history uniquely positioned us to pioneer and develop this new XM™ category. Founded in 2002 with the goal of solving the most complex problems encountered by the most advanced academic researchers, we were forged in an environment that required rigorous analytical methods, ease of use, the versatility to address the broadest range of inquiries, and the scalability to reach millions of touch points globally. Our leading presence with academic institutions has introduced millions of students to Qualtrics and allowed them to become proficient in the use of our software. As these students have migrated into the workplace, they have often brought us with them, spawning a whole new class of commercial customers and developing new use cases for our XM™ Platform. Led by these customers, we evolved beyond our traditional research product offering to develop our platform, which incorporates our core research capability and is also designed to specifically address customer, employee, brand, and product use cases. Taken together, we believe that this platform provides a System of Action for organizations to monitor and act upon the vital signs that drive performance in any organization.
Our Platform Defines All the Elements of Experience Management
Our XM™ Platform is purpose-built to help organizations collect feedback and data across the four vital signs of a business: Customers, Employees, Brand, and Product. XM™ transforms that data into insight, and drives action to create value. The key elements of our platform include:

•
Research Core — A collection of powerful, flexible research tools to build and distribute data collection systems, aggregate and analyze data, build reports, and draw insight from data. Research Core is designed specifically to instrument, gather, and index human factor data in any format through any channel. Users can synthesize and identify trends within minutes and immediately dig deeper into any data point to extract additional insight.

•
Customer Experience (CX) — Enables a deep understanding of customer sentiment throughout every customer journey allowing organizations to monitor, measure, and take action where there may be any experience gaps, with a focus on identifying specific challenges and designing solutions to remediate issues and improve satisfaction in the moment.

•
Employee Experience (EX) — Allows managers and employees to identify gaps in the employee experience from recruiting and on-boarding to performance management in order to improve employee engagement, raise productivity, and limit attrition from start to finish at every touchpoint.

•	Brand Experience (BX) — Identifies key drivers of brand perception, including psychographic information, marketing effectiveness, and competitive positioning.

•
Product Experience (PX) — Facilitates the aggregation and analysis of critical feedback to identify and isolate the features and experiences that drive product differentiation and quality and permit more informed pricing and packaging decisions across all products.

While our XM™ Platform represents a deeply integrated set of capabilities, each component features functionality and analytics that are significantly differentiated from one another, allowing our customers to adopt the entire platform or individual solutions that directly address their specific needs. Our platform delivers insight to customers in the form of rich visualizations that unify diverse data streams, demonstrate trends, and identify important deviations that signal the need for action.
We Have Built a Powerful and Innovative Go-To-Market Model
Today, our XM™ Platform is used by over 9,000 customers globally, including over 75% of the Fortune 100. As our research product evolved into our XM™ Platform, our customer base and go-to-market model have evolved as well. From our academic roots, we built a strong, low-touch sales model that allowed us to target users in any size organization. By integrating Research Core and emerging use cases into our platform, we began to penetrate larger businesses and developed more outbound sales capability to drive a land and expand sales motion. More recently, we have developed a strong direct sales capability to address larger customers. Throughout this evolution, we have sought to broaden our reach, delight our growing base of customers, and operate efficiently and profitably.
We Bootstrapped Our Company and Have Consistently Generated Cash
We believe that we have built a scalable and sustainable business model. As we built Qualtrics, we relied primarily on capital generated by the business. The primary capital we raised remains on our balance sheet, demonstrating the cash flow efficiency of our business. We have been free cash flow positive in every year since our inception, while driving rapid adoption of our solution among organizations of all sizes around the world. For the years ended December 31, 2016 and 2017, our revenue was $190.6 million, and $289.9 million, respectively, representing year over year growth of 52%. For the years ended December 31, 2016 and 2017, our net income (loss) was ($12.0) million and $2.6 million, respectively, and free cash flow was $3.4 million and $21.3 million, respectively.
Industry Trends in Our Favor
Experiences Drive Differentiation and Competitive Advantage
Today, the value of any organization is dictated by the experiences of its customers, employees, and other constituencies. We now live in a world where those experiences can be shared and amplified globally and instantaneously through digital channels, and brand perception and reputation can shift quickly and profoundly.
Quality of experience has significant impact on organizations of all types and sizes and can be defined by a broad range of factors. Organizations that detect these factors and thoughtfully shape interactions with customers and employees create differentiated experiences and sustained competitive advantage.
Experience Gaps Create Challenges for Organizations
Experience is all-important in winning and retaining customers and employees; however, actual experiences often fall short of expectations. The difference between the experience an organization believes they are delivering and the actual experience delivered is the “experience gap.” Experience gaps often have detrimental consequences for an organization, including lost customers, lower spend, complaints, employee turnover, employee disengagement, poor performance, and product failures.

Organizations Struggle to Explain Why Experience Gaps Exist
Organizations rely on systems of record, such as CRM, ERP, HCM, Customer Service, and Marketing Automation systems, for gathering and reporting O-data™. While these systems are useful for reporting what is happening as of a certain date, they are not designed to explain why something is happening.
Most organizations are O-data™ rich and X-data™ poor. X-data™ is the human factor data, the beliefs, emotions, and intentions that tell you why things are happening and, more importantly, what is going to happen. X-data™ is fragmented, often unstructured, and needs to be collected across all engagement methods, including e-mail, SMS, chat, phone, website, and in-app links. Together, X-data™ and O-data™ can provide differentiated and related insights to understand where experience gaps exist and how to address them.
Insight from Direct Feedback Drives Value
Direct commerce models have allowed businesses to create multiple touch points with customers and garner data that allows them to rapidly evolve and improve their offerings and operations. Companies without this direct customer connectivity, including those that operate via indirect channels, find themselves at an increasing disadvantage, often resulting in the inability to gather direct customer experience data and reducing the ability to assess customer sentiment and needs.
Organizations Need to Manage Experiences Across Customers, Employees, Brand, and Product
The success of organizations today depends on the quality of the experiences that they deliver to constituents across four critical areas: customer experience, employee experience, brand experience, and product experience.
Organizations must be able to manage all four of these experiences individually and understand the impact that these interconnected experiences have upon each other. Organizations able to manage these experiences in an integrated manner create a competitive advantage that drives increased organizational success and shareholder value.
Organizations Need a Holistic Experience Management Platform
Experience management capabilities need to be available to everyone throughout an organization, from C-level executives who are accountable for results down to those on the front lines best positioned to respond to feedback. To measure experiences, organizations have used a combination of various processes and tools for specific uses:

•
Third Party Market Research Firms and Consultants: This is a labor-intensive approach to researching a specific topic at a specific point in time and can be effective at answering specific questions using sampling panels from their large networks. However, their methods of data collection and analysis lack a software-driven approach that can span across broad use cases in a timely manner.

•
Point Solutions: Services-intensive point solutions require a high level of system integration and human involvement to interpret results, are not available broadly to employees, and lack applicability across all vital signs of an organization.

•
Survey Tools: Survey tools are useful for broad sampling across thousands of subjects, but lack the ability to combine data in different formats across different channels, correlate with O-data™, and apply the analytical rigor needed to determine what actions need to be taken to improve results.

A comprehensive experience management platform that empowers organizations to identify, assess, and close experience gaps needs the following capabilities: comprehensive data collection, powerful analytics, ability to address experience holistically, real time, easy to use, configurable, scalable, and enterprise-grade privacy and security.
Our Roots
We founded Qualtrics in 2002 to make sophisticated research simple for the academic market. Our roots in academia helped us to develop our research engine with an interface that was intuitive and easy-to-use, yet powerful in functionality. Students trained on our software began to graduate into corporate roles at the same time corporate mandates to reduce outsourced spending and improve data driven decision making were emerging.

Corporate use of our software was discovered to be driven largely by four core use cases: customer, employee, brand, and product related feedback and research. We developed focused solutions consisting of use case specific capabilities, content, dashboards, and workflow integration built on top of the base research and analytics engine. In 2017, we launched the Qualtrics XM™ Platform.
The Qualtrics XM™ Platform
Our XM™ Platform consists of solutions for Customer Experience, Employee Experience, Brand Experience, and Product Experience, all built on our Research Core and integrated with our Research on Demand offering. Our platform is designed to help organizations measure, prioritize, and optimize the experiences that they provide to customers, employees, and other constituencies.
Key benefits of our platform include:

•
Comprehensive Data Collection. Our XM™ Platform enables organizations to personalize their communication with customers, employees, and partners and interact with these groups through the most effective channels. Through simple integrations, users can incorporate O-data™ into XM™ analysis using native formats or through Excel exports, without the use of outside professional services.

•
Differentiated Analytical Capabilities. Our XM™ Platform is powered by a proprietary analytics engine that organizations of all types use to address some of the most demanding research projects. Our platform leverages the latest in artificial intelligence and natural language processing. These capabilities are incorporated into our platform through our intelligent engine, iQ, enabling advanced analytical features to make statistical analysis and insights available to everyone.

•
Ability to Address Experience Holistically. We provide specific solutions across the key areas that have the highest impact on an organization: customers, employees, brand, and product. Our XM™ Platform analyzes experiences within each of these areas individually and correlates data across areas to provide insight into how they impact each other.

•
Real-time Insight and Action. Our XM™ Platform is able to extract real-time feedback and provide insights and analysis when it matters most and drive action natively or by integrating with systems that an organization already uses. For example, our platform can automatically generate a customer ticket when a negative sentiment is expressed on a social media site and prompt an organization to action all the way to issue resolution, serving as a System of Action to remedy potential problems in a timely manner.

•
Ease of Use Enabling Democratization of Research Across All Users. We designed our XM™ Platform for every knowledge worker. Users can design a customer feedback program in minutes using simple drag and drop functions. This ease of use allows our platform to be used by employees across the organization.

•
Flexible Configuration to Meet Specific Needs. Our customers have configured our XM™ Platform to meet diverse needs. Through an intuitive and elegant interface, users can design programs that implement complex logic, and advanced workflows. Users can also design, deploy, and alter these programs without help from professional services or IT, leading to faster and more impactful insights.

•
Scalable for the Needs of the Largest Organizations. In addition to scaling seamlessly across use cases, our XM™ Platform can collect, analyze, and interpret data across millions of touch points, meeting the needs of the world’s most sophisticated and demanding organizations.

•
Security and Privacy Designed for the Enterprise. Our XM™ Platform adheres to the highest standards of security and privacy that are demanded by the largest organizations in the world. Our platform enables role-based permissioning to ensure that only the right people have access to the most sensitive customer and employee information. Additionally, organizations own and retain all their data gathered on our platform.

What Sets Us Apart
As the creator and leader of XM™, we have several distinguishing advantages:

•
Pioneer and Market Leader for Experience Management. Our experiential learning over the past 16 years has helped us develop, test, and refine our software solutions. Today, users across over 9,000 organizations rely on our software for differentiated and actionable insights into their businesses.

•
Scalable within Organizations from Departments to Enterprise-Wide. Our XM™ Platform combines ease of use with the scalability required by the world’s largest enterprises. Built for enterprise scale, Qualtrics has been architected as an open and easily configurable platform to facilitate a wide breadth of use cases. For example, Qualtrics now powers over 57,000 dashboards for Walmart’s managers to track employee experience.

•	Academic Roots. Our academic roots have allowed us to differentiate in the following key ways:

•
Technology focus: Our initial focus on the academic market required us to build sophisticated software that balanced the complex design requirements requested by researchers with our goal of providing a user-friendly interface for professors, researchers, and students.

•
Effective on-ramp: We estimate that over 2 million academic users have been introduced to Qualtrics as students or researchers, who in turn have helped bring Qualtrics into their organizations as they have entered the workforce.

•	Modern Technology Architecture. We have a modern technology platform that enables us to scale, store, and process efficiently large batches of data and can support our broad portfolio of solutions.

•	Rapid Time to Value. By making the complex capabilities of our XM™ Platform simple to use, we allow customers of all types and sizes to generate value quickly.

•
Powerful and Innovative Go-to-Market Model. We deploy a powerful and innovative go-to-market model that addresses the many ways a customer may choose to buy. We utilize a combination of a highly productive inside sales team and a field sales team to target customers. In addition, we leverage the Qualtrics Partner Network, or QPN, for joint go-to-market opportunities, product enhancement, and service delivery.

•
Customer-centric Product Innovation. We are focused on continuously improving our software, and we have a customer-centric focus that is embedded in our culture. Using our own XM™ Platform, we are able to collect continuous feedback from our customers in real-time, enabling us to drive product innovation. For example, both our Customer Experience and Employee Experience solutions were created based on observing our customers using Research Core for specific customer and employee use cases.

Our Growth Strategy
Key elements of our growth strategy include:

•
Drive New Customer Sales. We believe that our market opportunity remains largely underpenetrated. We will continue to invest aggressively in our direct and indirect sales and marketing capabilities to continue to acquire new customers, including continued growth in the number of enterprise customers.

•
Expand Within Existing Customers. Our customer base of over 9,000 organizations represents a significant growth opportunity for us. Our XM™ Platform has the flexibility to allow a single division or a specific team to use it on a small scale, which could grow to an organization-wide deployment. As a result, there is an opportunity to expand both the scale and use cases within an organization.

•
Expand Our International Presence. To penetrate international markets, we have developed a hub-and-spoke sales model, comprised of centralized inside-sales teams surrounded by regional direct sales groups. For the nine months ended September 30, 2018, 23% of our revenue was from international markets, and we believe that there is significant opportunity for continued growth from outside the United States.

•
Continue to Innovate and Enhance Our Platform. We use our technology to draw insights and ensure that we are best serving our customers’ needs. We believe continued innovation will lead to a greater value proposition for our customers and increased adoption of our XM™ Platform by both new and existing customers.

•
Grow Revenue from Key Industry Verticals. While our XM™ Platform is industry-agnostic, we have made a number of industry specific investments that will accelerate our adoption within certain verticals, including government, education, and financial services. We have developed Certified XM™ Solutions, leveraging partners’ expertise and embedding industry specific content into our products.

•
Further Develop Our Partner Network. We are building out a network of content and consulting partners, delivery partners, and technology partners who enrich our offerings, scale our coverage, and help us reach a broader audience than we would be able to reach on our own. At our March 2018 X4 Summit, we announced the launch of the QPN.

Risk Associated with Our Business and Investments in Our Class B Common Stock
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.

•	We may not be able to sustain our revenue growth rate or maintain profitability in the future.

•	If we fail to effectively manage our growth, our business and results of operations could be harmed.

•	The software category in which we participate is new and rapidly changing, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.

•	If we are unable to retain customers at existing levels or sell additional functionality to our existing customers, our revenue growth will be adversely affected.

•
Experience management is a new and evolving software category. If the category does not develop further, develops more slowly, or in a way that we do not expect, our business will be adversely affected.

•
If we are not able to develop new solutions and enhancements to our existing solutions that achieve market acceptance and that keep pace with technological developments, or if we are not able to deliver these new or enhanced solutions so that they can be easily and consistently deployed by our customers, our business and results of operations would be harmed.

•
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our XM™ Platform may be perceived as insecure, we may lose existing customers or fail to attract new customers, our reputation may be harmed, and we may incur significant liabilities.

•	Our business could be harmed by any significant disruption of service on our XM™ Platform or loss of content.

•	If we fail to offer high quality customer support, our business and reputation could suffer.

•
We invest significantly in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, our business and results of operations would be harmed.

•
Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our number of customers will be impaired and our business, results of operations, and financial condition will be harmed.

•	Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our XM™ Platform.

•
We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.

•
The multiple class structure of our common stock has the effect of concentrating voting control with certain stockholders, in particular, our chief executive officer and his affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Channels for Disclosure of Information
Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, and public conference calls and webcasts.
Corporate Information
We were formed in 2002 as Qualtrics Labs, Inc. In 2012, Qualtrics, LLC, a Delaware limited liability company, was established as a new parent company for our operating business. In September 2014, we incorporated Qualtrics International Inc. in Delaware. Through a corporate restructuring in September 2014, Qualtrics, LLC became a wholly-owned subsidiary of Qualtrics International Inc. Our principal executive offices are located at 333 West River Park Drive, Provo, Utah 84604, and our telephone number is 385-203-4999. Our website address is www.Qualtrics.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.
“Qualtrics” and our other registered or common law trade names, trademarks, or service marks appearing in this prospectus are our property. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.
Implications of Being an Emerging Growth Company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) December 31, 2023 (the last day of the fiscal year following the fifth anniversary of our initial public offering), (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer”, as defined in the rules under the Securities Exchange Act of 1934, or the Exchange Act, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and any reference herein to “emerging growth company” has the meaning ascribed to it in the JOBS Act.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•
being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
The JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Class B common stock offered by us	shares
Class B common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full)
Class A-1 common stock to be outstanding after this offering	shares
Class A-2 common stock to be outstanding after this offering	shares
Total Class A-1, Class A-2, and Class B common stock to be outstanding after this offering	shares
Underwriters’ over-allotment option	shares
Use of proceeds
We estimate that the net proceeds from the sale of shares of our Class B common stock in this offering will be approximately $             (or approximately $             if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class B common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering to satisfy tax withholding and remittance obligations of up to $             million related to the settlement of certain outstanding restricted stock units, or RSUs, in connection with the effectiveness of this offering. This amount is based upon the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We also intend to use the net proceeds from this offering for working capital or other general corporate purposes, including funding our growth strategies discussed in this prospectus. We may also use a portion of the net proceeds to acquire or make investments in businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights
We will have three classes of common stock outstanding upon the completion of this offering: Class A-1 common stock, Class A-2 common stock, and Class B common stock. Class B common stock is entitled to one vote per share and Classes A-1 and A-2 common stock are entitled to ten votes per share. Holders of our Class A-2 common stock are also entitled to additional voting rights in the event that the total aggregate number of votes represented by all of the outstanding shares of our Class A-2 common stock would constitute less than 51% of the total voting power of all classes of our then-outstanding capital stock. In such a case, and for so long as the number of outstanding shares of Class A-2 common stock represents at least 10% of the total number of shares of all classes of our outstanding capital stock, the holders of our Class A-2 common stock will be entitled to a number of votes per share of their Class A-2 common stock as would cause the total number of votes of all outstanding shares of Class A-2 common stock to equal 51% of the total voting power of all of our then-outstanding shares of capital stock. Accordingly, in such event, the aggregate voting power of all outstanding shares of Class A-1 common stock and Class B common stock would be proportionately reduced.

Holders of Class A-1, Class A-2, and Class B common stock will generally vote together as a single class, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. The holders of our outstanding Class A-1 and Class A-2 common stock, certain of whom are our founders, executive officers, and directors, will hold             % of the voting power of our outstanding shares (approximately             % is attributable to Class A-2 common stock held by them) following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 7% of the shares of our Class B common stock offered hereby for persons associated with us who have expressed an interest in purchasing shares of our Class B common stock in this offering. See the section titled “Underwriters” for additional information.

Proposed Nasdaq trading symbol	“XM”
The number of shares of our Class A-1 common stock, Class A-2 common stock, and Class B common stock that will be outstanding after this offering (which includes up to      shares of Class B common stock to be issued at the closing of this offering on the vesting and settlement of certain outstanding RSUs subject to a performance condition in connection with the completion of this offering) is based on 81,636,234 shares of our Class A-1 common stock, 101,395,607 shares of our Class A-2 common stock, and 5,309,690 shares of our Class B common stock (each as including preferred stock on an as-converted basis) outstanding as of September 30, 2018 , and excludes:

•
1,722,087 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of September 30, 2018 , with a weighted-average exercise price of $12.11 per share;

•
459,821 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were granted after September 30, 2018 , with a weighted-average exercise price of $15.38 per share;

•
             RSUs for shares of our Class B common stock outstanding as of September 30, 2018 that will settle upon future satisfaction of service conditions following the completion of this offering , up to approximately            % of which we plan to withhold, based on an assumed            % tax withholding rate, to satisfy income tax obligations upon settlement of the RSUs, as discussed in the section titled “Risk Factors— We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return ” and Note 12 to our consolidated financial statements included elsewhere in this prospectus;

•
2,144,473 RSUs for shares of our Class B common stock that were granted after September 30, 2018 that will settle upon future satisfaction of service conditions following the completion of this offering;

•
1,618,852 shares of our Class B common stock reserved for future issuance under our 2014 Stock Option and Grant Plan, as amended, or the 2014 Plan, provided that no new awards will be issued under the 2014 Plan following the completion of this offering; and

•	23,750,000 shares of our Class B common stock reserved for future issuance under our equity compensation plans, which will become effective prior to the completion of this offering, consisting of:

•
20,000,000 shares of our common stock reserved for future issuance under our 2018 Stock Option and Incentive Plan, or the 2018 Plan, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, and

•
3,750,000  shares of our common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or ESPP, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Our 2018 Plan and ESPP will each provide for annual automatic increases in the number of shares reserved thereunder and our 2018 Plan also will provide for increases to the number of shares of Class B common stock that may be granted thereunder based on shares underlying any awards under our 2014 Plan that expire, are forfeited, or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes the following as of September 30, 2018 :

•
the automatic conversion of all outstanding shares of our Series A-1 redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock into an aggregate of 101,395,607 shares of our Class A-2 common stock, the conversion of which will occur immediately prior to the completion of this offering;

•
the automatic conversion of all outstanding shares of our Series A-3 redeemable convertible preferred stock and Series B redeemable convertible preferred stock into an aggregate of 81,636,234 shares of our Class A-1 common stock, the conversion of which will occur immediately prior to the completion of this offering;

•
the issuance of up to           shares of Class B common stock at the closing of this offering on the vesting and settlement of certain outstanding RSUs subject to a performance condition in connection with the completion of this offering;

•
the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	a 2-for-1 reverse stock split of our common stock and redeemable convertible preferred stock that was effected on October 24, 2018; and

•	no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data
The following tables summarize our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the nine months ended September 30, 2017 and 2018 and our summary consolidated balance sheet data as of September 30, 2018 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the nine months ended September 30, 2018 are not necessarily indicative of the results to be expected for the full year or any other future period. The following summary consolidated financial data should be read in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
Consolidated Statements of Operations Data:	(In thousands, except per share data)
Revenue:
Subscription	$142,525	$213,274	$151,699	$215,533
Research on Demand	38,147	51,812	37,524	51,489
Professional services and other	9,931	24,817	17,856	22,544
Total revenue	190,603	289,903	207,079	289,566
Cost of revenue(1)(2):
Subscription	27,904	25,552	18,162	26,520
Research on Demand	21,322	26,639	19,585	22,237
Professional services and other	11,754	26,893	18,859	27,581
Total cost of revenue	60,980	79,084	56,606	76,338
Gross profit	129,623	210,819	150,473	213,228
Operating expenses(1)(2):
Research and development	22,303	40,680	29,078	45,643
Sales and marketing	95,919	140,524	102,994	138,318
General and administrative	21,909	26,522	17,239	26,958
Total operating expenses	140,131	207,726	149,311	210,919
Operating income (loss)	(10,508)	3,093	1,162	2,309
Other non-operating income (expense), net	(501)	1,370	1,131	274
Income (loss) before income taxes	(11,009)	4,463	2,293	2,583
Provision for income taxes	1,025	1,907	1,322	1,088
Net income (loss)	$(12,034)	$2,556	$971	$1,495
Net income (loss) per share attributable to common stockholders, basic	$(4.85)	$0.01	$0.01	$0.01
Net income (loss) per share attributable to common stockholders, diluted	$(4.85)	$0.01	$0.01	$0.01
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic	2,482	2,889	2,801	3,597
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, diluted	2,482	185,734	185,493	186,934
Pro forma net income per share attributable to common stockholders, basic
Pro forma net income per share attributable to common stockholders, diluted
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, basic
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, diluted

____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
Cost of revenue	$7	$7	$6	$4
Research and development	309	1,438	1,348	1,568
Sales and marketing	64	4,415	4,414	559
General and administrative	322	1,087	750	973
Total stock-based compensation expense	$702	$6,947	$6,518	$3,104

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
Cost of revenue	$81	$135	$101	$500
Research and development	—	—	—	—
Sales and marketing	47	32	30	111
General and administrative	59	59	44	104
Total amortization of acquired intangible assets	$187	$226	$175	$715

	As of September 30, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$137,739
Working capital(4)	$210,373
Total assets	$334,317
Total deferred revenue	$228,199
Redeemable convertible preferred stock	$129,609
Accumulated deficit	$(79,829)
Total stockholders’ (deficit) equity	$(69,846)
____________________

(1)
The pro forma column in the balance sheet data table above reflects (a) the automatic conversion of all outstanding shares of our Series A-1 and Series A-2 redeemable convertible preferred stock into an aggregate of  101,395,607  shares of our Class A-2 common stock, which conversion will occur immediately prior to the completion of this offering, (b) the automatic conversion of all outstanding shares of our Series A-3 redeemable convertible preferred stock and Series B redeemable convertible preferred stock into an aggregate of  81,636,234  shares of our Class A-1 common stock, which conversion will occur immediately prior to the completion of this offering, (c) stock-based compensation expense of approximately $99.8 million associated with outstanding RSUs subject to a performance condition for which the service-based vesting condition was satisfied as of September 30, 2018 and which we will recognize on the effectiveness of our registration statement in connection with this offering, as further described in Note 12 to our consolidated financial statements included elsewhere in this prospectus, (d) the increase in accrued expenses and other current liabilities and an equivalent decrease in additional paid-in capital of $       million in connection with the withholding tax obligations, assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, assuming that we issue shares of Class B common stock on a net basis to satisfy all the associated withholding tax obligations, although it is contemplated that certain employees may elect to pay cash to cover withholding amounts, (e) the net issuance of up to         shares of Class B common stock at the closing of this offering on the vesting and settlement of certain RSUs subject to a performance condition in connection with the effectiveness of this offering, and (f) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware.

(2)
The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments set forth above and (b) the sale and issuance by us of           shares of our Class B common stock in this offering, based upon the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of each of our cash and cash equivalents, working capital, total assets and total stockholders' equity by $           , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by $           , assuming an initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)
Working capital is defined as current assets less current liabilities, excluding current deferred revenue. See our audited consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our Class B common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our Class B common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our Class B common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
We have been growing rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in new and rapidly changing markets. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our growth rates may slow and our business would suffer.
We may not be able to sustain our revenue growth rate or maintain profitability in the future.
In future periods, our revenue could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our XM™ Platform, increase in competition, limited ability to, or our decision not to, increase pricing, contraction of the experience management software category, or our failure to capitalize on growth opportunities. In addition, our revenue from subscription, Research on Demand, and professional services and other may grow at different rates than in recent periods or decline for a number of reasons, including those described above. We expect expenses to increase substantially in the near term, particularly as we continue to make significant investments in research and development and technology infrastructure, expand our operations globally and develop new solutions and features for, and enhancements of, our platform. In addition, in connection with operating as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. While we have achieved profitability in prior fiscal years, as a result of these significant investments, we do not expect to achieve profitability for the year ended December 31, 2018, and may not be able to achieve profitability in future periods. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced, and may continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. For example, our headcount has grown from 1,501 employees as of September 30, 2017 to 1,915 employees as of September 30, 2018. In addition, we operate globally, sell subscriptions to over 9,000 customers in more than 100 countries, and have employees in the United States, Australia, Canada, France, Germany, Ireland, Japan, Poland, Singapore, and the United Kingdom. We plan to continue to expand our international presence in the future, which will place additional demands on our resources and operations. Additionally, we continue to increase the breadth and scope of our XM™ Platform and our operations and continue to develop our partner network. To support this growth, and to manage any future growth effectively, we must continue to improve our IT and financial infrastructures, our operating and administrative systems, and our ability to manage headcount, capital, and internal processes in an efficient manner and deepen our industry experience in key verticals. Our organizational structure is also becoming more complex as we grow our operational, financial, and management infrastructure and we must continue to improve our internal controls as well as our reporting systems and procedures. We intend to continue to invest to expand our business, including investing in technology and sales and marketing operations, developing new solutions and features for our existing solutions, hiring additional personnel, and upgrading our infrastructure. These investments will require significant capital expenditures and the allocation of management resources, and any investments we make will occur in advance of experiencing the benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our results of operations may be adversely affected.
The software category in which we participate is new and rapidly changing, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.
The experience management software category is new and rapidly changing and has relatively low barriers to entry. While we do not believe that any of our competitors currently offer a full suite of experience management solutions that competes with our XM™ Platform, certain features of our platform compete in certain segments of the overall experience management software category. For example, Medallia, Inc. is a provider of software for specific use cases for customer experience, Aon Hewitt LLC and Willis Towers Watson PLC are traditional professional and marketing research services firms, and SurveyMonkey Inc. provides individual-focused and self-service survey tools. While we believe we compete favorably against these competitors, some of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, access to larger customer bases, and significantly greater resources for the development of their offerings. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements
With the introduction of new technologies, the evolution of our solutions, and new market entrants, we expect competition to intensify in the future. We also anticipate that potential competition may come in the future from incumbent software providers. For example, as we expand our focus into new use cases or other solutions beyond our XM™ Platform, we expect competition to increase. Pricing pressures from competitors undercutting our prices, and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our solutions to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations, and financial condition. Furthermore, our actual and potential competitors may establish cooperative relationships among themselves or with third parties, or consolidate through acquisitions or be sold to our competitors with greater resources than we have, that may further enhance their resources and offerings in the market we address and may increase the likelihood of our competitors offering bundled or integrated products with which we cannot compete effectively. Additionally, some current and potential customers and partners, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own internal experience management software tools that would reduce or eliminate the demand for our solutions. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations, and financial condition.
If we are unable to retain customers at existing levels or sell additional functionality to our existing customers, our revenue growth will be adversely affected.
To increase our revenue, we must retain existing customers, convince them to expand their use of our solutions across their organizations and for a variety of use cases, and expand their subscriptions on terms favorable to us. If we are not able to renew our agreements with existing customers or attract new business from existing customers on terms favorable or comparable to prior periods, this could have an adverse effect on our business, revenue, gross margins, and other operating results, and accordingly on the value of our common stock. The rate at which our customers purchase new or enhanced solutions from us, as well as the expansion of use of our solutions across organizations, depends on a number of factors, including general economic conditions, customer specific conditions, competitive pricing, integration with existing technologies, and satisfaction and market acceptance of our platform generally. If our efforts to sell additional functionality and solutions to our customers are not successful, our business and growth prospects may suffer. Our customers have no obligation to renew their subscriptions for our solutions after the expiration of their initial subscription period, and a majority of our subscription contracts were one year in duration for the year ended December 31, 2017. However, some of our customer agreements allow for cancellation on 30 days or less notice but without refund.

Experience management is a new and evolving software category. If the category does not develop further, develops more slowly, or in a way that we do not expect, our business will be adversely affected.
We generate, and expect to continue to generate, revenue from the sale of subscriptions to our XM™ Platform. As a result, widespread acceptance and use of experience management solutions in general, and our platform in particular, is critical to our future growth and success. If the experience management software category fails to grow or grows more slowly than we currently anticipate, demand for our platform could be negatively affected.
Changes in user preferences for experience management may have a disproportionately greater impact on us than if we offered multiple platforms or disparate products. Demand for experience management solutions in general, and our XM™ Platform in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

•	awareness of the experience management category generally;

•	availability of products and solutions that compete with ours;

•	ease of adoption and use;

•	features, performance and overall platform experience;

•	brand;

•	security and privacy;

•	accessibility across several devices, operating systems, and applications;

•	customer support;

•	continued innovation; and

•	pricing.
The experience management software category is subject to rapidly changing user demand and trends in preferences. If we fail to successfully predict and address these changes and trends, meet user demands, or achieve more widespread market acceptance of our platform, our business, results of operations, and financial condition could be harmed.
If we are not able to develop new solutions and enhancements to our existing solutions that achieve market acceptance and that keep pace with technological developments, or if we are not able to deliver these new or enhanced solutions so that they can be easily and consistently deployed by our customers, our business and results of operations would be harmed.
Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing solutions and to introduce compelling new solutions. The success of any enhancement to our solutions depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our XM™ Platform, and overall market acceptance. Any new solution that we develop may not be introduced in a timely or cost-effective manner, may contain errors, vulnerabilities or bugs, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop new solutions, enhance our existing solutions to meet customer requirements, or otherwise gain market acceptance, our business, results of operations, and financial condition would be harmed.
Our ability to attract new customers and increase revenue from existing customers also depends on our ability to deliver any enhanced or new solutions to our customers in a format where they can be easily and consistently deployed by most or all users without significant customer support. If our customers believe that deploying our enhanced or new solutions would be overly time-consuming, confusing, or technically challenging, then our ability to grow our business would be substantially harmed. We need to create and deliver a repeatable, user-friendly, prescriptive approach to deployment that allows users of all kinds to effectively and easily deploy our solutions, and if we fail to do so, our business and results of operations would be harmed.

Our success also depends on our ability to identify important and emerging use cases for our customers and quickly develop new and effective solutions to address those use cases. For example, before March 2017, we did not offer a solution specifically tailored for either Brand Experience or Product Experience. We developed solutions for these specific use cases because we were able to identify that many of our customers were using our existing tools for those purposes. If we are unable to identify similar emerging use cases or applications of our XM™ Platform in a timely manner and innovate in a way that allows us to address these emerging use cases or applications, and also present them to our customers in a compelling package that differentiates those solutions from our existing capabilities, then we may lose customers to more innovative competitors or alternative solutions, and we will experience difficulties in attracting new customers and expanding revenue from existing customers. In addition, after we launch any new solutions, we must also continuously improve and develop these solutions to make them as robust and rich in features and capabilities as the other solutions on our XM™ Platform.
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our platform may be perceived as insecure, we may lose existing customers or fail to attract new customers, our reputation may be harmed, and we may incur significant liabilities.
Unauthorized access to, or other security breaches of, our XM™ Platform or the other systems or networks used in our business, including those of our vendors, contractors, or those with which we have strategic relationships, could result in the loss, compromise or corruption of sensitive customer data, loss of business, reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation, and other liabilities. We have errors and omissions insurance coverage for certain security and privacy damages and claim expenses, but this coverage may be insufficient to compensate us for all liabilities that we may incur.
Our platform and the other systems or networks used in our business are also at risk for breaches as a result of third party action, or employee, vendor, or contractor error or malfeasance. Security incidents have occurred in the past, and may occur in the future, resulting in unauthorized access to, loss of or unauthorized disclosure of this information, regulatory enforcement actions, litigation, indemnity obligations, and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales, and harm our business. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services have been and are expected to continue to be targeted. In addition, to traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse, and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If our security measures are compromised as a result of third party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed, and we could incur significant liability. We have not always been able in the past and may be unable in the future to anticipate or prevent techniques used to obtain unauthorized access or to compromise our systems, because they change frequently and are generally not detected until after an incident has occurred. Concerns regarding data privacy and security may cause some of our customers to stop using our solutions and fail to renew their subscriptions. This discontinuance in use or failure to renew could substantially harm our business, operating results, and growth prospects. Further, as we rely on third party and public-cloud infrastructure, we will depend in part on third party security measures to protect against unauthorized access, cyberattacks, and the mishandling of customer data. In addition, failures to meet customers’ expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain customers, attract new customers, and grow our business. In addition, a cybersecurity event could result in significant increases in costs, including costs for remediating the effects of such an event; lost revenue due to decrease in customer trust and network downtime; increases in insurance coverage due to cybersecurity incidents; and damages to our reputation because of any such incident.
Our business could be harmed by any significant disruption of service on our platform or loss of content.
Our brand, reputation, and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our XM™ Platform, including our underlying technical infrastructure. Our technical infrastructure may not be adequately designed with sufficient reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as they expect, users may not use our platform as often in the future, or at all.
As our user base and the amount and types of information stored and shared on our platform continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy the needs of our users. Further, as we continue to grow and scale our business to meet the needs of our users, we may overestimate or underestimate our infrastructure capacity requirements, which could adversely affect our results of operations. We continuously evaluate our short- and long-term infrastructure capacity requirements to ensure adequate capacity for new and existing users while minimizing unnecessary excess capacity costs. If we overestimate the demand for our platform and therefore secure excess infrastructure capacity, our operating margins could be reduced. If we underestimate our infrastructure capacity requirements, we may not be able to service the expanding needs of new and existing users, and our hosting facilities, network, or systems may fail. In some cases, our contracts with our customers stipulate a minimum uptime availability of our platform, and to the extent we do not meet these obligations, we may be subject to contractual claims from our customers. If any of these events occur, our reputation, business, and financial condition would be harmed.
If we fail to offer high quality customer support, our business and reputation could suffer.
Our customers rely on our customer support teams to resolve technical and operational issues if and when they arise. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for customer support. We also may be unable to modify the nature, scope, and delivery of our customer support to compete with changes in customer support services provided by our competitors. Increased customer demand for customer support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we need to be able to provide efficient customer support that meets our customers’ needs globally at scale. The number of our customers has grown significantly, and that will put additional pressure on our support organization. As our business scales, we may need to engage third party customer support service providers, which could negatively impact the quality of our customer support if such third parties are unable to provide customer support that is as effective as that we provide ourselves. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Accordingly, high quality customer support is important for the renewal and expansion of our agreements with existing customers and any failure to maintain such standards of customer support, or a market perception that we do not maintain high quality customer support, could harm our reputation, our ability to sell product to existing and prospective customers, and our business, results of operations, and financial condition.
We invest significantly in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, our business and results of operations would be harmed.
A key element of our strategy is to invest significantly in our research and development efforts to develop new solutions and rapidly introduce new technologies, features and functionality our existing solutions. For the years ended December 31, 2016 and 2017, our research and development expenses were 11.7% and 14.0% of our revenue, respectively, and during the nine months ended September 30, 2017 and 2018 , our research and development expenses were 14.0% and 15.8% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling solutions and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a solution or solutions we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such solutions or solution. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, it would harm our business and results of operations.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our number of customers will be impaired and our business, results of operations, and financial condition will be harmed.
We believe that our brand identity and awareness have significantly contributed to our success and have helped fuel our efficient go-to-market model. We also believe that maintaining and enhancing the Qualtrics brand is critical to expanding our number of customers. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Any unfavorable publicity or consumer perception of our XM™ Platform, or a competitor’s platform in the experience management software category generally, could adversely affect our reputation and our ability to attract and retain customers on our platform, and diminish customer interest in the experience management market generally. Additionally, if we fail to promote and maintain the Qualtrics brand, or if we incur excessive expenses in this effort, our business, results of operations, and financial condition will be materially and adversely affected.
Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.
Our ability to broaden our customer base, particularly our business customer base, and achieve broader market acceptance of our platform will depend to a significant extent on the ability of our sales and marketing organizations to work together to drive our sales pipeline and cultivate customer and partner relationships to drive revenue growth. We have invested in and plan to continue to invest aggressively to expand our sales and marketing organizations, both domestically and internationally. Identifying, recruiting, and training sales personnel will require significant time, expense, and attention. We also plan to dedicate significant resources to sales and marketing programs, including user conferences (such as our annual X4 Summit), online advertising, webinars, blogs, corporate communications, white papers, and case studies. In addition, we have developed go-to-market partnerships with a number of key technology, system integrator, and consultant and content partners. If we are unable to recruit, hire, develop, and retain talented sales or marketing personnel, if our new sales or marketing personnel and partners are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective, our ability to broaden our customer base and achieve broader market acceptance of our platform could be harmed. In addition, the investments we make in our sales and marketing organization will occur in advance of experiencing benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources in these areas.
We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.
Our success and future growth depend upon the continued services of our management team and other key employees. In particular, Ryan Smith, our Chief Executive Officer and one of our co-founders, is critical to our vision, strategic direction, culture, and offerings. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. We also are dependent on the continued service of our existing employees because of the complexity of our solutions. Our senior management and key employees are employed on an at-will basis. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause. The loss of one or more of our senior management or other key employees could harm our business, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. In particular, recruiting and hiring senior product engineering personnel has been, and we expect to continue to be, challenging given the intense competition in the software industry for skilled product engineering talent. In addition, as our business grows and scales, including internationally, we will need to continue to find and attract talented experience managers both in the United States and internationally. If we are unable to hire talented personnel, we may be unable to scale our operations or release new products in a timely fashion and, as a result, customer satisfaction with our products may decline. Additionally, many of our employees and members of our management team may receive significant proceeds from sales of our equity in the public markets after this offering, which may reduce their motivation to continue to work for us.

If we are unable to develop and maintain successful relationships with certain partners, our business, results of operations, and financial condition could be harmed.
In addition to our sales force, we work with certain strategic partners to help grow and develop our sales and distribution channels and implement our XM™ Platform. We believe that continued growth in our business is dependent upon identifying, developing, and maintaining strategic relationships with our existing and potential partners that can drive substantial revenue and provide additional solutions to our customers. We engage certain partners to generate customer acquisition opportunities, and certain other partners to implement our XM™ Platform with our existing customers. We do not yet have sufficient data or feedback regarding the effectiveness of these partnerships. If the delivery partners are unable to successfully implement our platform with existing customers, or if we are unable to develop and maintain successful relationships with these partners, our business, results of operations, and financial condition could be harmed.
Our sales cycle with enterprise, government, and international customers can be long and unpredictable.
The timing of our sales with our enterprise, government, and international customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. We sell to United States federal, state and local, as well as foreign, governmental agency customers, and government demand and payment for our offerings are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offerings. We are often required to spend significant time and resources to better educate and familiarize these potential customers with the value proposition of paying for our solutions. The length of our sales cycle for these customers, from initial evaluation to payment for our offerings is generally more than the six months for other customers, and can vary substantially from customer to customer, and thus it is difficult to predict whether and when a sale will be completed.
Our ability to sell subscriptions to our platform could be harmed by real or perceived material defects or errors in our platform.
The software technology underlying our XM™ Platform is inherently complex and may contain material defects or errors, particularly when first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our platform, and new defects or errors in our existing platform or new software may be detected in the future by us or our users. There can be no assurance that our existing platform and new software will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention, or other performance issues, all of which could harm our business. The costs incurred in correcting such defects or errors may be substantial and could harm our results of operations and financial condition. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and could harm our business, results of operations, and financial condition.
We also utilize hardware purchased or leased and software and services licensed from third parties to host and provide security over our platform. Any defects in, or unavailability of, our or third party software, services, or hardware that cause interruptions to the availability of our platform, loss of data, or performance issues could, among other things:

•	cause a reduction in revenue or delay in market acceptance of our platform;

•	require us to issue refunds to our users or expose us to claims for damages;

•	cause us to lose existing users and make it more difficult to attract new users;

•	divert our development resources or require us to make extensive changes to our platform, which would increase our expenses;

•	increase our technical support costs; and

•	harm our reputation and brand.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success and our business may be harmed.
We believe that a critical component to our success has been our company culture. Our company is aligned behind our culture and key values and we have invested substantial time and resources in building our team within this company culture. Additionally, as we grow and develop the infrastructure of a public company, or acquire other companies, we may find it difficult to maintain these important aspects of our company culture. Any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.
We are continuing to expand our operations outside the United States, where we may be subject to increased business and economic risks that could impact our results of operations.
A key focus of our company is to continue to penetrate unaddressed global markets. In order to do so, we use a hub-and-spoke sales model, comprised of a centralized inside-sales team surrounded by regional direct sales efforts. We have invested significant effort to building and optimizing our international growth. For the nine months ended September 30, 2018 , 23% of our revenue is from international markets, and we have recently invested in offices in nine countries. We expect to continue to expand our international operations, which may include opening additional offices in new jurisdictions and providing our XM ™ Platform in additional languages. Any new markets or countries into which we attempt to sell subscriptions to our platform may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government- and industry-specific requirements. If we are not successful in converting our investments in international expansion to additional revenue, our business and results of operations may be harmed. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets. International expansion has required, and will continue to require, investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees outside the United States and maintaining our company culture across all of our offices;

•
providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;

•
compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, consumer protection, and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

•	management of an employee base in jurisdictions that may not give us the same employment and retention flexibility as does the United States;

•	operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

•
compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our platform in certain international markets;

•
foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

•	political and economic instability;

•
double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.
Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations as they change. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, our business, results of operations, and financial condition could be adversely affected.
We may acquire other companies or technologies which could divert our management’s attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and harm our results of operations.
As we have in the past, we may in the future seek to acquire or invest in businesses, people, or technologies that we believe could complement, expand, or enhance our platform or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are ultimately consummated.
Any integration process may result in unforeseen operating difficulties and require significant time and resources and, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business in connection with any future acquisition. Our prior acquisitions have been relatively small, and thus we are relatively inexperienced in effectively implementing an integration process. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including, among others:

•	costs or liabilities associated with the acquisition;

•	diversion of management’s attention from other business concerns;

•	inability to integrate or benefit from acquired content, technologies, or solutions in a profitable manner;

•	harm to our existing relationships with customers and partners as a result of the acquisition;

•	difficulty integrating the accounting systems, operations, and personnel of the acquired business;

•	difficulty converting the customers of the acquired business onto our platform and contract terms;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	the use of substantial portions of our available cash or equity to consummate the acquisition.
In the future, if our acquisitions do not yield expected returns, we may be required to take charges for the write-down or impairment of amounts related to goodwill and acquired intangible assets, which could negatively impact our results of operations. We may issue additional equity securities in connection with any future acquisitions that would dilute our existing stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to pay, incur large charges or substantial liabilities, and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges. These challenges could adversely affect our business, financial conditions, results of operations, and prospects.
Privacy, data protection, and information security concerns, and data collection and transfer restrictions and related domestic or foreign regulations, may limit the use and adoption of our platform and adversely affect our business.
Use of our XM™ Platform involves the storage, transmission, and processing of data from our customers and their employees or other personnel, including certain personal or individually identifying information. Personal privacy, information security, and data protection are significant issues in the United States, Europe, and many other jurisdictions where we offer our platform. The regulatory framework governing the collection, processing, storage, and use of business information, particularly information that includes personal data, is rapidly evolving and any failure or perceived failure to comply with applicable privacy, security, or data protection laws, regulations and/or contractual obligations may adversely affect our business.
The United States federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the online collection, use, and dissemination of data. Some of these requirements include obligations of companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers.
Further, many foreign countries and governmental bodies, including the European Union, or EU, where we conduct business, have laws and regulations concerning the collection and use of personal data obtained from their residents or by businesses operating within their jurisdictions. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. With regard to transfers of personal data from our European employees and customers to the United States, we historically relied on our adherence to the United States Department of Commerce’s Safe Harbor Privacy Principles and compliance with the EU-U.S. and Swiss-U.S. Safe Harbor Frameworks as agreed to and set forth by the United States Department of Commerce, the EU, and Switzerland, which established means for legitimizing the transfer of personal data by companies doing business in Europe from the EU and Switzerland to the United States. The EU-U.S. Safe Harbor Framework was deemed an invalid method of compliance with EU restrictions on data transfers in a ruling by the Court of Justice of the European Union in October 2015. We have since taken certain measures to legitimize our transfers of personal data, both internally and on behalf of our customers, from the EU and Switzerland to the United States. These frameworks were established by EU, Swiss, and U.S. authorities to provide mechanisms for companies to transfer EU and Swiss personal data to the United States. It is unclear at this time whether the EU-U.S. or Swiss-U.S. Privacy Shield Frameworks will serve as an appropriate means for us to transfer personal data from the EU or Switzerland to the United States. However, this Framework is under review and there is currently litigation challenging other EU mechanisms for adequate data transfers (i.e., the standard contractual clauses), as well as a call by the EU parliament for the suspension of the Framework as it relates to the U.S. It is uncertain whether the standard contractual clauses will be similarly invalidated by the European courts. We will be impacted by this change in law as a result of a future review of these transfer mechanisms by European regulators, as well as current challenges to these mechanisms in the European courts.
International privacy and data security regulations may become more complex and have greater consequences. For instance, as of May 25, 2018, the General Data Protection Regulation, or GDPR, has replaced the Data Protection Directive with respect to the collection and use of personal data of data subjects in the EU. The GDPR applies extra territorially and imposes several stringent requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of personal data and pseudonymised (i.e., key-coded) data and additional obligations when we contract third party processors in connection with the processing of the personal data. The GDPR provides that EU member states may make their own further laws and regulations limiting the (i) processing of personal data, including special categories of special data (e.g., racial or ethnic origin, political opinions, religious or philosophical beliefs), and (ii) profiling and automated individual decision-making of individual; which could limit our ability to use and share personal data or other data and could cause our costs to increase, and harm our business and financial condition. Noncompliance with the GDPR can trigger steep fines of up to €20 million or 4% of global annual revenue, whichever is higher. Separate EU laws and regulations (and member states’ implementations thereof) govern the protection of consumers and of electronic communications.

Further, as the GDPR has recently come into effect, enforcement priorities and interpretation of certain provisions are still unclear. To comply with the new data protection rules imposed by GDPR we may be required to put in place additional mechanisms ensuring compliance and other substantial expenditures. This may be onerous and adversely affect our business, financial condition, results of operations, and prospects.
The implementation of the GDPR has led other jurisdictions to amend, or propose legislation to amend, their existing data protection laws to align with the requirements of the GDPR with the aim of obtaining an adequate level of data protection to facilitate the transfer of personal data from the EU. Accordingly, the challenges we face in the EU will likely also apply to other jurisdictions outside the EU that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity. For example, in 2018, the State of California adopted the California Consumer Privacy Act of 2018, or the CCPA.
The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States because it mirrors a number of the key provisions of the GDPR. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. As currently enacted, we and our customers will be required to comply with these requirements before the CCPA becomes effective on January 1, 2020.
These new requirements could reduce demand for our XM™ Platform, increase our costs, impair our ability to grow our business, or restrict our ability to store and process data or, in some cases, impact our ability to offer our platform in some locations and may subject us to liability. Further, in view of new or modified federal, state, or foreign laws and regulations, industry standards, contractual obligations, and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our platform and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and our ability to develop new content and features could be limited. Further, failure to comply with the GDPR, the CCPA and other countries’ privacy or data security-related laws, rules or regulations could result in material penalties imposed by regulators, affect our compliance with client contracts and have an adverse effect on our business, financial condition, and results of operations.
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
Our success and ability to compete depends in part upon our intellectual property and other proprietary rights. We primarily rely on a combination of patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be insufficient, and our intellectual property may still be challenged, invalidated, or subject to other attacks from competitors or former employees, and we cannot guarantee that any of our pending applications will be approved or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. For example, competitors may try to use brand names confusingly similar to ours for similar services in order to benefit from our brand’s value. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property and, in such cases, we may not be able assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information, and we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights.
We hold a number of patents and patent applications in the United States and a number of international patent applications that we may use to pursue patents and patent applications in other foreign jurisdictions. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our solutions, technology, or proprietary information, or provide us with any competitive advantages. Moreover, we cannot guarantee that any of our pending patent applications will issue or be approved. The United States Patent and Trademark Office, or the USPTO, and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market, which would have a material adverse effect on our business. In addition, we believe that the protection of our trademark rights is an important factor in platform recognition, protecting our brand, and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Furthermore, we may not always detect infringement of our intellectual property rights, and any infringement of our intellectual property rights, even if successfully detected, prosecuted and enjoined, could be costly to deal with and could harm our business. In any event, in order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. We cannot assure you that our monitoring efforts will detect every infringement of our intellectual property rights by a third party. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets.
Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which we conduct business. In addition, many foreign countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights.
Litigation brought to protect and enforce our intellectual property rights, has been in the past, and could be in the future, costly, time consuming and distracting to management. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and counter-suits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Our failure to secure, protect, and enforce our intellectual property rights could delay further implementation of our platform, impair functionality of our platform, delay introductions of new products and services, result in our substituting inferior or more costly technologies into our platform or harm our brand and our business. Further, we may not always detect infringement of our intellectual property rights, and defending our intellectual property rights, even if successfully detected, prosecuted, enjoined, or remedied, could result in the expenditure of significant financial and managerial resources.
Moreover, a portion of our intellectual property has been acquired from one or more third parties. While we have conducted diligence with respect to such acquisitions, because we did not participate in the development or prosecution of much of the acquired intellectual property, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property, and potential encumbrances that could limit our ability to enforce such intellectual property rights.
We may be sued by third parties for alleged infringement or misappropriation of their proprietary rights.
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. From time to time, our competitors or other third parties have claimed in the past, and may claim in the future, that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may not be successful in defending against any such challenges, securing settlements, or obtaining licenses to avoid or resolve any intellectual property disputes.

In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid, or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Because patent applications can take years to issue and are often afforded confidentiality for some period of time there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. Any claims or litigation (with or without merit) could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our solutions or using certain technologies, require us to implement expensive work-arounds, or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our solutions, or refund fees, which could further exhaust our resources. In addition, we may incur substantial costs to resolve claims or litigation, whether or not successfully asserted against us, which could include payment of significant settlement, royalty, or license fees, modification of our solutions or refunds to customers of fees, which would negatively impact our financial performance. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business or harm our brand and reputation.
Moreover, our intellectual property acquired from one or more third parties may have previously been the subject of one or more intellectual property infringement suits and/or allegations. While we have conducted diligence with respect to such acquisitions, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property infringement suits and/or allegations. Moreover, we cannot guarantee that we understand and/or have complied with all obligations related to the settlement of such intellectual property suits and/or the resolution of such intellectual property allegations.
We use open source software in our platform that may subject our platform to general release or require us to re-engineer our platform, which may harm our business.
We use open source software in our XM™ Platform and expect to continue to use open source software in our platform in the future. There are uncertainties regarding the proper interpretation of and compliance with open source software licenses. Moreover, we cannot assure you that our processes for controlling our use of open source software in our XM™ Platform have been or will be effective. Consequently, any of these circumstances could result in reputational harm and harm to our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer our platform or incur additional costs to comply with the changed license terms or to replace the affected open source software. Although we have implemented policies and tools to regulate the use and incorporation of open source software into our XM™ Platform, we cannot be certain that we have not incorporated open source software in our platform in a manner that is inconsistent with such policies.
Responding to any infringement claim, regardless of its validity, or discovering open source software code in our platform could harm our business, operating results, and financial condition, by, among other things:

•	resulting in time-consuming and costly litigation;

•	diverting management’s time and attention from developing our business;

•	requiring us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	causing delays in the deployment of our platform;

•	requiring us to stop selling certain of our platform;

•	requiring us to redesign certain components of our platform using alternative non-infringing or non-open source technology or practices, which could require significant effort and expense;

•	requiring us to disclose our software source code, the detailed program commands for our software; and

•	requiring us to satisfy indemnification obligations to our customers.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our solutions or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our solutions, and harm our business, results of operations, and financial condition.
Our business is subject to a variety of United States and international laws that could subject us to claims, increase the cost of operations, or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.
Our business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing copyright laws, employment and labor laws, workplace safety, consumer protection laws, privacy and data protection laws, anti-bribery laws, import and export controls, federal securities laws, and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance. Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results, and financial condition.
We are also subject to consumer protection laws that may impact our sales and marketing efforts, including laws related to subscriptions, billing, and auto-renewal. These laws, as well as any changes in these laws, could make it more difficult for us to retain existing customers and attract new ones.
We are subject to governmental export and import controls, economic sanctions, and anti-corruption laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.
Our business activities are subject to various restrictions under United States export and similar laws and regulations, including the United States Department of Commerce’s Export Administration Regulations, or the EAR, and various economic and trade sanctions regulations administered by the United States Treasury Department’s Office of Foreign Assets Controls, or OFAC. The United States export control laws and United States economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to United States embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our customers access to our XM™ Platform or could limit our customers’ ability to access or use our platform in those countries.

Although we take precautions to prevent our platform from being provided in violation of such laws, we may have provided services to some customers in apparent violation of U.S. economic sanction laws. In addition, we may have exported software to some customers prior to submitting filings to the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, as required by the EAR. As a result, we have submitted to OFAC and to BIS initial notifications of voluntary self-disclosure concerning potential violations. If we are found to be in violation of U.S. economic sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. We may also be adversely affected through other penalties, reputational harm, loss of access to certain markets, or otherwise.
In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our users’ ability to access our platform in those countries. Changes in our XM™ Platform, or future changes in export and import regulations may prevent our users with international operations from utilizing our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell subscriptions to our platform to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely adversely affect our business, results of operations, and financial results.
We are also subject to various domestic and international anti-corruption laws, such as the United States Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, providing, and accepting improper payments or benefits for improper purposes. These laws also require that we keep accurate books and records and maintain compliance procedures designed to prevent any such actions. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.
Our quarterly and annual results of operations may vary and may be difficult to predict. If we fail to meet the expectations of investors or securities analysts, our stock price and the value of your investment could decline.
Our quarterly and annual billings, revenue, and results of operations have fluctuated in the past and may vary in the future due to a variety of factors, many of which are outside of our control. Our financial results in any one quarter should not be relied upon as indicative of future performance. We may not be able to accurately predict our future billings, revenue, or results of operations. Factors that may cause fluctuations in our quarterly results of operations include, but are not limited to, those listed below:

•	fluctuations in the demand for our platform, and the timing of sales;

•	our ability to attract new customers or retain existing customers;

•	the budgeting cycles and internal purchasing priorities of our customers;

•	the payment terms and subscription term length associated with our platform sales and their effect on our billings and free cash flow;

•	our ability to anticipate or respond to changes in the competitive landscape, including consolidation among competitors;

•	the timing of expenses and recognition of revenue;

•
the timing of our recognition of stock-based compensation expense for our equity awards, particularly in cases where awards covering a large number of our shares are tied to a specific event or date, such as the performance condition on many of our awards that will be satisfied upon the effectiveness of this offering and recognized in the period in which this offering occurs;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business,

operations, and infrastructure;

•	the timing and success of new product features and solutions by us or our competitors;

•	actual or perceived security breaches;

•	changes in laws and regulations that impact our business; and

•	general economic and market conditions.
If our billings, revenue, or results of operations fall below the expectations of investors or securities analysts in a particular quarter, or below any guidance that we may provide, the price of our Class B common stock could decline.
As an example of these risks, we note that as of September 30, 2018 , we had outstanding restricted stock awards covering 1.0 million shares and outstanding restricted stock unit awards covering 7.1 million shares that are scheduled to vest upon the effectiveness of this offering, when the performance condition in such awards will be satisfied. If the performance condition had been satisfied with respect to these awards on September 30, 2018 , we would have recorded $99.8 million of stock-based compensation expense in the three months ended September 30, 2018 . Accordingly, in the period during which we complete this offering, we will record this large stock based compensation charge, which will result in a period-over-period decrease in our profitability as calculated under GAAP, for a reason that we believe is unrelated to the underlying performance of our business. It is for this and similar reasons that we note for investors that our quarterly and annual financial results may fluctuate due to factors identified above and we do not believe that our financial results in any one quarter or any other period should be relied upon by investors as indicative of our future financial performance.
We do not have the history with our subscription or pricing models that we need to accurately predict optimal pricing necessary to attract new customers and retain existing customers.
We have limited experience with respect to determining the optimal prices for our solutions and, as a result, we have in the past and expect in the future that we will need to change our pricing model from time to time. As the market for our solutions matures, or as competitors introduce new solutions that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing models as we have used historically. We provide our software on a subscription basis priced on the number of solutions and level of functionality required by customers and the number of users and level of interactions through our software, and therefore, pricing decisions may also impact the mix of adoption among our subscription plans and negatively impact our overall revenue. Further, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations, and financial condition. For example, in the fourth quarter of 2017, we revised our pricing model, and we are still evaluating the impact of that recent change on our business. As a result, in the future we may be required to reduce our prices or develop new pricing models, which could adversely affect our revenue, gross margin, profitability, financial position, and cash flow.
Interruptions or delays in service from our data center facilities could impair the delivery of our platform and harm our business.
We currently serve our customers both from our data center facilities in the United States and Canada, and from third party data center facilities located in Australia, Germany, and the United States. Any damage to, or failure of, our systems generally could result in interruptions in our XM™ Platform. As we continue to add new data centers, add capacity in our existing data centers and transition existing data centers from a managed service hosting model to a co-location model, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the use of our platform. Any damage to, or failure of, our platform, or those of our third party data centers, could result in interruptions in use of our platform. Impairment of or interruptions in customers accessing our platform may reduce our revenue, cause us to issue credits or pay penalties, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. We have experienced interruptions and delays in service in the past and we may experience interruptions and delays in service in the future. Our business will also be harmed if our customers and potential customers believe our XM™ Platform is unreliable.
We do not control, or in some cases have limited control over, the operation of the data center facilities we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, and to adverse events caused by operator error. We cannot rapidly switch to new data centers or move customers from one data center to another in the event of any adverse event. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism or other act of malfeasance, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in accessing our platform and the loss of customer data.
Our transition from third party hosted data centers to our own managed co-location facilities is expensive and could impact our gross margins and our financial results.
We have made and will continue to make substantial investments in new equipment to support growth at our data centers and provide enhanced levels of service to our customers. We continue to transition certain of our data centers from a managed service hosting model, where a third party manages most aspects of our cloud operations, to a predominantly co-location model, where we will have more direct control over our hosting infrastructure and its operation. We anticipate that this transition will be expensive in the near term as we invest in new equipment and accelerate depreciation on certain assets from our co-located data centers and incur additional rent expenses as we complete this transition. We currently expect our planned transitions to be substantially complete by the end of 2018. If it takes longer than we expect to complete this transition, the impact on our operating results would likely exceed our initial expectations, particularly if the scope of the project grows and we deploy additional resources and hire additional personnel to complete the project. Additionally, to the extent that we are required to add data center capacity to accommodate customer demands, we may need to significantly increase the bandwidth, storage, power or other elements of our hosting operations, and the costs associated with adjustments to our data center architecture could also harm our margins and operating results.
We recognize revenue from subscriptions ratably over the term of our customer contracts, and as such our reported revenue and billings may differ significantly in a given period, and our revenue in any period may not be indicative of our financial health and future performance.
We recognize revenue from subscriptions ratably over the subscription term of the underlying customer contract, which is generally one year. Our billings are recorded upon invoicing for access to our XM™ Platform, and thus a significant portion of the billings we report in each quarter are generated from customer agreements entered and invoiced during the period. As a result, much of the revenue we report each quarter is derived from contracts that we entered into with customers in prior periods. Consequently, a decline in new or renewed subscriptions in any quarter will not be fully reflected in revenue or other results of operations in that quarter but will negatively affect our revenue and other results of operations across future quarters. It is difficult for us to rapidly increase our revenue from additional billings in a given period. Any increases in the average term of subscriptions would result in revenue for those contracts being recognized over longer periods of time with little impact on our results of operations in the near term. Our Research on Demand revenue and professional services and other revenue is recognized upon completion of the performance or as the service is rendered. Accordingly, our revenue in any given period may not be an accurate indicator of our financial health and future performance.
If we fail to integrate our solutions with a variety of operating systems, software applications, platforms, and hardware that are developed by others, our solutions may become less marketable, less competitive, or obsolete and our results of operations would be harmed.
Our solutions must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our solutions to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, we have developed our solutions to be able to easily integrate with third party SaaS applications, including the applications of software providers that compete with us, through the interaction of application programming interfaces, or APIs. In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on a long-term written contract to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time.
Our business could be adversely impacted by changes in internet access for our users or laws specifically governing the internet.
Our XM™ Platform depends on the quality of our users’ access to the internet. Certain features of our platform require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of user access to our platform, which would negatively impact our business. We could incur greater operating expenses and our ability to acquire and retain customers could be negatively impacted if network operators:

•	implement usage-based pricing;

•	discount pricing for competitive products;

•	otherwise materially change their pricing rates or schemes;

•	charge us to deliver our traffic at certain levels or at all;

•	throttle traffic based on its source or type;

•	implement bandwidth caps or other usage restrictions; or

•	otherwise try to monetize or control access to their networks.
In December 2017, the Federal Communications Commission announced it will revise the “net neutrality” rules. The rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Should the net neutrality rules be relaxed or eliminated, we could incur greater operating expenses, which could harm our results of operations.
As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our results of operations.
In addition, there are various laws and regulations that could impede the growth of the internet or other online services, and new laws and regulations may be adopted in the future. These laws and regulations could, in addition to limiting internet neutrality, involve taxation, tariffs, privacy, data protection, information security, content, copyrights, distribution, electronic contracts and other communications, consumer protection, and the characteristics and quality of services, any of which could decrease the demand for, or the usage of, our platform. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. These changes or increased costs could materially harm our business, results of operations, and financial condition.
Our international operations subject us to potentially adverse tax consequences.
We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, property, and goods and services taxes, in both the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to various jurisdictional rules regarding the timing and allocation of revenue and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file and to changes in tax laws. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. From time to time, we may be subject to income and non-income tax audits. While we believe we have complied with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed with additional taxes, there could be a material adverse effect on our business, results of operations, and financial condition.

Our future effective tax rate may be affected by such factors as changes in tax laws, regulations, or rates, changing interpretation of existing laws or regulations, the impact of accounting for equity-based compensation, the impact of accounting for business combinations, changes in our international organization, and changes in overall levels of income before tax. In addition, in the ordinary course of our global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, we cannot ensure that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals.
We may have exposure to greater than anticipated tax liabilities and may be affected by changes in tax laws or interpretations, any of which could adversely impact our results of operations.
We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to changes in the mix of earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of equity-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, and the evaluation of new information that results in a change to a tax position taken in a prior period. A successful assertion by a country, state, or other jurisdiction that we have an income tax filing obligation could result in substantial tax liabilities for prior tax years.
Our tax position could also be impacted by changes in accounting principles, changes in United States federal, state, or international tax laws applicable to corporate multinationals, other fundamental law changes currently being considered by many countries, including the United States, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. For example, on December 22, 2017, tax reform legislation referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted in the United States. The Tax Act significantly revises United States federal income tax law, including by lowering the corporate income tax rate to 21%, limiting the deductibility of interest expense, imposing new limitations on utilizing net operating losses, or NOLs, created in tax years beginning after December 31, 2017, implementing a modified territorial tax system, and imposing a one-time repatriation tax on deemed repatriated earnings and profits of United States -owned foreign subsidiaries. While the Tax Act will result in a lower domestic corporate income tax rate, which could impact our effective tax rate, we currently do not expect the impact on our effective tax rate to be material. We have reflected the expected impact of the Tax Act in our financial statements in accordance with our understanding of the Tax Act and guidance available as of the date of this prospectus. However, many consequences of the Tax Act, including whether and how state, local, and foreign jurisdictions will react to such changes are not entirely clear at this time and the United States Department of Treasury has broad authority to issue regulations and interpretive guidance that may significantly impact how the Tax Act will apply to us. Any of the foregoing changes could have an adverse impact on our results of operations, cash flows, and financial condition.
Additionally, the Organization for Economic Co-Operation and Development has released guidance covering various topics, including transfer pricing, country-by-country reporting, and definitional changes to permanent establishment that could ultimately impact our tax liabilities as it is implemented in various jurisdictions.
Our results of operations may be harmed if we are required to collect sales or other related taxes for our subscription solutions in jurisdictions where we have not historically done so.
We collect sales and similar value-added taxes as part of our customer agreements in a number of jurisdictions. Sales and use, value-added, and similar tax laws and rates vary greatly by jurisdiction. One or more states or countries may seek to impose additional sales, use, or other tax collection obligations on us, including for past sales by us. The U.S. Supreme Court’s recent decision in South Dakota v. Wayfair, Inc. may increase that risk by increasing states’ ability to assert taxing jurisdiction on out-of-state retailers. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes on our platform could, among other things, result in substantial tax liabilities for past sales, create significant administrative burdens for us, discourage customers from purchasing our platform, or otherwise harm our business, results of operations, and financial condition.

We may not be able to utilize a significant portion of our NOLs or research tax credit carryforwards, which could adversely affect our potential profitability.
We have federal and state NOLs, due to prior period losses, which if not utilized will begin to expire in 2035 and 2025 for federal and state purposes, respectively. As of December 31, 2017, we had federal and state NOLs of approximately $39.0 million and $41.7 million, respectively. As of December 31, 2017, we had federal research tax credit carryforwards of $4.2 million and Utah research tax credit carryforwards of $0.7 million, which if not utilized will begin to expire in 2034 and 2029, respectively. These NOLs and research tax credit carryforwards, and NOLs of companies we may acquire, could expire unused and be unavailable to reduce future income tax liabilities, which could adversely affect our profitability. Realization of our NOL carryforwards and tax credits is dependent on generating sufficient taxable income prior to their expiration. Although a portion of these carryforwards and tax credits are subject to the provisions of Internal Revenue Code Sections 382 and 383, we have not performed a formal study to determine the amount of a limitation, if any.
In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize NOLs or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” Such an “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage. This offering and the transactions contemplated hereby may trigger an “ownership change.”
If we determine that an ownership change has occurred and our ability to use our historical NOL and tax credit carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. Also, even assuming that no such ownership changes have occurred, and thus no such limits on the usage of our NOLs under Section 382 would apply, the recently enacted amendments to the Code under the Tax Act reduced the value of our NOLs by reducing the corporate tax rate, and included additional limitations on our ability to utilize our NOLs. In general, the Tax Act provides that the portion of such NOLs arising in tax years beginning after December 31, 2017 cannot be utilized to offset more than 80% of our taxable income, determined without regard to the application of NOLs.
We are subject to tax examinations of our tax returns by the Internal Revenue Service, or IRS, and other tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations, financial condition, and liquidity.
We are, and expect to continue to be, subject to regular review and audit by the IRS and other tax authorities in various jurisdictions. As a result, we have received, and may in the future receive, assessments in multiple jurisdictions on various tax-related assertions. For instance, in July 2018, the IRS notified us of an upcoming income tax audit for the 2014 and 2015 tax years, which remains ongoing. Taxing authorities have also challenged, and may in the future challenge, our tax positions and methodologies on various matters, including our positions regarding the collection of sales and use taxes and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies or calculation of our tax liabilities are accurate or that the outcomes from ongoing and future tax examinations will not have an adverse effect on our operating results and financial condition. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could have an adverse effect on our operating results and financial condition.
The nature of our business requires the application of complex revenue and expense recognition rules, and any significant changes in current rules could affect our financial statements and results of operations.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls over financial reporting. In addition, many companies’ accounting policies and practices are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements. For example, in May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or Topic 606, as amended, which has superseded nearly all existing revenue recognition guidance. For public business entities, the standard is effective for annual reporting periods beginning after December 15, 2017. We have early adopted Topic 606 using the full retrospective transition method. Other companies in our industry may apply these accounting principles differently than we do, adversely affecting the comparability of our financial statements. See Note 2 to our accompanying financial statements for information about Topic 606. In addition, if we were to change our critical accounting estimates, including those related to the recognition of subscription revenue and other revenue sources or the period of benefit for deferred contract acquisition costs, our results of operations could be significantly affected.
If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.
The preparation of our financial statements in conformity with United States generally accepted accounting principles, or GAAP, requires management to make judgments, estimates, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class B common stock. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, deferred contract acquisition costs, the period of benefit generated from deferred contract acquisition costs, stock-based compensation expense, goodwill and intangible assets, and accounting for income taxes, including deferred tax assets and liabilities.
If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the listing standards of The Nasdaq Global Select Market, or Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class B common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K.
Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and results of operations and could cause a decline in the price of our Class B common stock.
We might require additional capital to support our growth, and this capital might not be available on acceptable terms, if at all.
We intend to continue to make investments to support our growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing XM™ Platform or acquire complementary businesses, technologies, and content. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our growth and to respond to business challenges could be significantly impaired.
Certain estimates of market opportunity, forecasts of market growth, and our operating metrics included in this prospectus may prove to be inaccurate.
Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. These estimates are calculated using internal data and are subject to a number of assumptions and extrapolations, and as a result, the actual market opportunity and growth forecasts may be different than our disclosed numbers.
We may face exposure to foreign currency exchange rate fluctuations.
Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound sterling, and Australian Dollar. We have not instituted a hedging program. We expect our international operations to continue to grow in the near term and we are continually monitoring our foreign currency exposure to determine when we should begin a hedging program. Today, our international contracts are denominated in either U.S. dollars or local currency, while our international operating expenses are often denominated in local currencies. Additionally, as we expand our international operations, a larger portion of our operating expenses will be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars.
Catastrophic events may disrupt our business.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could harm our business. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure reputational harm, delays in developing our platform and solutions breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.
Additionally, we rely on our network and third party infrastructure and applications, internal technology systems, and our websites for our development, marketing, operational support, hosted services, and sales activities. If these systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver solutions to our customers would be impaired.
As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.
Adverse economic conditions could negatively impact our business.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Our business depends on demand for business software applications generally and for collaboration software solutions in particular. In addition, the market adoption of our solutions and our revenue is dependent on the number of users of our solutions. To the extent that weak economic conditions reduce the number of personnel providing development or engineering services or that limit the available budgets within organizations for software solutions, demand for our solutions may be harmed. If economic conditions deteriorate, our customers and prospective customers may elect to decrease their information technology budgets, which would limit our ability to grow our business and harm our results of operations.
Risks Related to Ownership of Our Class B Common Stock and this Offering
The multiple class structure of our common stock has the effect of concentrating voting control with certain stockholders, in particular, our Chief Executive Officer and his affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class A-1 common stock and Class A-2 common stock have ten votes per share, and our Class B common stock, which are the shares we are selling in this offering, have one vote per share. The holders of Class A-2 common stock shall also have special voting rights which become effective in the event that the total number of votes represented by all of the outstanding shares of our Class A-2 common stock would constitute less than 51% of the total voting power of all classes of our then-outstanding capital stock. In such a case, and for so long as the number of outstanding shares of Class A-2 common stock represents at least 10% of the total number of shares of all classes of our outstanding capital stock, the holders of our Class A-2 common stock will be entitled to a number of votes per share of their Class A-2 common stock as would cause the total number of votes of all outstanding shares of Class A-2 common stock to equal 51% of the total voting power of all of our then-outstanding shares of capital stock. Accordingly, in such event, the aggregate voting power of all outstanding shares of Class A-1 common stock and Class B common stock would be proportionately reduced. The Class A-2 common stock, 87% of which is held by our founders, certain of whom are executive officers and directors of the company, will represent approximately        % of the voting power of our outstanding capital stock following this offering.
After the completion of this offering, the holders of our Class A-2 common stock will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our stockholders for approval until the fifteen year anniversary of the closing of this offering, or such other date as described in our amended and restated certificate of incorporation. These holders of our Class A-2 common stock may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class B common stock.

Future transfers by holders of our Class A-1 common stock or Class A-2 common stock will generally result in those shares converting into our Class B common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class A-1 common stock and Class A-2 common stock into our Class B common stock will have the effect, over time, of increasing the relative voting power of those holders of Class A-1 common stock and Class A-2 common stock who retain their shares in the long term.
We have also granted our founders, Ryan Smith, our Chief Executive Officer and member of our board of directors, and Jared Smith, our President and member of our board of directors, RSUs for an aggregate of 11.25 million shares of our Class B common stock pursuant to the Founder Grants, which will vest and settle upon the future satisfaction of service conditions and the achievement of certain stock price goals following the completion of this offering. See “Executive Compensation—Founder Restricted Stock Unit Grants” for additional information regarding the Founder Grants. If all, or a large portion, of the Founder Grants should vest and settle, our founders will significantly influence any separate vote of our Class B common stock. Although the terms of our amended and restated certificate of incorporation will only provide for a separate vote of the holders of our Class B common stock on limited matters, under Delaware law, certain actions may require the approval of the holders of the Class B common stock voting as a separate class. For example, if we amend our amended and restated certificate of incorporation to adversely affect our Class B common stock, Delaware law could require approval of the holders of our Class B common stock voting separately as a single class. For any vote of the Class B common stock voting as a separate class, our founders will significantly influence such vote if all, or a large portion, of the Founder Grants should vest and settle, and until the number of outstanding shares of Class B common stock significantly increases. To the extent that the Founder Grants vest and settle, our founders will have the ability to gain liquidity by selling shares of our Class B common stock without reducing their voting power by converting their Class A-2 common stock.
In addition, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our multi-class capital structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included.
An active trading market for our Class B common stock may never develop or be sustained.
We have applied to list our Class B common stock on Nasdaq, under the symbol “XM.” However, there has been no prior public trading market for our Class B common stock. We cannot assure you that an active trading market for our Class B common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class B common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class B common stock when desired, or the prices that you may obtain for your shares.
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class B common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. However, we have irrevocably elected not to avail ourselves of the extended transition period for complying with new or revised accounting standards and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.
We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting requirements. If we take advantage of any of these reduced reporting requirements in future filings, the information that we provide our security holders may be different than the information you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our Class B common stock less attractive because we may rely on these exemptions.
The market price of our Class B common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
The trading price of our Class B common stock is likely to be volatile and could fluctuate widely regardless of our operating performance. The market price of our Class B common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•
failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings changes by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	announced or completed acquisitions of businesses or technologies by us or our competitor;

•	developments or disputes concerning our intellectual property or our solutions, or third party proprietary rights;

•	new laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;

•	any major change in our board of directors or management;

•	additional Class B common stock being sold into the market by us or our existing stockholders or the anticipation of such sales;

•	changes in operating performance and stock market valuations of technology companies in our industry;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.
In addition, the stock markets, and in particular the market on which our Class B common stock will be listed,

have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and harm our business, results of operations, and financial condition.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade our common stock, the price of our Class B common stock could decline.
The trading market for our Class B common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class B common stock could decrease, which might cause our stock price and trading volume to decline.
We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
We intend to use the net proceeds from this offering to satisfy tax withholding and remittance obligations related to the settlement of certain outstanding RSUs in connection with the completion of this offering, and for working capital and other general corporate purposes. On the settlement date, we plan to withhold and remit income taxes at applicable statutory rates based on the then-current value of the underlying shares. We currently expect that the average of these withholding tax rates will be approximately            %. If the price of our common stock at the time of settlement were equal to $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that this tax obligation would be approximately $       million in the aggregate. To settle these RSUs, assuming an approximate            % tax withholding rate and assuming that no employee elects to pay cash to us to cover withholding amounts, we anticipate that we will net-settle the awards by delivering an aggregate of approximately         million shares of Class B common stock to RSU holders and withholding an aggregate of approximately           million shares of Class B common stock, based on RSUs outstanding as of September 30, 2018 for which the service-based requirement was satisfied on that da y.
We also intend to use some of the net proceeds to satisfy tax withholding obligations related to the vesting and settlement of RSUs, which will begin to vest after the completion of this offering. We do not currently know the amount of net proceeds that would be used to satisfy these tax withholding obligations because it depends on many factors, including our share price on the date of settlement and the number of shares underlying RSUs that are settled on such date.
We may also use a portion of the net proceeds to acquire complementary businesses, products, or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used effectively. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. The failure by our management to apply these funds effectively may adversely affect the return on your investment. See the section titled “Use of Proceeds” for additional information.
Purchasers in this offering will immediately experience substantial dilution in net tangible book value.
We anticipate the initial public offering price of our Class B common stock will be substantially higher than the pro forma net tangible book value per share of our Class B common stock immediately following this offering. Therefore, if you purchase shares of our Class B common stock in this offering, you will experience immediate dilution of $        per share, based on the initial public offering price of $            per share (which is the midpoint of the estimated offering price range set forth on the cover page to this prospectus), the difference between the price per share you pay for our Class B common stock and the pro forma net tangible book value per share as of September 30, 2018 , after giving effect to the issuance of shares of our Class B common stock in this offering. See the section titled “Dilution” for additional information.
Substantial future sales of our Class B common stock could cause the market price of our Class B common stock to decline.
The market price of our Class B common stock could decline as a result of substantial sales of our Class B common stock, particularly sales by our directors, executive officers, and significant stockholders, a large number of our Class B common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have 81,636,234 shares outstanding of Class A-1 common stock, 101,395,607 shares outstanding of Class A-2 common stock and           shares outstanding of Class B common stock, based on the number of shares outstanding as of September 30, 2018 . This includes the Class B common stock offered in this offering, which may be resold in the public market immediately. The remaining shares of our capital stock are currently restricted as a result of market stand-off agreements restricting their sale for a period of up to 180 days after the date of this prospectus, subject to certain exceptions. In addition, certain of these shares are subject to lock-up agreements with the underwriters, and either Morgan Stanley & Co. LLC or Goldman Sachs & Co. LLC, as representatives of the underwriters, may, in its sole discretion, permit our officers, directors, employees, and current securityholders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.
In addition, we expect that up to                 shares of our Class B common stock may be sold in open market transactions within 180 days following the closing of this offering to generate enough proceeds to cover taxes that may become due as a result of the vesting and/or settlement of RSUs that are scheduled to vest and/or settle at, or in the 180 days following, the offering. Of these shares, the shares that are not sold to cover such taxes will remain subject to lock-up agreements with the underwriters. In addition, we expect that up to                    shares of our Class B common stock may be delivered to our employees and former employees as a result of the vesting and/or settlement of RSUs that are scheduled to vest and/or settle at, or in the 180 days following, the offering.
Additionally, the shares subject to outstanding options and RSU awards (including the Founder Grants) under our equity incentive plans and, to the extent such shares are issued, the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. See the section titled “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.
Upon completion of this offering, stockholders owning an aggregate of 81,636,234 shares of Class A-1 common stock and 101,395,607 shares of Class A-2 common stock, will be entitled, under contracts providing for registration rights, to require us to register their shares for public sale in the United States. We also intend to register Class B common stock that we may issue under our employee equity incentive plans and ESPP. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to certain market stand-off or lock-up agreements.
Sales of our Class B common stock as these restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class B common stock to fall and make it more difficult for you to sell our Class B common stock.
We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our business, financial condition, and results of operations.
As a public company, and particularly after we cease to be an “emerging growth company,” we will incur greater legal, accounting, and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and the rules and regulations of Nasdaq. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made, and will continue to make, some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the market price of our Class B common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with the closing of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•
authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•
require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent if such action occurs after the first date that the total aggregate number of votes represented by all then-issued and outstanding shares of Class A-2 common stock constitute less than 51% of the total aggregate number of votes represented by all then-issued and outstanding shares of our capital stock, or the Written Consent Threshold Date;

•	until the Written Consent Threshold Date, allow our stockholders to be able to act by written consent if the action is first recommended or approved by our board of directors;

•
specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, our chief executive officer or our president (in the absence of our chief executive officer);

•
provide for a tri-class common stock structure in which holders of our Class A-1 and Class A-2 common stock have the ability to control the outcome of certain matters requiring stockholder approval, even if they own significantly less than a majority of the aggregate outstanding shares of our Class A-1, Class A-2, and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum, or by a sole remaining director; and

•
require the approval of our board of directors or the holders of at least sixty-six and two-thirds percent (66 2⁄3%) of the voting power of our outstanding shares of capital stock entitled to vote thereon, voting together as a single class, to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, or the DGCL, which imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our outstanding common stock. Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control or changes in our management could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our Class B common stock.
Our amended and restated bylaws to be effective in connection with the closing of this offering will designate a state or federal court located within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.
Our amended and restated bylaws to be effective in connection with the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees or our stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provisions of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the choice of forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.
We do not expect to declare dividends in the foreseeable future.
We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price, which may never occur.
Risks Related to Our Organizational Structure
Our principal asset is our interest in Qualtrics, LLC, and we are, and expect to continue to be, dependent upon the results of operations and cash flows of Qualtrics, LLC and its consolidated subsidiaries and distributions we receive from Qualtrics, LLC.
Qualtrics International Inc. is, and we expect to continue to be, a holding company with no material assets other than our ownership of the capital stock of Qualtrics, LLC, which we control directly. As such, Qualtrics International Inc. will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of Qualtrics, LLC and its consolidated subsidiaries and distributions we receive from Qualtrics, LLC. There can be no assurance that our direct and indirect subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in any future debt instruments, will permit such distributions. In addition, in the event that the board of directors and stockholders of Qualtrics International Inc. were to approve a sale of all of our direct and indirect interests in Qualtrics, LLC, your equity interest would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, cost of revenue, gross profit, operating expenses, ability to continue to generate positive cash flow, and ability to be profitable;

•	anticipated technology trends, such as the use of and demand for experience management software;

•	our ability to attract and retain customers to use our products;

•	our ability to attract enterprises and international organizations as customers for our products;

•	our ability to expand our network with content consulting partners, delivery partners, and technology partners;

•	the evolution of technology affecting our products and markets;

•	our ability to introduce new products and enhance existing products;

•	our ability to successfully enter into new markets and manage our international expansion;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to effectively manage our growth and future expenses and maintain our corporate culture;

•	our anticipated investments in sales and marketing and research and development;

•	our ability to maintain, protect, and enhance our intellectual property rights;

•	our ability to successfully defend litigation brought against us;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA
This prospectus contains statistical data, estimates, and forecasts from various sources, including independent industry publications and other information from our internal sources. This information is based upon a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” that could cause results to differ materially from those expressed in these publications and reports.
The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	CX Quality Can Affect Stock Performance, February 2018, Forrester Research.

•	Experience is Everything: Here’s How to Get it Right, © 2018 PwC.

•	Net Promoter Score Benchmark Study, October 2017, Temkin Group.
Industry publications, surveys, and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but such information may not be accurate or complete. We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied on therein.
Certain information included in this prospectus concerning our industry and the markets we serve, including our market share, are also based on our good-faith estimates derived from management’s knowledge of the industry and other information currently available to us.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our Class B common stock in this offering will be approximately $           , based upon the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to us would be approximately $           , after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $           , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $           , assuming an initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class B common stock, and enable access to the public equity markets for us and our stockholders.
We intend to use the net proceeds from this offering to satisfy tax withholding and remittance obligations of up to $           million related to the settlement of certain outstanding RSUs in connection with the effectiveness of this offering. This amount is based upon the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $       per share of Class B common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rates, would increase (decrease) the amount we would be required to pay to satisfy these tax withholding obligations by approximately $        million.  We also intend to use some of the net proceeds to satisfy tax withholding obligations related to the vesting and settlement of RSUs, which will begin to vest after the completion of this offering. We do not currently know the amount of net proceeds that would be used to satisfy these tax withholding obligations because it depends on many factors, including our share price on the date of settlement and the number of shares underlying RSUs that are settled on such date. We also intend to use the net proceeds from this offering for working capital or other general corporate purposes, including funding our growth strategies discussed in this prospectus. These uses and growth strategies include investing in research and development, enhancing our XM ™ Platform and solutions, hiring additional personnel in our engineering, customer support and sales and marketing teams, investing in marketing and partnership programs, growing our international operations, and upgrading our infrastructure; however, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.
We may also use a portion of the net proceeds to acquire or make investments in businesses, products, services, or technologies. However, we do not have agreements or commitments for any acquisitions at this time.
We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth cash and cash equivalents, as well as our capitalization, as of September 30, 2018 as follows:

•	on an actual basis;

•
on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our Series A-1 and Series A-2 redeemable convertible preferred stock into an aggregate of 101,395,607 shares of our Class A-2 common stock, which conversion will occur immediately prior to the completion of this offering, (ii) the automatic conversion of all outstanding shares of our Series A-3 redeemable convertible preferred stock and Series B redeemable convertible preferred stock into an aggregate of 81,636,234 shares of our Class A-1 common stock, which conversion will occur immediately prior to the completion of this offering, (iii) stock-based compensation expense of approximately $ 99.8 million associated with outstanding RSUs subject to a performance condition for which the service-based vesting condition was satisfied as of September 30, 2018 and which we will recognize on the effectiveness of our registration statement in connection with this offering, as further described in Note 12 to our consolidated financial statements included elsewhere in this prospectus, (iv) the increase in accrued expenses and other current liabilities and an equivalent decrease in additional paid-in capital of $         million in connection with the withholding tax obligations, assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, assuming that we issue shares of Class B common stock on a net basis to satisfy all the associated withholding tax obligations, although it is contemplated that certain employees may elect to pay cash to cover withholding amounts, (v) the net issuance of up to          shares of Class B common stock at the closing of this offering on the vesting and settlement of certain RSUs subject to a performance condition in connection with the effectiveness of this offering, and (vi) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware; and

•
on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of           shares of our Class B common stock in this offering, based upon the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of September 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(In thousands except share and per share data)
Cash and cash equivalents	$137,739
Redeemable convertible preferred stock, $0.0001 par value per share, issuable in Series A-1, A-2, A-3, B-1, B-2, B-3, B-3A, B-4, B-5, and B-5A: 207,060,845 shares authorized, 183,031,841 shares issued and outstanding, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	$129,609
Stockholders’ equity:
Class A-1 common stock, $0.0001 par value per share: 81,636,234 shares authorized, no shares issued and outstanding, actual; 81,636,234 shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Class A-2 common stock, $0.0001 par value per share: 112,897,836 shares authorized, no shares issued and outstanding, actual; 101,395,607 shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Class B common stock, $0.0001 par value per share: 215,971,093 shares authorized, 5,309,690 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	10,747
Accumulated other comprehensive loss	(765)
Accumulated deficit	(79,829)
Total stockholders’ deficit	(69,846)
Total capitalization	$59,763
____________________

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, and total capitalization by $           , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, and total capitalization by $           , assuming an initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit, total capitalization and shares of Class B common stock outstanding as of September 30, 2018 would be $           , $           , $           , $         , and           , respectively.
The number of shares of our Class A-1 common stock, Class A-2 common stock and Class B common stock that will be outstanding after this offering (which includes up to          shares of Class B common stock to be issued at the closing of this offering on the vesting and settlement of certain outstanding RSUs subject to a performance condition in connection with the completion of this offering) is based on 81,636,234 shares of our Class A-1 common stock, 101,395,607 shares of our Class A-2 common stock and 5,309,690 shares of our Class B common stock (each as including preferred stock on an as-converted basis) outstanding as of September 30, 2018 , and excludes:

•
1,722,087 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of September 30, 2018 , with a weighted-average exercise price of $12.11 per share;

•
459,821 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were granted after September 30, 2018 , with a weighted-average exercise price of $15.38 per share;

•
                  RSUs for shares of our Class B common stock outstanding as of September 30, 2018 that will settle upon future satisfaction of service conditions following the completion of this offering , up to approximately            % of which we plan to withhold, based on an assumed            % tax withholding rate, to satisfy income tax obligations upon settlement of the RSUs, as discussed in the section titled “Risk Factors— We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return ” and Note 12 to our consolidated financial statements included elsewhere in this prospectus;

•
     2,144,473 RSUs for shares of our Class B common stock that were granted after September 30, 2018 that will settle upon future satisfaction of service conditions following the completion of this offering;

•
1,618,852 shares of our Class B common stock reserved for future issuance under our 2014 Plan, provided that no new awards will be issued under the 2014 Plan following the completion of this offering; and

•	23,750,000 shares of our Class B common stock reserved for future issuance under our equity compensation plans, which will become effective prior to the completion of this offering, consisting of:

•
20,000,000  shares of our common stock reserved for future issuance under our 2018 Plan, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, and

•
3,750,000  shares of our common stock reserved for future issuance under our ESPP, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Our 2018 Plan and ESPP will each provide for annual automatic increases in the number of shares reserved thereunder and our 2018 Plan also will provide for increases to the number of shares of Class B common stock that may be granted thereunder based on shares underlying any awards under our 2014 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION
If you invest in our Class B common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class B common stock and the pro forma as adjusted net tangible book value per share of our Class B common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class B common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class B common stock immediately after completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible value as of September 30, 2018 was $           million, or $           per share. Our pro forma net tangible book value as of September 30, 2018 was $            million, or $        per share, based on the total number of shares of our common stock outstanding as of September 30, 2018 , after giving effect to (i) the automatic conversion of all outstanding shares of our Series A-1 and Series A-2 redeemable convertible preferred stock into an aggregate of 101,395,607 shares of our Class A-2 common stock, which conversion will occur immediately prior to the completion of this offering, (ii) the automatic conversion of all outstanding shares of our Series A-3 redeemable convertible preferred stock and Series B redeemable convertible preferred stock into an aggregate of 81,636,234 shares of our Class A-1 common stock, which conversion will occur immediately prior to the completion of this offering, and (iii) the net issuance of up to         shares of Class B common stock at the closing of this offering on the vesting and settlement of certain RSUs subject to a performance condition in connection with the effectiveness of this offering.
After giving effect to the sale by us of           shares of our Class B common stock in this offering at the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2018 would have been $           , or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $           per share to investors purchasing shares of our Class B common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2018	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma net tangible book value per share, as adjusted to give effect to this offering
Dilution in pro forma net tangible book value per share, as adjusted to new investors in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $           , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $           , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $           per share and increase or decrease, as applicable, the dilution to new investors by $           per share, assuming an initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share of our Class B common stock, as adjusted to give effect to this offering, would be $           per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $           per share.
The following table presents, as of September 30, 2018 , after giving effect to (i) the automatic conversion of all outstanding shares of our Series A-1 and Series A-2 redeemable convertible preferred stock into an aggregate of 101,395,607 shares of our Class A-2 common stock, which conversion will occur immediately prior to the completion of this offering, (ii) the automatic conversion of all outstanding shares of our Series A-3 redeemable convertible preferred stock and Series B redeemable convertible preferred stock into an aggregate of 81,636,234 shares of our Class A-1 common stock, which conversion will occur immediately prior to the completion of this offering, and (iii) the net issuance of up to         shares of Class B common stock at the closing of this offering on the vesting and settlement of certain RSUs subject to a performance condition in connection with the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our Class B common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and preferred stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (In thousands)	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		100.0%		$100.0%
Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of the total consideration paid by new investors and total consideration paid by all stockholders by approximately $           , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and table assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option were exercised in full, our existing stockholders would own           % and our new investors would own           % of the total number of shares of our common stock outstanding upon completion of this offering.
The number of shares of our Class A-1 common stock, Class A-2 common stock, and Class B common stock that will be outstanding after this offering (which includes up to         shares of Class B common stock to be issued at the closing of this offering on the vesting and settlement of certain outstanding RSUs subject to a performance condition in connection with the completion of this offering) is based on 81,636,234 shares of our Class A-1 common stock, 101,395,607 shares of our Class A-2 common stock, and 5,309,690 shares of our Class B common stock (each as including preferred stock on an as-converted basis) outstanding as of September 30, 2018 , and excludes:

•
1,722,087 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of September 30, 2018 , with a weighted-average exercise price of $12.11 per share;

•
459,821 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock that were granted after September 30, 2018 , with a weighted-average exercise price of $15.38 per share;

•
              RSUs for shares of our Class B common stock outstanding as of September 30, 2018 that will settle upon future satisfaction of service conditions following the completion of this offering , up to approximately            % of which we plan to withhold, based on an assumed            % tax withholding rate, to satisfy income tax obligations upon settlement of the RSUs, as discussed in the section titled “Risk Factors— We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return ” and Note 12 to our consolidated financial statements included elsewhere in this prospectus;

•
2,144,473 RSUs for shares of our Class B common stock that were granted after September 30, 2018 that will settle upon future satisfaction of service conditions following the completion of this offering;

•
1,618,852 shares of our Class B common stock reserved for future issuance under our 2014 Plan, provided that no new awards will be issued under the 2014 Plan following the completion of this offering; and

•	23,750,000 shares of our Class B common stock reserved for future issuance under our equity compensation plans, which will become effective prior to the completion of this offering, consisting of:

•
20,000,000  shares of our common stock reserved for future issuance under our 2018 Stock Option and Incentive Plan, or the 2018 Plan, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, and

•
  3,750,000  shares of our common stock reserved for future issuance under our ESPP, which will become available for issuance effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Our 2018 Plan and ESPP will each provide for annual automatic increases in the number of shares reserved thereunder and our 2018 Plan also will provide for increases to the number of shares of Class B common stock that may be granted thereunder based on shares underlying any awards under our 2014 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”
To the extent that any outstanding options to purchase our Class B common stock or new awards are granted under our equity compensation plans, or we issue additional equity securities or convertible debt, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present our selected consolidated financial and other data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 and our selected consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statements of operations data for the nine months ended September 30, 2017 and 2018 and our selected consolidated balance sheet data as of September 30, 2018 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the nine months ended September 30, 2017 or 2018 are not necessarily indicative of the results to be expected for the full year or any other future period. The following selected consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
Consolidated Statements of Operations Data:	(In thousands, except per share data)
Revenue:
Subscription	$142,525	$213,274	$151,699	$215,533
Research on Demand	38,147	51,812	37,524	51,489
Professional services and other	9,931	24,817	17,856	22,544
Total revenue	190,603	289,903	207,079	289,566
Cost of revenue(1)(2):
Subscription	27,904	25,552	18,162	26,520
Research on Demand	21,322	26,639	19,585	22,237
Professional services and other	11,754	26,893	18,859	27,581
Total cost of revenue	60,980	79,084	56,606	76,338
Gross profit	129,623	210,819	150,473	213,228
Operating expenses(1)(2):
Research and development	22,303	40,680	29,078	45,643
Sales and marketing	95,919	140,524	102,994	138,318
General and administrative	21,909	26,522	17,239	26,958
Total operating expenses	140,131	207,726	149,311	210,919
Operating income (loss)	(10,508)	3,093	1,162	2,309
Other non-operating income (expense), net	(501)	1,370	1,131	274
Income (loss) before income taxes	(11,009)	4,463	2,293	2,583
Provision for income taxes	1,025	1,907	1,322	1,088
Net income (loss)	$(12,034)	$2,556	$971	$1,495
Net income (loss) per share attributable to common stockholders, basic	$(4.85)	$0.01	$0.01	$0.01
Net income (loss) per share attributable to common stockholders, diluted	$(4.85)	$0.01	$0.01	$0.01
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic	2,482	2,889	2,801	3,597
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, diluted	2,482	185,734	185,493	186,934
Pro forma net income per share attributable to common stockholders, basic
Pro forma net income per share attributable to common stockholders, diluted
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, basic
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, diluted

____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
Cost of revenue	$7	$7	$6	$4
Research and development	309	1,438	1,348	1,568
Sales and marketing	64	4,415	4,414	559
General and administrative	322	1,087	750	973
Total stock-based compensation expense	$702	$6,947	$6,518	$3,104

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
Cost of revenue	$81	$135	$101	$500
Research and development	—	—	—	—
Sales and marketing	47	32	30	111
General and administrative	59	59	44	104
Total amortization of acquired intangible assets	$187	$226	$175	$715

	As of December 31, 2016	As of December 31, 2017	As of September 30, 2018
Consolidated Balance Sheet Data:	(In thousands)
Cash and cash equivalents	$61,860	$113,435	$137,739
Working capital(1)	$113,947	$188,679	$210,373
Total assets	$180,700	$280,337	$334,317
Total deferred revenue	$133,391	$185,145	$228,199
Redeemable convertible preferred stock	$99,762	$129,609	$129,609
Accumulated deficit	$(83,880)	$(81,324)	$(79,829)
Total stockholders’ deficit	$(82,708)	$(72,597)	$(69,846)
____________________

(1)
Working capital is defined as current assets less current liabilities, excluding current deferred revenue. See our audited consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In particular, free cash flow is not a substitute for cash used in operating activities. Additionally, the utility of free cash flow as a measure of our liquidity is further limited as it does not represent the total increase or decrease in our cash balance for a given period. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.
Non-GAAP Operating Income (Loss)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
GAAP operating income (loss)	$(10,508)	$3,093	$1,162	$2,309
Add: Stock-based compensation expense	702	6,947	6,518	3,104
Add: Amortization of acquired intangible assets	187	226	175	715
Add: Legal costs related to acquisitions	60	—	—	648
Non-GAAP operating income (loss)	$(9,559)	$10,266	$7,855	$6,776
We calculate non-GAAP operating income (loss), as GAAP operating income (loss) excluding stock-based compensation expense, amortization of acquired intangible assets, and legal costs related to acquisitions.
Free Cash Flow

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
Net cash provided by operating activities	$17,806	$39,618	$36,056	$52,509
Less: Capital expenditures	(14,372)	(18,272)	(11,350)	(16,388)
Free cash flow	$3,434	$21,346	$24,706	$36,121
We calculate free cash flow as net cash provided by operating activities less capital expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.
Overview
We created the first experience management platform to manage customer, employee, brand, and product experiences.
We’ve built a thriving global business with over 9,000 customers, including over 75% of the Fortune 100 and over 30% of the 2018 Global 2000. Our revenue was $190.6 million and $289.9 million for the years ended December 31, 2016 and 2017, respectively, representing an annual growth rate of 52%. We generated a net loss of $12.0 million for the year ended December 31, 2016 and net income of $2.6 million for the year ended December 31, 2017. We have been free cash flow positive in every year since inception. We generated positive free cash flow of $3.4 million and $21.3 million for the years ended December 31, 2016 and 2017, respectively.
The following graphic highlights key milestones since our founding in 2002.
We generate revenue by selling subscriptions to our XM ™ Platform, sales of our Research on Demand solution, and professional services which serve the experience management needs of our diverse customer base. We typically bill for subscriptions at the beginning of the contract term and recognize revenue ratably over the term of the subscription period. Over 98% of our subscription agreements have a subscription period of one year or longer. Our largest customer accounted for less than 2% of revenue for the year ended December 31, 2017. International customers can pay in U.S. dollars or a select number of foreign currencies.
We price and package our subscription software solutions based on the capacity and functionality needs of our customers. This pricing and packaging includes volume of expected responses, number of users accessing our platform, number of employees, and level of functionality provided, such as dashboards, iQ functionality, and integrations. Our customers expand their subscriptions as they increase volume of responses, add solutions, add users, and increase features within each solution.

Our Research on Demand solution allows customers to gain market intelligence by procuring a curated group of respondents and returning tangible results, while conforming to best-practice design and methodology. We provide our Research on Demand solution as an automated, software-led approach, providing ease of use and efficiency for our customers. Our Research on Demand solution is sold into our existing XM™ Platform customers, resulting in minimal incremental sales and marketing spend, and leads to higher platform usage for customers.
Our professional services consist primarily of implementations, configurations, and integrations to help customers deploy our XM™ Platform. Other revenue consists of consulting and training fees.
We deploy an efficient, hybrid go-to-market model that addresses the many ways a customer may typically choose to buy. We utilize a combination of a highly productive inside sales team and a field sales team, as well as partners, to target customers.
Key Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.
New Customer Acquisition
We are focused on continuing to acquire new customers to support our long-term growth. We have invested, and expect to continue to invest, heavily in our sales and marketing efforts to drive customer acquisition. As of September 30, 2018, we had over 9,000 customers, including over 75% of the Fortune 100 and 30% of the 2018 Global 2000. Our customers include businesses of all sizes, academic institutions, and government organizations. We define the number of customers at the end of any particular period as the number of parties or individual legal entities that have entered into a separate subscription contract with us for which the term has not ended. For avoidance of doubt, international subsidiaries of parent entities are not separately counted, but business units, brands, and academic institutions are counted if they are distinct legal entities. A single organization or customer may have multiple paid business accounts.

Expand Sales to Existing Customers
Our business model relies on rapidly and efficiently landing new customers and expanding our relationship with them over time. As the chart below illustrates, we have a history of attracting new customers, driving expanded use through upselling our XM™ Platform across the enterprise, and cross-selling through the subsequent deployment of additional solutions throughout the enterprise. Specifically, the chart below illustrates the total subscription billings of each cohort over the periods presented with each cohort representing customers who made their first purchase from us in a given fiscal year. For example, the 2014 cohort includes all customers that purchased their first subscription from us between January 1, 2014 and December 31, 2014. Our subscription billings from customers for the 2012 cohort, 2013 cohort, 2014 cohort, 2015 cohort, and 2016 cohort in 2017 represent an increase over each cohort’s initial aggregate subscription billings by 2.6x, 1.8x, 2.1x, 1.7x, and 1.2x, respectively.

# Billings by Cohort Group

FY11 AND PRIOR[1]
FY12
FY13
FY14
FY15
FY16
FY17
FY11
FY12
FY13
FY14
FY15
FY16
FY17

1. FY2011 cohort represents billings from FY2011 and prior years

We also use dollar-based net retention rate to measure our ability to expand business generated from our existing customers. Our net retention rate compares our subscription revenue from the same set of customers across comparable periods. We calculate our net retention rate on a trailing four-quarter basis. As of September 30, 2018 , our net retention rate was 122%, and it has been greater than 120% in each of the last seven quarters. We have benefited from a higher net retention rate from our customers in the 2018 Global 2000, since they often purchase our solutions for one use case or within one department, and then expand across their organization. As such, our net retention rate for our customers in the 2018 Global 2000 was 140% as of September 30, 2018 .
We focus on a dollar-based net retention rate metric, because it captures the full impact on revenue of our customers expanding, decreasing, or ending their subscriptions. We do not focus on a numerical-based customer retention rate, because it does not include expansion or contraction and it does not take into account the amount a customer spends and as such does not necessarily correlate consistently to revenue. Because the dollar-based net retention rate also includes expansion and contraction of customers, there is (and will likely continue to be for the foreseeable future) a material disparity between the dollar-based net retention rate and a numerical-based customer retention rate, which by definition cannot exceed 100%. We note that there has not been a material change in our period-over-period actual customer retention rate and associated impact on revenue during the periods presented.
To calculate our net retention rate, we first calculate the subscription revenue in one quarter from a cohort of customers that were customers at the beginning of the same quarter in the prior fiscal year, or cohort customers. We repeat this calculation for each quarter in the trailing four-quarter period. The numerator for net retention rate is the sum of subscription revenue from cohort customers for the four most recent quarters, or numerator period, and the denominator is the sum of subscription revenue from cohort customers for the four quarters preceding the numerator period. Net retention rate for the 2018 Global 2000 cohort follows the same calculation for our customers in the 2018 Global 2000 at the initial date of the calculation.
Investing for Growth
Our investment for growth encompasses multiple critical areas, including international growth, enterprise sales, partner network, and product expansion.
Our international revenue represented 19%, 21%, and 23% of our total revenue in the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, respectively. We started our international expansion in English-speaking countries, such as Ireland, the United Kingdom, and Australia, as we were able to leverage our core technologies. We historically sold into international markets out of our Provo, Utah headquarters. Since opening our first international office in Dublin, Ireland in 2013, we now have sales offices in nine countries around the globe. These include Australia, Canada, France, Germany, Ireland, Japan, Singapore, and the United Kingdom, along with the United States. See Note 2 to our accompanying financial statements for further information regarding revenue by geographic areas.
In order to expand and further penetrate our enterprise customer base, we have made and plan to continue to make significant investments in expanding our direct sales teams and enterprise grade delivery capability, as well as increasing our brand awareness. We have also added sales support capability, such as subject matter experts and solution architects to help provide turnkey program delivery.
At our March 2018 X4 Summit, we announced the launch of the Qualtrics Partner Network, or QPN. We are building out a network of content and consulting partners, delivery partners, and technology partners who enrich our offerings, scale our coverage, and help us to reach a broader audience than we would be able to on our own. We expect our partner channel to extend our sales reach and provide implementation leverage both domestically and internationally.
We continue to enable our technology to draw insights and ensure that we are best serving our customers’ needs. We believe this will lead to increased retention and positive customer referrals that will continue to generate new business both within organizations and with new customers. Since 2015, we have established offices in Seattle and Poland to expand our engineering headcount focused on product innovation and development.
Key Business Metrics
We review a number of operating and financial metrics, including the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
Large Customers
We define our large customers as those spending more than $100,000 in subscription annual contract value, or Subscription ACV, on our XM ™ Platform. We believe that our ability to increase the number of large customers is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. Increasing awareness of our platform and its broad range of capabilities, coupled with the mainstream adoption of cloud-based technology, has expanded the diversity of our large customer base to include organizations of different sizes acro ss virtually all industries. This cohort represented approximately 53% of our subscription revenue for the nine months ended September 30, 2018 .
The below table sets forth the number of our large customers as of the respective dates presented:

					Growth Rate
	December 31,		September 30,		December 31,	September 30,
	2016	2017	2017	2018	2017	2018
Large customers	288	454	406	635	58%	56%

Calculated Billings
We use calculated billings to measure and monitor our ability to provide our business with the working capital generated by upfront payments from our customers and our ability to sell subscriptions to our XM™ Platform to both existing and new customers. Calculated billings represent our total revenue plus the change in deferred revenue in the period, as presented in our consolidated financial statements. Calculated billings in any particular period aims to reflect amounts invoiced for subscriptions to access our XM™ Platform, Research on Demand, and professional services related to our new and existing customers. We primarily invoice our subscription customers annually in advance. While we believe that calculated billings provides valuable insight into the cash that will be generated from sales of our subscriptions, Research on Demand, and professional services, this metric may vary from period-to-period for a number of reasons, and therefore has a number of limitations as a quarter-to-quarter or year-over-year comparative measure. These reasons include, but are not limited to, (i) a variety of customer contractual terms could result in some periods having a higher proportion of multi-year time-based subscriptions than other periods, (ii) as we experience an increasing number of larger sales transactions, the timing of executing these larger transactions has and will continue to vary, with some transactions occurring in quarters subsequent to or in advance of those that we anticipated, (iii) fluctuations in payment terms affecting the billings recognized in a particular period, and (iv) seasonality in our billings, as described in quarterly trends. Because of these and other limitations, you should consider calculated billings along with revenue and our other GAAP financial results.

					Period-over-Period Growth Rate
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2016	2017	2017	2018	2017	2018
	(In thousands)
Revenue	$190,603	$289,903	$207,079	$289,566
Add: Total deferred revenue, end of period	133,391	185,145	161,742	228,199
Less: Total deferred revenue, beginning of period	(85,930)	(133,391)	(133,391)	(185,145)
Calculated billings	$238,064	$341,657	$235,430	$332,620	44%	41%
Components of Our Results of Operations
Revenue
We generate revenue from sales of subscriptions to our XM ™ Platform and sales of Research on Demand, together with related professional services. Sales of XM ™ Platform subscriptions and Research on Demand together accounted for 95% and 91% of revenue for the years ended December 31, 2016 and 2017, respectively, and 91% and 92% of revenue for the nine months ended September 30, 2017 and 2018 , respectively.
Subscription revenue is recognized ratably over the related contractual term generally beginning on the date that our XM™ Platform is made available to our customer. Our subscription agreements generally have annual contractual terms, while some have multi-year contractual terms. Our agreements generally cannot be canceled with refund. We primarily bill in advance for our annual contracts and in advance annually for our multi-year contracts. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized. Subscription revenue as a percentage of total revenue may fluctuate period to period.
Research on Demand revenue is recognized upon completion of the project. Our agreements generally cannot be canceled with refund. We typically bill in advance for Research on Demand projects, with a growing number of customers purchasing annual retainers to fund future projects. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized. Research on Demand revenue as a percentage of total revenue may fluctuate period to period.

Professional services and other revenue includes fees associated with new and expanding customers requesting implementation and integration services. We price professional services on a fixed fee basis. Our agreements generally cannot be canceled with refund. We typically bill in advance for professional services and other revenue. Amounts that have been billed are initially recorded as deferred revenue until the revenue is recognized. As we continue to increase deployment of partners to fulfill these services, we generally expect professional services and other revenue to decrease as a percentage of total revenue in the long term, although this percentage may fluctuate from period to period.
Cost of revenue and gross margin
Cost of revenue. Our cost of subscription revenue includes expenses related to operating our XM™ Platform in data centers, depreciation of our data center equipment, and the amortization of our capitalized internal-use software and acquired technology. Cost of revenue also includes employee-related costs associated with our customer support and XM™ Platform operations organizations. Our cost of Research on Demand revenue includes vendor costs and employee-related costs associated with the delivery of the solution. Our cost of professional services and other revenue includes employee-related costs associated with the delivery of these services, as well as delivery partner costs. Additionally, we make allocations of certain overhead costs, primarily based on headcount, to each of these costs of revenue. Allocated overhead includes costs such as facilities, including rent, utilities, depreciation on leasehold improvements, and shared information technology costs. We expect our cost of revenue will increase in absolute dollars in future periods as we continue to invest in our business.
Gross margin. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period based on the timing of capital expenditures and the related depreciation expense, or other changes in stock-based compensation, employee-related costs, infrastructure costs, revenue mix, timing of completion of Research on Demand and professional services projects, as well as revenue fluctuations. As we continue to increase the utilization of our internal infrastructure, we generally expect our gross margin to remain relatively consistent in the near term and to increase modestly in the long term, although our gross margin may fluctuate from period to period depending on the interplay of all of these factors.
Operating expenses
Research and development. Our research and development expenses consist primarily of employee-related costs for our engineering, product, and design teams, and allocated overhead.
We plan to continue to hire employees for our engineering, product, and design teams to support our efforts to enhance the functionality and improve the reliability, availability, and scalability of our XM™ Platform. We expect that research and development costs will increase in absolute dollars in future periods. However, we expect our research and development expenses to decrease as a percentage of our revenue over the long term, although our research and development expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.
Sales and marketing. Our sales and marketing expenses relate to both inside and outbound sales activities, as well as expansion efforts with our current customers. The expenses consist primarily of employee-related costs, marketing programs and events, including our X4 Summit, lead generation fees, and allocated overhead. Sales commissions earned by our sales team and the related payroll taxes, that we consider to be incremental and recoverable costs of obtaining a contract with an organization, are deferred and amortized over an estimated period of benefit of five years.
We plan to continue to invest in sales and marketing to grow our customer base and increase our brand awareness. The trend and timing of sales and marketing expenses will depend in part on the timing of marketing campaigns. We expect that sales and marketing expenses will increase in absolute dollars in future periods. However, we expect our sales and marketing expenses to decrease as a percentage of our revenue over the long term, although our sales and marketing expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.
General and administrative. Our general and administrative expenses consist primarily of employee-related costs for our legal, finance, people operations, and other administrative teams, as well as certain executives. In addition, general and administrative expenses include allocated overhead, outside legal, accounting and other professional fees, and non-income based taxes.
We expect to incur additional general and administrative expenses to support our growth as well as our transition to being a publicly traded company. We expect that general and administrative expenses will increase in absolute dollars in future periods. Our general and administrative expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.
As a result of certain stock-based compensation charges described in “—Critical Accounting Policies and Judgments—Stock-based compensation,” we expect our research and development, sales and marketing, and general and administrative expenses to increase significantly in absolute dollars and as a percentage of revenue in the quarter during which we complete this offering.
Other income (expense), net
Other income (expense), net consists of other non-operating gains or losses, including those related to interest income and foreign currency transaction gains and losses.
Provision for income taxes
On December 22, 2017, the 2017 Tax Cuts and Jobs Act, or Tax Act, was enacted into law and the new legislation contains several key tax provisions that affect us, including the reduction of the corporate income tax rate to 21%, effective January 1, 2018. We are required to recognize the effect of the tax law changes in the period of enactment. As such, we have remeasured our consolidated deferred tax assets and liabilities to reflect the lower rate and have also reassessed the net realizability of those deferred tax assets and liabilities.
In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act, or SAB 118, which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected throughout calendar year 2018, we consider the accounting of the deferred tax remeasurements and state tax conformity to be incomplete but have made a reasonable estimate and have included provisional amounts in the financial statements. Due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions, we expect to complete our analysis within the measurement period provided for and in accordance with SAB 118.
Deferred income tax balances reflect the effects of temporary differences between the financial reporting and tax bases of our assets and liabilities using enacted tax rates expected to apply when taxes are actually paid or recovered. In addition, deferred tax assets and liabilities are recorded for net operating loss and credit carryforwards.
A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets.
We use a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. Significant judgment is required to evaluate uncertain tax positions.
Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We evaluate our uncertain tax positions on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, such as the Tax Act, correspondence with tax authorities during the course of an audit, and effective settlement of audit issues.

To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.
As of December 31, 2017, we had approximately $39.0 million of consolidated federal NOL carryforwards and $41.7 million of state NOL carryforwards available to offset future taxable income. If unused, the federal and state NOL carryforwards will begin to expire in 2035 and 2025, respectively. As of December 31, 2017, we had federal research tax credit carryforwards of $4.2 million and state research tax credit carryforwards of $0.7 million, which if not utilized will begin to expire in 2034 and 2029, respectively. These NOL and research tax credit carryforwards could expire unused and be unavailable to reduce future income tax liabilities, which could adversely affect our profitability. Realization of our NOL carryforwards and tax credits is dependent on generating sufficient taxable income prior to their expiration. Although a portion of these carryforwards and tax credits may be subject to the provisions of Internal Revenue Code Sections 382 and 383, we have not performed a formal study to determine the amount of a limitation, if any. The use of the NOL carryforwards and tax credits may have additional limitations resulting from future ownership changes or other factors under Sections 382 and 383 of the Internal Revenue Code.
Results of Operations
The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
Revenue:
Subscription	$142,525	$213,274	$151,699	$215,533
Research on Demand	38,147	51,812	37,524	51,489
Professional services and other	9,931	24,817	17,856	22,544
Total revenue	190,603	289,903	207,079	289,566
Cost of revenue(1)(2):
Subscription	27,904	25,552	18,162	26,520
Research on Demand	21,322	26,639	19,585	22,237
Professional services and other	11,754	26,893	18,859	27,581
Total cost of revenue	60,980	79,084	56,606	76,338
Gross profit	129,623	210,819	150,473	213,228
Operating expenses(1)(2):
Research and development	22,303	40,680	29,078	45,643
Sales and marketing	95,919	140,524	102,994	138,318
General and administrative	21,909	26,522	17,239	26,958
Total operating expenses	140,131	207,726	149,311	210,919
Operating income (loss)	(10,508)	3,093	1,162	2,309
Other non-operating income (expense), net	(501)	1,370	1,131	274
Income (loss) before income taxes	(11,009)	4,463	2,293	2,583
Provision for income taxes	1,025	1,907	1,322	1,088
Net income (loss)	$(12,034)	$2,556	$971	$1,495

____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
Cost of revenue	$7	$7	$6	$4
Research and development	309	1,438	1,348	1,568
Sales and marketing	64	4,415	4,414	559
General and administrative	322	1,087	750	973
Total stock-based compensation	$702	$6,947	$6,518	$3,104
____________________
(2) Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
Cost of revenue	$81	$135	$101	$500
Research and development	—	—	—	—
Sales and marketing	47	32	30	111
General and administrative	59	59	44	104
Total amortization of acquired intangible assets	$187	$226	$175	$715

The following table sets forth our results of operations for the periods presented as a percentage of our total revenue for those periods:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(as a % of revenue)
Revenue:
Subscription	75	74	73	74
Research on Demand	20	18	18	18
Professional services and other	5	8	9	8
Total revenue	100%	100%	100%	100%
Cost of revenue:
Subscription	15	9	9	9
Research on Demand	11	9	9	8
Professional services and other	6	9	9	10
Total cost of revenue	32	27	27	27
Gross profit	68	73	73	73
Operating expenses:
Research and development	12	14	14	16
Sales and marketing	50	49	50	48
General and administrative	12	9	8	9
Total operating expenses	74	72	72	73
Operating income (loss)	(6)	1	1	—
Other non-operating income, net	—	—	1	—
Income (loss) before income taxes	(6)	1	2	—
Provision for income taxes	—	—	1	—
Net income (loss)	(6)%	1%	1%	—%
Comparison of nine months ended September 30, 2017 and 2018
Revenue

	Nine Months Ended September 30,
	2017	2018	$ Change	% Change
	(In thousands)
Subscription and Research on Demand revenue	$189,223	$267,022	$77,799	41%
Professional services and other revenue	17,856	22,544	4,688	26%
Total revenue	$207,079	$289,566	$82,487	40%
Subscription and Research on Demand revenue increased $ 77.8 million , or 41% , for the nine months ended September 30, 2018 , as compared to the nine months ended September 30, 2017 . This increase was primarily due to increased demand for our solutions from new and existing customers. Of the increase in subscription and Research on Demand revenue for the nine months ended September 30, 2018 compared to the same period of 2017, approximately $52.4 million was attributable to existing customers and approximately $25.4 million was attributable to new customers. The increase in revenue from existing customers was driven by upgrades of current subscription and Research on Demand solutions and the purchase of additional solutions within our platform. Pricing changes were not material to the increase in revenue. Professional services and other revenue increased $ 4.7 million , or 26% , during the nine months ended September 30, 2018 , as compared to the nine months ended September 30, 2017 . This increase was primarily due to an increase in revenue from large customers, who generally require more services. Professional services and other revenue did not increase at the same rate as subscription and Research on Demand revenue due to an increased deployment of partners to fulfill these services.
Cost of revenue, gross profit, and gross margin

	Nine Months Ended September 30,
	2017	2018	$ Change	% Change
	(In thousands)
Cost of subscription and Research on Demand revenue	$37,747	$48,757	$11,010	29%
Cost of professional services and other revenue	18,859	27,581	8,722	46%
Total cost of revenue	56,606	76,338	19,732	35%

Subscription and Research on Demand gross profit	151,476	218,265	66,789	44%
Professional services and other gross profit	(1,003)	(5,037)	(4,034)	402%
Total gross profit	$150,473	$213,228	$62,755	42%

Subscription and Research on Demand gross margin	80%	82%
Professional services and other gross margin	(6)%	(22)%
Total gross margin	73%	74%
Cost of subscription and Research on Demand revenue increased $ 11.0 million , or 29% , for the nine months ended September 30, 2018 , as compared to the nine months ended September 30, 2017 , compared to subscription and Research on Demand revenue growth of 41% over the same period. This increase was driven by a $5.6 million increase in server costs, $2.3 million increase in employee-related costs, $1.4 million increase in Research on Demand vendor costs, and $0.4 million increase in amortization of developed technology. Costs did not increase at the same rate as revenue primarily due to improved pricing from Research on Demand vendors. Cost of professional services and other revenue increased $ 8.7 million , or 46% , during the nine months ended September 30, 2018 , as compared to the nine months ended September 30, 2017 . This increase was primarily due to an increase in employee-related costs of $8.6 million as we grew our professional services headcount to support a growing number of large customers. As a result of the factors described above, our gross margins increased 1% during the nine months ended September 30, 2018 , as compared to nine months ended September 30, 2017 .
Operating Expenses
Research and development

	Nine Months Ended September 30,
	2017	2018	$ Change	% Change
	(In thousands)
Research and development	$29,078	$45,643	$16,565	57%
Research and development expenses increased $ 16.6 million , or 57% , for the nine months ended September 30, 2018 , as compared to the nine months ended September 30, 2017 . This increase was primarily driven by a $16.1 million increase in employee-related costs from headcount growth as we continue to add to and enhance our solutions and a

$0.6 million increase in allocated overhead costs, partially offset by a $1.6 million increase in capitalized internal-use software.
Sales and marketing

	Nine Months Ended September 30,
	2017	2018	$ Change	% Change
	(In thousands)
Sales and marketing	$102,994	$138,318	$35,324	34%
Sales and marketing expenses increased $ 35.3 million , or 34% , for the nine months ended September 30, 2018 , as compared to the nine months ended September 30, 2017 . This increase was primarily due to a $23.1 million increase in employee-related costs, including increased sales commission expenses due to increased billings. Additional increases include $8.1 million in marketing campaign expenses, and $1.1 million in allocated overhead costs.
General and administrative

	Nine Months Ended September 30,
	2017	2018	$ Change	% Change
	(In thousands)
General and administrative	$17,239	$26,958	$9,719	56%
General and administrative expenses increased $ 9.7 million , or 56% , for the nine months ended September 30, 2018 , as compared to the nine months ended September 30, 2017 . This increase was primarily due to a $4.8 million increase in employee-related costs driven by headcount growth as we prepare to operate as a public company, a $2.7 million increase in legal and professional expenses as we prepare to operate as a public company, a $1.1 million increase in support of charitable organizations, and a $0.5 million increase in allocated overhead costs.
Other non-operating income, net
Other non-operating income, net decreased $0.9 million for the nine months ended September 30, 2018 , as compared to the nine months ended September 30, 2017 , primarily due to an increase in foreign currency losses of $1.5 million related to monetary assets and liabilities denominated in foreign currencies, partially offset by a $0.7 million increase in interest income.
Provision for income taxes
Provision for income taxes did not materially change during the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 .
Comparison of the years ended December 31, 2016 and 2017
Revenue

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(In thousands)
Subscription and Research on Demand revenue	$180,672	$265,086	$84,414	47%
Professional services and other revenue	9,931	24,817	14,886	150%
Total revenue	$190,603	$289,903	$99,300	52%
Subscription and Research on Demand revenue increased by $84.4 million, or 47%, for the year ended December 31, 2017 as compared to the year ended December 31, 2016. This increase was due primarily to increased demand for our solutions from new and existing customers. Of the increase in subscription and Research on Demand revenue for the year ended December 31, 2017 compared to the year ended December 31, 2016, approximately $59.8 million was attributable to existing customers and approximately $24.6 million was attributable to new customers. The increase in revenue from existing customers was driven by upgrades of current subscription and Research on Demand solutions and the purchase of additional solutions within our platform. Pricing changes were not material to the increase in revenue. Professional services and other revenue increased $14.9 million, or 150%, from the year ended December 31, 2016 to the year ended December 31, 2017. This increase was primarily due to beginning to sell implementation and consulting services in the second half of year ended December 31, 2016, as well as an increase in revenue from large customers, who generally require more services.
Cost of revenue, gross profit, and gross margin

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(In thousands)
Cost of subscription and Research on Demand revenue	$49,226	$52,191	$2,965	6%
Cost of professional services and other revenue	11,754	26,893	15,139	129%
Total cost of revenue	60,980	79,084	18,104	30%

Subscription and Research on Demand gross profit	131,446	212,895	81,449	62%
Professional services and other gross profit	(1,823)	(2,076)	(253)	14%
Total gross profit	$129,623	$210,819	$81,196	63%

Subscription and Research on Demand gross margin	73%	80%
Professional services and other gross margin	(18)%	(8)%
Total gross margin	68%	73%
Cost of subscription and Research on Demand revenue increased $3.0 million, or 6%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016, while subscription and Research on Demand revenue grew 47% over the same periods. This increase was driven by a $4.0 million increase in Research on Demand vendor costs, a $3.7 million increase in server costs, partially offset by a $5.1 million decrease in employee-related costs. Costs did not increase at the same rate as revenue primarily due to a more efficient customer support model and improved pricing with Research on Demand vendors. We realized customer support efficiencies through platform enhancements and added online support resources, which allowed us to transition certain employees from support activities to account expansion activities. Cost of professional services and other revenue increased $15.1 million, or 129%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. This increase was primarily due to an $11.3 million increase in employee-related costs as we grew our professional services and implementation teams, and a $1.8 million increase in partnership costs related to delivery partners.
Our gross margins increased from 68% in 2016 to 73% in 2017 due to costs increasing at a slower rate than our revenue, as described above.

Operating Expenses
Research and development

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(In thousands)
Research and development	$22,303	$40,680	$18,377	82%
Research and development expenses increased $18.4 million, or 82%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. This increase was primarily driven by a $19.1 million increase in employee-related costs from headcount growth as we continue to add to and enhance our products and a $0.9 million increase in allocated overhead costs, partially offset by a $2.4 million increase in capitalized internal-use software.
Sales and marketing

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(In thousands)
Sales and marketing	$95,919	$140,524	$44,605	47%
Sales and marketing expenses increased $44.6 million, or 47%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. The increase in sales and marketing was primarily driven by a $38.7 million increase in employee-related costs, including increased sales commission expenses due to increased billings. The increased expenses include the transition of certain employees from support activities to account expansion activities, further complementing our land and expand strategy. Additional increases include $3.3 million in marketing campaign expenses.
General and administrative

	Year Ended December 31,
	2016	2017	$ Change	% Change
	(In thousands)
General and administrative	$21,909	$26,522	$4,613	21%
General and administrative expenses increased $4.6 million, or 21%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016. The increase in general and administrative expenses was primarily due to a $2.7 million increase in employee-related costs driven by headcount growth as we prepare to operate as a public company, a $0.7 million increase in legal and professional expenses, and $0.5 million due to increase in support of charitable organizations.
Other non-operating income (expense), net
Other non-operating income (expense), net increased $1.9 million for the year ended December 31, 2017, as compared to the year ended December 31, 2016, primarily due to an increase in foreign currency gains of $1.6 million related to monetary assets and liabilities denominated in foreign currencies.
Provision for income taxes
Provision for income taxes increased $0.9 million for the year ended December 31, 2017, as compared to the year ended December 31, 2016, due to our growth internationally.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or the Tax Act, was enacted. The Tax Act contains several key tax provisions that affect us, including, but not limited to, reducing the U.S. federal corporate tax rate from 34% to 21% for tax years beginning after December 31, 2017, imposing a one-time repatriation tax on deemed repatriated earnings and changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017. We have not completed our accounting assessment for the effects of the Tax Act. We currently maintain a full valuation allowance recorded against our U.S. federal deferred tax assets. As such, the remeasurement of the deferred tax assets and related valuation allowance did not have a material impact to the financial statements for the year ended December 31, 2017, other than disclosures in our financial statements.
The increase in our effective tax rate to 42.7% for the year ended December 31, 2017, as compared to negative 9.3% for the year ended December 31, 2016, was primarily driven by differences in the U.S. statutory tax rate and our effective tax rate for the respective years, as described below.
Our effective tax rate for the year ended December 31, 2017 was 42.7%. The difference between the U.S. statutory rate of 34% and our effective tax rate is primarily driven by rate increases due to federal tax legislation (147.8%), equity compensation (34.9%), and foreign and state taxes (28.4%). These increases to our effective tax rate are partially offset by rate decreases due to changes in the valuation allowance (125%) and tax credits (78.4%). The effective tax rate increase related to federal tax legislation and decrease related to changes in the valuation allowance are due to the Tax Act, which resulted in a remeasurement of our deferred tax assets and related valuation allowance based on a reduction in the U.S. federal corporate tax rate from 34% to 21%. The effective tax rate increase related to equity compensation is due to non-deductible compensation expense for tax purposes resulting from a tender offer for employee equity awards. The changes resulting from the federal tax legislation and employee tender offer are not expected to recur.
Our effective tax rate for the year ended December 31, 2016 was negative 9.3%. The difference between the U.S. statutory rate of 34% and our effective tax rate is primarily driven by rate adjustments due to changes in the valuation allowance (49.5%), which was partially offset by a rate adjustment due to tax credits (7.6%). Our valuation allowance increased to offset increases in our deferred tax assets primarily driven by additional net operating loss carryforwards.
We currently anticipate that our effective tax rate, before discrete adjustments that may occur, for 2018 to be approximately 20%.

Quarterly Results of Operations
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended September 30, 2018 . The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

	Three Months Ended
	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2016	2017	2017	2017	2017	2018	2018	2018
	(In thousands)
Revenue:
Subscription	$41,552	$45,376	$50,776	$55,548	$61,576	$64,233	$72,034	$79,266
Research on Demand	10,417	11,634	12,750	13,140	14,287	15,108	18,196	18,185
Professional services and other	2,705	4,870	6,028	6,958	6,960	7,711	6,915	7,918
Total revenue	54,674	61,880	69,554	75,646	82,823	87,052	97,145	105,369
Cost of revenue(1)(2):
Subscription	7,757	5,513	5,919	6,730	7,391	8,198	8,864	9,458
Research on Demand	6,353	6,372	6,568	6,645	7,054	7,392	7,057	7,788
Professional services and other	4,078	5,670	5,853	7,336	8,034	8,366	9,229	9,986
Total cost of revenue	18,188	17,555	18,340	20,711	22,479	23,956	25,150	27,232
Gross profit	36,486	44,325	51,214	54,935	60,344	63,096	71,995	78,137
Operating expenses(1)(2):
Research and development	6,998	7,685	10,542	10,851	11,602	12,680	15,297	17,666
Sales and marketing	25,776	33,202	36,092	33,700	37,530	46,044	45,276	46,998
General and administrative	6,763	5,447	6,148	5,644	9,283	10,142	8,931	7,885
Total operating expenses	39,537	46,334	52,782	50,195	58,415	68,866	69,504	72,549
Operating income (loss)	(3,051)	(2,009)	(1,568)	4,740	1,929	(5,770)	2,491	5,588
Other non-operating income (expense), net	(467)	201	470	460	238	1,034	(714)	(46)
Income (loss) before income taxes	(3,518)	(1,808)	(1,098)	5,200	2,167	(4,736)	1,777	5,542
Provision for (benefit from) income taxes	300	441	358	523	585	(345)	802	631
Net income (loss)	$(3,818)	$(2,249)	$(1,456)	$4,677	$1,582	$(4,391)	$975	$4,911

____________________

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2016	2017	2017	2017	2017	2018	2018	2018
	(In thousands)
Cost of revenue	$2	$2	$2	$2	$2	$2	$2	$—
Research and development	307	119	1,123	106	106	171	737	660
Sales and marketing	15	12	4,399	3	3	3	407	149
General and administrative	241	5	470	275	299	415	291	267
Total stock-based compensation	$565	$138	$5,994	$386	$410	$591	$1,437	$1,076
____________________
(2) Includes amortization of acquired intangible assets as follows:

	Three Months Ended
	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2016	2017	2017	2017	2017	2018	2018	2018
	(In thousands)
Cost of revenue	$34	$34	$34	$34	$34	$34	$226	$240
Research and development	—	—	—	—	—	—	—	—
Sales and marketing	20	20	10	—	—	—	60	51
General and administrative	15	15	15	15	15	15	47	42
Total amortization of acquired intangible assets	$69	$69	$59	$49	$49	$49	$333	$333

The following table sets forth our results of operations for the last eight quarterly periods presented as a percentage of our total revenue for those periods:

	Three Months Ended
	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,
	2016	2017	2017	2017	2017	2018	2018	2018
	(As a % of revenue)
Revenue:
Subscription	76	73	73	74	74	74	74	75
Research on Demand	19	19	18	17	17	17	19	17
Professional services and other	5	8	9	9	9	9	7	8
Total revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue:
Subscription	14	9	9	9	9	9	9	9
Research on Demand	12	10	9	9	8	9	7	7
Professional services and other	7	9	8	9	10	10	10	9
Total cost of revenue	33	28	26	27	27	28	26	25
Gross profit	67	72	74	73	73	72	74	75
Operating expenses:
Research and development	13	12	15	14	14	14	16	17
Sales and marketing	47	54	52	45	45	53	47	45
General and administrative	12	9	9	7	11	12	9	7
Total operating expenses	72	75	76	66	70	79	72	69
Operating income (loss)	(5)	(3)	(2)	7	3	(7)	2	6
Other non-operating income (expense), net	(1)	—	1	1	—	1	—	—
Income (loss) before income taxes	(6)	(3)	(1)	8	3	(6)	2	6
Provision for income taxes	1	1	—	—	—	—	1	1
Net income (loss)	(7)%	(4)%	(1)%	8%	3%	(6)%	1%	5%
Quarterly Revenue Trends
Our revenue increased sequentially in each of the quarters presented primarily due to increases in the number of customers and expansion with existing customers. We generally experience seasonality in billings with our customers, and we typically record a higher percentage of billings in our fourth quarter. However, because we recognize subscription revenue ratably over the terms of our subscription agreements, a substantial portion of the subscription revenue that we report in each period is attributable to the recognition of deferred revenue relating to agreements that we entered into during previous periods. Consequently, increases or decreases in new or renewal billings in any one period may not be immediately reflected as subscription revenue for that period. Beginning in 2017, our professional services and other revenue increased as a percentage of revenue primarily due to an increase in revenue from large customers, who generally require more services. For the three months ended June 30, 2018 and September 30, 2018, professional services and other revenue decreased as a percentage of total revenue compared to the previous four quarters due to an increased deployment of partners to fulfill these services.
Quarterly cost of revenue and gross margin trends
Beginning in 2017, our quarterly subscription cost of revenue decreased to 9% of revenue compared to 14% for the three months ended December 31, 2016. The decrease is primarily due to a more efficient customer support model. We realized this efficiency through platform enhancements and added online support resources, which allowed us to transition certain employees from support activities to account expansion activities. Beginning in 2017, our Research on Demand cost of revenue has decreased as a percentage of revenue primarily due to improved pricing from key vendors. From the three months ended December 31, 2016 through the three months ended June 30, 2018, our professional services and other cost of revenue have gradually increased as a percentage of revenue primarily due to an increase in revenue from large customers, who generally require more services. We generally expect our gross margin to remain relatively constant in the near term and to increase modestly in the long term, although our gross margin may fluctuate from period to period depending on the interplay of all of these factors.
Quarterly operating expense trends
Sales and marketing expenses were 54% and 53% of revenue for the three months ended March 31, 2017 and 2018, respectively, which was higher than all other quarters. The increased percentage of sales and marketing expenses relative to revenue in the first fiscal quarter of each fiscal year is primarily due to our X4 Summit that we host annually during the first quarter. In addition, operating expenses increased during the second fiscal quarter of 2017 due to recognizing $5.8 million of stock-based compensation related to a modification of equity awards in conjunction with an approved tender offer executed by our investors.
Our overall total quarterly operating expenses increased sequentially in the quarters presented primarily due to headcount growth in connection with the expansion of our business.
Liquidity and Capital Resources
As of September 30, 2018 , we had cash and cash equivalents of $ 137.7 million . Our cash and cash equivalents consist primarily of cash and money market funds. As of September 30, 2018 , we had $7.7 million of our cash and cash equivalents held by our foreign subsidiaries. We do not expect to incur material taxes in the event we repatriate any of these amounts.
Since our inception, we have financed our operations primarily through cash generated from our operations and equity issuances. Our principal uses of cash in recent periods have been funding our operations and making capital expenditures.
We believe our existing cash and cash equivalents, together with cash provided by operations, will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth rate, subscription renewal activity, the timing and extent of spending to support further infrastructure development and research and development efforts, the timing and extent of additional capital expenditures to invest in existing and new office spaces, the satisfaction of tax withholding obligations for the settlement of RSUs, the expansion of sales and marketing and international operation activities, the introduction of new product capabilities and enhancement of our XM™ Platform, and the continuing market acceptance of our platform. With respect to the funding of tax withholding and remittance obligations with respect to the settlement of RSUs, we may use a significant portion of our existing cash, including funds raised in this offering. If we elect not to fully fund tax withholding and remittance obligations through cash or if we are unable to do so, we may choose to sell equity or debt securities, or rely on a combination of these alternatives. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be materially and adversely affected.

Our cash flow activities were as follows for the periods presented:

	Years Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
Net cash provided by operating activities	$17,806	$39,618	$36,056	$52,509
Net cash used in investing activities	(15,338)	(18,272)	(11,350)	(24,904)
Net cash provided by (used in) financing activities	(130)	29,847	29,847	(2,414)
Effect of exchange rate changes on cash and cash equivalents	(82)	382	270	(887)
Net increase in cash and cash equivalents	$2,256	$51,575	$54,823	$24,304
Operating activities
Our largest source of operating cash is cash collections from our paying customers for subscriptions to our XM™ Platform. Our primary uses of cash from operating activities are for employee-related costs, infrastructure-related expenditures, and marketing expenses. Net cash provided by operating activities is impacted by our net income (loss) adjusted for certain non-cash items, including depreciation and amortization expenses and stock-based compensation, as well as the effect of changes in operating assets and liabilities.
Net cash provided by operating activities during the nine months ended September 30, 2018 was $ 52.5 million , which resulted from net income of $1.5 million , adjusted for non-cash charges of $ 23.6 million and net cash inflow of $ 27.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $ 10.8 million for depreciation and amortization expense, $ 9.6 million for amortization of deferred contract acquisition costs and $ 3.1 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $ 43.1 million increase in deferred revenue due to advance invoicing in accordance with our subscription contracts.
Net cash provided by operating activities during the nine months ended September 30, 2017 was $ 36.1 million , which resulted from net income of $ 1.0 million , adjusted for non-cash charges of $ 21.7 million and net cash inflow of $ 13.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $ 7.7 million for depreciation and amortization expense, $ 6.9 million for amortization of deferred contract acquisition costs and $ 6.5 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $ 28.4 million increase in deferred revenue due to advance invoicing in accordance with our subscription contracts.
For the year ended December 31, 2017, net cash provided by operating activities was $39.6 million, which resulted from net income of $2.6 million, adjusted for non-cash charges of $27.9 million and net cash inflow of $9.2 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $10.8 million for depreciation and amortization expense, $9.6 million of amortization of deferred contract acquisition costs and $6.9 million for stock-based compensation expense. The inflow from operating assets and liabilities was primarily due to an increase of $51.8 million in deferred revenue from advance invoicing in accordance with our subscription contracts, $6.6 million aggregate increase in accrued liabilities and accounts payable, partially offset by $21.2 million increase in accounts receivable due to billings growth and timing of collections, $19.7 million increase in deferred contract acquisition costs as our sales commission payments increased due to addition of new customers and expansion of our existing customer subscriptions, and $6.7 million increase in prepaid and other current assets.
For the year ended December 31, 2016, net cash provided by operating activities was $17.8 million, which resulted from net loss of $12.0 million, adjusted for non-cash charges of $16.2 million and net cash inflow of $13.6 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $9.0 million for depreciation and amortization expense, $6.5 million of amortization of deferred contract acquisition costs and $0.7 million for stock-based compensation expense. The inflow from operating assets and liabilities was primarily due to an increase of $47.5 million in deferred revenue from advance invoicing in accordance with our customer contracts, $6.3 million aggregate increase in accrued liabilities and accounts payable, partially offset by $24.9 million increase in accounts receivable due to billings growth and timing of collections, $13.1 million increase in deferred contract acquisition costs as our sales commission payments increased due to addition of new customers and expansion of our existing customer subscriptions, and $3.5 million increase in prepaid and other current assets.
Investing activities
Net cash used in investing activities is primarily impacted by purchases of property and equipment, particularly for capital expenditures for our data centers, capitalized software, improvements to existing and new office spaces, and business combinations.
Net cash used in investing activities during the nine months ended September 30, 2017 and 2018 of $ 11.4 million and $ 24.9 million , respectively, resulted primarily from capital expenditures for our data centers and office build-outs, in addition to acquisitions of intangible assets, a building, and a business combination during the 2018 period.
Net cash used in investing activities during the years ended December 31, 2017 and 2016 of $18.3 million and $15.3 million, respectively, resulted primarily from capital expenditures for our XM™ Platform and office build-outs.
Financing activities
Net cash provided by financing activities of $ 29.8 million during the nine months ended September 30, 2017 was due to net proceeds from the issuance of Series B-3 and B-5 redeemable convertible preferred stock, less the repurchase of Series A-1 and A-2 redeemable convertible preferred stock. Net cash used in financing activities of $ 2.4 million for the nine months ended September 30, 2018 was due to deferred financing costs in relation to this offering.
Net cash provided by financing activities of $29.8 million during the year ended December 31, 2017 was due to net proceeds from the issuance of Series B-3 and B-5 redeemable convertible preferred stock, less the repurchase of Series A-1 and A-2 redeemable convertible preferred stock.
Net cash used in financing activities of $0.1 million during the year ended December 31, 2016 was primarily due to deferred financing costs.
Backlog
We generally enter into agreements with our customers with annual contractual terms, while some have multi-year contractual terms. The timing of our invoices to the customer is a negotiated term and thus varies among our customer contracts. Due to this, at any point in the contract term, there can be amounts that we have not yet invoiced per the terms of our contracts. Until such time as these amounts are invoiced, they are not recorded in revenue, deferred revenue, or elsewhere in our consolidated financial statements, and are considered by us to be backlog. The amount of contract backlog, which does not include deferred revenue, was approximately $22.3 million and $43.3 million as of December 31, 2017 and September 30, 2018 , respectively.
We expect that the amount of backlog relative to the total value of our contracts will change from period to period for several reasons, including the specific timing and duration of large customer agreements, varying invoicing cycles of customer agreements, the specific timing of customer renewal, changes in customer financial circumstances, and foreign currency fluctuations. Moreover, customers may attempt to renegotiate the terms of their agreements. Changes during the term of a customer’s agreement may significantly impact the amount of backlog as of any particular date. Accordingly, we believe that fluctuations in backlog are not necessarily a reliable indicator of future revenue, and we do not utilize backlog as a key management metric internally.

Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2017:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(In thousands)
Operating lease commitments	$56,626	$8,268	$16,443	$10,447	$21,468
Non-cancelable purchase obligations	6,387	688	5,699	—	—
Total	$63,013	$8,956	$22,142	$10,447	$21,468
The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. Purchase orders issued in the ordinary course of business are not included in the table above, as our purchase orders represent authorizations to purchase rather than binding agreements. In March 2018, we entered into a lease commitment for additional office space that is yet to be constructed in Dublin, Ireland. Upon delivery of the constructed office space, we will pay approximately $1.9 million per annum to lease the space. We expect the constructed office space to be delivered in 2020. The lease agreement is for 15-years, with a termination option at our election at the end of the 8th year.
Off-Balance Sheet Arrangements
As of September 30, 2018 , we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies and Judgments
The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenue and expenses during the reporting period. Our most significant estimates and judgments involve revenue recognition with respect to the determination of the standalone selling prices for our services, valuation of our stock-based compensation, including the underlying deemed estimated fair value of our common stock, exchange of preferred stock, valuation of deferred income tax assets and liabilities, uncertain tax positions, and contingencies and litigation. Actual results could differ from those estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.
On January 1, 2017, we early adopted the requirements of Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers, or Topic 606. Topic 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, references to Topic 606 used herein refer to both Topic 606 and Subtopic 340-40. We adopted Topic 606 with retrospective application to the beginning of the earliest period presented. The adoption of Topic 606 resulted in changes to our accounting policies for revenue recognition and deferred commissions. The primary impact of adopting Topic 606 relates to the deferral of incremental costs of obtaining customer contracts and the amortization of those costs.
We believe that the accounting policies described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition
We recognize revenue from contracts with customers when control is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the services. Sales and other taxes collected from customers to be remitted to government authorities are excluded from revenue. We account for revenue contracts with customers by applying the requirements of Topic 606, which includes the following steps:

•	Identification of the contract, or contracts, with a customer.

•	Identification of the performance obligations in a contract.

•	Determination of the transaction price.

•	Allocation of the transaction price to the performance obligations in the contract.

•	Recognition of revenue when, or as, performance obligations are satisfied.
We derive revenue from three sources:
Subscription revenue
We generate revenue primarily from sales of subscriptions to access our XM™ Platform, together with related support services to our customers. Arrangements with our customers do not provide the customer with the right to take possession of the software operating the XM™ Platform at any time. Instead, customers are granted continuous access to the XM™ Platform over the contractual period. Access to the platform represents a series of distinct services as we continually provide access to, and fulfill our obligation to the end customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. Accordingly, the fixed consideration related to subscription revenue is generally recognized on a straight-line basis over the contract term, beginning on the date that the service is made available to our customer.
Our subscription contracts generally have annual contractual terms, while some have multi-year contractual terms. Our contracts are generally non-cancelable. In rare instances, customers have the option to purchase additional subscription and support services at a stated price. These options do not provide a material right as they are priced at standalone selling price, or SSP.
Research on Demand revenue
Research on Demand is a solution provided to existing subscription customers. Research on Demand arrangements are distinct from subscription revenue services. Research on Demand revenue is recognized upon completion, because completion and delivery of the solution is considered a separate performance obligation satisfied at a point in time.
Professional services and other revenue
Professional services and other revenue includes fees associated with new and expanding customers requesting implementation, integration services, and other ancillary services. These services are distinct from subscription revenue services. Revenue from professional services and other revenue related to customized software coding is recognized upon completion, because the customer consumes the intended benefit and assumes control upon final completion of the custom coding. Revenue from professional services and other revenue related to implementation and other ancillary services is recognized as the services are performed, because the customer consumes the benefit as the services are provided.
Some contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately, if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine standalone selling prices based on overall pricing objectives, taking into consideration market conditions, observable standalone selling prices, and other factors, including the value of contracts, types of services sold, customer demographics, and the number and types of users within such contracts.

We record contract liabilities to deferred revenue when cash payments are received or due in advance of performance. Deferred revenue primarily relates to the advance consideration received from the customer.
We bill in advance for annual contracts, and at times enter into non-cancelable multi-year deals. Non-cancelable multi-year deals typically include price escalations each year. We recognize revenue on a straight-line basis over the non-cancelable term and accounts for the difference between straight-line revenue and annual invoice amounts as a contract asset.
We applied the practical expedient in Topic 606 and did not evaluate contracts of one year or less for the existence of a significant financing component. We determined that no significant financing component existed on its multi-year contracts, as these deals were structured for purposes other than obtaining financing from customers. Additionally, prices are generally fixed at contract inception; therefore, our contracts do not contain a significant amount of variable consideration.
Accounts receivable allowance
Accounts receivable are recorded at the invoiced amount, net of allowances.
In the event of lack of payment from a customer for issues unrelated to credit risk, we cancel the customer’s subscription access or service and write off the corresponding accounts receivable with reductions to revenue and deferred revenue. Write-offs to revenue and deferred revenue from cancellations are based upon the composition of revenue recognized and deferred revenue remaining at the time of cancellation.
In the event of lack of payment due to a bankruptcy or other credit-related issues of a customer, we write off the related accounts receivable with a charge to bad debt expense in the consolidated statements of operations. Bad debt expense was not material for the years ended December 31, 2016 and 2017, or for the nine months ended September 30, 2017 and 2018 .
We consider the lack of payment for issues unrelated to credit risk to be variable consideration and estimate the impact to revenue and deferred revenue on a portfolio basis. This estimated allowance is based upon historical cancellation patterns due to lack of payment, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with problem accounts. We continuously monitor the adequacy of the allowance by comparing actual write-offs against the estimated allowance and update estimates as needed. Allowances are recorded and adjusted based upon historical patterns related to the timing of cancellations. Adjustments to the allowance are recorded in the consolidated balance sheets with an offsetting adjustment to deferred revenue and revenue in the consolidated statements of operations. Write-offs to accounts receivable in a period are recorded in the activity in the allowance for that period. We believe that our allowances are adequate to absorb any known or probable uncollectible amounts due to service cancellations or customer credit risk.
Our allowances consist of the following activity (in thousands):

	As of December 31,		As of September 30,
	2016	2017	2018

Allowances, beginning balance	$1,834	$4,573	$5,273
Additions
Charged to revenue	1,778	1,832	1,952
Charged to deferred revenue	10,599	10,465	9,017
Deductions
Write-offs to revenue	(1,550)	(1,804)	(1,632)
Write-offs to deferred revenue	(8,088)	(9,793)	(8,574)
Allowances, ending balance	$4,573	$5,273	$6,036

The activity in the allowances for the year ended December 31, 2016 compared to the year ended December 31, 2017 remained consistent despite growth in revenue and accounts receivable primarily due to a reduction in the number of cancellations.
The activity in the allowances for the nine months ended September 30, 2018 has increased compared to the nine months ended September 30, 2017 primarily due to growth in revenue and accounts receivable, as well as changes in the timing of cancellations.
We generally expect the activity in the allowance to fluctuate consistently with fluctuations in our revenue and accounts receivable, although activity may fluctuate from period to period.
Stock-based compensation
We measure and recognize compensation expense for stock-based payment awards, including restricted stock awards, or RSAs, RSUs, and stock options granted to employees and advisors, based on the grant date fair value of the awards. Awards granted to non-employees are marked-to-market each quarter. The grant date fair value of RSAs and RSUs is estimated based on the fair value of our underlying common stock. The grant date fair value of stock options is estimated using the Black-Scholes option pricing model.
We have issued two types of RSAs, one-tier and two-tier. One-tier RSAs vest solely on a service-based condition. For these awards, we recognize stock-based compensation expense on a straight-line basis over the vesting period. Two-tier RSAs contain both a service-based condition and performance condition, defined as the earlier of (i) an acquisition or change in control of the company or (ii) upon the occurrence of our initial public offering. A change in control event and effective registration event are not deemed probable until consummated; accordingly, no expense is recorded related to two-tier RSAs until the performance condition becomes probable of occurring. Awards which contain both service-based and performance conditions are recognized using the accelerated attribution method once the performance condition is probable of occurring.
Our issued RSUs contain both a service-based condition and performance condition, defined as the earlier of (i) an acquisition or change in control of the company or (ii) upon the occurrence of our initial public offering. A change in control event and effective registration event are not deemed probable until consummated; accordingly, no expense is recorded related to RSUs until the performance condition becomes probable of occurring. Awards which contain both service-based and performance conditions are recognized using the accelerated attribution method once the performance condition is probable of occurring.
As of December 31, 2017, all compensation expense related to two-tier RSAs and two-tier RSUs remained unrecognize d because the performance condition was not satisfied. At the time the performance condition becomes probable, we will recognize the cumulative stock-based compensation expense for the two-tier RSAs and RSUs that have met the service vesting condition using the accelerated attribution method. Under the 2014 Plan as of September 30, 2018 , 1.0 million two-tier RSAs were outstanding and 35.0 million two-tier RSUs were outstanding, of which 1.0 million RSAs and 7.1 million RSUs had met the service condition. If the performance condition had occurred on September 30, 2018 , we would have recorded $ 99.8 million of stock-based compensation expense. If the performance condition had been satisfied on these two-tier RSAs and two-tier RSUs as of September 30, 2018 , we would recognize future stock-based compensation expense of $ 211.9 million over a weighted-average period of approximately two years, if the requisite service is provided.
The estimated valuation of stock options requires us to make assumptions and judgments about the variables used in the Black-Scholes pricing model, including the fair value of our common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield. These estimates involve inherent uncertainties and the application of management’s judgment. These judgments are made as follows:
Fair value of common stock. The absence of an active market for our common stock requires us to estimate the fair value of our common stock. We obtained contemporaneous third party valuations to assist in determining the estimated fair value of our common stock. These contemporaneous third party valuations used the methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We considered numerous factors in assessing the estimated fair value of our common stock, including the results of contemporaneous valuations of its common stock by unrelated third parties; the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock; market multiples of comparable public companies in our industry as indicated by their market capitalization and guideline merger and acquisition transactions; our performance and market position relative to our competitors, who may change from time to time; our historical financial results and estimated trends and prospects for our future performance; the economic and competitive environment; the likelihood and timeline of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; any adjustments necessary to recognize a lack of marketability for our common stock; and precedent sales of or offers to purchase our common stock.
Expected term. We estimate the expected term using the simplified method, as we do not have sufficient historical exercise activity to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method calculates the average period the stock options are expected to remain outstanding as the midpoint between the vesting date and the contractual expiration date of the award.
Expected volatility. The expected volatility rate is based on an average of the historical volatilities of the publicly traded equity securities of several entities with characteristics similar to ours, as there has been no public market for our Class B common stock to date and as a result we do not have any trading history of our Class B common stock.
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury security in effect at the time of grant for maturities corresponding with the expected term of the option.
Expected dividend yield. We have not paid and do not expect to pay dividends. Consequently, we use an expected dividend yield of zero.
The fair values of the stock options granted during the years ended December 31, 2016 and 2017 were calculated using the following assumptions:

	2016	2017
Fair value of underlying common stock	$3.32	$12.64 - $12.92
Expected term (in years)	7.0	6.1 - 6.4
Expected volatility	45.0%	45.0%
Risk-free interest rate	1.4%	2.1% - 2.3%
Expected dividend yield	—	—
On January 1, 2017, we adopted ASU No. 2016-09: Improvement to Employee Share-based Payment Accounting, or Topic 718, issued by the Financial Accounting Standards Board, which among other items, provides an accounting policy election to account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. We elected to account for forfeitures as they occur and therefore, stock-based compensation expense for the year ended December 31, 2017, has been calculated based on actual forfeitures in our consolidated statements of operations. The net cumulative effect of this change as of January 1, 2017 was not material.
Following this offering, it will not be necessary to determine the fair value of our Class B common stock as the shares will be traded in the public market.
Based on the assumed initial public offering price of        per share, which is the midpoint of the estimated offering price page on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of        , 2018 was $         million related to vested stock options, and the aggregate intrinsic value of outstanding RSAs was $        million and outstanding RSUs was $        million as of that date. If this offering had occurred on September 30, 2018, we would have recognized $     million of cumulative stock-based compensation related to employee RSUs for

which the service-based vesting condition has been satisfied. As of September 30, 2018, employee RSUs representing $       million of unrecognized compensation cost had not yet satisfied the service-based vesting condition.
Deferred contract acquisition costs, net
Deferred contract acquisition costs, net is stated at gross deferred contract acquisition costs less accumulated amortization. Sales commissions and related payroll taxes for initial SaaS subscription contracts earned by our sales force are considered to be incremental and recoverable costs of obtaining a contract with a customer. As a result, these amounts have been capitalized as deferred contract acquisition costs on the consolidated balance sheets. Our deferred incremental costs of obtaining a contract of $12.9 million and $20.3 million for the years ended December 31, 2016 and 2017, respectively, and $14.3 million , and $19.5 million and the nine months ended September 30, 2017 and 2018 , respectively.
Sales commissions for renewal contracts are not considered commensurate with the commissions paid for the acquisition of an initial SaaS subscription contract, given the substantive difference in commission rates in proportion to their respective contract values. After the conclusion of the initial contract period, commissions paid on subsequent renewals are commensurate year after year. As such, we expense renewal commissions as incurred.
Deferred contract acquisition costs are amortized over an estimated period of benefit of five years. The period of benefit was estimated by considering factors such as estimated average customer life, the rate of technological change in the subscription service , and the impact of competition in its industry. As our average customer life significantly exceeded the rate of change in its technology, we concluded that the rate of change in the technology underlying our subscription service was the most significant factor in determining the period of benefit for which the asset relates. In evaluating the rate of change in the technology, we considered the competition in the industry, its commitment to continuous innovation, and the frequency of product, platform, and technology updates. We determined that the impact of competition in the industry is reflected in the period of benefit through the rate of technological change.
Amortized costs were $6.5 million, $9.6 million for the years ended December 31, 2016 and 2017, and $6.9 million, and $9.6 million for the nine months ended September 30, 2017 and 2018 , respectively. Amortized costs are included in sales and marketing expense in the accompanying consolidated statements of operations. There was no impairment loss in relation to the deferred costs for any period presented.
Internal-use software
We capitalize certain development costs incurred in connection with our internal-use software. These capitalized costs are primarily related to our XM™ Platform that we host and are accessed by our customers on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred as research and development costs. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Maintenance and training costs are expensed as incurred. Internal-use software is amortized on a straight line basis over its estimated useful life of 24 months. We recognized amortization expenses of $6.7 million and $5.3 million related to capitalized internal-use software for the years ended December 31, 2017 and 2016, respectively, within cost of subscription revenue.
Recent Accounting Pronouncements
Refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information about other recent accounting pronouncements.
Quantitative and Qualitative Disclosures about Market Risk
We have operations in the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Interest rate risk
We had cash and cash equivalents of $113.4 million as of December 31, 2017. We hold our cash and cash equivalents for working capital purposes. Our cash and cash equivalents are held in cash deposits and money market funds. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs, and the control of cash and investments. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Decreases in interest rates, however, would reduce future interest income.
We do not have any long-term debt or financial liabilities with floating interest rates that would subject us to interest rate fluctuations.
A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.
Foreign currency exchange risk
Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to U.S. dollars, our reporting currency. Our revenue is primarily generated in U.S. dollars, Euros, Australian dollars, British pounds sterling, Canadian dollars, New Zealand dollars, Japanese yen, and Singapore dollars. A portion of our operating expenses are incurred outside the United States, denominated in foreign currencies and subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British pound sterling, and Australian dollar. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of operations. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.
We recorded $1.0 million in net foreign currency transaction gains in the year ended December 31, 2017, and $0.6 million in net foreign currency transaction losses in the year ended December 31, 2016. A hypothetical 10% change in foreign currency rates would not have resulted in material gains or losses for the years ended December 31, 2016 and 2017.
Inflation risk
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.

LETTER FROM THE QUALTRICS FOUNDERS
Our mission is to help organizations leverage experience management to turn their customers into fanatics, employees into ambassadors, brands into religions, and products into obsessions.
We have always known that uncommon results require uncommon sense. That is why we have always done things a little differently. From our earliest days, we knew that if we were going to do something special we had to write our own playbook, not follow someone else’s. We bucked convention and chose to bootstrap our company for a decade without raising any outside funding. Through three distinct economic environments, Qualtrics has steadily grown and been free cash flow positive in each and every one of our 16 years. All primary capital raised remains unspent and still on the balance sheet. We intend to continue our thoughtful stewardship of capital as we go forward and to treat your investment with the same care and respect we have treated the capital that we and our private investors have contributed. We are excited to share our story and invite investors to join us in powering the experience economy.
How We Work
We are two operating co-founders. We are also brothers and the perfect marriage of complete opposites. One of us comes from a background in economics, product, and engineering. The other is built for growth, go-to-market, sales, and marketing. We are both operationally minded and creators in our own way. We push each other to reach our full potential and never settle for anything less. We are driven to build an enduring business, always think long-term, and encourage our team to do the same, even when not settling is the more difficult path.
We believe in and compete on the strength of our amazing team, which is more than 1,900 strong in 20 offices across the world. They range from eminent data scientists to brilliant engineers to award-winning customer support representatives. In addition, we have an incredible board of directors. We have deep respect for each member of our board of directors and have benefited from their guidance and governance over many years. All of us at Qualtrics – from the board of directors and C-suite to the newest intern – are immersed in our core values. We call these “TACOS:”

•	Transparency

•	All in

•	Customer obsessed

•	One team

•	Scrappy
We are relentless in our determination to live up to these values every single day.
What We Believe
We started Qualtrics 16 years ago in our parents’ basement in Provo, Utah. While a lot has changed since then, the core beliefs that guided us from the beginning haven’t. Those beliefs are the key to our accomplishments in the past and to our continued success in the future. They are what make Qualtrics one-of-a-kind to its customers, employees, partners, and investors.

•
We believe experiences matter. We have pioneered a new category called Experience Management, or XM. The Qualtrics XM™ Platform brings together the four key technology solutions for managing overall experience on a single platform: customer experience, employee experience, brand experience, and product experience. For too long, experiences were measured in silos. Qualtrics breaks down these silos and allows organizations to manage these four core experiences in one place for the first time ever.

•
We believe in X-data™. Too many companies are managed from the inside out. This is how you get blindsided. Every organization in the world—large or small, new or mature, private or public—needs to look outward to close the massive gaps between the experiences organizations think they are delivering and what is really happening.  That requires a new kind of data: experience data, or X-data™. For too long, companies have relied on internal or operational data, or O-data, to try to close experience gaps. But experience gaps can only be closed using external or X-data™. Qualtrics is the single system to collect, house, and take action on all X-data™ across customers, employees, brands, and products. Not having a unified system for all X-data™ and the ability to take action across the entire organization ensures failure.

•
We believe we only win if our customers win. We obsess over the success of our customers. While there are many ways to buy and sell software, two of our primary differentiators are the flexibility and scalability we offer our customers. This means our platform can be leveraged by every organization from the smallest, most immature programs to the largest, most sophisticated enterprises in a way that is unique to it and provides the greatest competitive advantage. We can make adjustments in real time to adapt to fast-paced, changing circumstances, and we can grow with an organization over time as it scales programs across departments, geographies, and functions. Markets are cruel and competition produces a shifting battlefield. Qualtrics is the solution that evolves as experience gaps do.

•
We believe in iteration, innovation, and creation. To be ordinary is to be irrelevant. To be complacent is to be dead. We have developed a culture of constant innovation, meaning we continuously iterate to make good things better. We have refined the skill of designing new and better ways to achieve what has been done in the past. Most importantly, we are always creating new things. Sometimes that means we are creating new products or platforms, new go-to-market strategies, or completely new industries, like experience management. We are not afraid to tear down what we have built if that means creating something better.

•
We believe there are no shortcuts. We have succeeded because we were willing to make hard choices and do the hard work. We were willing bet on the academic market when no one else would. We are willing to make the 90,000 cold calls, to code the technically “impossible” features, and to be disciplined in our spending. This will not change. It is what got us here and it is how we will get to the next level and the next one after that and the next one after that. Time is the ultimate equalizer and there are no shortcuts.

•
We believe in acting for the long-term. We have always been focused on creating a company that will outlast any individual, thrive in any market condition, and help customers overcome any challenge. That is why we have always made decisions with the long-term in mind. We will continue to run the company for the gain of our long-term stockholders, not short-term speculators. We have designed a corporate voting structure that will allow us to continue to focus on the long-term vision of Qualtrics. This has served our stockholders well over the last 16 years, and we believe this will allow Qualtrics to thrive in an environment that is increasingly focused on short-term quarterly achievements rather than long-term sustainable growth. Our voting structure ensures that all stockholders, including investors in this offering, will have a voice and the ability to make that voice heard publicly. It also ensures that as founders, we will ultimately have the final say on the most critical choices along our journey to building long-term value for all of our stockholders. Investors should understand that this means we may make choices that sacrifice some short term “pop” as we continue to invest and plan for long-term sustainable growth. Consistent with our core values, we want to be fully transparent in saying that investors interested only in short-term quarterly gain and stock speculation should look elsewhere, as we are committed to powering the experience economy for the long-term.

•
We believe in our responsibility as founders. Qualtrics will be a force for good. We will lead where governments lag and be vocal when others are quiet. We are determined to create positive experiences in everything we do. With strong views on diversity and inclusion, immigration, wage equality, and the universality of human rights—without regard to race, color, creed, gender, or sexual orientation—we will not be quiet but will amplify these views on behalf of our employees and organization. We know and embrace our responsibility to use business as a source for good.

•
We believe research changes the world. We power many of the world’s leading academics and have seen firsthand the power of research to change the world. We are proud of the research done with Qualtrics and the impact it is having—whether that’s transforming our understanding of human productivity, revolutionizing the way people make decisions, or powering the research behind New York Times best-selling books. Research has the power to close some of the world’s biggest gaps, because many of our most pressing problems occur from a lack of understanding, and that’s a problem we can solve.

•
We believe in giving back. Beginning with our days as a basement startup, we intentionally instilled a culture of giving back. Our focus has always been on defeating cancer. We are all in on eradicating the disease and know the best way to do that is to support groundbreaking cancer research. We started a campaign to crowdfund cancer research called 5 For The Fight™, inviting everyone to give $5 for the fight against cancer. We believe in a future without cancer and we believe we can all play a part in bringing that day closer.

Every day is a new experience with new opportunities and challenges. We have been working alongside our customers and employees for 16 years to create breakthrough experiences that directly impact people’s lives. Whether a customer has been with us from the beginning or just joined us, we are excited to be on this journey with every one of them. We know that the XM™ category will revolutionize the future of business, because experience is the future of business. Just like we are committed to doing everything we can to deliver the best experiences to our customers and employees, we will work hard and smart to deliver the best experience to our investors as well. We hope you will join us on this journey as we continue to apply our beliefs and implement our mission to shape the future of the experience economy.

Sincerely,

Ryan Smith and Jared Smith

BUSINESS
Overview
Qualtrics has pioneered a new category of software that enables organizations to succeed in today’s experience economy. Our mission is to help organizations deliver the experiences that turn their customers into fanatics, employees into ambassadors, brands into religions, and products into obsessions.
We Live in an Experience Economy
Today, organizations thrive or fail based on the experiences they deliver. In a world of abundant choice, experiences differentiate brands and products, and foster customer and employee loyalty. Great experiences drive customer loyalty, upsell and expansion, employee engagement, brand quality, improved retention and referral, and ultimately, greater shareholder value. Conversely, unfavorable experiences lead to increased churn, lower productivity, diminished competitiveness, and value destruction. With the advent of digital communication channels, favorable or unfavorable experiences can be shared instantly and spread virally, amplifying these impacts and raising the stakes for organizations of all types and sizes.
Executives Must Own All Dimensions of Experience
In this environment, C-level executives are increasingly accountable for issues that transcend basic product and service quality and encompass all of the dimensions that surround those offerings. This extends to thousands of often subtle factors that determine the quality of experiences their organizations deliver, including company culture, speed, convenience, attentiveness, design, and ease of use. We believe that customer, employee, brand, and product experience represent the four vital signs of organizational well-being and that executives are now measured on their performance across these domains. Customer and employee expectations are high, setting up the potential for significant gaps between actual and anticipated experiences. Yet, executives often lack the tools to understand, assess, and take decisive action to address these “experience gaps” as they arise. Today, disruptive start-ups and other businesses flourish by identifying such gaps and designing experiences that attack these blind spots of incumbents.
Organizations Need to Address Experience Directly, in the Moment
While organizations have traditionally deployed consultants or other third parties to gather data about customer and employee satisfaction, the increasing centrality, complexity, and nuance of delivering great experiences has compelled C-level executives to seek the capability to understand and take ownership of these matters directly and in real time. Given the immediate nature of experience, there is also a strong desire to allow individuals at every level in an organization to comprehend changes in experience quality and empower them to act decisively when it matters most.
We Pioneered Experience Management to Power the Experience Economy
We have created a new category of software, Experience Management, or XM™, which enables organizations to address the challenges and opportunities presented by the experience economy. XM™ allows organizations to accomplish the following:

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Comprehensively gather and analyze a new class of data, Experience Data, or X-data™, that is richer, more immediate, and more salient to understanding quality of experience than traditional operational data, or O-data™, which comes from sources such as customer relationship management, or CRM, enterprise resource planning, or ERP, human capital management, or HCM, Customer Service, and Marketing Automation systems. X-data™ is the human factor data — individual beliefs, emotions, and intentions — collected across multiple channels through which customers and employees engage with an organization.

•	Go beyond an assessment of what is happening within organizations to an understanding of why trends are emerging in the moment.

•	Address experience holistically, unifying information and insights from customers, employees, and partners and recognizing the operational linkages between the sentiment of these constituencies.

•	Become more predictive and proactive, closing feedback loops, and turning insight into real-time action to prevent and close experience gaps where they exist.

•	Democratize and own analysis and decision making across the organization by delivering powerful capabilities in a simple, easy-to-use product.
In today’s experience economy, we believe that XM™ is more critical to improving customer experience than CRM, more influential upon employee experience than HCM systems, and more important to enhancing brand experience than Marketing Automation. Consequently, we believe that XM™ represent a vast, rapidly growing, and underpenetrated market opportunity, and we estimate our total addressable market to be approximately $44 billion in 2018.
Our History Uniquely Positioned Us to Create and Lead XM™
Our history uniquely positioned us to pioneer and develop this new XM™ category. Founded in 2002 with the goal of solving the most complex problems encountered by the most advanced academic researchers, we were forged in an environment that required rigorous analytical methods, ease of use, the versatility to address the broadest range of inquiries, and the scalability to reach millions of touch points globally. Our leading presence with academic institutions has introduced millions of students to Qualtrics and allowed them to become proficient in the use of our software. As these students have migrated into the workplace, they have often brought us with them, spawning a whole new class of commercial customers and developing new use cases for our XM™ Platform. Led by these customers, we evolved beyond our traditional research product offering to develop our platform, which incorporates our core research capability and is also designed to specifically address customer, employee, brand, and product use cases. Taken together, we believe that this platform provides a System of Action for organizations to monitor and act upon the vital signs that drive performance in any organization.
Our Platform Defines All the Elements of Experience Management
Our XM™ Platform is purpose-built to help organizations collect feedback and data across the four vital signs of a business: Customers, Employees, Brand, and Product. XM™ transforms that data into insight, and drives action to create value. The key elements of our platform include:

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Research Core — A collection of powerful, flexible research tools to build and distribute data collection systems, aggregate and analyze data, build reports, and draw insight from data. Research Core is designed specifically to instrument, gather, and index human factor data in any format through any channel. Users can synthesize and identify trends within minutes and immediately dig deeper into any data point to extract additional insight.

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Customer Experience (CX) — Enables a deep understanding of customer sentiment throughout every customer journey, allowing organizations to monitor, measure, and take action where there may be any experience gaps, with a focus on identifying specific challenges and designing solutions to remediate issues and improve satisfaction in the moment.

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Employee Experience (EX) — Allows managers and employees to identify gaps in the employee experience from recruiting and on-boarding to performance management in order to improve employee engagement, raise productivity, and limit attrition from start to finish at every touchpoint.

•	Brand Experience (BX) — Identifies key drivers of brand perception, including psychographic information, marketing effectiveness, and competitive positioning.

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Product Experience (PX) — Facilitates the aggregation and analysis of critical feedback to identify and isolate the features and experiences that drive product differentiation and quality and permit more informed pricing and packaging decisions across all products.

While our XM™ Platform represents a deeply integrated set of capabilities, each component features functionality and analytics that are significantly differentiated from one another, allowing our customers to adopt the entire platform or individual solutions that directly address their specific needs. Our platform delivers insight to customers in the form of rich visualizations that unify diverse data streams, demonstrate trends, and identify important deviations that signal the need for action.
We Have Built a Powerful and Innovative Go-To-Market Model
Today, our XM™ Platform is used by over 9,000 customers globally, including over 75% of the Fortune 100. As our research product evolved into our XM™ Platform, our customer base and go-to-market model have evolved as well. From our academic roots, we built a strong low-touch sales model that allowed us to target users in any size organization. By integrating Research Core and emerging use cases into our platform, we began to penetrate larger businesses and developed more outbound sales capability to drive a land and expand sales motion. More recently, we have developed a strong direct sales capability to address larger customers. Throughout this evolution, we have sought to broaden our reach, delight our growing base of customers, and operate efficiently and profitably.
We Bootstrapped Our Company and Have Consistently Generated Cash
We believe that we have built a scalable and sustainable business model. As we built Qualtrics, we relied primarily on capital generated by the business. The primary capital we raised remains on our balance sheet, demonstrating the cash flow efficiency of our business. We have been free cash flow positive in every year since our inception, while driving rapid adoption of our solution among organizations of all sizes around the world. For the years ended December 31, 2016 and 2017, our revenue was $190.6 million, and $289.9 million, respectively, representing year over year growth of 52%. For the years ended December 31, 2016 and 2017, our net gains (losses) were ($12.0) million and $2.6 million, respectively, and free cash flows were $3.4 million and $21.3 million, respectively.
Industry Trends in Our Favor
Experiences Drive Differentiation and Competitive Advantage
Today, the value of any organization is dictated by the experiences of its customers, employees, and other constituencies. While effective organizations have always recognized this truism, we now live in a world where those experiences can be shared and amplified globally and instantaneously through digital channels. Today, brand perception and reputation can shift quickly and profoundly. Consumers and employees are able to transition easily from brand to brand and from organization to organization. Direct commerce, the rise of new promotional platforms, and a proliferation of new brands have reduced switching costs for consumers. And, in many sectors, the number of job openings exceeds the number of job seekers, leading to more professional mobility.
Industries are being transformed by companies that deliver superior experiences. This includes retailers that enhance store design and customer service, manufacturers that deliver superior product quality, service providers that offer increased convenience, and organizations that focus on their employees. These organizations that thoughtfully shape interactions with their customers and employees to create differentiated experiences are in the best position to win.
Understanding the impact of experiences, both positive and negative on customers and employees, is critical in today’s experience economy to remain competitive:
Positive experiences lead to better outcomes:

•	Greater Loyalty and Retention. According to a 2017 study by the Temkin Group, customer experience leaders enjoy a net promoter score, or NPS, over 18 points higher than customer experience laggards.

•	Increased Productivity. According to the Gallup Organization, organizations with a high level of employee engagement report 21% higher productivity.

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Stronger Financial Performance. Forrester Research, an industry research firm, reported that the average stock price of top publicly-traded brands in Forrester’s “CX Index” grew 32%, compared to 3% for the portfolio of lagging brands, over the last 12 months ending October 2017. During this same period, the S&P 500 Index grew 17%.

And poor experiences can have severe outcomes:

•	Lower Retention. PricewaterhouseCoopers LLP reported that 32% of all customers say they will walk away from a brand they loved after just one bad experience.

•	Decreased Productivity. Deloitte found that the cost of losing an employee can cost up to 1.5-2.0 times the employee’s annual salary.

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Inferior Financial Performance. According to academic research and industry studies, failing to meet customer expectations has been shown to have twice the negative economic impact as delighting customers has a positive impact.

Experience Gaps Create Challenges for Organizations
Experience is all-important in winning and retaining customers and employees; however, actual experiences often fall short of expectations. The difference between the experience an organization believes they are delivering and the actual experience delivered is the “experience gap.” Experience gaps often have detrimental consequences for an organization, including lost customers, lower spend, complaints, employee turnover, employee disengagement, poor performance, and product failures.
Understanding the causes of experience gaps enables organizations to prioritize the investments that they make. This can prevent organizations from overinvesting in areas that yield diminishing returns and enable them to redirect resources into aspects of the customer and employee experience that matter most. Companies are increasingly turning to Chief Experience Officers to identify and manage experience gaps across their entire organizations. Boards of directors have also taken notice and now tie C-level compensation to key metrics that demonstrate success at closing these gaps, such as customer satisfaction, product net promoter score, customer churn, employee engagement, and leadership approval. Sustained market leadership is defined by the pace at which organizations recognize and close experience gaps.
Organizations Struggle to Explain Why Experience Gaps Exist
Organizations rely on systems of record, such as CRM, ERP, HCM, Customer Service, and Marketing Automation systems, for gathering and reporting O-data™. While these systems are useful for reporting what is happening as of a certain date, such as pipeline and sales data, employee data, and financial events, they are not designed to explain why something is happening. This why factor determines experience: why customers buy, why they are brand loyal, why a product release was successful, or why employees are engaged.
O-data™ systems on their own come with limitations that prevent them from measuring experience:

•	Cannot link events across systems of record;

•	Not designed to collect feedback across channels and formats;

•	Do not layer in necessary sentiment behind an event;

•	Backward looking, not capturing and acting on data in real-time; and

•	Use cookie-based data collection that is becoming increasingly scrutinized by privacy regulation and users.
O-data™ alone is far from sufficient to close experience gaps. Moreover, most organizations are O-data™ rich and X-data™ poor. X-data™ is the human factor data, the beliefs, emotions, and intentions that tell you why things are happening and, more importantly, what is going to happen. X-data™ is fragmented, often unstructured, and needs to be collected across all engagement methods, including e-mail, SMS, chat, phone, website, and in-app links. Together, X-data™ and O-data™ can provide differentiated and related insights to understand where experience gaps exist and how to address them. For example, a new product launch did not have the expected results because the price point was too high (X-data™) and customers expected more features for the higher price point (X-data); as a result, sales are down compared to the last product release (O-data™).

X-data™ needs to be collected ad-hoc and in real-time. For example, product managers need to understand the features that users want as they are developing products, marketing managers need to understand how their brand is perceived to develop the proper messaging in targeted ad campaigns, HR managers need to understand the impact of a negative event on employee morale as it is happening in order to address potential concerns, and sales reps need to understand which customers are most likely to churn so they can course correct in real time to prevent attrition.
Insight from Direct Feedback Drives Value
Direct, timely, and authentic data about the sentiment and experiences of all constituents is needed to drive growth, competitiveness, and value in today’s economy. Direct commerce models have allowed businesses to create multiple touch points with customers and garner data that allows them to rapidly evolve and improve their offerings and operations. Companies without this direct customer connectivity, including those that operate via indirect channels, find themselves at an increasing disadvantage, often resulting in the inability to gather direct customer experience data and reducing the ability to assess customer sentiment and needs. Despite this lack of direct customer connectivity, companies need a software platform that enables them to maintain direct feedback loops. The absence of direct signals meaningfully inhibits organizations’ ability to adapt and thrive.
Organizations Need to Manage Experiences Across Customers, Employees, Brand, and Product
The success of organizations today depends on the quality of the experiences that they deliver to constituents across four critical areas: customer experience, employee experience, brand experience, and product experience. These four experiences serve as the key vital signs of every organization, and every interaction that an organization delivers, positive or negative, can be attributed to one of these categories.
Examples of how experience management can impact each of the four vital signs include:
Customer Experience:

•	Help sales teams understand what factors influence demand across product offerings

•	Help drive higher conversions during an active purchase funnel

•	Turn a potential detractor into a promoter through systematic intervention

•	Analyze the impact of sales promotions on customer spend, retention, and upsell

•	Identify which customers are most likely to churn and implementing specific steps to course correct

•	Understand customer satisfaction, NPS, and key reasons for or against recommendation
Employee Experience:

•	Prioritize investments across factors (e.g. compensation, perks, vacation, etc.) to reduce turnover

•	Identify causes of high employee turnover

•	Provide feedback to individual managers on their impact on employee experience; providing personalized recommendations on how to improve and systematically track progress

•	Use employee multi-rater reviews to determine professional action plans and improve employee job satisfaction

•	Understand factors leading to higher employee productivity and, as a result, organization performance
Brand Experience:

•	Identify the areas contributing to brand degradation and impact on customer retention

•	Enable marketers to prioritize investments that are most likely to enhance brand perception

•	Track brand value and perception over time

•	Help marketers measure and manage advertising campaign effectiveness
Product Experience:

•	Understand features most important to customers during product development

•	Correlate areas of low satisfaction and high importance to address areas with highest impact to customers

•	Create optimal pricing and packaging structures based on customer needs and demographics
Organizations must be able to manage all four of these experiences individually and understand the impact that these interconnected experiences have upon each other. For example, engaged and empowered employees and partners are better able to address customer needs, enhance service levels, and elevate brand value. The result is richer and interrelated insights that could not be gained from tracking just one experience.
Organizations able to manage these experiences in an integrated manner create a competitive advantage that drives increased organizational success and shareholder value.
Organizations Need a Holistic Experience Management Platform
Providing effective experience management requires organizations to combine O-data™ and X-data™ and take action to close experience gaps. Experience management capabilities need to be available to everyone throughout an organization, from C-level executives who are accountable for results down to those on the front lines best positioned to respond to feedback. Doing so has the potential to empower every person in an organization to make better and more informed decisions when it matters most.
To measure experiences, organizations have used a combination of various processes and tools for specific uses:

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Third Party Market Research Firms and Consultants: This is a labor-intensive approach to researching a specific topic at a specific point in time. These firms can be effective at answering specific questions using in-depth market research through creating and sampling panels from their large networks. However, their methods of data collection and analysis lack a software-driven approach that can span across broad use cases in a timely manner. Further, they cannot automatically correlate and interpret O-data™ and X-data™ to provide recommendations on how to close experience gaps.
Organizations are also often required to have their own dedicated Market Research teams to commission research studies and liaise with these firms, which can serve as bottlenecks between the analysis and both the front-line employees who are seeking answers and the C-suite that is being held accountable for results.

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Point Solutions: Services-intensive point solutions require a high level of system integration and human involvement to interpret results, are not available broadly to employees, and lack applicability across all vital signs of an organization. These include specific use systems as well as added functionality sometimes offered by enterprise software providers.

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Survey Tools: Survey tools are useful for broad sampling across thousands of subjects, but lack the ability to combine data in different formats across different channels, correlate with O-data™, and apply the analytical rigor needed to determine what actions need to be taken to improve results. They also lack enterprise grade security, scalability, and administrative control.

Organizations cannot afford to wait for others to tell them where experience gaps exist. Just as operational systems of record have emerged for an organization’s core functions of finance, HR, sales, and marketing, there is a clear need for a platform that extends across various O-data™ silos and unifies experience management across the organization.
A comprehensive experience management platform that empowers organizations to identify, assess, and close experience gaps needs the following capabilities:

•	Comprehensive Data Collection. Ability to collect X-data™ across all channels and formats and integrate it with and enrich O-data™ from various existing systems.

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Powerful Analytics. Analytics that provide robust analysis on sentiment, priorities, churn, and organizational impact and actionable insights for users to address potential experience gaps, including actionable reports that explain why something is happening, not just what has already happened.

•	Address Experience Holistically. A unified and inter-connected view across key areas that have the highest impact on an organization: customers, employees, brand, and product.

•	Real Time. Ability to collect, interpret, and act upon an experience and trigger workflow in real-time, when it has the highest impact for an organization.

•	Easy to Use. Simple user interface that is accessible from any device and applicable to all users at every level within an organization, enabling every person to be a researcher.

•	Configurable. Programs need to be able to adapt to the ever-changing needs of organizations without the need for professional services.

•	Scalable. Ability to meet the needs of the largest and most sophisticated organizations and scalable to millions of touch points.

•	Privacy and Security. Robust data privacy and security features required to scale for organizations of all sizes and meet the highest enterprise standards.
Our Roots
We founded Qualtrics in 2002 to make sophisticated research simple for the academic market. In serving academia, we focused on the core needs of researchers who demanded analytical rigor and real-time research capabilities across a broad range of topics. As use of our solution grew within an increasing number of academic departments, we evolved our offering to address new requirements, including advanced embedded analytics, increased flexibility, and hardened security and administrative controls to support university-wide deployments.

Our roots in academia helped us to develop our research engine with an interface that was intuitive and easy-to-use, yet powerful in functionality. Students trained on our software began to graduate into corporate roles at the same time corporate mandates to reduce outsourced spending and improve data driven decision making were emerging. As a result, use of our software and our Research on Demand solution started to gain traction in the corporate market, primarily at the department level. Our insight into how customers were using our software across hundreds of different use cases across multiple departments enabled us to develop programmatic ways for users to make better decisions and drive value.
Corporate use of our software was discovered to be driven largely by four core use cases: customer, employee, brand, and product related feedback and research. We developed focused solutions consisting of use case specific capabilities, content, dashboards, and workflow integration built on top of the base research and analytics engine. To provide a better, more consistent, and focused practice area around the customer, we developed Customer Experience as the first solution on our core platform. Next, we developed our solution for Employee Experience, which utilizes the same research engine at the core of our platform, but has specific functionality around employee experiences. We then developed our Brand and Product Experience solutions to round out a holistic approach to experience management in the areas that have the greatest impact on an organization’s success or failure. In 2017, we launched the Qualtrics XM™ Platform. We believe that the XM™ Platform provides a System of Action for organizations to monitor and act upon the vital signs that best drive organizational success.
The Qualtrics XM™ Platform

Our XM™ Platform consists of solutions for Customer Experience, Employee Experience, Brand Experience, and Product Experience, all built on our Research Core and integrated with our Research on Demand offering. Our platform is designed to help organizations measure, prioritize, and optimize the experiences that they provide to customers, employees, and other constituencies. Leveraging our intelligence engine, Qualtrics iQ, our platform provides our customers with the ability to target the right users in the right moments to glean the insights that they need to drive action.
Key benefits of our platform include:

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Comprehensive Data Collection. Our XM™ Platform enables organizations to personalize their communication with customers, employees, and partners and interact with these groups through the most effective channels. We engage with constituents in an intelligent manner across a variety of channels, including

SMS, email, voice, website, in-app responses, and chat. Our platform enables our customers to correlate and decipher such data in order to make better decisions. Through simple integrations, users can incorporate O-data™ into XM™ analysis using native formats or through Excel exports, without the use of outside professional services.

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Differentiated Analytical Capabilities. Our XM™ Platform is powered by a proprietary analytics engine that organizations of all types use to address some of the most demanding research projects. Our platform leverages the latest in artificial intelligence and natural language processing to allow users to discover correlations between events, develop predictive models without using third party tools, identify at-risk customers and employees, and suggest actions to course correct and drive impact. These capabilities are incorporated into our platform through Qualtrics iQ, enabling advanced analytical features to make statistical analysis and insights available to everyone. Ultimately, this allows users across organizations to understand why something is happening, not just what has already happened.

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Ability to Address Experience Holistically. We provide specific solutions across the key areas that have the highest impact on an organization: customers, employees, brand, and product. Our XM™ Platform analyzes experiences within each of these areas individually and correlates data across areas to provide insight into how they impact each other. Our platform integrates X-data™ that we collect with siloed O-data™ that organizations already have, providing everyone in an organization from the C-suite to employees on the front line with a holistic view of experiences across key areas and constituencies.

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Real-time Insight and Action. Our XM™ Platform is able to extract real-time feedback and provide insights and analysis when it matters most. This timeliness is necessary to affect outcomes, including reducing churn, increasing sales, preventing employee turnover, increasing engagement, and enhancing brand among others. Our platform can drive action natively or by integrating with systems that an organization already uses. For example, our platform can automatically generate a customer ticket when a negative sentiment is expressed on a social media site and prompt an organization to action all the way to issue resolution. In this way, our platform not only helps to identify issues, but also serves as a System of Action to remedy potential problems in a timely manner.

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Ease of Use Enabling Democratization of Research Across All Users. We designed our XM™ Platform for every knowledge worker. Users can design a customer feedback program in minutes using simple drag and drop functions. Once X-data™ is collected, we provide easy to consume analysis. Results are presented to users in discernible reports, charts or graphs, and through simple language that anyone can put into action such as “Level of service is ranked highest in customer priorities and has the highest correlation with returning visits.” This ease of use allows our platform to be used by employees across the organization.

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Flexible Configuration to Meet Specific Needs. Our customers have configured our platform to meet diverse needs from preparing PhD dissertations to ensuring successful product launches. Our platform provides all of the tools necessary to enable program design configured to specific needs. Through an intuitive and elegant interface, users can design programs that implement complex logic, and advances workflows. Users can also design, deploy, and alter these programs without help from professional services or IT, leading to faster and more impactful insights. Our platform can deliver these insights through flexible and scalable role-based dashboards to ensure people within an organization can access insight in real time and on any device.

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Scalable for the Needs of the Largest Organizations. In addition to scaling seamlessly across use cases, our XM™ Platform can collect, analyze, and interpret data across millions of touch points, meeting the needs of the world’s most sophisticated and demanding organizations. We have built our platform on contemporary open-source technologies that are designed to scale horizontally while providing high performance. We believe this has enabled us to scale our platform indefinitely to support rapidly increasing data storage and processing needs, such as near real-time stream processing and massive-scale batch processing of big data.

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Security and Privacy Designed for the Enterprise. Our XM™ Platform adheres to the highest standards of security and privacy that are demanded by the largest organizations in the world. Our platform enables role-based permissioning to ensure that only the right people have access to the most sensitive customer and employee information. We believe our systems and processes exceed industry practices, including being certified for the global security gold standard, ISO 27001. We have achieved FedRAMP authorization to deliver services to United States federal government agencies. Additionally, organizations own and retain all their data gathered on our platform.
As a result of our robust platform features and functionality, the impact to customers is profound. Below are examples of how some of our customers have benefited from using Qualtrics:

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Customer Experience: JetBlue found that 82% of their passengers didn’t care about free bags and instead preferred cheaper ticket prices. JetBlue responded by rolling out different rate structures and pricing options to cater to these customers.

•	Employee Experience: Twilio achieved a 90% response rate for employee engagement and changed company policy to provide unlimited time off as a result of employee feedback.

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Brand Experience: Royal Caribbean drove actionable insights on everything from loyalty research to advertising to segmentation. With the help of Qualtrics, Royal Carribean's overall awareness and preference has reached an all-time high among those who have never cruised.

•	Product Experience: Yamaha used Qualtrics to run a quick-turn study of their power users’ preferences on important features in new keyboard models at the critical point in product development.
Market Opportunity
In today’s experience economy, we believe that XM™ is more critical to improving customer experience than CRM, more influential upon employee experience than HCM systems, and more important to enhancing brand experience than Marketing Automation.  As a new category of software, we believe that XM™ has broad applicability to individuals at every level in an organization to gain valuable insight regarding the customer, employee, brand, and product experiences their organizations deliver and empower them to act decisively to address potential issues as they arise.  Consequently, we believe that XM™ represents a vast, rapidly growing, and underpenetrated market opportunity today, and we estimate our total addressable market to be approximately $44 billion in 2018.
We have calculated our market opportunity by using third party data on the total number of global enterprises with an estimated annual revenue greater than or equal to $50 million and governmental institutions, plus the total number of K-12 academic institutions in the United States and international post-secondary academic institutions, and applying a calculated annual contract value, or ACV, to these organizations in different segments based on their respective size and leveraging internally generated data applicable to each corresponding segment. For example, because larger enterprises have generally demonstrated greater deployment of our solutions across their organizations, we have segmented the number of enterprises into tiers to reflect this distinction.
The calculated ACV applied to the estimated number of organizations in each respective segment across enterprise, academic institutions, and government entities is calculated using internal company data of actual customer spend by type and size.  For each respective segment, we calculate the median ACV of the top 50 customers, which we believe representative of having achieved broader implementation of our solutions within their organizations.  The ACV for each customer by segment includes actual spend on subscription to our XM™ Platform as well as Research on Demand.  We then multiplied the calculated ACVs and number of organizations by type and segment, and the aggregate value across all these segments represent our estimated TAM in 2018.
What Sets Us Apart
As the creator and leader of XM™, we have several distinguishing advantages:

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Pioneer and Market Leader for Experience Management. Our users have continually provided us valuable insights that fuel our development and innovation. Our experiential learning over the past 16 years has helped us develop, test, and refine our software solutions. Today, users across over 9,000 organizations rely on our software for differentiated and actionable insights into their businesses. Their experience with Qualtrics - across our products, brand, and employees - defines our continued success and serves as a powerful differentiator for our business.

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Scalable within Organizations from Departments to Enterprise-Wide. Our XM™ Platform combines ease of use with the scalability required by the world’s largest enterprises. Built for enterprise scale, Qualtrics has been architected as an open and easily configurable platform to facilitate a wide breadth of use cases. For example, Qualtrics now powers over 40,000 dashboards for Walmart’s managers to track employee experience. Additionally, up to one million healthcare providers within the Aetna network link customer digital behavior with NPS and CSAT across their 22 million customers. Our platform has become critical to our thousands of customers, and since 2015, Qualtrics has maintained average up-time of 99.89%.

•	Academic Roots. Our academic roots have allowed us to differentiate in the following key ways:

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Technology focus: Our initial focus on the academic market required us to build sophisticated software that balanced the complex design requirements requested by researchers with our goal of providing a user-friendly interface for professors, researchers, and students. It also required the ability to scale within large university deployments and played naturally into our scalable enterprise platform. Our integration amongst the academic community has introduced us to innovative research techniques and methodologies which we have been able to incorporate into our software.

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Effective on-ramp: Our strength amongst academic researchers and students has served as a powerful foundation for efficient growth among knowledge workers. We estimate that over 2 million academic users have been introduced to Qualtrics as students or researchers, who in turn have helped bring Qualtrics into their organizations as they have entered the workforce.

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Modern Technology Architecture. We have a modern technology platform that enables us to scale, store, and process efficiently large batches of data, and can support our broad portfolio of solutions. Qualtrics is built on open-source technologies that are designed to scale horizontally while providing high performance. In addition, our architecture allows for easy integration of operating data through APIs which enriches the value of experiential feedback data. With a broad range of high quality and relevant data, we are able to apply intelligent statistics, text analytics, machine learning, natural language processing, and other sophisticated capabilities to transform this data into insights and action.

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Rapid Time to Value. Our technology is designed to be easy to deploy, configure, use, and scale. By making the complex capabilities of our XM™ Platform simple to use, we allow customers of all types and sizes to generate value quickly. In addition, the modularity of our platform allows our customers to deploy one or more of our solutions initially and then adopt additional modules as their use cases grow and evolve. As initial deployments generate valuable X-data™ and the value of that data compounds over time, we see many customers adding additional functionality as the power and influence of XM™ insights spread throughout their organizations.

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Powerful and Innovative Go-to-Market Model. We deploy a powerful and innovative go-to-market model that addresses the many ways a customer may choose to buy. We utilize a combination of highly productive inside sales team and a field sales team to target customers. In addition, we leverage the Qualtrics Partner Network, or QPN, for joint go-to-market opportunities, product enhancement and service delivery. We are intently focused on the profitable delivery of our solution. As such, we consistently measure sales rep productivity to ensure we achieve targeted goals for calling and conversion. Our sales rep impact is measured through a proprietary application, which provides transparency across our broad sales team on achievement to goals. We believe our go-to-market model enables us to meet customer requirements while utilizing our resources internally in an efficient way.

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Customer-centric Product Innovation. We are focused on continuously improving our software, and we have a customer-centric focus that is embedded in our culture. Using our own XM™ Platform, we are able to collect continuous feedback from our customers in real-time. This knowledge surrounding the needs of our customers enables us to drive product innovation and the direction of our company. For example, both our Customer Experience and Employee Experience solutions were created based on observing our customers using Research Core for specific customer and employee use cases.

Employees and Culture
Our culture of TACOS defines Qualtrics and our employees. These are principles that came about over 16 years, burned into in our DNA, one at a time. They make up lessons, beliefs, and a model to our success and of who we want to be.  This is how people have described our culture from the inside. These words are how we talk internally. That being said, we are also aspirational that they are more than the language we use, that they must be lived up to on a daily basis by each one of us. TACOS are a call to action and North Star everyday as we approach our work. These are our TACOS:

•	Transparency. We are a meritocracy and hold ourselves accountable. We reward the competent over the confident.

•	All-In. We bet on Qualtrics and Qualtrics bets on us. This is our company. We deliver whatever it takes.

•	Customer Obsessed. If a customer is upset, we failed. Period. We learn, and we fix it.

•	One Team. There is only one team at Qualtrics. We hunt as a pack. We win and lose together and never say, “That’s not my job.”

•	Scrappy. We’re smart, resourceful and find a way. We write our own story instead of following others.
We live by our TACOS culture. Our culture impacts who we hire, how we retain and promote employees, and how we engage with each other and our customers.
We also utilize our XM™ Platform to close our own experience gaps. Employees understand how their own and their teams’ experiences connect to the value we deliver to customers and the perception of our brand.
Our own EX deployment keeps managers attuned to what is important to their teams and what is driving success.  We understand what matters most and what drives engagement. These insights have led to unique benefits like our annual ‘experience bonus’ that offers employees an opportunity to have and share an epic experience with their peers, like a hike up Kilimanjaro, or a dance off with Justin Timberlake.
Our CX deployment feeds customer feedback directly into all employees’ hands as it occurs, so we all know who is a promoter, who is a detractor, and why.  And we can all see these feedback loops closed in real time.
We take delight in our customers’ success and enthusiasm, as many of our employees were able to experience first-hand with approximately 7,000 attendees at our X4 Summit in March of 2018. This customer enthusiasm is evidenced by our top quartile NPS among a study we conducted with an international management consultancy firm of 28 technology companies (which included, by market capitalization, 20 of the largest technology and application software companies).
We care about each other and our community. In 2016, we launched a cancer research initiative, Five for the Fight, broadly supported by our employee base.
Our Growth Strategy
Key elements of our growth strategy include:

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Drive New Customer Sales. We believe that our market opportunity remains largely underpenetrated. We will continue to invest aggressively in our direct and indirect sales and marketing capabilities to continue to acquire new customers, including continued growth in the number of enterprise customers.

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Expand Within Existing Customers. Our customer base of over 9,000 organizations represents a significant growth opportunity for us. Historically, many of our customers started with a general use case in the form of our Research Core platform, but we now also land with any of our four integrated solutions. Our XM™ Platform has the flexibility to allow a single division or a specific team to use it on a small scale, which could grow to an organization-wide deployment. As a result, there is an opportunity to expand both scale and use cases within an organization. As users start to focus more deeply on specific experiences, they will then look to Customer

Experience, Employee Experience, Brand Experience, and Product Experience, complemented by Research on Demand. Our goal is to increase the number of customers that standardize on our platform within their organization, creating opportunity for expanded use cases.

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Expand Our International Presence. A key focus of our company is to continue to penetrate unaddressed global markets. Constituents can provide feedback in 74 languages, and our core admin user interface supports 14 languages. To penetrate international markets, we have developed a hub-and-spoke sales model, comprised of centralized inside-sales teams surrounded by regional direct sales groups. Our first two international hubs were in Dublin, Ireland and Sydney, Australia. More recently we have opened sales offices in additional countries including France, Germany, Japan, Singapore, and the United Kingdom. To address data sovereignty concerns amongst our international customers we have built data centers in Canada, Germany, and Australia. We believe that this investment should further increase our international expansion opportunities. For the nine months ended September 30, 2018, 23% of our revenue is from international markets, and we believe that there is significant opportunity for continued growth from outside the United States.

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Continue to Innovate and Enhance Our Platform. As we continue to build out our customer base, we use our technology to draw insights and ensure that we are best serving our customers’ needs. We believe continued innovation will lead to a greater value proposition for our customers and increased adoption of our XM™ Platform by both new and existing customers. In 2015, we built-out our Seattle office to function as an engineering center focusing on product innovation and development, including our artificial intelligence and machine learning capabilities. Since then, the office has grown to over 300 employees. In 2018, we launched our Krakow, Poland office as our European engineering center. Both of these growing locations support our goal of continuously enhancing our platform and providing the best technology for our customers.

•
Grow Revenue from Key Industry Verticals. While our XM™ Platform is industry-agnostic, we have made a number of industry specific investments that will accelerate our adoption within certain verticals, including government, education, and financial services. We have developed Certified XM™ Solutions, leveraging partners’ expertise, and embedding industry specific content into our products. Our Certified XM™ Solutions are packaged projects and programs with expert content, workflow, and automation. In every key vertical, we have reference customers that we believe validate the adoption of our platform.

•
Further Develop Our Partner Network. We are building out a network of content and consulting partners, delivery partners, and technology partners who enrich our offerings, scale our coverage, and help us reach a broader audience than we would be able to reach on our own. We expect our partner channel to extend our sales reach and provide implementation leverage both domestically and internationally. At our March 2018 X4 Summit, we announced the launch of the QPN. Since then, we have entered into many impactful partnerships, including IBM, J.D. Power, and Kantar. We will continue to partner with other leading organizations to broaden our reach.

Our Platform, Solutions, and Technology
As a System of Action, our XM™ Platform enables organizations to identify, monitor, assess, and close experience gaps. We have designed our solutions to easily extract powerful insights across a customer or employee journey and drive action, allowing organizations to improve business results and increase shareholder value.
We offer a range of experience management solutions, including:

•	Integrated Solutions for Customer Experience, Employee Experience, Brand Experience, and Product Experience;

•	Research Core, which is powered by our iQ engine; and

•	Research on Demand, which enables organizations to generate measurable and tailored market intelligence to meet specific research needs.
Customers have the ability to deploy our experience management solutions with the flexibility to meet their specific needs across their organization.

Integrated Solutions
Customer Experience (CX)
Our CX solution enables organizations to collect extensive data on and draw insights from their customers at every touchpoint along the customer lifecycle. It provides customer-focused analysis that allows organizations to make effective, data-driven decisions ultimately leading to more customers, reduced customer churn, and increased loyalty.
Customer Experience use cases include:

•
Omni-channel Engagement, Measurement, and Optimization – Engage with customers across multiple channels, including in-app, email, SMS, mobile, interactive voice response, chat platforms, call centers, websites, social media, voice-enabled devices, and other channels; measure key touch points and interactions, and use insights to optimize decisions.

•
Customer Experience Reporting, Analytics, and Dashboards – Build automated, real-time dashboards to track customer analytics, identify customer experience drivers, and model the impact of CX on key customer loyalty and business metrics.

•
Follow-up and Case Management – Ensure no customer case is left unresolved with smart routing, automated actions, and end-to-end closed loop ticketing capabilities that help organizations follow-up on every relevant customer interaction from within our platform.

Our CX solution seamlessly integrates with existing operational workflow and system processes to ensure companies can easily use the tools provided to improve how they interact with customers on a day-to-day basis.

Employee Experience (EX)

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Our EX solution provides a holistic view of an employee’s experience to help companies reduce unwanted attrition, improve employee engagement, develop and retain top performers, and build strong teams. It allows organizations to draw insights from their employees at every touchpoint during the employment lifecycle - from recruitment onwards.
Key use cases of Employee Experience include:

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Employee Engagement – Enable managers to measure and quantify each of their employee’s experiences - in real-time. This empowers any person in an organization who is responsible for managing other individuals to analyze and track employee engagement and sentiment.

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Multi-rater Employee Feedback – Enable managers or HR to aggregate an employee’s feedback from multiple parties, including managers, peers, and direct reports. Synthesizing all these data sources empowers managers or team leaders to better track performance, develop skills, and identify problem areas.

•	Training Feedback – Help organizations measure the effectiveness of their training and development programs, and determine what improvements can be made.

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Pre-hire and Onboarding – Measure new employee experiences by tracking items such as satisfaction with the hiring and onboarding process, managers’ initial feedback on performance, and the effectiveness of the orientation processes. This measurement is not only able to assist in tracking the experience of newly hired employees, but also in understanding the experience of potential targets before they are hired.

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Exit Interviews – Manage and monitor employee retention and the reasons provided for employee attrition during exit interviews. Careful collection and analysis of this valuable information regarding employee satisfaction can be used to inform ongoing strategies around employee fulfillment and retention.

We have architected our EX solution to meet the exacting requirements of human resource managers. It features workflows that enable employees to seek the right feedback from across the organization, robust administrator rights that enable higher anonymity thresholds, and interactive data visualization that conveys the right information to each user, surfacing the areas where potential improvements would drive the highest impact. The solution also integrates with a number of HCM and Learning Management System, or LMS, vendors.

Brand Experience (BX)

Size Chart
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Shoe Components 597
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Brand Metrics
Control (n=288)
Exposed (n=623)
Unaided Brand Awareness +4.1
Aided Brand Awareness +1.5
Brand Familiarity +10.1
Online Ad Awareness +8.2
Brand Favorability +5.7
Purchase Intent +16.8
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Our BX solution empowers brand managers to collect extensive data in order to understand key market trends, provide competitive tracking and intelligence, and conduct sentiment analysis across multiple channels. Organizations can measure how their brand is perceived, how that perception changes over time, and ultimately how to strengthen brand equity by optimizing brand and communication strategies.
Brand Experience use cases include:

•	Brand Awareness – Track changes in awareness and perceptions of an organization’s brand, and compare these changes in relation to competing brands to isolate key drivers of market success and decline.

•
Brand Equity – Understand the functional, physical, financial, social, and psychological aspects of an organization’s brand to gauge brand loyalty and value and ensure alignment with desired brand perception at the executive level.

•	Advertising and Copy Testing – Quantify an advertisement’s effectiveness by tracking and measuring consumer responses, feedback, and behaviors.

•	Brand Strategy Research – Optimize marketing investments by comprehensively testing and optimizing every element of an organization’s marketing strategy.

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Segmentation and Positioning – Segment target markets based on demographics, needs, priorities, common interests, and other psychographic or behavioral criteria that can be used to better understand a target audience and a brand’s perception within that audience.

Product Experience (PX)

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Our PX solution helps organizations collect extensive data on and draw insights from every stage of product development, from concept development to initial product marketing to ultimate product satisfaction and loyalty. Organizations can proactively incorporate this feedback into key product decisions, assisting in product feature prioritization and building a data-driven product roadmap.
Key Product Experience use cases include:

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Concept Testing – Collect rich feedback on ideas and prototypes to accelerate the innovation process and validate early concepts before development and production. Ubiquitous access to real-time product feedback ensures that concept testing is performed efficiently, and minimizes unwanted development bottlenecks.

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Pricing Research – Eliminate ad hoc and disjointed pricing analyses and replace them with a unified pricing research approach capable of identifying valuable product features, empowering a data-driven pricing strategy, and maximizing revenue for each product. Tests can be conducted at any point in the product lifecycle, and can help organizations understand the value of both full products and specific features.

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Market Analysis – Understand the audience for an organization’s products and services through both in-depth customer feedback and broad market feedback. Focus product development on goods and services that would appeal to target market segments, and solicit feedback on designs and concepts from relevant buyer types.

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Usability Testing – Optimize the user experience for both physical and digital products by testing and validating product design decisions that can carry significant business repercussions. These research methodologies and analysis can assist companies in making large scale changes with confidence.

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Conjoint Analysis – Ensure that products and services comprise the features and specifications that are most important to target consumers. This can empower organizations to build more innovative products, predict customer demand, efficiently allocate R&D resources on areas that are most important to consumers, and understand which products and services will drive the highest financial impact and widest customer satisfaction.

Research Core
The Qualtrics Research Core platform is our collection of powerful, flexible, cross vertical research tools used to build and distribute data collection schemes, aggregate and analyze data, and build reports and draw insights from data. This platform is the underlying toolset powering all four of the experience solutions, and can also be purchased directly by our customers to allow their users to conduct sophisticated research in a simple, easy-to-use platform. These users can adopt a self-service approach to conducting a wide variety of research projects that formerly required hiring expensive outsourced consultants, such as tracking consumer behavior across diverse segments, conducting complex academic research, and advertising and product testing.
Research Core includes the following critical functionality:

•
Intelligent interactions. Research Core enables organizations to engage with constituents in a natural way through intelligent interactions across a variety of channels, such as email, websites, and SMS. Our platform can conduct data collection from constituents both in traditional ways, such as sending pre-created questions to pre-selected audiences, and contextual ways, such as dynamically-generated, in-context question prompts on websites and mobile apps that can target specific individuals based on various criteria.

•
Advanced analytics. Once data has been collected, Research Core provides users with robust, best-in-class analysis tools that are easy-to-use for anyone. Data visualization then allows customers to see dashboards tailored to their role within their organizations and schedule reports to be automatically shared with peers, clients, managers, and others on a regular basis to ensure that everyone in the organization is informed of a project’s results in real-time.

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Prescriptive actions. Research Core goes beyond data analysis by providing organizations with insights into the actions they can take to drive improvements in their organization. Our platform includes functionality for automatic alerts, action planning, and closed loop ticketing. Tickets can be triggered based on conditions predetermined by the user to inform them of experience gaps in a constituent’s journey and can alert users both within the Qualtrics platform, or in other channels like email, Slack, Salesforce, and other channels through Web API requests.

Research on Demand
Our Research on Demand solution allows customers to gain market intelligence for a particular area of interest by procuring a curated group of respondents and swiftly returning actionable results, while conforming to best-practice design and methodology. We provide our Research on Demand solution as an automated, software-led approach, providing ease of use and efficiency for our customers. Our Research on Demand solution is sold into our existing XM™ Platform customers.

Powerful and Predictive Intelligence Engine
Our solutions are powered by our predictive intelligence engine, iQ. Our iQ engine consists of the following critical functionality:
iQ Directory
The iQ Directory contains all experience data collected over time, formally tracking all experiences, interactions and feedback that each individual provides to an organization. iQ Directory enables an organization to collect data from multiple data sources and gain a person-centric view of their constituents by capturing each interaction throughout the constituent’s journey. The directory makes it possible for organizations to pinpoint key drivers and changes in individual sentiment over time and drive action to close experience gaps. For example, an e-commerce company can track a customer’s key experience touchpoints across the lifetime of the customer, including sales of items, customer feedback, and engagement with customer support, all in one location. iQ Directory’s machine learning technology also helps predict how an individual might respond in a certain situation. This enables organizations to interact with people at the right moment, with the right message, via the right channels to drive the most optimal outcomes, and allows interactions with individuals to feel like an ongoing conversation rather than transactional pings along a constituent’s journey. iQ Directory also allows organizations to better understand the journeys that their customers are experiencing, helping them to identify key gaps in customer interaction with their brand.

Text iQ
Our Text iQ functionality uses natural language processing and machine learning algorithms to analyze unstructured, open-end text data for responses and insights. Our technology uncovers trends within unstructured data responses without any additional manual tagging by using a cluster-based approach to understand the context of the unstructured data and extracting insights from the data automatically. Text iQ assigns sentiment scores to incoming open text data to allow organizations to capture the emotion of individual respondents and each topic they discuss, directing organizations on where to focus their attention. For example, after requesting written employee feedback, a financial services company can immediately gain a pulse on how the employees feel about the company and can drill down to understand specific employee sentiment by job type and which aspects employees are most frustrated with, allowing the company to identify and act on problem areas within the workplace. Text iQ automatically updates reports and dashboards with this analysis and immediately pushes this newly-analyzed data to employees, giving them the insights they need to make changes in the moment while also showing the evolution of sentiment over time.

Stats iQ

Workspaces: CX Hotel ⌄ Add Filter ⌄

+ Describe
+ Relate ⇄
+ Regression
+ Pivot Table

- Satisfaction (NPS®)
- State of residence
- Receptionist made you feel...
- Friendliness
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- Hotel amenities
- Gender
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Satisfaction ← Check-In

Correlation | Paired Difference

**Check-in** is strongly positively correlated with overall **Satisfaction (NPS®)**

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Our Stats iQ technology makes advanced statistical analysis of experience data accessible for any user. Based on the structure of the data set, Stats iQ automatically chooses the appropriate statistical analyses to run and then presents the results to the user in a digestible and understandable format in plain English, which democratizes the ability for anyone in an organization to extract business insight from sophisticated research and analysis. For example, when reviewing feedback on brand awareness and equity, a consumer-packaged goods company can use Stats iQ to automatically correlate awareness and equity by demographics and location to understand which groups of people they should target in their marketing strategy. Stats iQ also helps organizations identify their distinct customer cohorts, and better understand the characteristics, needs, and satisfaction levels of those key groups. Comprehensive and advanced data analytic functions include relate, univariate, bivariate, crosstabs, pivot tables, regression, and modeling.

Driver iQ

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Our Driver iQ technology uses financial impact and advanced regression analyses to automatically recommend the organizational improvements that will drive the highest ROI. It prioritizes key drivers from the C-Suite to the frontline employees in clear business terms. Using advanced statistical analytics, Driver iQ correlates the quality of the customer-journey with specific satisfaction drivers, and allows users to prioritize the drivers that will most improve the overall experience going forward. For example, when receiving feedback on paint colors for a new line of cars, an automotive company can use Driver iQ to identify which car colors will drive the highest sales amounts, allowing them to produce the optimal amount of each color of car. The Driver iQ interface also allows different users to configure the data in real-time to drill down in the data and identify the key drivers at their specific points of impact, yielding more relevant and actionable insights and follow-up directives for each specific user.

Predict iQ

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Recorded Responses 3,233
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Medium 200.3 0.122 No
Low 153.3 0.273 No
High 128.2 0.739 Yes
Low 159.5 0.082 No
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Our Predict iQ technology helps companies understand which customers are likely to leave and what they can do to prevent attrition before it happens. Using deep learning neural networks and open-source algorithms to make its predictions, Predict iQ identifies customers who are likely to churn and provides visibility into what is driving that behavior. The technology can also be used in a workflow with Qualtrics Actions, allowing users to set up triggers to send emails, create tickets, or ping any third party service for immediate action to prevent attrition. For example, within an enterprise software company, if Predict iQ identifies a customer that has unresolved issues with the product and is likely to churn, the company’s pre-set workflows can open up a ticket in Salesforce to remind their sales and customer success teams to resolve any product issues and provide the right amount attention to the customer. Users can also leverage other Qualtrics iQ technologies, such as sentiment analysis from Text iQ and regression models from Stats iQ, into Predict iQ to provide the neural networks with additional variables that users find relevant to enhance the accuracy and sophistication of the deep learning algorithms.

Flexible Integrations

Add Task
salesforce
slack
Tickets
Create a ticket to act on responses
Email
Send an email to act on responses
Salesforce
Send Qualtrics data to your Salesforce object
Slack
Send Qualtrics survey responses to Slack channels
zendesk
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View real-time survey responses in Tableau
JIRA
Create Jira stories to act on responses
Microsoft Dynamics
Send Qualtrics data to your Dynamics object
Zendesk
Create Zendesk tickets to act on responses
Marketo
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Use Marketo to distribute unique feedback links
Intercom
Send an Intercom message to a user or channel
Freshdesk
Create Freshdesk tickets to act on responses
ServiceNow
Send Qualtrics data to your ServiceNow object
ORACLE

We have extensive real-time API integrations into leading enterprise applications, collaboration tools, and communication platforms. Users can configure workflows in Qualtrics Actions that automatically trigger events and send emails, create tickets, or ping any third party service for immediate action. We provide out of the box integrations, including Adobe Analytics, Marketo, Microsoft Dynamics, Salesforce, Slack, Tableau, and Zendesk. Additionally, we offer the ability to use our API and build out custom integrations with third party or in-house tools, allowing users to seamlessly integrate our platform with existing tools and workflows. There are also numerous custom integrations that we have built for our engineering service engagements, including integrations with Oracle Eloqua, TripAdvisor, and Twilio.
Modern Data Processing Architecture
Approximately 50 million distinct responses are generated each month on our XM™ Platform. Each piece of X-data™ represents a distinct data stream, which are combined with related streams generated from social media, enterprise, and third party integrations via API. Our platform continually aggregates these data streams to provide up-to-the-minute analytics, as well as near real-time analysis across billions of historical data points collected.  Our architecture is designed to scale horizontally and cost-effectively by combining the Platform-as-a-Service offerings and modern open-source technology stacks running within our co-location data centers.
Information Security as a Key Business Enabler
We have achieved multiple information security certifications including the globally recognized ISO 27001 standard in addition to FedRAMP certification to authorize the use of our XM™ Platform for U.S. Federal Government agencies.

These certifications require ongoing independent validation of our compliance frameworks to provide our customers with confidence in choosing our platform. Our premium Data Isolation feature protects customer response data with a customer specific encryption key. Qualtrics is Privacy Shield certified and provides our customers with self-service tools to help comply with privacy frameworks such as GDPR.
Customers
As of September 30, 2018, we had over 9,000 customers using our platform in more than 100 countries. We have key reference customers in many industry verticals that we believe validate our solutions in the market, and our customers range from small and medium-sized organizations to Fortune 100 companies. Below is a representative list of customers categorized by industry vertical. No single customer accounted for more than 2% of our revenue in 2017 or in the nine months ended September 30, 2018 . As of September 30, 2018 , each customer listed below has spent more than $100,000 in Subscription ACV.

Banking / Insurance	Oil & Gas / Utilities
Allianz SE American Express Company Bank of America Corp. GEICO Corporation	CenterPoint Energy, Inc. Chevron Corporation Duke Energy Corp. E.ON SE

Consumer Packaged Goods	Retail
adidas AG The Coca-Cola Company Levi Strauss & Co Under Armour, Inc.	CDW Corporation CVS Health Corporation Target Corporation Weight Watchers International

Education	Services / Consulting
Denver Public Schools Columbia University Northwestern University University of California, Los Angeles	Aramark Corporation Bain & Company Gallup, Inc. PricewaterhouseCoopers LLP

Government	Technology
Centers for Medicare and Medicaid Services General Services Administration United States Air Force United States Postal Services (USPS)	Atlassian Corporation plc Cisco Systems, Inc. Dropbox, Inc. Microsoft Corporation

Healthcare / Life Sciences	Telecom / Media
AstraZeneca plc Cerner Corporation DaVita Inc. Pfizer Inc.	Scripps Networks Interactive, Inc. Sprint Corporation Telefónica, S.A. The Walt Disney Company

Industrials / Automotive	Travel / Hospitality
Airbus S.A.S. Bayerische Motoren Werke AG (BMW) Ford Motor Company Volkswagen AG	All Nippon Airways Co., Ltd. American Airlines, Inc. Cathay Pacific Airways Limited MGM Resorts International

Non-Profit
CFA Institute The Character Lab Girl Scouts of the United States of America National 4-H Council

Customer Case Studies
We believe that the following case studies provide a representative sample of how our customers use our XM™ Platform and illustrate the results our customers have achieved using our XM™ Platform.
Allianz Global Corporate & Specialty
Allianz Global Corporate & Specialty, or AGCS, is the Allianz center of expertise for global business insurance and large corporate and specialty risks. AGCS has a worldwide network in more than 200 countries and territories, including a network of more than 70 Allianz-owned offices.
Situation:
In 2015, AGCS knew that it was operating in a highly competitive market where excess supply and declining rates were applying pressure on it to innovate and provide a superior service in order to retain and attract new customers. It needed to make sure it was staying ahead of the market, which required providing its employees and leadership the insights that would help anticipate customer needs and provide a single view of its customers. With the introduction of a new CEO, Allianz began to implement the Allianz renewal agenda, with one of the key pillars being true customer centricity. Through this, AGCS started to develop a clear roadmap to make it a truly customer centric organization. It believed that through a heightened focus around customer experience, it could increase revenue growth, expand its margins, and improve its competitive position. To achieve these goals, AGCS brought together a team of 35 key business leaders from across the world to design a scalable customer experience program that would win over customers and accelerate growth year after year. It needed a partner that would not only provide it with a leading technology platform, but also work with it in a consultative way to help shape the future of its customer experience program.
Qualtrics Solution & Benefits:
In 2015, AGCS selected Qualtrics to partner with on this initiative. AGCS quickly rolled out a globally consistent program on the Qualtrics XM™ Platform to collect experience data from customers in 22 countries and in 16 languages. This program consisted of a relational program for both brokers and clients and a transactional program for clients.
Under its relational program, AGCS sent custom consumer feedback requests to both brokers and clients to understand how it perceived AGCS, and just as importantly, to determine how AGCS’ stakeholders’ perceptions of AGCS compared to its perception of competing brands. After receiving the ongoing results in real-time dashboards, country-level business units used the information to evaluate the status of its customer relationships and benchmark its competitive performance in the market. This feedback allowed managers and leaders to develop clear action plans on global, functional, and local levels to improve ACGS’ CX.
After launching the relational feedback system, AGCS saw clear improvement opportunities to gather feedback regarding customer satisfaction directly after an experience. As part of its transaction program, AGCS began to solicit feedback from customers after a visit from a risk engineer. Qualtrics provided the risk engineers real-time customer insights who could then quickly work to close the loop with the customer. Following the success to date, AGCS will be expanding this program in 2019.
Results:
As a result of its implementation of the Qualtrics XM™ Platform, AGCS has achieved the following results:

•	AGCS has established a centralized view of all customer insights, helping it uncover key gaps in its customers’ journeys and business opportunities.

•	A year into its program, AGCS was able to determine the direct impact of client and broker satisfaction on key business metrics. Specifically:

◦	Gross Written Premium, or GWP, of brokers who were promoters was two times higher than compared to detractors; and

◦	GWP of clients who were promoters was six times higher than compared to detractors.

•	As a response to gaps surfaced in customer feedback, AGCS has developed innovative products for businesses to protect themselves from emerging risks, such as cybersecurity.

•
AGCS is making the connection between CX and EX internally, and is due to launch the first employee pulse check, using the Qualtrics employee experience solution by the end of 2018. It believes that the future of experience management involves linking these two critical programs together.

•	Between 2016 and 2017, significant improvement was seen in the NPS performance of AGCS in 22 countries with over 75% achieving above market or loyalty leader position.
Belkin International, Inc.
Belkin International, Inc., or Belkin, is a privately held, American manufacturer of consumer electronics that specializes in connectivity devices, headquartered in Los Angeles, California.
Situation:
As a consumer electronics manufacturer, Belkin’s customer experience is primarily defined by the interaction that its customers have with its product. To manage the user experience across every customer touchpoint and for all products, Belkin needed a flexible and agile end-to-end user experience feedback platform accessible across departments (engineering, marketing, and executive management) that could report out data in real-time.
Qualtrics Solution & Benefits:
Using both Qualtrics’ CX and PX solutions, Belkin has implemented a fully automated process to collect, aggregate, and track product feedback across all stages of the customer journey. Customer feedback is then made visible to all of Belkins’ key stakeholders through Qualtrics dashboards, and is integrated with its salesforce through salesforce.com to power real-time triggers and ticketing through the system that its employees already use. By embedding Qualtrics into Belkin’s existing technology stack, employees can immediately resolve customer issues seamlessly.
An important use of Qualtrics at Belkin is the capacity for real-time user feedback across a product life cycle, particularly in the first 90 days of a product launch. For example, after the launch of a new networking product line, the Belkin product team collected user feedback at multiple touchpoints, including post-sales, post-support, website searches, and community message boards. Using Qualtrics, the team organized the data by customer segment, and distributed the data through filterable dashboards. Even though the product development team did the standard pre-work for launch such as focus groups with consultants, post-release sales indicated poor product market fit with the intended buyer. To take immediate action and address the growing sales gap, Belkin held daily team huddles with its marketing, engineering, and product teams to review the Qualtrics data and insights. Using Qualtrics statistical and text analytics, the cross-departmental product team was able to make daily improvements to the product, messaging, packaging, instructions and customer support needs. These daily strategy sessions, powered by Qualtrics real-time insights served to get product sales back on track within two months and eventually helped the team exceed initial first year projections.
Results:
As a result of its implementation of the Qualtrics XM™ Platform, Belkin has achieved the following results:

•	Using Qualtrics data, the product teams intervened post-product launch and successfully closed an $80 million gap against sales targets.

•	Using Qualtrics to surface product gaps and drive improvements, Belkin reduced support call volume by 5% year over year.

•	Using feedback from prospects, sales enablement was able to take specific actions to improve sales training, resulting in a 30 point improvement in post-sales call NPS.

•	Amazon.com ratings improved from 2.8 to 4.7 stars - and became the #1 recommended product for the category on Amazon.com.

BlackRock, Inc.
BlackRock, Inc., or BlackRock, is a global investment management company based in New York, New York that manages over $6 trillion in assets and has almost 15,000 employees worldwide.
Situation:
Competing in the extremely personalized and competitive world of financial planning and investment management, BlackRock knew that it needed to maintain a high level of service, and understood that a highly engaged workforce was the key to delivering a superior experience to its clients. BlackRock’s leadership desired to build an end-to-end employee experience program agile enough to grow with its organization. BlackRock’s leadership was interested in understanding what drove its engaged and enabled workforce. BlackRock wanted the flexibility to ask the questions specific to its organization and allow its in-house data experts to analyze the data and glean insights. BlackRock sought to partner with an organization that would empower it to listen to its employees and quickly understand what changes needed to be made to improve engagement.
Qualtrics Solution & Benefits:
In the first quarter of 2015, to accomplish its goals of creating a flexible and sophisticated EX program, BlackRock turned to Qualtrics. With the Qualtrics EX platform, BlackRock implemented an internally-managed employee experience program that has allowed it to reduce costs, enhance capacity, save time, and mitigate risk. BlackRock began its partnership with Qualtrics by sending out an annual employee engagement feedback request to every employee across its organization. Through Qualtrics’ organizational hierarchy management and integration with its Human Capital Management System, BlackRock provided senior managers and executives with direct, real-time access to engagement metrics, clearly laying out key improvement areas. In collaboration with its leadership, BlackRock’s human resources team used the company-level data to establish company priorities and set action plans for the coming year. To monitor progress in certain focus areas, BlackRock solicited regular employee feedback and encouraged ongoing and open conversations between employees and leadership through customized, pulsed requests to small employee populations throughout the year. Blackrock then expanded to Qualtrics’ 360-review module, allowing it to provide comprehensive, automated, and actionable insights to company leaders regarding areas of improvement in their skill sets.
BlackRock is also utilizing the 360 module to enable its most promising leaders to better understand their strengths and areas for development in preparation for promotion to more senior roles. In addition to an employee engagement and multi-rater assessment programs, the BlackRock human resources team uses the Qualtrics EX platform for a number of ad-hoc professional development and culture-building initiatives, and continue to expand its use cases.
Results:
As a result of its implementation of the Qualtrics XM™ Platform, BlackRock has achieved the following results:

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Built a centralized, rigorous employee data management system that directly integrates with all core human resources systems and connects engagement and performance data to identify the impact of performance metrics on enablement, engagement, and attrition.

•	Has reduced employee experience program costs by 66% per year by transitioning from an external third-party to an in-house employee insights program.

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Successfully moved from batch-based monthly reports to realtime dashboards and analytics, enabling human resources to move from feedback collection to recommendations in 1/10th of the time (from one month to three days).

•	Improved its efficiency and effectiveness in identifying what employees desire in a high performing manager; thereby allowing BlackRock to build a customized manager training programs.

Under Armour, Inc.
Under Armour, Inc., or Under Armour, headquartered in Baltimore, Maryland, is a company that manufactures sportswear, footwear, and casual apparel.
Situation:
In the highly competitive sportswear space, Under Armour has built and maintained its advantage through the introduction of innovative products. The product innovation team at Under Armour learned early on that the most game-changing products are developed through a deep understanding of how athletes actually use its products and what they need to succeed. For Under Armour, athletes define unmet needs and are the ultimate critics or champions of the products that Under Armour creates. As such, Under Armour understands how critical it is maintain a connection to athletes throughout the product creation process, engaging with them to learn about their needs and specifications before a product goes to market. To enhance the communication channels and receive real-time product feedback from its athlete-customers, Under Armour needed a platform that could be a competitive advantage by channeling hundreds of deep insights from athletes to products.
Qualtrics Solution & Benefits:
In 2013, Under Armour started with a $10,000 per year license to enable its Consumer Insights team to conduct consumer research. Its implementation of Qualtrics quickly grew in scope to include product testing and perception research, and in 2014 Under Armour partnered with Qualtrics to develop a sophisticated wear testing platform. On the Qualtrics XM™ Platform, Under Armour built a complex product feedback and evaluation system that could run and automate thousands of projects throughout the year, helping it to manage the typical seasonal surges that most apparel companies experience. Under Armour built and began to manage its team of over 10,000 wear-testers through the Qualtrics XM™ Platform. After Under Armour product teams enter new projects into the platform, Qualtrics automatically identifies the right testers to send the products to, narrowing the database based on details like running miles per week, hours of activity, and surface conditions experienced by each product-tester. Through an API-based integration with FedEx, Qualtrics makes it easy to ship product directly to appropriate testers. These testers then provide detailed product feedback at defined milestones through a variety of formats, including structured questions, heat map images, hot spots, open text, and video and image uploads. Using Qualtrics, Under Armour reports out and distributes real-time evaluation data, providing relevant views of product health and issues with automated custom report templates for different members of cross-functional teams like development, design, and marketing.
Results:
As a result of its implementation of Qualtrics Product Testing platform, Under Armour has achieved the following results:

•	Grew its product-tester database from approximately 100 to over 10,000 vetted, dedicated athletes from 2017 to 2018.

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Created a detail-rich database of athletes (including details such as level of skill, surfaces played on, frequency of product wash, etc.) to scale a detailed, context-specific testing program which enables Under Armour to get the right product to the right product-tester.

•	Evaluated over 2,000 products in less than one year through the ease and speed of the Qualtrics Product Testing platform, enabling the automation of the complete product testing process.

•	Introduced cross-functional teams across Under Armour to a more detailed and data-driven decision-making process by focusing on in-depth feedback in the moment.

•	Under Armour was able to realize faster time to failure through real time access to specific and timely tester feedback, helping it to improve or cut potentially under performing products.

•	Created an efficient, single system for a global team to manage the testing process, engage testers, and deliver insights throughout the company.

Volkswagen Group Australia
Volkswagen Group is a multinational automobile manufacturer headquartered in Wolfsburg, Germany and is currently the world’s third largest car maker by volume.
Situation:
In 2016, Volkswagen Group Australia , or Volkswagen, was looking to increase customer loyalty across its dealership network. To accomplish this goal, it wanted an experience management platform that could help fuel an innovative CX program in the sales and post-sales process. It also knew that the key to providing a superior CX was to engage frontline employees, so it looked for a technology platform that could integrate insights and drive action across both CX and EX programs.
Qualtrics Solution & Benefits:
In 2016, to support this effort, Volkswagen selected Qualtrics to power its new CX program. Using Qualtrics, Volkswagen was able to solicit feedback from customers who had had a recent interaction with a dealership. Based on customer feedback, Volkswagen was able to trigger automatic and personalized alerts to dealership salespeople and managers-providing thousands of employees access to real-time dashboards to monitor daily performance and built-in tools to take action and drive accountability. These dashboards have become critical to all dealership employees, as Volkswagen directly ties incentives to CX metrics.
In 2017, Volkswagen added the Qualtrics EX solution. Now, Volkswagen collects experience data from dealership employees to evaluate their engagement level, assess their likelihood to remain at Volkswagen, and understand the drivers behind why they might stay or leave. The integration of the CX and EX solutions allows Volkswagen to collect data into a single system and better understand the holistic experience each dealership provides.
Through Qualtrics, Volkswagen ran analyses of both customer and employee experience data to identify opportunities for action. These insights served to drive changes such as improvements to customer service training, communications, and dealership layout design.
Results:
As a result of its implementation of the Qualtrics XM™ Platform, Volkswagen has achieved the following results:

•	Certain dealerships experienced improvements of up to 20 points in NPS (Volkswagen’s largest increase in NPS in 15 years).

•	A 9% average reduction in employee churn across all dealerships resulting in an estimated $10 to $15 million in savings from reduced hiring costs.

•	Volkswagen’s top 10 performing dealerships measured by employee advocacy and NPS have become the top 10 most profitable dealers in the Volkswagen Australia dealer network.

•	Volkswagen has achieved its best ever results in Australia’s national industry panel on customer satisfaction.

•	Volkswagen has won a number of awards for its innovation in customer and employee experience, including best use of experience management technology by leveraging the Qualtrics XM™ Platform.
Zillow Group
Zillow Group operates the largest portfolio of real estate and home-related brands on mobile and the web, and provides the data and connections people need to make their important real estate decisions.
Situation:
Zillow Group has long been recognized as an excellent employer. With an explosion of growth since its 2011 initial public offering, Zillow Group has quickly grown to over 3,500 employees. While the growth is exciting, it comes with unique challenges. For example, as employees from acquired companies became Zillow Group employees, there were large-scale onboardings and frequent culture adaptations. In addition, working in a fast-paced and high growth environment meant that employees had questions about how to grow their career at Zillow Group.
Zillow Group needed a technology partner and solution to understand how best to truly integrate employees from acquired companies, retain top employees, and show employees the possibilities of building a career at Zillow Group during periods of massive growth and change.
Qualtrics Solution & Benefits:
To ensure its employee experience remained strong, Zillow Group turned to Qualtrics. Zillow Group now has an employee engagement program that measures employee satisfaction quickly, frequently, and precisely, allowing it to be responsive and make informed decisions affecting employees as it continues to grow.
Upon implementing Qualtrics, Zillow Group quickly rolled out customized dashboard views on the XM Platform, from the CEO all the way down to front-line managers, providing them feedback on areas of relative strengths and development opportunity for each to make them more effective managers. Access to the data quickly identified company-wide needs and drivers of retention, allowing Zillow Group to make decisive action that mattered to its employees. In addition, Zillow Group’s executive team now tracks progress of its employees’ satisfaction company-wide from one engagement review to the next. Reusable templates make the frequency scalable even as the organization grows.
Results:
As a result of its implementation of the Qualtrics XM™ Platform , Zillow Group has achieved the following results:

•	An increase in company-wide employee engagement of 15 percentage points.

•	Identified needs in leadership and career development with insights specific enough to build new employee programs including the Leadership Playbook and Career Development Owner’s Manual.

•	Working on these areas for opportunity, awareness of career opportunities has increased more than 40 percentage points.

•
As a result of improving engagement and awareness of career opportunities, Zillow Group’s employees now signal they are more likely to stay with Zillow Group than ever before. Intent to stay, as measured among its employees, has risen 11 percentage points since it was first measured.

•	Frequently named best place to work on both local and national levels including Glassdoor and Best Place to Work.
1-800 CONTACTS
1-800 CONTACTS is an American contact lens retailer headquartered in Draper, Utah. It is one of the largest online retailers of contact lenses in the United States with annual net sales of over $250 million.
Situation:
The consumer market for contact lenses has seen greater competition for market share over the last 15 years with the growth of multi-brand optical brick and mortar stores and the surge in online retailers. However, this market has few consolidated sources for accurate market data and trends. In order to understand its position within this constantly shifting landscape, 1-800 CONTACTS needed regular access to robust market, customer, and brand research and tracking. For years, 1-800 CONTACTS relied on third-party market and consumer research providers, but realized limited value from these studies. This approach did not provide 1-800 CONTACTS the information it needed to be able to develop and implement the agile strategy to compete in its evolving market.
Qualtrics Solution & Benefits:

In order to build a robust and continuous source of consumer insights within its budget, 1-800 CONTACTS recognized that it needed to bring key elements of its market, customer, and brand research in-house.
1-800 CONTACTS deployed Qualtrics in 2013 for implementation of a post-transactional NPS and customer satisfaction scores, or CSAT, tracking program to understand how well it was meeting its customers’ expectations. Impressed by the number of actionable insights, 1-800 CONTACTS worked with Qualtrics to implement a triggering system that would identify detractors in real time based on low scores and negative sentiment from open-text responses. This system was integrated into 1-800 CONTACTS’ custom call-center application so that dedicated agents would receive alerts and then reach out directly to these customers for resolution. This has become a key part of 1-800 CONTACTS’ customer satisfaction program. Customer comments from the Qualtrics’ platform were also displayed in high-traffic areas in 1-800 CONTACTS headquarters to reinforce a customer-centric culture.
In 2015, recognizing the value of faster access to insights, 1-800 CONTACTS extended its implementation of the Qualtrics XM™ Platform to include an NPS tracker and dashboards. With this addition, key 1-800 CONTACTS stakeholders across marketing, operations, and distribution had their fingers on the pulse of customer experiences. 1-800 CONTACTS then ran monthly analyses and action-planning to address opportunities for improving CSAT.
Focused on its brand within the changing market, 1-800 CONTACTS worked with Qualtrics to implement a highly robust brand tracker and dashboard in 2016. The tracker measures the brand’s relative equity in the market and is robust enough to report out statistically significant results by various segments.
1-800 CONTACTS has also run multiple key strategic research projects through Qualtrics’ Research on Demand. Specifically, it has measured consumer perceptions, appetite, and consideration for new products, services, and technology such as remote eye exams, private label lenses, and subscription order and payment plans. Results from these projects have informed major pivots for the 1-800 CONTACTS business.
Results:
As a result of its implementation of the Qualtrics XM™ Platform, 1-800 CONTACTS has achieved the following results:

•	A significant increase in NPS by directly addressing root cause issues identified through use of the XM™ Platform.

•	Definition of customer buyer segments - where message testing revealed opportunity to improve average order size by 2-3%.

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The transition from manual monthly voice of the customer reporting to XM™ Platform and its integrated dashboards saves two weeks per month of dedicated analyst time now spent on root cause analyses and data deep dives.

•	Identification of optimal product delivery times led to the revision of distribution center locations, improved delivery times, and less delivery costs.

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Successfully launched online eye exams, remote eye testing, and a subscription-based model based on Qualtrics’ Research on Demand insights. These business changes directly addressed customer needs in areas where 1-800 CONTACTS was losing market share.

•	Savings of more than $250,000 per year in research costs through in-house deployment of research compared to the use of third party vendors.
Sales, Customer Success, and Marketing
Our go-to-market efforts are centered on landing and expanding subscriptions to our XM™ Platform as well as driving use of our Research on Demand solution.
We primarily generate sales through our direct sales team, which includes both inside sales personnel and field sales. All sales personnel focus on attracting new customers as well as expanding usage within our existing customer base. We also make it easy for users and organizations to sign up for free trials on our website, which can be converted to paid subscriptions. Our sales team is supported by technical sales professionals and subject-matter experts who facilitate the sales process through developing and presenting demonstrations of our XM™ Platform after assessing requirements, addressing security and technical questions, and matching customer needs with the appropriate Qualtrics solutions. We also have a team of solution experts who help advise on best practices and methodologies, assist with program design, and provide assistance as required through customer launch to accelerate time to value.
Our customer success team complements our sales team by consulting with our customers and helping drive adoption, subscription renewal, expansion to additional use cases, and customer value.
Our marketing efforts are focused on generating awareness of our XM™ Platform, creating sales leads, establishing and promoting our brand, and cultivating a community of loyal customers and users. We utilize both online and offline marketing initiatives, including user conferences (such as our annual X4 Summit), online advertising, webinars, blogs, corporate communications, white papers and case studies. We also engage frequently with technology analyst firms, such as Forrester Research, to educate them as to the benefits of our platform and accelerate the maturation of an appropriate market category.
We have also developed go-to-market partnerships with a number of key technology, system integrator, and consultant and content partners. These partners provide introductions to potential customers, validate our solutions and in some cases provide professional services related to our platform. We anticipate that we will continue to develop a select number of third party relationships to help grow our business.
Customer Support
Our customer support team resolves technical and operational issues for our customers, if and when such issues arise. Our team consists of full-time employees, who are available 24 hours a day and 7 days a week.
Professional Services
Our professional services team provides our customers with implementation, training, and similar services to help them realize the full benefits of our XM™ Platform. Our training programs include a mix of virtual and in-person offerings with different options focused either on helping onboard teams of users quickly or helping individuals achieve certification level subject matter expertise. Our team works closely with our partners and enables them to deploy our solutions. By working with these partners, we both augment our pipeline and our ability to scale globally by size and complexity of deployment.
Research and Development
Our ability to compete depends in large part on our continuous commitment to research and development and our ability to rapidly introduce new technologies, features and functionality. Our research and development organization is responsible for the design, architecture, testing, and quality of our platform. We focus our efforts on developing our core technologies and further enhancing their usability, functionality, reliability, performance, and flexibility.
As a company, we prioritize research and development and attempt to foster creativity and autonomy in our engineering teams. Research and development expenses were $22.3 million, $40.7 million, and $ 45.6 million for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018 , respectively.
Competition
Experience management is a new and rapidly developing software category. We do not believe that any of our competitors currently offer a full suite of experience management solutions that effectively competes with the full functionality of our XM™ Platform. However, certain features of our platform compete in certain segments of the overall experience management market. Our main competitors fall into the following categories:

•	Providers of software for specific use cases, such as Medallia for customer experience;

•	Traditional professional and marketing research services firms, such as Aon Hewitt and Towers Watson; and

•	Individual-focused and self-service survey tools, such as SurveyMonkey.
We believe that the principal competitive factors in our markets include the following:

•	Product features, quality, functionality, and design;

•	Ease of deployment and use;

•	Market vision and pace of product innovation;

•	Security and privacy;

•	Overall platform experience;

•	Third party integrations;

•	Pricing and total cost of ownership;

•	Brand awareness and reputation;

•	Accessibility across several devices, operating systems, and applications;

•	Strength of sales and marketing efforts; and

•	Customer support.
We believe we compete favorably across these factors. However, some of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, access to larger customer bases and significantly greater resources for the development of their offerings. Moreover, because our market is new and rapidly developing, it is possible that new entrants, especially those with substantial resources, more efficient operating models, more rapid technology and content development cycles or lower marketing costs, could introduce new products and services that disrupt our market and better address the needs of our customers and potential customers. See the section titled “Risk Factors— The software category in which we participate is new and rapidly changing, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed ” for additional information.
Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual provisions, to protect our proprietary technology. We also rely on a number of international and domestic registered, pending and common law trademarks to protect our brand.
As of September 30, 2018 , we had 121 registered trademarks and 64 pending trademark applications worldwide.
As of September 30, 2018 , we had 27 issued utility patents in the United States, which expire between November 10, 2024 and March 5, 2036; 2 issued design patents in the United States, which expire on January 3, 2031 and April 11, 2031, respectively; 42 United States non-provisional patent applications pending, including one allowed United States patent application; and two PCT patent applications pending.
In addition, we seek to protect our intellectual property rights by requiring our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.
Despite our efforts to protect our technology and proprietary rights through intellectual property rights, licenses and other contractual protections, unauthorized parties may still copy or otherwise obtain and use our software and other technology. In addition, we intend to continue to expand our international operations, and effective patent, copyright, trademark, trade secret and other intellectual property protection may not be available or may be limited in foreign countries. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, many companies in the communications and technology industries own large numbers of patents, copyrights and trademarks and may threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties. See the section titled “Risk Factors— We may be sued by third parties for alleged infringement or misappropriation of their proprietary rights ” for additional information.
Our Employees
As of September 30, 2018, we had 1,866 full-time employees. We also engage contractors and consultants from time to time. We have not experienced any work stoppages, and we believe that our employee relations are good.
Our Facilities
Our corporate headquarters is located in Provo, Utah, and consists of approximately 165,000 square feet of space pursuant to a lease that expires in 2025. Our second largest office is in Seattle, Washington, and consists of approximately 45,000 square feet of space pursuant to a lease that expires in 2021. We maintain additional offices in multiple locations in the United States and internationally in Australia, Canada, France, Germany, Ireland, Japan, Poland, Singapore, and the United Kingdom. We lease all of our facilities, except that we own one office building in Provo, Utah consisting of approximately 39,000 square feet. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of September 30, 2018 :

Name	Age	Position
Executive Officers:
Ryan Smith	40	Co-Founder, Director and Chief Executive Officer
Jared Smith	43	Co-Founder, Director and President
David Faugno	48	Chief Financial Officer
Zig Serafin	45	Chief Operating Officer
John D’Agostino	51	Vice President, Global Sales

Non-Employee Directors:
R. Duff Thompson	67	Chairman of the Board and Director
Scott Smith	69	Co-Founder and Director
Murray Demo	57	Director
Jeffrey Lieberman	44	Director
R. Bryan Schreier	40	Director
Kimball Malone Scott	51	Director
Ryan Sweeney	41	Director
Executive Officers
Ryan Smith. Mr. Smith co-founded our company and has served as our Chief Executive Officer and a member of our board of directors since December 2002. Mr. Smith holds a B.S. in Management from Brigham Young University. Mr. Smith is the brother of Jared Smith, our President and a member of our board of directors, and is the son of Scott Smith, a member of our board of directors.
We believe that Mr. Smith is qualified to serve as a member of our board of directors based on the perspective and experience he brings as our Chief Executive Officer and co-founder.
Jared Smith. Mr. Smith co-founded our company and has served as a member of our board of directors since December 2002 and has been our President since May 2010. He also previously served as our Chief Operating Officer. From 2004 to 2010, Mr. Smith held various engineering and product management roles at Google, Inc., a multi-national technology company. Mr. Smith holds a BSc from the London School of Economics and Political Science. Mr. Smith is the brother of Ryan Smith, our Chief Executive Officer and a member of our board of directors, and the son of Scott Smith, a member of our board of directors.
We believe that Mr. Smith is qualified to serve as a member of our board of directors based on the perspective and experience he brings as our President and co-founder.
David Faugno. Mr. Faugno has served as our Executive Vice President and Chief Financial Officer since October 2017. From September 2016 through October 2017, Mr. Faugno served in various board, advisory, and consulting roles for a number of technology companies. From February 2006 to September 2016, Mr. Faugno served as Chief Financial Officer at Barracuda Networks, Inc., a security and data protection solutions provider. From July 2004 to February 2006, Mr. Faugno served as Senior Director of Corporate Finance, Mergers and Acquisitions at Cisco Systems Inc., an IT and networking company, which he joined in connection with Cisco’s acquisition of Actona Technologies Inc., a wide area storage vendor, where he served as Chief Financial Officer and Vice President of Operations from March

2002 to July 2004. Mr. Faugno received his B.S. in accounting from Rutgers University and an M.B.A. from Duke University.
Zig Serafin. Mr. Serafin has served as our Chief Operating Officer since October 2016. From July 2009 to October 2016, Mr. Serafin served as a Corporate Vice President at Microsoft Corporation, a multi-national technology company, where he led a global team responsible for engineering, service operations and strategy in telecommunications services and applications. During his tenure at Microsoft Corporation, Mr. Serafin served as General Manager at Tellme Networks, Inc., a telephone based applications provider, following its acquisition by Microsoft Corporation. Mr. Serafin holds a B.S. from Brigham Young University.
John D’Agostino. Mr. D’Agostino has served as our Vice President of Global Sales since March 2013. From July 1995 to November 2012, Mr. D’Agostino served in various roles at PTC Inc. (formerly Parametric Technology Corporation), a computer software and services company, most recently as Division Vice President Americas Sales and Distribution. From June 1989 to July 1995, Mr. D’Agostino served in various roles at Pitney Bowes Corporation, an information technology and services company, most recently as Area Sales Manager for the Southeast Region. Mr. D’Agostino holds a B.A. in Marketing from Nazareth College of Rochester.
Non-Employee Directors
R. Duff Thompson. Mr. Thompson has served as Chairman of our board of directors since 2012. Since January 1994, Mr. Thompson has served as Managing General Partner of EsNet, Ltd, a Utah based investment group investing in technology and real estate ventures. From 2001 to 2005, Mr. Thompson served as a member of the Supervisory Board of Syzygy AG, a German based interactive marketing network. From 2003 to 2012, Mr. Thompson served as a member of the board of directors, and as a member of the Compensation Committee of TSG Group, Inc. (formerly known as The SCO Group, Inc.), an operating system software company. Mr. Thompson holds a B.S. in Economics, and an M.B.A. and a J.D. from Brigham Young University.
We believe that Mr. Thompson is qualified to serve as a member of our board of directors due to his executive and board experience at other private and public technology companies.
Scott Smith. Mr. Smith co-founded our company and has served as a member of our board of directors since December 2002. Prior to 2010, Mr. Smith served as our President. From June 1981 to August 2011, Mr. Smith served as a Professor Emeritus, Marriott School of Management at Brigham Young University. Mr. Smith holds a B.S. in Business Management from Brigham Young University, an M.B.A. from Michigan State University, and a Ph.D. from Pennsylvania State University, with emphasis in Market Research and Quantitative Methods. Mr. Smith is the father of Ryan Smith, our Chief Executive Officer and a member of our board of directors, and Jared Smith, our President and a member of our board of directors.
We believe that Mr. Smith is qualified to serve as a member of our board of directors based on the perspective and experience he brings as our former President and co-founder.
Murray J. Demo . Mr. Demo has served as a member of our board of directors since February 2017. Since January 2018, Mr. Demo has served as Executive Vice President and Chief Financial Officer of Rubrik, Inc., a cloud data management company. From October 2015 to January 2018, Mr. Demo served as Chief Financial Officer of Atlassian Corporation PLC, a team collaboration software company. From 2009 to 2012, Mr. Murray served as Executive Vice President and Chief Financial Officer of Dolby Laboratories, an entertainment technology company. From May 2012 to November 2015, Mr. Demo served on the board of directors of Xoom Corporation. From December 2011 to October 2015, Mr. Demo served on the board of directors of Atlassian. Since 2005, Mr. Demo has served as a member of the board of directors of Citrix Systems, Inc. Mr. Demo holds a B.A. in Business Economics from the University of California, Santa Barbara, and an M.B.A. from Golden Gate University.

We believe that Mr. Demo is qualified to serve as a member of our board of directors due to his extensive finance and accounting experience for companies in the technology industry, including as an officer and director of publicly traded companies.

Jeffrey Lieberman. Mr. Lieberman has served as a member of our board of directors since September 2014. Since 1998, Mr. Lieberman has held various roles at Insight Venture Management, LLC, a private equity and venture capital firm, where he currently serves as Managing Director. Mr. Lieberman served as a member of the board of directors of Shutterstock, Inc., a stock photography and media provider, from June 2007 to December 2016 and Cvent, Inc., a meetings management technology company, from July 2011 to November 2016. Since September 2012, Mr. Lieberman has served as a member of the board of directors of Mimecast Ltd., a cloud-based email management company. Mr. Lieberman also currently serves on the board of directors of several private companies. Mr. Lieberman holds a B.A. in Economics and a B.S. in Systems Engineering from the University of Pennsylvania.
We believe that Mr. Lieberman is qualified to serve as a member of our board of directors due to his broad investment experience in the technology industry and his background as an advisor to companies in the technology industry.
R. Bryan Schreier . Mr. Schreier has served as a member of our board of directors since April 2012 . Since March 2008, Mr. Schreier has served as a partner at Sequoia Capital, a venture capital firm. Prior to Sequoia Capital, Bryan served in various senior management roles at Google from February 2003 to March 2008. Since July 2009, Mr. Schreier has served as a member of the board of directors of Dropbox, Inc., a cloud-based platform for file sync and sharing. Mr. Schreier also serves on the board of directors of several private companies. Mr. Schreier holds a B.A. in Computer Science from Princeton University.
We believe that Mr. Schreier is qualified to serve as a member of our board of directors due to his broad investment experience in the technology industry and his background advising companies in the technology industry.
Kimball Malone Scott . Ms. Scott has served as an advisor to our company since May 2013 and a member of our board of directors since May 2016. Ms. Scott is the author of Radical Candor, a book published in March 2017. Since November 2017, Ms. Scott has served as the co-founder of Radical Candor LLC. From January 2016 to June 2017, Ms. Scott served as the Chief Executive Officer and co-founder of Candor, Inc. From March 2010 to December 2012, Ms. Scott was a faculty member at Apple University where she developed and taught a management course to Apple's top leaders. From June 2004 to March 2010, Ms. Scott was an executive at Google where she led online sales and operations for AdSense, YouTube, and DoubleClick. Ms. Scott has served as a CEO coach and advisor for Dropbox, Inc., Twitter, Inc., Square, Inc., and several private technology companies. Ms. Scott holds a B.A. in Slavic Languages and Literature from Princeton University and an M.B.A. from Harvard Business School.
We believe that Ms. Scott is qualified to serve as a member of our board of directors due to her extensive experience advising and serving in leadership positions at companies in the technology industry.
Ryan Sweeney. Mr. Sweeney has served as a member of our board of directors since April 2012. Since 2008, Mr. Sweeney has been a Partner at Accel, a venture capital firm. Mr. Sweeney currently serves on the board of directors of several private companies. Mr. Sweeney holds an A.B. from the University of Notre Dame and an M.B.A. from Harvard Business School.
We believe that Mr. Sweeney is qualified to serve as a member of our board of directors due to his broad investment experience in the technology industry and his background as an advisor to companies in the technology industry.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.
Code of Business Conduct and Ethics
Our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of nine directors, six of whom qualify as “independent” under the listing standards of Nasdaq.
Pursuant to our current certificate of incorporation and amended and restated voting agreement, (i) holders of Series B-1 redeemable convertible preferred stock are entitled to elect two directors, one of which shall be nominated by Accel Growth Fund II L.P., or Accel, and one of which shall be nominated by Sequoia Capital U.S. Growth Fund V, L.P., or Sequoia Capital, (ii) holders of Series A-1, Series A-2 and Series A-3 redeemable convertible preferred stock are entitled to elect six directors, (iii) holders of Series B-2 and Series B-4 redeemable convertible preferred stock are entitled to elect one director, to be nominated by Insight Venture Partners VIII, L.P., or Insight Venture Partners, and (iv) certain holders of preferred stock and common stock, voting together, are entitled to elect the remaining directors who shall be approved by the other members of the Board. Accordingly, our current directors were elected as follows:

•	Mr. Sweeney was elected as the designee nominated by Accel;

•	Mr. Schreier was elected as the designee nominated by Sequoia Capital;

•	Messrs. R. Smith, J. Smith, S. Smith, Thompson and Demo were elected as the designees nominated by holders of Series A-1, Series A-2 and Series A-3 redeemable convertible preferred stock;

•	Mr. Lieberman was elected as the designee nominated by Insight Venture Partners; and

•	Ms. Scott was elected as the designee approved by a majority of the other members of our board of directors.
Our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.
Classified Board
We have adopted an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. S. Smith, Lieberman, and Sweeney, and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be Messrs. Schreier and J. Smith, and Ms. Scott, and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be Messrs. R. Smith, Demo, and Thompson, and their terms will expire at the annual meeting of stockholders to be held in 2021.
Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.
So long as our board of directors is classified, only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions.”
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Demo, Lieberman, Schreier, Sweeney and Thompson and Ms. Scott do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.
Audit Committee
Our audit committee consists of  Messrs. Demo, Thompson, and Lieberman, with Mr. Demo serving as Chairman. Each member of our audit committee meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that Mr. Demo is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. We intend to comply with the listing requirements of Nasdaq regarding the composition of our audit committee within the transition period for newly public companies. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•
discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.
Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation Committee
Our compensation committee consists of  Messrs. Schreier and Sweeney, and Ms. Scott, with Mr. Schreier serving as Chairman. Each member of our compensation committee meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve, or make recommendations to our board of directors, regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.
Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
Nominating and Corporate Governance Committee
Our nominating and governance committee consists of Mr. Thompson and Ms. Scott, with Mr. Thompson serving as Chairman. Each member of our nominating and governance committee meets the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.
Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of Nasdaq.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.
Non-Employee Director Compensation
The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2017. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2017. However, directors may be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Non-employee directors affiliated with Accel, Sequoia Capital, and Insight Venture Partners, including Messrs. Sweeney, Schreier, and Lieberman, did not receive compensation from us for their service as directors. In addition, directors who also serve as employees receive no additional compensation for their service as directors. Accordingly, during the fiscal year ended December 31, 2017, Mr. Ryan Smith, our Chief Executive Officer, and Mr. Jared Smith, our President, were members of our board of directors, as well as employees, and thus received no additional compensation for their service as directors. Additionally, during the fiscal year ended December 31, 2017, Mr. Scott Smith, a member of our board of directors, received no additional compensation for his service as a director. See the section titled “Executive Compensation” for more information about Mr. Ryan Smith’s compensation for the fiscal year ended December 31, 2017.
The following table provides certain information concerning compensation earned by the directors who were not employees during the year ended December 31, 2017.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Total ($)
Murray Demo(3)	—	2,102,200	2,102,200
Jeffrey Lieberman	—	—	—
R. Bryan Schreier	—	—	—
Kimball Malone Scott(4)	—	—	—
Ryan Sweeney	—	—	—
R. Duff Thompson	100,000	—	100,000
____________________

(1)	Other than as set forth below with respect to Ms. Scott and Mr. Demo, no non-employee directors held unvested stock or unexercised stock options as of December 31, 2017.

(2)
The amounts reported represent the aggregate grant date fair value of the RSUs awarded to the director in the year ended December 31, 2017, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the RSUs reported in this column are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the director upon vesting/settlement of the RSUs or sale of the underlying shares of common stock.

(3)
Mr. Demo joined our board of directors in February 2017. In connection with Mr. Demo’s service on our board of directors, on February 16, 2017 we granted Mr. Demo RSUs for 230,000 shares of Class B common stock. Such RSUs vest upon the satisfaction of both a service-based condition and a liquidity-based vesting condition. The service-based condition shall be satisfied in four equal annual installments commencing upon the first anniversary of January 1, 2017. The liquidity-based vesting condition for such award is the earlier to occur of (i) a Sale Event or (ii) the consummation of our initial public offering, which will be satisfied upon the effectiveness of this offering. In the case of a Sale Event, the service-based condition shall accelerate and vest in full. As of December 31, 2017, Mr. Demo held 230,000 unvested RSUs.

(4)
Ms. Scott joined our board of directors in 2015. In connection with Ms. Scott’s service on our board of directors, on October 22, 2015, we granted Ms. Scott RSUs for 190,000 shares of Class B common stock. Such RSUs vest upon the satisfaction of a liquidity-based vesting condition. The liquidity-based vesting condition for such award is the earlier to occur of (i) a Sale Event (as defined in the 2014 Plan) or (ii) the consummation of our i nitial public offering, which will be satisfied upon the effectiveness of this offering. As of December 31, 2017, Ms. Scott held 190,000 unvested RSUs.

Prior to this offering, we did not have a formal policy or plan to compensate our non-employee directors. Immediately prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive the following cash retainers and equity awards:

Annual Retainer for Board Membership
Annual service on the board of directors	$30,000
Annual service as chair of the board of directors	$20,000
Additional Annual Retainer for Committee Membership
Annual service as member of the audit committee (other than chair)	$9,000
Annual service as chair of the audit committee	$20,000
Annual service as member of the compensation committee (other than chair)	$7,500
Annual service as chair of the compensation committee	$14,000
Annual service as member of the nominating and corporate governance committee (other than chair)	$4,000
Annual service as chair of the nominating and corporate governance committee	$8,000
Non-employee directors will be given the opportunity to elect to receive all or a portion of their retainer and committee fees in the form of an equity award of fully vested unrestricted stock having a grant-date fair value equal to the amount (or portion of the amount) of such retainer and committee fees.
Our policy will provide that, on the date of each of our annual meetings of stockholders following the completion of this offering, each non-employee director who is re-elected to or is continuing on our board of directors after the annual meeting will be granted a restricted stock unit award having an aggregate grant date fair value of $185,000, or the Annual Grant. In addition, upon initial election to our board of directors, each new non-employee director will be granted a prorated Annual Grant, or the Initial Grant. The Initial Grant and Annual Grant will vest in full on the earlier of (i) the anniversary of the grant date or (ii) our next annual meeting of stockholders, subject to continued service as a director through the applicable vesting date. The Initial Grant and the Annual Grant will vest in full upon a Sale Event, as defined in the 2018 Plan.
Employee directors will receive no additional compensation for their service as a director.
We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

EXECUTIVE COMPENSATION
Overview
The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.
As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation provided to our named executive officers for the fiscal year ended December 31, 2017, and is detailed in the 2017 Summary Compensation Table and accompanying footnotes and narrative that follow.
Our named executive officers in the fiscal year ended December 31, 2017, which consisted of our Chief Executive Officer and our two most highly compensated executive officers other than our Chief Executive Officer, were:

•	Ryan Smith, our Co-Founder and Chief Executive Officer;

•	David Faugno, our Chief Financial Officer; and

•	Zig Serafin, our Chief Operating Officer.
Our executive compensation program is based on a pay for performance philosophy. Compensation for our executive officers is composed primarily of the following main components: base salary; bonus; and equity incentives in the form of RSUs and stock options. Our executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and compensation plans and arrangements as circumstances require.
2017 Summary Compensation Table
The following table provides information regarding the total compensation, for services rendered in all capacities, that was earned by our named executive officers during the fiscal year ended December 31, 2017.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Stock awards ($)(2)	Option awards ($)(2)	Nonequity incentive plan compensation ($)		All other compensation ($)		Total ($)
Ryan Smith	2017	100,000	15,000	—	—	—		611,062	(3)	726,062
Chief Executive Officer
David Faugno (4)	2017	66,667	—	10,659,000	3,069,797	16,958	(5)	—		13,812,422
Chief Financial Officer
Zig Serafin	2017	500,000	—	—	—	373,950	(5)	8,100	(6)	882,050
Chief Operating Officer
____________________

(1)	The amount represents a discretionary holiday bonus to Mr. Smith of $15,000.

(2)
The amounts reported represent the aggregate grant date fair value of the RSUs and options awarded to the named executive officer in the fiscal year ended December 31, 2017, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the RSUs and options reported in this column are set forth in the Notes to our Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these RSUs and options and do not correspond to the actual economic value that may be received by the named executive officers upon vesting or exercise of these awards or sale of the underlying shares of common stock.

(3)
The amounts reported represent company-paid 401(k) contributions, which we provided to all of our 401(k) plan eligible employees during 2017, including our named executive officers. The amount reported also includes income imputed to Mr.

Smith in connection with the forgiveness of indebtedness incurred by Mr. Smith, plus accrued interest, in the aggregate of $589,024 and a tax gross-up of $9,156 for the payroll taxes related to the forgiveness of such indebtedness. The amount reported also includes $9,882 tax gross-up associated with the discretionary holiday bonus paid to Mr. Smith.

(4)	Mr. Faugno joined us in October 2017. The amounts reported represent a pro-rata portion of his salary in 2017. His annualized base salary for 2017 was $400,000.

(5)	The amounts reported represent incentive bonuses paid in early 2018 based upon the achievement of certain performance objectives pursuant to our 2017 Bonus Plan.

(6)	The amounts reported represent Company-paid 401(k) plan contributions, which we provided to all of our 401(k) plan eligible employees during 2017, including our named executive officers.
Narrative to Summary Compensation Table
Base Salaries
For the year ended December 31, 2017, the annual base salaries for each of Messrs. Smith, Faugno, and Serafin were $100,000, $400,000, and $500,000, respectively. As of September 2018, the annual base salary for Mr. Smith was increased to $500,000.
Annual Bonuses
During the fiscal year ended December 31, 2017, we maintained a Shared Performance Bonus Plan, or the 2017 Bonus Plan. Each of our named executive officers (other than Mr. Smith) was eligible to receive an annual bonus based on our achievement of certain performance goals, consisting of bookings, renewal rate, and free cash flow. For 2017, the target annual bonuses for Messrs. Faugno and Serafin were equal to $100,000 and $300,000, respectively. Based on the Company’s achievement of the relevant performance goals under the 2017 Bonus Plan, our compensation committee determined that the bonuses would be paid at 124.25% of target for each of Messrs. Faugno and Serafin (with Mr. Faugno’s bonus prorated to reflect his partial year of employment). Mr. Smith also received a discretionary holiday bonus of $15,000.
Equity Compensation
Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. During the fiscal year ended December 31, 2017, we granted RSUs and options to purchase shares of our common stock to Mr. Faugno in connection with his commencement of employment with us and as shown in more detail in the “Outstanding Equity Awards at Fiscal 2017 Year-End” table.
2018 Equity Awards
Founder Restricted Stock Unit Grants
In September 2018, the Company’s board of directors approved co-founder equity grants to Messrs. Ryan Smith and Jared Smith. These are the first equity grants offered to the founders in the history of the company. The grants issued are a mix of time-based grants and performance grants based upon the future success of the company. The grant includes RSUs with respect to 11,250,000 shares of Class B common stock in the aggregate, or, collectively, the Founder Grants, of which 9.0 million RSUs were granted to Mr. Ryan Smith, our co-founder and Chief Executive Officer, and 2.25 million RSUs were granted to Mr. Jared Smith, our co-founder and President. Subject to satisfaction of a liquidity-based vesting condition, 50 percent of the Founder Grants vest upon the satisfaction of a service condition, or the Founder Time Grants, and 50 percent of the Founder Grants vest upon the satisfaction of a service condition and achievement of certain stock price goals, or the Founder Performance Grants, each as described below. The liquidity-based vesting condition for each Founder Grant is the earlier to occur of (i) a Sale Event (as defined in our 2014 Plan) or (ii) the consummation of our initial public offering, which will be satisfied upon the effectiveness of this offering.
The Founder Time Grants satisfy the service condition over the five year period following August 1, 2018, with the initial 20% satisfying the service condition on August 1, 2019 and the remaining 80% satisfying the service condition in sixteen equal quarterly installments thereafter.

The Founder Performance Grants are eligible to vest over the five-year period following August 1, 2018. The Founder Grants comprise five tranches that are eligible to vest upon the first applicable vesting date, or Vesting Date, to occur following the achievement of specified stock price goals, or each, a Stock Price Target, measured as a ninety-day rolling average trading price at any time during the 12-month period prior to a Vesting Date as follows:

Vesting Date(s)	Company Stock Price Target*	Shares Eligible to Vest for Mr. Ryan Smith	Shares Eligible to Vest for Mr. Jared Smith
Earliest of 1st, 2nd, 3rd, 4th or 5th anniversary of August 1, 2018	$35.56	900,000	225,000
Earliest of 2nd, 3rd, 4th or 5th anniversary of August 1, 2018	$44.44	900,000	225,000
Earliest of 3rd, 4th or 5th anniversary of August 1, 2018	$53.34	900,000	225,000
Earlier of 4th or 5th anniversary of August 1, 2018	$62.22	900,000	225,000
5th anniversary of August 1, 2018	$71.12	900,000	225,000
*The Stock Price Targets will be adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications, or similar event.
Further, the founders will only vest in the Founder Grants if they continue as Chief Executive Officer or Executive Chairman, with respect to Mr. Ryan Smith, and as a member of the senior management team, with respect to Mr. Jared Smith, at the time a Vesting Date occurs, or the Executive Service Requirement. Upon a founder’s no longer satisfying the Executive Service Requirement, any unvested portion of the Founder Grants will terminate and be canceled. In the event of a Sale Event, any tranche(s) of shares related to the Founder Performance Grants shall vest if the per share deal price of the acquisition exceeds the Stock Price Target for that tranche. In addition, upon a Sale Event, 50 percent of any then-unvested portion of the Founder Time Grants will vest in full.
Other Named Executive Officer Awards
In September 2018, the Company’s board of directors approved an RSU award to Mr. Faugno with respect to 441,750 shares of Class B common stock. If this offering is completed, the RSU award will first begin vesting (subject to a continuing service condition) on January 1, 2022 as to 12.5% of the award, and in seven equal quarterly installments of 12.5% of the award thereafter. In October 2018, the Company’s board of directors also approved an option award to Mr. Faugno with respect to 331,312 shares of Class B common stock. The option award will first begin vesting (subject to a continuing service condition) in 48 equal monthly installments on October 1, 2018. In the case of a Sale Event, if the awards are not assumed, continued or otherwise substituted, they will vest in full. If the awards are assumed, continued, or otherwise substituted in a Sale Event, and if Mr. Faugno’s employment is terminated without Cause or Mr. Faugno resigns for Good Reason (in each case, as defined in Mr. Faugno’s offer letter) on or within 12 months following such Sale Event, then the awards will vest in full. If the awards are assumed, continued or otherwise substituted in a Sale Event, and Mr. Faugno’s employment is terminated without Cause or he resigns for Good Reason at any time that is either (1) more than 12 months after a Sale Event or (2) after both Ryan Smith and Jared Smith cease to be in senior executive positions with the Company, then, 50% of the unvested portions of the awards will vest. The foregoing acceleration terms, or the Faugno Acceleration Terms, also apply to Mr. Faugno’s equity awards that were granted to him on November 15, 2017 in connection with his joining the Company.

Outstanding Equity Awards at Fiscal 2017 Year-End
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2017:

			Option Awards(1)				Stock Awards(1)(2)
Name	Grant Date	Vesting Commencement Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Equity incentive plan award: Number of unearned units that have not vested (#)	Equity incentive plan award: Market or payout value of unearned units that have not vested ($)
Ryan Smith			—		—	—	—	—
Chief Executive Officer
David Faugno	11/15/2017	10/31/2017	—	515,000	12.92	11/15/2027(3)
Chief Financial Officer	11/15/2017	10/31/2017					825,000(4)	10,972,500(5)
Zig Serafin	10/27/2016	10/18/2016	—		—		2,925,000(6)	38,902,500(5)
Chief Operating Officer	10/27/2016	10/18/2016					156,000(7)	2,074,800(5)
____________________

(1)	All of the awards listed in the table above were granted under our 2014 Plan, the terms of which are described below under “-Employee Benefits and Stock Plans.”

(2)
All awards in this column are RSUs that will settle into shares of Class B common stock upon vesting. RSUs issued to our executive officers only vest upon the satisfaction of both a service-based condition and a liquidity-based vesting condition. The service-based condition for each award is described below. The liquidity-based vesting condition for each award is the earlier to occur of (i) a Sale Event (as defined in our 2014 Plan) or (ii) the consummation of our initial public offering, which will be satisfied upon the effectiveness of this offering.

(3)
The shares of Class B common stock underlying this option vest and become exercisable over a four-year period as to 25% of the Class B common stock underlying the option on the first anniversary of the Vesting Commencement Date and as to 75% of the shares of Class B common stock underlying the option in 12 equal quarterly installments thereafter, subject to Mr. Faugno’s continued service through each vesting date. If Mr. Faugno’s employment terminates without Cause or for Good Reason (in each case, as defined in Mr. Faugno’s offer letter), and such termination occurs within 12 months of a Sale Event, then the option shall accelerate and vest in full. If Mr. Faugno’s employment terminates without Cause or for Good Reason, and such termination is not within the 12-month period following a sale event, then (i) if such termination occurs prior to the first anniversary of the vesting commencement date, then the option shall accelerate and vest as if Mr. Faugno had remained employed through the first anniversary of the vesting commencement date and (ii) if such termination occurs following the 12-month anniversary of the vesting commencement date, then the option shall accelerate and vest as if Mr. Faugno had completed an additional three months of service. In October 2018, the Company determined that the Faugno Acceleration Terms would apply to this award in lieu of the immediately preceding sentence.

(4)
The service-based condition shall be satisfied as to 25% of the RSUs on the first anniversary of the Vesting Commencement Date, and the remaining RSUs shall satisfy the service-based condition in 12 equal quarterly installments thereafter, subject to Mr. Faugno’s continued service through each vesting date. If Mr. Faugno’s employment terminates without Cause or for Good Reason (in each case, as defined in Mr. Faugno’s offer letter), and such termination occurs within 12 months of a Sale Event, then the service-based vesting condition shall be satisfied in full. If Mr. Faugno’s employment terminates without Cause or for Good Reason, and such termination is not within the 12-month period following a Sale Event, then (i) if such termination occurs prior to the first anniversary of the vesting commencement date, then the RSUs shall satisfy the service-based condition as if Mr. Faugno had remained employed through the first anniversary of the vesting commencement date and (ii) if such termination occurs following the 12-month anniversary of the vesting commencement date, then the RSUs shall satisfy the service-based condition as if Mr. Faugno had completed an additional three months of service. In September 2018, the Company determined that the Faugno Acceleration Terms would apply to this award in lieu of the immediately preceding sentence.

(5)
The market value set forth above reflects the fair market value of our Class B common stock of $13.30 per share as of December 31, 2017 multiplied by the number of unvested RSUs outstanding as of December 31, 2017.

(6)
The service-based condition shall be satisfied as to 1/6th of the RSUs on the first anniversary of the Vesting Commencement Date, and the remaining RSUs shall satisfy the service-based condition in 20 equal quarterly installments thereafter, subject to Mr. Serafin’s continued service through each vesting date. If Mr. Serafin’s employment terminates without Cause or for Good

Reason (in each case, as defined in Mr. Serafin’s offer letter), and such termination occurs within 12 months of a Sale Event, then the time-based vesting condition shall be deemed satisfied in full. If Mr. Serafin’s employment terminates without Cause or for Good Reason, and such termination is not within the 12-month period following a Sale Event, then 50% of the RSUs shall be deemed to have satisfied the service-based condition.

(7)
The service-based condition shall be satisfied as to 50% of the RSUs on the first anniversary of the Vesting Commencement Date, and the remaining RSUs shall satisfy the service-based condition in 4 equal quarterly installments thereafter, subject to Mr. Serafin’s continued service through each vesting date. If Mr. Serafin’s employment terminates without Cause or for Good Reason (in each case, as defined in Mr. Serafin’s offer letter), and such termination occurs within 12 months of a Sale Event, then the time-based vesting condition shall be deemed satisfied in full. If Mr. Serafin’s employment terminates without Cause or for Good Reason, and such termination is not within the 12-month period following a Sale Event, then 50% of the RSUs shall be deemed to have satisfied the service-based condition.

Executive Employment Arrangements
Executive Employment Arrangements
We initially entered into offer letters with each of the named executive officers, except for Ryan Smith, in connection with his or her employment with us, which set forth the terms and conditions of employment of each individual, including base salary, target annual bonus opportunity and standard employee benefit plan participation. In addition, certain of these offer letters provided for certain payments and benefits in the event of an involuntary termination of employment following a change in control of the company. We have also entered into employment agreements that contain standard confidentiality, intellectual property assignment, and non-competition and non-solicitation restrictions.
Offer Letters in Place During the Fiscal Year Ended December 31, 2017 for Named Executive Officers
Ryan Smith
As of the date hereof, we have not entered into any offer letter with Mr. Smith.
David Faugno
On October 30, 2017, we entered into an offer letter with Mr. Faugno, who currently serves as our Executive Vice President and Chief Financial Officer, and who we refer to as our Chief Financial Officer. The offer letter provided for Mr. Faugno’s at will employment and set forth his initial annual base salary and target bonus, as well as his eligibility to participate in our benefit plans generally. In addition, the offer letter provided for an initial grant of 825,000 RSUs and 515,000 stock options, both of which vest over a 4-year period with a one year cliff and quarterly vesting thereafter. In addition, the initial RSU grant is subject to a liquidity based vesting condition, as further described in the “Outstanding Equity Awards at Fiscal 2017 Year-End” table above.
Zig Serafin
On September 28, 2016, we entered into an offer letter with Mr. Serafin, who currently serves as our Chief Operating Officer. The offer letter provided for Mr. Serafin’s at will employment and set forth his initial annual base salary and target bonus, as well as his eligibility to participate in our benefit plans generally. Mr. Serafin also received a $200,000 signing bonus in the year of his hire, which is subject to clawback in the event he is terminated by us for Cause or resigns without Good Reason (each, as defined in his offer letter) during the first two years of his employment. Mr. Serafin’s offer letter also provided that he was eligible to receive two RSU awards representing 2,925,000 and 156,000 shares of Class B common stock. In addition, his offer letter provides for the payment of a cash retention bonus of $1,050,000, payable at the earlier of the 4.5 year anniversary of his start date or the effective date of an S-1 filing, in each case, subject to his continued employment with us. Such cash retention bonus may be payable earlier upon certain qualifying terminations. We expect that this cash retention bonus will be paid to Mr. Serafin upon consummation of this offering. In addition, Mr. Serafin’s offer letter provides that if his employment is terminated by us other than for Cause or he resigns for Good Reason, then subject to the execution of a release of claims in favor of the Company, he will be entitled to receive cash severance in an amount equal to six months of his monthly salary. Mr. Serafin’s offer letter also provided him with a loan in the amount of $1 million, which is further described under “Certain Relationships and Related Party Transactions” below.

Employee Benefits and Stock Plans
2018 Stock Option and Incentive Plan
Our 2018 Stock Option and Incentive Plan, or the 2018 Plan, has been adopted by our board of directors and is expected to be approved by our stockholders and will become effective the day before the date that the registration statement of which this prospectus is part is declared effective by the SEC. The 2018 Plan will replace the 2014 Stock Option and Grant Plan, as amended, or the 2014 Plan, as our board of directors is expected to determine not to make additional awards under the 2014 Plan following the completion of our initial public offering. However, the 2014 Plan will continue to govern outstanding equity awards granted thereunder. The 2018 Plan will allow the compensation committee to make equity-based incentive awards to our officers, employees, directors, and other key persons, including consultants.
Authorized Shares.     We will initially reserve  20,000,000 shares of our Class B common stock for the issuance of awards under the 2018 Plan, or the Initial Limit. The 2018 Plan will provide that the number of shares reserved and available for issuance under the 2018 Plan will automatically increase each January 1, beginning on January 1, 2019, and ending on (and including) January 1, 2028 by 5% of the outstanding number of shares of our Class B and Class A common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee, which increase is referred to as the Annual Increase. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under the 2018 Plan will be authorized but unissued shares or shares that we reacquire. The shares of Class B common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated, other than by exercise, under the 2018 Plan and the 2014 Plan will be added back to the shares of Class B common stock available for issuance under the 2018 Plan. The maximum number of shares that may be issued as incentive stock options may not exceed the sum of the Initial Limit plus the lesser of the amount added to the share reserve pursuant to the Annual Increase each year or 20,000,000 shares, if lower, for each year during which the Annual Increase applies. Accordingly, the maximum number of shares that may be issued as incentive stock options may not exceed the sum of the Initial Limit plus 20,000,000 shares. The value of all awards issued under the 2018 Plan and all other cash compensation paid by us to any non-employee director in any calendar year cannot exceed $1,000,000.
Administration.    The 2018 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2018 Plan.
Eligibility.    Persons eligible to participate in the 2018 Plan will be those full or part-time officers, employees, non-employee directors and other key persons, including consultants, as selected from time to time by our compensation committee in its discretion.
Options.    The 2018 Plan will permit the granting of both options to purchase Class B common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not, generally, be less than 100% of the fair market value of our Class B common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.
Stock Appreciation Rights.    Our compensation committee will be able to award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Class B common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our Class B common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Restricted Stock and Restricted Stock Units.    Our compensation committee will be able to award restricted shares of Class B common stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
Unrestricted Stock Awards.    Our compensation committee will also be able to grant shares of Class B common stock that are free from any restrictions under the 2018 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.
Dividend Equivalent Rights.    Our compensation committee will be able to grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class B common stock.
Cash-Based Awards.    Our compensation committee will be able to grant cash bonuses under the 2018 Plan to participants, subject to the achievement of certain performance goals.
Sale Event.    The 2018 Plan will provide that upon the effectiveness of a “sale event,” as defined in the 2018 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2018 Plan. To the extent that awards granted under the 2018 Plan are not assumed or continued or substituted by the successor entity, all awards granted under the 2018 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting,conditions or restrictions that are not vested and/or exercisable immediately prior to the sale event will become fully vested and exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights may be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event or alternatively, we may make or provide for a payment to participants holding exercisable options and stock appreciation rights equal to the difference between the per share consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. The Company may also elect to provide for payment in cash or in kind to holders of other awards equal to the per share consideration payable to stockholders in the sale event multiplied by the number of shares subject to the stock awards.
Amendment.    Our board of directors will be able to amend or discontinue the 2018 Plan and our compensation committee will be able to amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. The compensation committee is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants. Certain amendments to the 2018 Plan will require the approval of our stockholders.
No awards may be granted under the 2018 Plan after the date that is 10 years from the date immediately preceding the registration date. No awards under the 2018 Plan have been made prior to the date hereof.
2014 Stock Option and Grant Plan, as amended
Our board of directors adopted, and our stockholders approved, our 2014 Plan in September 2014, which has subsequently been amended. Our 2014 Plan allowed for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonqualified stock options, restricted stock unit awards, restricted stock awards and unrestricted stock awards to employees, officers, directors and consultants of ours and our parent and subsidiary corporations.
Authorized Shares.     No shares will be available for future issuance under the 2014 Plan following the closing of this offering. However, our 2014 Plan will continue to govern outstanding awards granted thereunder. As of September 30, 2018 , 3,186,729 shares of restricted stock, shares covering 35,023,755 RSUs and options to purchase

1,433,750 shares of our Class B common stock remained outstanding under our 2014 Plan at a weighted-average exercise price of approximately $ 12.98 per share.
Administration.    Our board of directors currently administers our 2014 Plan. Subject to the provisions of our 2014 Plan, the administrator has the power to interpret and administer our 2014 Plan and any agreement thereunder and to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price, if any, the vesting schedule applicable to the awards together with any vesting acceleration and the terms of the award agreement for use under our 2014 Plan. The administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants.
Options.    Stock options have been granted under our 2014 Plan. The exercise price per share of all options must have equaled at least 100% of the fair market value per share of our Class B common stock on the date of grant. The term of an incentive stock option may not have exceeded 10 years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock on the date of grant, or any parent or subsidiary corporations, may not have had a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our Class B common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or certain other property or other consideration acceptable to the administrator. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination, for 3 months after termination or such longer period of time as specified in the applicable option agreement. If termination is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the 12-month anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term.
Restricted Stock and RSUs.    Restricted Stock and RSUs have been granted under our 2014 Plan. The administrator determined the terms and conditions of restricted stock and RSUs, including the number of shares or units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment.
Transferability or Assignability of Awards.    Our 2014 Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the administrator, by will or the laws of descent and distribution, by gift to an immediate family member, or by instrument to an inter vivos or testamentary trust in which the award is passed to beneficiaries upon the death of the grantee.
Certain Adjustments.    In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our board of directors or stockholders.
Change in Control; Dissolution or Liquidation.    The 2014 Plan provides that, upon the consummation of a Sale Event, unless provision is made in connection with the Sale Event for the assumption or continuation of the awards by the successor entity or substitution of the awards with new awards of the successor entity, with appropriate adjustment, the 2014 Plan and all outstanding and unexercised options and other awards issued thereunder will terminate upon the effective time of the Sale Event. In the event of such termination, each option holder shall be permitted, within a specified period prior to the Sale Event as specified by the administrator, to exercise all exercisable options or all options that will become exercisable as of the effective time of the Sale Event, as further described in the 2014 Plan. If shares of unvested restricted stock are forfeited, the shares shall be repurchased from the holder at a price per share equal to the original per share purchase price paid for such shares, subject to adjustments provided in the 2014 Plan. In our discretion, (i) we may make or provide for cash payment to holders of options equal to the difference between (x) the per share cash consideration in the Sale Event multiplied by the number of shares subject to outstanding options being cancelled, and (y) the aggregate exercise price to the holders of all vested and exercisable options and (ii) make or provide for cash payment to holders of restricted stock and RSUs the per share cash consideration in the Sale Event multiplied by the number of shares of restricted stock or RSUs being cancelled. For purposes of the 2014 Plan, a “Sale Event” shall mean the consummation of (i) the dissolution or liquidation of the Company, (ii) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (iii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the surviving or resulting entity (or its ultimate parent, if applicable), (iv) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or a series of related transactions by a person or persons, or (v) any other acquisition of the business of the Company, as determined by our board of directors.
Our board of directors has determined not to grant any further awards under the 2014 Plan after the completion of the offering. Following the consummation of our initial public offering, we expect to make future awards under the 2018 Plan.
2018 Employee Stock Purchase Plan
Our 2018 Employee Stock Purchase Plan, or ESPP, has been adopted by our board of directors and is expected to be approved by our stockholders and will become effective the day before the date that the registration statement of which this prospectus is part is declared effective by the SEC. Our compensation committee administers the ESPP. The ESPP will initially reserve and authorize the issuance of up to a total of  3,750,000  shares of Class B common stock to participating employees. The ESPP will provide that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2019 and ending on (and including) January 1, 2028 by the lesser of  3,750,000  shares of our Class B common stock, 1% of the outstanding number of shares of our Class B and Class A common stock on the immediately preceding December 31, or such lesser number of shares as determined by our compensation committee. This number will be subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.
All employees whose customary employment is for more than 20 hours per week and for more than five months in any calendar year will be eligible to participate in the ESPP; provided, however, that employees who are employed for 20 hours or less a week or for five months or less in any calendar year may be eligible to participate if required by applicable law. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock will not be eligible to purchase shares under the ESPP.
We will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP. The first offering, or the Initial Offering, will begin on the effective date of the registration statement of which this prospectus is part and, unless otherwise determined by the administrator of the ESPP, will end on November 30, 2020, and the next two offerings will commence on the first trading day on or following each of June 1, 2019 and December 1, 2019 and will end on November 30, 2020. Thereafter, unless otherwise determined by the administrator of the ESPP, offerings will commence on the first trading day on or following each June 1 and December 1 and will end on the last trading day on or before November 30 or May 31, respectively. Unless otherwise determined by the administrator of the ESPP, each offering will be divided into equal six-month purchase periods, except that the first purchase period in the Initial Offering will commence on the registration date and end on the last trading day on or before May 31, 2019. Each eligible employee as of the effective date of the registration statement for the Initial Offering will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form by the deadline specified by the plan administrator. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 business days before the relevant offering date.
Each employee who is a participant in the ESPP may purchase shares by authorizing contributions of up to 20% of his or her compensation during a purchase period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last business day of the purchase period at a price equal to 85% of the fair market value of the shares on the first business day of the offering period (which, for purposes of the Initial Offering, will be equal to our initial public offering price) or the last business day of the purchase period, whichever is lower, provided that no more than a number of shares of Class B common stock determined by dividing $15,000 by the fair market value of the shares on the first business day of the offering period (or a lesser number as established by the plan administrator in advance of the purchase period) may be purchased by any one employee during each purchase period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of Class B common stock, valued at the start of the offering period, under the ESPP for each calendar year in which a purchase right is outstanding.

The accumulated contributions of any employee who is not a participant on the last day of a purchase period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.
The ESPP may be terminated or amended by our board of directors at any time but shall automatically terminate on the 10 year anniversary of the registration date. An amendment that increases the number of shares of Class B common stock that are authorized under the ESPP and certain other amendments will require the approval of our stockholders. The plan administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries who may participate in the ESPP and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.
Senior Executive Cash Incentive Bonus Plan
In October 2018, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or corporate performance goals, as well as individual performance objectives.
Our compensation committee may select corporate performance goals from among, but shall not be limited to, the following: achievement of billings, including subscription, Research on Demand, and professional services and other; renewal rate; achievement of cash flow (including, but not limited to, operating cash flow and free cash flow); research and development, earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; acquisitions or strategic transactions, including licenses, collaborations, joint ventures or promotion arrangements; operating income (loss); total stockholder returns; productivity; expense efficiency; margins; operating efficiency; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; corporate revenue; net retention rate; and/or net annual recurring revenue, any of which may be (A) measured in absolute terms or compared to any incremental increase, (B) measured in terms of growth, (C) compared to another company or companies or to results of a peer group, (D) measured against the market as a whole and/or as compared to applicable market indices, and/or (E) measured on a pre-tax or post-tax basis (if applicable).
Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period as the compensation committee determines. If the corporate performance goals and/or individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion and provides the compensation committee with discretion to adjust the size of the award as it deems appropriate to account for unforeseen factors beyond management’s control that affected corporate performance.
401(k) Plan
We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. We automatically make a non-elective safe harbor contribution of 3% of each participant’s eligible compensation. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financing
Series B-3 and Series B-5 Redeemable Convertible Preferred Stock Financing
In March 2017, we sold an aggregate of 10,102,218 shares of our Series B-3 redeemable convertible preferred stock and an aggregate of 2,424,532 shares of our Series B-5 redeemable convertible preferred stock, in each case, at a purchase price of $12.38 per share, or the Preferred Share Price, for a total aggregate purchase price of approximately $155.0 million. The following table summarizes purchases of our Series B-3 redeemable convertible preferred stock and our Series B-5 redeemable convertible preferred stock by related persons. None of our executive officers purchased shares of Series B-3 redeemable convertible preferred stock or Series B-5 redeemable convertible preferred stock.

Stockholder	Shares of Series B-3 Redeemable Convertible Preferred Stock	Shares of Series B-5 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Accel(1)	3,867,519	928,205	$59,340,000
Entities affiliated with Insight Venture Partners(2)	5,945,965	1,427,028	$91,230,000
Entities affiliated with Sequoia Capital(3)	288,728	69,294	$4,430,000
____________________

(1)
Ryan Sweeney, a member of our board of directors, is a partner at Accel. Affiliates of Accel holding our securities whose shares are aggregated for purposes of reporting share ownership information include Accel Growth Fund III L.P., Accel Growth Fund III Strategic Partners L.P., Accel Growth Fund Investors 2014 L.L.C., Accel Leaders Fund Investors 2016 L.L.C., Accel Leaders Fund L.P., Accel Growth Fund II L.P., Accel Growth Fund II Strategic Partners L.P., and Accel Growth Fund Investors 2012 L.L.C.

(2)
Jeffrey Lieberman, a member of our board of directors, is a managing director of Insight Venture Partners. Affiliates of Insight Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Cayman) VIII, L.P., Insight Venture Partners (Delaware) IX, L.P., Insight Venture Partners (Delaware) VIII, L.P., Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., Insight Venture Partners Coinvestment Fund III, L.P., Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners VIII, L.P., and Insight Venture Partners VIII (Co-Investors), L.P.

(3)
R. Bryan Schreier, a member of our board of directors, is a partner at Sequoia Capital. Affiliates of Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Sequoia Capital U.S. Growth Fund V, L.P. and SC US GF V Holdings Ltd.

Stock Repurchases
Company Repurchase
In March 2017, in connection with the Series B-3 and Series B-5 financing and using a portion of the proceeds from the Series B-3 and Series B-5 financing, we repurchased an aggregate of 4,040,887 shares of our outstanding Series A-1 redeemable convertible preferred stock from a holder of our Series A-1 redeemable convertible preferred stock, at the Preferred Share Price, and an aggregate of 6,061,330 shares of our outstanding Series A-2 redeemable convertible preferred stock from a holder of our Series A-2 redeemable convertible preferred stock, at the Preferred Share Price, for a total aggregate purchase price of approximately $125.0 million. We refer to this series of transactions as the Company Repurchase. The following table summarizes our repurchases of Series A-1 redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock from entities affiliated with our directors and executive officers in the Company Repurchase.

Name	Shares of Series A-1 Redeemable Convertible Preferred Stock	Shares of Series A-2 Redeemable Convertible Preferred Stock	Aggregate Purchase Price
Mooo, LLC(1)	4,040,887	—	$50,000,000
Grandview Holdings LLC(2)	—	6,061,330	$75,000,000
____________________

(1)	Stuart Orgill, a former member of our board of directors, is a manager of Mooo, LLC. Mr. Orgill resigned from our board of directors in June 2017.

(2)
Ryan Smith, our Chief Executive Officer and a member of our board of directors, Jared Smith, our President and a member of our board of directors, and Scott Smith, a member of our board of directors, are managers of Grandview Holdings LLC.

Secondary Sale
In April 2017, we agreed to waive certain transfer restrictions in connection with a sale and transfer of 239,952 shares of our outstanding Series A-1 redeemable convertible preferred stock, 99,993 shares of our outstanding Series A-3 redeemable convertible preferred stock, and 141,431 shares of our outstanding Class B common stock from certain holders of our capital stock to certain other holders of our capital stock at the Preferred Share Price, for a total aggregate purchase price of approximately $6.0 million, which series of transactions we refer to as the Secondary Sale. The following table summarizes purchases of our Series A-1 redeemable convertible preferred stock, our Series A-3 redeemable convertible preferred stock, and our Class B common stock by related persons in the Secondary Sale. An entity affiliated with R. Duff Thompson, the chairman of our board of directors, sold 99,993 shares of our Series A-3 redeemable convertible preferred stock in the Secondary Sale.

Stockholder	Shares of Series A-1 Redeemable Convertible Preferred Stock	Shares of Series A-3 Redeemable Convertible Preferred Stock	Shares of Class B Common Stock	Aggregate Purchase Price
Entities affiliated with Accel(1)	95,978	39,998	56,572	$2,382,613
Entities affiliated with Insight Venture Partners(2)	143,974	59,995	84,859	$3,573,919
____________________

(1)
Ryan Sweeney, a member of our board of directors, is a partner at Accel. Affiliates of Accel holding our securities whose shares are aggregated for purposes of reporting share ownership information include Accel Growth Fund III L.P., Accel Growth Fund III Strategic Partners L.P., Accel Growth Fund Investors 2014 L.L.C., Accel Leaders Fund Investors 2016 L.L.C., Accel Leaders Fund L.P., Accel Growth Fund II L.P., Accel Growth Fund II Strategic Partners L.P., and Accel Growth Fund Investors 2012 L.L.C.

(2)
Jeffrey Lieberman, a member of our board of directors, is a managing director of Insight Venture Partners. Affiliates of Insight Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Cayman) VIII, L.P., Insight Venture Partners (Delaware) IX, L.P., Insight Venture Partners (Delaware) VIII, L.P., Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., Insight Venture Partners Coinvestment Fund III, L.P., Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners VIII, L.P., and Insight Venture Partners VIII (Co-Investors), L.P.

2017 Tender Offer
In April 2017 we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer by entities affiliated with Accel and Insight Venture Partners. In April 2017, these holders commenced a tender offer to purchase shares of our outstanding capital stock from certain of our then-current employees and certain former employees. We refer to this tender offer as the 2017 Tender Offer.
The 2017 Tender Offer closed in May 2017. An aggregate of 1,101,591 shares of our capital stock were tendered pursuant to the 2017 Tender Offer at the Preferred Share Price (less applicable deductions), of which entities affiliated with Accel purchased 440,635 shares for a total purchase price of approximately $5.5 million and entities affiliated with Insight Venture Partners purchased 660,956 shares for a total purchase price of approximately $8.2 million. Each of Accel, together with its affiliates, and Insight Venture Partners, together with its affiliates, is a beneficial holder of more than 5% of our outstanding capital stock. In addition, Ryan Sweeney, a member of our board of directors, is a partner at Accel and Jeffrey Lieberman, a member of our board of directors, is a managing director of Insight Venture Partners.
Engagement with Simplex Cleaning
In July 2010 we engaged Simplex Cleaning, an entity owned by relatives of Ryan Smith and Jared Smith, to provide certain office cleaning services to us. For the years ended December 31, 2017, 2016, and 2015, we incurred $336,000, $235,000, and $141,000, respectively, of expenses related to these services. In October 2018, we terminated our engagement with Simplex Cleaning.
Lease Agreement with Timpanogos Land Holdings, LLC
In November 2015, we entered into a 10-year lease agreement with Timpanogos Land Holdings, LLC, an entity controlled by Ryan Smith, Jared Smith, and Scott Smith for our Provo, Utah, 165,074 square foot corporate headquarters. For the years ended December 31, 2017, 2016, and 2015, we incurred $2.7 million, $2.6 million, and $1.2 million, respectively, of expense related to the lease agreement. Pursuant to the terms of the lease agreement, we have two options to extend the lease term each for a period of five additional years, for an aggregate lease extension of up to 10 years. Additionally, under the terms of the lease agreement, we have a right of first offer in the event of a sale of the building.
In October 2018, Timpanogos Land Holdings, LLC sold its ownership of the 165,074 square foot corporate headquarters in Provo, Utah to an independent third party. Pursuant to this sale, our lease agreement with Timpanogos Land Holdings, LLC was terminated. We have entered into a new lease agreement with the independent third party.
Loan Agreement with Zig Serafin
In May 2017, we entered into a loan agreement with Zig Serafin, our Chief Operating Officer. As of December 31, 2017, the aggregate outstanding principal amount of the loan was $1.0 million. The loan matures and becomes due on the earlier of May 23, 2022, 60 days following the date of termination of employment of Mr. Serafin, or immediately prior to the first filing of a registration statement on Form S-1 related to this offering. Until that time, the loan will accrue interest at 2.04% per annum, compounded annually. The loan was repaid by Mr. Serafin in July 2018.
Investors’ Rights Agreement
We are party to an investors’ rights agreement which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. The parties to the investors’ rights agreement include entities affiliated with Ryan Smith, our chief executive officer and a current director, Jared Smith, our president and a current director, Scott Smith, a current director, R. Duff Thompson, our chairman of the board and a current director, Stuart Orgill, a former director, and entities affiliated with Accel, Insight Venture Partners, and Sequoia Capital. See the section titled “Description of Capital Stock—Registration Rights.”
Right of First Refusal
Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. The parties to the right of first refusal and co-sale agreement include entities affiliated with Ryan Smith, our chief executive officer and a current director, Jared Smith, our president and a current director, Scott Smith, a current director, R. Duff Thompson, our chairman of the board and a current director, Stuart Orgill, a former director, and entities affiliated with Accel, Insight Venture Partners, and Sequoia Capital.
Voting Agreement
We are party to a voting agreement under which certain holders of our capital stock have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. The parties to the voting agreement include entities affiliated with Ryan Smith, our chief executive officer and a current director, Jared Smith, our president and a current director, Scott Smith, a current director, R. Duff Thompson, our chairman of the board and a current director, Stuart Orgill, a former director, and entities affiliated with Accel, Insight Venture Partners, and Sequoia Capital.
Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2015, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.
Limitation of Liability and Indemnification of Officers and Directors
We have adopted an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.
In addition, we have adopted amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures for Related Party Transactions
Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our Class A-1, Class A-2, and Class B common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of September 30, 2018 , and as adjusted to reflect the sale of our Class B common stock offered by us in this offering assuming no exercise of the underwriters’ over-allotment option, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class A-1, Class A-2, or Class B common stock (by number or by voting power).
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
We have based our calculation of the percentage of beneficial ownership prior to this offering on 81,636,234 shares of our Class A-1 common stock, 101,395,607 shares of our Class A-2 common stock and 12,385,682 shares of our Class B common stock outstanding as of September 30, 2018 , assuming (i) the automatic conversion of all outstanding shares of our Series A-1 and Series A-2 redeemable convertible preferred stock into our Class A-2 common stock immediately prior to the completion of this offering, as if such conversion had occurred as of September 30, 2018, (ii) the automatic conversion of all outstanding shares of our Series A-3 redeemable convertible preferred stock and Series B redeemable convertible preferred stock into our Class A-1 common stock immediately prior to the completion of this offering, as if such conversion had occurred as of September 30, 2018 , and (iii) the vesting and settlement of all outstanding RSUs for which the service-based vesting would be satisfied as of September 30, 2018 , assuming the performance vesting condition had been achieved as of such date, before giving effect to shares withheld to satisfy the associated withholding tax obligations.
We have based our calculation of the percentage of beneficial ownership after this offering on 81,636,234 shares of our Class A-1 common stock, 101,395,607 shares of our Class A-2 common stock and                shares of our Class B common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their over-allotment option in full and assuming the issuance of up to          shares of Class B common stock at the closing of this offering on the vesting and settlement of certain RSUs subject to a performance condition in connection with the completion of this offering. We have deemed shares of our capital stock subject to stock options that are currently exercisable or exercisable within 60 days of September 30, 2018 , to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We have deemed shares of our Class B common stock subject to RSUs for which the service condition has been satisfied or would be satisfied within 60 days of September 30, 2018 to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. In addition, for RSUs that contain a vesting condition that is contingent upon completion of this offering, we have assumed that such condition has been met. However, we did not deem these shares subject to stock options or restricted stock units outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qualtrics International Inc., 333 West River Park Drive, Provo, Utah 84604.

	Beneficial Ownership Before the Offering							Beneficial Ownership After the Offering
	Class A-1 Common Stock		Class A-2 Common Stock		Class B Common Stock		Total Voting Power Before the Offering	Class A-1 Common Stock		Class A-2 Common Stock		Class B Common Stock		Total Voting Power After the Offering
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%	%	Shares	%	Shares	%	Shares	%	%
Directors and Named Executive Officers:
Ryan Smith(1)	—	*	88,823,418	87.6%	—	*	48.2%
Jared Smith(1)	—	*	88,823,418	87.6%	—	*	48.2%
David Faugno(2)	—	*	—	*	335,000	2.6%	*
Zig Serafin(3)	—	*	—	*	1,131,000	8.4%	*
Scott Smith(1)	—	*	88,823,418	87.6%	—	*	48.2%
Murray Demo(4)	—	*	—	*	57,500	*	*
Jeffrey Lieberman(5)	29,208,172	35.8%	143,974	*	745,805	6.0%	16.0%
R. Bryan Schreier(6)	—	*	—	*	—	*	*
Kimball Malone Scott(7)	—	*	—	*	190,000	1.5%	*
Ryan Sweeney(8)	31,475,690	38.6%	95,978	*	497,207	4.0%	17.2%
R. Duff Thompson(9)	1,300,000	1.6%	—	*	—	*	*
All directors and executive officers as a group (12 persons)(10)	61,983,862	75.9%	89,063,370	87.8%	3,871,512	26.6%	82.2%
5% Stockholders:
Grandview Holdings LLC(11)	—	*	88,823,418	87.6%	—	*	48.2%
Entities affiliated with Accel(8)	31,475,690	38.6%	95,978	*	497,207	4.0%	17.2%
Entities affiliated with Insight Venture Partners(5)	29,208,172	35.8%	143,974	*	745,805	6.0%	16.0%
Entities affiliated with Sequoia Capital(12)	19,652,372	24.1%	—	*	—	*	10.7%
____________________
*Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our capital stock.

(1)
Consists of 88,823,418 shares of Class A-2 common stock held by Grandview Holdings LLC. Ryan Smith, our Chief Executive Officer and one of our directors, Jared Smith, our President and one of our directors, and Scott Smith, one of our directors, are the managers of Grandview Holdings LLC and share voting and investment powers over such shares. The mailing address for Grandview Holdings LLC is P.O. Box 1224, Provo, Utah 84603.

(2)
Consists of (i) 128,750 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of September 30, 2018 and (ii) RSUs for 206,250 shares of Class B common stock for which the service-based vesting condition would be satisfied within 60 days of September 30, 2018 .

(3)	Mr. Serafin holds RSUs for 1,131,000 shares of Class B common stock for which the service-based vesting condition would be satisfied within 60 days of September 30, 2018 .

(4)	Mr. Demo holds RSUs for 57,500 shares of Class B common stock for which the service-based vesting condition would be satisfied within 60 days of September 30, 2018 .

(5)
Consists of (i) 7,875,753 shares of Class A-1 common stock, 21,688 shares of Class A-2 common stock and 112,348 shares of Class B common stock held by Insight Venture Partners VIII, L.P., (ii) 2,037,238 shares of Class A-1 common stock, 5,610 shares of Class A-2 common stock and 29,060 shares of Class B common stock held by Insight Venture Partners (Cayman) VIII, L.P., (iii) 2,497,954 shares of Class A-1 common stock, 6,879 shares of Class A-2 common stock and 35,633 shares of

Class B common stock held by Insight Venture Partners (Delaware) VIII, L.P., (iv) 281,081 shares of Class A-1 common stock, 774 shares of Class A-2 common stock and 4,009 shares of Class B common stock held by Insight Venture Partners VIII (Co-Investors), L.P., (v) 2,356,517 shares of Class A-1 common stock, 45,645 shares of Class A-2 common stock and 236,447 shares of Class B common stock held by Insight Venture Partners IX, L.P., (vi) 1,170,894 shares of Class A-1 common stock, 22,680 shares of Class A-2 common stock and 117,485 shares of Class B common stock held by Insight Venture Partners (Cayman) IX, L.P., (vii) 249,672 shares of Class A-1 common stock, 4,836 shares of Class A-2 common stock and 25,051 shares of Class B common stock held by Insight Venture Partners (Delaware) IX, L.P., (viii) 47,036 shares of Class A-1 common stock, 911 shares of Class A-2 common stock and 4,719 shares of Class B common stock held by Insight Venture Partners IX (Co-Investors), L.P., (ix) 7,363,118 shares of Class A-1 common stock, 20,276 shares of Class A-2 common stock and 105,036 shares of Class B common stock held by Insight Venture Partners Coinvestment Fund III, L.P., and (x) 5,328,909 shares of Class A-1 common stock, 14,675 shares of Class A-2 common stock and 76,017 shares of Class B common stock held by Insight Venture Partners Coinvestment Fund (Delaware) III, L.P. The general partner of Insight Venture Partners VIII, L.P., Insight Venture Partners (Cayman) VIII, L.P., Insight Venture Partners (Delaware) VIII, L.P., and Insight Venture Partners VIII (Co-Investors), L.P. (collectively, “Fund VIII”) is Insight Venture Associates VIII, L.P. The general partner of Insight Venture Associates VIII, L.P. is Insight Venture Associates VIII, Ltd., the sole shareholder of which is Insight Holdings Group, LLC. The general partner of Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Delaware) IX, L.P., and Insight Venture Partners IX (Co-Investors), L.P. (collectively, “Fund IX”) is Insight Venture Associates IX, L.P. The general partner of Insight Venture Associates IX, L.P. is Insight Venture Associates IX, Ltd., the sole shareholder of which is Insight Holdings Group, LLC. The general partner of Insight Venture Partners Coinvestment Fund III, L.P. and Insight Venture Partners Coinvestment Fund (Delaware) III, L.P. (collectively, “Coinvestment Fund III”) is Insight Venture Associates Coinvestment III, L.P. The general partner of Insight Venture Associates Coinvestment III, L.P. is Insight Venture Associates Coinvestment III, Ltd., the sole shareholder of which is Insight Holdings Group, LLC. Jeffrey Horing, Deven Parekh, Peter Sobiloff, Michael Triplett, and Jeffrey Lieberman are the members of the board of managers of Insight Holdings Group, LLC and may be deemed to have shared voting and dispositive power over the shares held by Fund VIII, Fund IX and Coinvestment Fund III. The principal business address for all entities and individuals affiliated with Insight Venture Partners is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY, 10036.

(6)	Excludes the shares listed in footnote 12 below, which are held by entities affiliated with Sequoia Capital.

(7)	Ms. Scott holds RSUs for 190,000 shares of Class B common stock for which the service-based vesting condition would be satisfied within 60 days of September 30, 2018 .

(8)
Consists of (i) 17,722,844 shares of Class A-1 common stock held by Accel Growth Fund II L.P. (“AGF2”), (ii) 1,283,243 shares of Class A-1 common stock held by Accel Growth Fund II Strategic Partners L.P. (“AGF2SP”), (iii) 1,724,810 shares of Class A-1 common stock held by Accel Growth Fund Investors 2012 L.L.C., (iv) 7,251,549 shares of Class A-1 common stock, 38,598 shares of Class A-2 common stock and 199,945 shares of Class B common stock held by Accel Growth Fund III L.P. (“AGF3”), (v) 342,350 shares of Class A-1 common stock, 1,820 shares of Class A-2 common stock and 9,439 shares of Class B common stock held by Accel Growth Fund III Strategic Partners L.P. (“AGF3SP”), (vi) 480,420 shares of Class A-1 common stock, 2,556 shares of Class A-2 Common Stock and 13,246 shares of Class B common stock held by Accel Growth Fund Investors 2014 L.L.C., (vii) 2,548,701 shares of Class A-1 common stock, 50,588 shares of Class A-2 common stock and 262,057 shares of Class B common stock held by Accel Leaders Fund L.P. (“ALF”), and (viii) 121,773 shares of Class A-1 common stock, 2,416 shares of Class A-2 common stock and 12,520 shares of Class B common stock held by Accel Leaders Fund Investors 2016 L.L.C. Accel Growth Fund II Associates L.L.C. (“AGF2A”) is the General Partner of AGF2 and has the sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of AGF2A and share such powers. AGF2A is the General Partner of AGF2SP and has the sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of AGF2A and share such powers. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of Accel Growth Fund Investors 2012 L.L.C. and therefore share the voting and investment powers. Accel Growth Fund III Associates L.L.C. (“AGF3A”) is the General Partner of AGF3 and has the sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of AGF3A and share such powers. AGF3A is the General Partner of AGF3SP and has the sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of AGF3A and share such powers. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of Accel Growth Fund Investors 2014 L.L.C. and therefore share the voting and investment powers. Accel Leaders Fund Associates L.L.C. (“ALFA”) is the General Partner of ALF and has the sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of ALFA and share such powers. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of Accel Leaders Fund Investors 2016 L.L.C. and therefore share the voting and investment powers. The address for these entities and individuals is 500 University Ave., Palo Alto, California 94301.

(9)
Consists of 1,300,000 shares of Class A-1 common stock held by S7 Investments, LLC (“S7”). R. Duff Thompson, one of our directors, and Sharleen Thompson are the managers of S7 and share voting and investment power over such shares. The address for S7 is 5255 N. Edgewood Drive, Suite 200, Provo, Utah, 84604.

(10)
Consists of (i) 61,983,862 shares of Class A-1 common stock, 89,063,370 shares of Class A-2 common stock and 1,704,262 shares of Class B common stock held by our current directors and executive officers, (ii) 128,750 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of September 30, 2018, and (iii) RSUs for 2,038,500 shares of Class B common stock for which the service-based vesting condition would be satisfied within 60 days of September 30, 2018.

(11)
Consists of 88,823,418 shares of Class A-2 common stock. Ryan Smith, our Chief Executive Officer and one of our directors, Jared Smith, our President and one of our directors, and Scott Smith, one of our directors, are the managers of Grandview Holdings LLC and share voting and investment powers over such shares. The mailing address for Grandview Holdings LLC is P.O. Box 1224, Provo, Utah 84603.

(12)
Consists of (i) 17,500,000 shares of Class A-1 common stock held by SC US GF V Holdings Ltd. (“SC US GFV Holdco”) and (ii) 2,152,372 shares of Class A-1 common stock held by Sequoia Capital U.S. Growth Fund V, L.P. (“SC US GFV”). SC US (TTGP), Ltd. is the general partner of SCGF V Management, L.P., which is the general partner of the SC US GFV, and Sequoia Capital USGF Principals Fund V, L.P. (collectively, the “SC US GFV Funds”). The SC US GFV Funds own 100% of the outstanding ordinary shares of the SC US GFV Holdco. As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by the SC US GFV Holdco and SC US GFV. The address for each of the Sequoia Capital entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of  1,383,031,841  shares of capital stock, $0.0001 par value per share, of which:

•	81,636,234 shares are designated as Class A-1 common stock;

•	101,395,607 shares are designated as Class A-2 common stock;

•	1,100,000,000 shares are designated as Class B common stock; and

•	100,000,000 shares are designated as preferred stock.
Assuming (i) the conversion of all outstanding shares of our preferred stock into shares of our Class A-1 and Class A-2 common stock, which will occur immediately prior to the completion of this offering and (ii) the net issuance of up to           shares of Class B common stock on the vesting and settlement of certain outstanding RSUs subject to a performance condition for which the service-based vesting condition was satisfied as of September 30, 2018 , there were            shares of our Class B common stock outstanding held by             stockholders of record,   81,636,234  sha res of our Class A-1 common stock outstanding held by 77 stockholders of record, 101,395,607 shares of our Class A-2 common stock outstanding held by 22 stockholders of record and no shares of our preferred stock outstanding . Our board of directors is authorized, without stockholder approval except as required by the listing standards of   Nasdaq, to issue additional shares of our capital stock.
Class A-1 Common Stock, Class A-2 Common Stock, and Class B Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”
Voting Rights
Holders of our Class B common stock are entitled to one vote for each share of Class B common stock held on all matters submitted to a vote of stockholders and holders of our Class A-1 and Class A-2 common stock are entitled to 10 votes for each share of Class A-1 and Class A-2 common stock held on all matters submitted to a vote of stockholders. The holders of Class A-2 common stock also have special voting rights which become effective in the event that the total number of votes represented by all of the outstanding shares of our Class A-2 common stock would constitute less than 51% of the total voting power of all classes of our then-outstanding capital stock. In such a case, and for so long as the number of outstanding shares of Class A-2 common stock represents at least 10% of the total number of shares of all classes of our outstanding capital stock, the holders of our Class A-2 common stock will be entitled to a number of votes per share of their Class A-2 common stock as would cause the total number of votes of all outstanding shares of Class A-2 common stock to equal 51% of the total voting power of all of our then-outstanding shares of capital stock. Accordingly, in such event, the aggregate voting power of all outstanding shares of Class A-1 common stock and Class B common stock would be proportionately reduced.

Holders of shares of our Class A-1, Class A-2, and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of the offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms.
No Preemptive or Similar Rights
Our Class A-1, Class A-2, and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class A-1 and Class A-2 common stock described below.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A-1, Class A-2, and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Each outstanding share of Class A-1 and Class A-2 common stock is convertible at any time at the option of the holder into one share of Class B common stock. In addition, each share of Class A-1 and Class A-2 common stock will convert automatically into one share of Class B common stock upon any transfer, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, other entities exclusively owned by the stockholder or their family members, and any of Messrs. R. Smith, J. Smith, or S. Smith, or the Founders, or any Founder’s permitted transferees, or any other entity in which one or more of the Founders has sole dispositive power and exclusive voting control with respect to the shares of Class common stock held by such entity.
Each outstanding share of Class A-1 and Class A-2 common stock will convert automatically into one share of Class B common stock upon the date specified by affirmative vote of the holders of 66-2/3% of the voting power of the outstanding shares of Class A common stock, voting as a single class and giving effect to the vote per share provisions contained in our amended and restated certificate of incorporation.
Each outstanding share of Class A-1 common stock will convert automatically into one share of Class B common stock on the date that is 15 years following the completion of this offering. Each outstanding share of Class A-2 common stock will convert automatically into one share of Class B common stock on the later to occur of (i) the date that is 15 years following the completion of this offering or (ii) the date on which the outstanding shares of Class A-2 common stock represent less than five percent (5%) of the total aggregate number of shares of the then outstanding shares of our capital stock.
Each outstanding share of Class A-2 common stock will convert automatically into one share of Class B common stock on the date that the dispositive power and voting control over any shares of Class A-2 common stock then owned by Grandview Holdings, LLC is not held solely and exclusively by one or more of the Founders (whether as a result of the death or incapacity of one or more of the Founders or otherwise), other than pursuant to certain permitted transfers described in our amended and restated certificate of incorporation, or the Specified Event Conversion Date; provided, however, that any shares of Class A-2 common stock over which one or more of the Founders has or retains, directly or indirectly, sole dispositive power and exclusive voting control, will not so convert into Class B common stock and will remain outstanding as Class A-2 common stock following such Specified Event Conversion Date, subject to the other conversion provisions described in our amended and restated certificate of incorporation.

Once converted or transferred and converted into Class B common stock, the Class A-1 and Class A-2 common stock will not be reissued.
We believe that the voting structure described above, which prolongs our ability to remain a founder-led company, will maximize our ability to create stockholder value. We believe that a significant portion of our success thus far has been attributable to our founders’ leadership, creative vision and management abilities. We also believe that our founders’ continued leadership in our company will provide substantial future benefits to us and our stockholders.
Fully Paid and Non-Assessable
In connection with this offering, our legal counsel will opine that the shares of our Class B common stock to be issued pursuant to this offering will be fully paid and non-assessable.
Preferred Stock
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A-1, Class A-2, and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class B common stock and the voting and other rights of the holders of our Class A-1, Class A-2, and Class B common stock. We have no current plan to issue any shares of preferred stock.
Options
As of September 30, 2018 , we had outstanding options to purchase an aggregate of 1,433,750 shares of our Class B common stock, with a weighted-average exercise price of approximately $ 12.98 per share, under our equity compensation plans and options to purchase an aggregate of 288,337 shares of our Class B common stock, with a weighted-average exercise price of approximately $7.78 per share issued outside of our equity compensation plans. After September 30, 2018 , we issued options to purchase an aggregate of 459,821 shares of our Class B common stock, with a weighted-average exercise price of $15.38 per share, under our 2014 Plan.
Restricted Stock Units
As of September 30, 2018 , we had outstanding RSUs of 35,023,755 shares of our Class B common stock under our equity compensation plans, which includes RSUs for an aggregate of 11,250,000 shares of our Class B common stock that were granted pursuant to the Founder Grants that will settle upon the future satisfaction of service conditions and the achievement of certain stock price goals following the completion of this offering. See “Executive Compensation—Founder Restricted Stock Unit Grants” for additional information. We also had outstanding RSUs of 22,050 shares of our Class B common stock outside of our equity compensation plans. Of that amount, up to                      shares of our Class B common stock will be issued at the closing of this offering upon the vesting and settlement of RSUs subject to a performance condition to be satisfied in connection with the completion of this offering. After September 30, 2018 , we issued RSUs for an aggregate of 2,144,473 shares of our Class B common stock under our 2014 Plan. We expect that up to             shares of our Class B common stock may be sold in open market transactions within 180 days following the closing of this offering to generate enough proceeds to cover taxes that may become due as a result of the vesting and/or settlement of RSUs that are scheduled to vest and/or settle at, or in the 180 days following, the offering. Of these shares, the shares that are not sold to cover such taxes will remain subject to lock-up agreements with the underwriters. In addition, we expect that up to               shares of our Class B common stock may be delivered to our employees and former employees a result of the vesting and/or settlement of RSUs that are scheduled to vest and/or settle at, or in the 180 days following, the offering . The actual number of these shares that may be issued by us in connection with outstanding RSUs will depend on a number of factors, including determinations by holders of our RSUs as to whether to cash settle their RSUs and pay cash to us to cover withholding amounts or to net settle shares to us to cover withholding amounts.
Registration Rights
After the completion of this offering, certain holders of our Class A-1, Class A-2 and Class B common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investors’ Rights Agreement, or IRA, dated as of March 31, 2017. We and certain holders of our Series A and Series B redeemable convertible preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or holds one percent or less of our common stock and is able to sell all of its Registrable Securities, as defined in the IRA, pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of either Morgan Stanley & Co. LLC or Goldman Sachs & Co. LLC, for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled “Underwriters.”
Demand Registration Rights
After the completion of this offering, the holders of up to 183,031,841 shares of our Class A-1 and Class A-2 common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of this offering, certain holders of at least 91,515,921 shares of Class A-1 and Class A-2 common stock then outstanding can request that we register for offer and sale the aggregate number Class B shares into which their Class A-1 and Class A-2 shares convert. We are obligated to effect only two such registrations. Such request for registration must cover securities with anticipated aggregate proceeds to us of at least $30,000,000. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.
Piggyback Registration Rights
After the completion of this offering, if we propose to register the offer and sale of our Class B common stock under the Securities Act, the holders of up to  188,341,531 shares of our Class A-1, Class A-2 and Class B common stock will be entitled to certain “piggyback” registration rights, allowing the holders to include the aggregate number of Class B shares into which their Class A-1 and Class A-2 shares convert in such registration, subject to certain marketing and other limitations.  As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a demand registration, (2)  a registration on Form S-3 or S-8 promulgated under the Securities Act or (4) a registration relating solely to employment benefit plans, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include the aggregate number of Class B shares into which their Class A-1 and Class A-2 shares convert in the registration.
S-3 Registration Rights
After the completion of this offering, the holders of up to 183,031,841 shares of our Class A-1 and Class A-2 common stock will be entitled to certain Form S-3 registration rights. Certain holders of at least 91,515,921 shares of Class A-1 and Class A-2 common stock then outstanding may make a written request that we register the offer and sale of the aggregate number of Class B shares into which their Class A-1 and Class A-2 shares convert on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $5,000,000. Upon completion of any such S-3 registration, each share of our Class A-1 and Class A-2 common stock so registered will automatically convert to Class B common stock. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.
Anti-Takeover Provisions
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, as well as changes in our board of directors or management team, including the following:
Board of Directors Vacancies.    Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Tri-Class Common Stock.    As described above in the section titled “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a tri-class common stock structure pursuant to which holders of our Class A-1 and Class A-2 common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A-1, Class A-2 and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. In addition, holders of our Class A-2 common stock, which include certain of our directors, officers and our co-founders, are entitled to at least 51% of the overall voting power of our capital stock for so long as the Class A-2 common stock represents at least 10% of our total outstanding capital stock.
Classified Board.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer.
Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice.
To be in proper written form, a stockholder’s notice must set forth as to each matter of business the stockholder intends to bring before our annual meeting of stockholders: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the Company’s books, of the stockholder proposing such business and any controlling stockholder or beneficial owner of stockholder’s shares, or a Stockholder Associated Person, (3) the class and number of our shares that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to our securities, and a description of any other agreement, arrangement or understanding the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to our securities, (5) any material interest of the stockholder or a Stockholder Associated Person in such business, and (6) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the voting power of our voting shares required under applicable law to carry the proposal. In addition, to be in proper written form, a stockholder’s notice must be supplemented not later than ten days following the record date for the determination of stockholders entitled to notice of the meeting to disclose the information contained in clauses (3) and (4) above as of the record date.
To be in proper written form, a stockholder’s notice as it relates to director nominations at annual meetings, must set forth: as to each nominee whom the stockholder proposes to nominate for election or re-election as a director: (1) the name, age, business address, and residence address of the nominee, (2) the principal occupation or employment of the nominee, (3) the information required to be provided pursuant to clauses (3) and (4) of the prior paragraph with respect to the nominee, (4) a description of all arrangements or understandings between or among any of the stockholder, each nominee, and/or any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or relating to the nominee’s potential service on the board of directors, (5) a written statement executed by the nominee acknowledging that as a director of the Company, the nominee will owe a fiduciary duty under Delaware law with respect to the Company and its stockholders, and (6) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected). In addition, to be in proper written form, a stockholder’s notice must (i) provide, with respect to such stockholder, the information required to be provided pursuant to clauses (2) through (5) in the prior paragraph, and be supplemented not later than ten days following the record date for the determination of stockholders entitled to notice of the meeting to disclose the information contained in clauses (3) and (4) in the prior paragraph as of the record date (except that the references to “business” in such clauses shall instead refer to nominations of directors) and (ii) a statement whether either such stockholder will deliver a proxy statement and form of proxy to holders at least the percentage of the Company’s voting shares reasonably believed by such stockholder to be necessary to elect such nominee(s).
These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that before the first date on which, after giving effect to the vote per share provisions in our amended and restated certificate of incorporation, the total aggregate number of votes represented by all then-issued and outstanding shares of Class A-2 common stock constitute less than 51% of the total aggregate number of votes represented by all then-issued and outstanding shares of our capital stock, or the Written Consent Threshold Date, our stockholders may only take action by written consent if such action is first recommended or approved by our board of directors. Following the Written Consent Threshold Date, our stockholders will not be able to take action by written consent for any matter and may only take action at annual or special meetings. As a result, a holder controlling 66-2/3% of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, unless previously approved by our board of directors. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by our board of directors, the chairperson of our board of directors, our Chief Executive Officer, or our President (in the absence of a Chief Executive Officer), thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
No Cumulative Voting.    The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Directors Removed Only for Cause.    Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.
Amendment of Charter Provisions.    Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding capital stock, which, for so long as the holders of Class A-2 common stock are entitled to at least 51% of the overall voting power of our capital stock, will require the approval by holders of Class A-2 common stock.
Issuance of Undesignated Preferred Stock.     Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
The foregoing provisions will make it more difficult for our existing stockholders, other than holders of our Class A-1 and A-2 common stock, to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders, other than the holders of our Class A-1 and Class A-2 common stock, or another party to effect a change in management.
These provisions, including the tri-class structure of our common stock, are intended to preserve our existing founder control structure after completion of our initial public offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Transfer Agent and Registrar
Upon completion of this offering, the transfer agent and registrar for our Class A-1, Class A-2 and Class B common stock will be American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.
Limitations of Liability and Indemnification
See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”
Listing
We have applied to list our Class B common stock on Nasdaq under the symbol “XM.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class B common stock, and we cannot predict the effect, if any, that market sales of shares of our Class B common stock or the availability of shares of our Class B common stock for sale will have on the market price of our Class B common stock prevailing from time to time. Future sales of our Class B common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class B common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class B common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Following the completion of this offering, based on the number of shares of our capital stock outstanding as of September 30, 2018 and the net issuance of shares of Class B common stock that will vest and be issued from the settlement of certain outstanding RSUs subject to a performance condition for which the service-based vesting condition was satisfied, we will have a total of           shares of our Class B common stock outstanding, 81,636,234 shares of our Class A-1 common stock outstanding and 101,395,607 shares of our Class A-2 common stock outstanding. Of these outstanding shares, all           shares of our Class B common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Class A-1, Class A-2, and Class B common stock will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us and have entered into or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and the provisions of our IRA described above under the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class B common stock sold in this offering will be immediately available for sale in the public market; and

•
beginning 181 days after the date of this prospectus, the remainder of the outstanding shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

In addition, we expect that up to               shares of our Class B common stock may be sold in open market transactions within 180 days following the closing of this offering to generate enough proceeds to cover taxes that may become due as a result of the vesting and/or settlement of RSUs that are scheduled to vest and/or settle at, or in the 180 days following, the offering. Of these shares, the shares that are not sold to cover such taxes will remain subject to lock-up agreements with the underwriters. In addition, we expect that up to               shares of our Class B common stock may be delivered to our employees and former employees as a result of the vesting and/or settlement of RSUs that are scheduled to vest and/or settle at, or in the 180 days following, the offering.
Market Standoff Agreements and Lock-Up Agreements
All of our executive officers, directors and holders of substantially all of our Class A-1, Class A-2, and Class B common stock and securities convertible into or exchangeable for our Class A-1, Class A-2, and Class B common stock have entered into market standoff agreements with us and have entered into or will enter into lock-up agreements with the underwriters under which they have agreed or will agree that, subject to specific exceptions, they will not offer for sale, sell, contract to sell, grant any option for the sale of, transfer, or otherwise dispose of any shares of our common stock, options, or warrants to acquire shares of our common stock, or any security or instrument related to such common stock, option, or warrant for a period of at least 180 days following the date of this prospectus. Participants in our directed share program will not be subject to the lock-up restriction with the underwriters with respect to any shares of our Class B common stock purchased through the directed share program. Either Morgan Stanley & Co. LLC or Goldman Sachs & Co. LLC may, in its sole discretion, release any of the securities subject to the lock-up agreements with the underwriters at any time. See the section titled “Underwriters.”
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our Class B common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to market standoff agreements with us or lock-up agreements with the underwriters as described above and under the section titled “Underwriters” and will not become eligible for sale until the expiration of those agreements.
Registration Rights
Pursuant to our IRA, the holders of up to  188,341,531 shares of our Class A-1, Class A-2, and Class B common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of the aggregate number of Class B shares into which their Class A-1 and Class A-2 common stock convert under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradeable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.
Registration Statement
We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options and restricted stock units outstanding, as well as reserved for future issuance, under our equity compensation plans and arrangements. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefits and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS B COMMON STOCK
The following is a discussion of the material U.S. federal income and estate tax consequences relating to ownership and disposition of our Class B common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Class B common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•
a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Internal Revenue Code of 1986, as amended (the “Code”) have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a United States person under applicable U.S. Treasury Regulations.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).
This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.
We assume in this discussion that each non-U.S. holder holds shares of our Class B common stock as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of state, local or non-U.S. taxes, alternative minimum tax, or U.S. federal taxes other than income and estate taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	tax-qualified retirement plans;

•	tax-exempt organizations;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our Class B common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	certain U.S. expatriates;

•	persons who have elected to mark securities to market;

•	persons subject to the unearned income Medicare contribution tax;

•	persons that elect to apply Section 1400Z-2 to gains recognized with respect to shares of Class B common stock; or

•	persons that acquire our Class B common stock as compensation for services.
In addition, this discussion does not address the tax treatment of partnerships (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other entities that are transparent for U.S. federal income tax purposes or persons who hold their Class B common stock through partnerships or other entities that are transparent for U.S. federal income tax purposes. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Class B common stock through a partnership or other transparent entity, as applicable.
Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.
Distributions on Our Class B Common Stock
We do not expect to pay any dividends in the foreseeable future. See the section titled “Dividend Policy.” However, in the event that we do pay distributions of cash or property on our Class B common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in our Class B common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Sale, Exchange or Other Taxable Disposition of Class B Common Stock.”
Subject to the discussion of effectively connected income below and the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act”, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
A non-U.S. holder of our Class B common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence with respect to U.S. withholding taxes generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements.
A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain this exemption, a non-U.S. holder must generally provide a properly executed original and unexpired IRS Form W-8ECI properly certifying such exemption. However, such U.S. effectively connected income is taxed at the same graduated

U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.
Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. The certification requirements described above also may require a non-U.S. holder to provide its U.S. taxpayer identification number.
Gain on Sale, Exchange or Other Taxable Disposition of Class B Common Stock
Subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of our Class B common stock unless:

•
the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•
the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount by which the non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition (without taking into account any capital loss carryovers); or

•
we are or were a “U.S. real property holding corporation” during a certain look-back period, unless our Class B common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our Class B common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we have not been and are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding
We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class B common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our Class B common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.
Information reporting and backup withholding generally will apply to the proceeds of a disposition of our Class B common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S.

ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
Foreign Account Tax Compliance Act
Legislation commonly referred to as the Foreign Account Tax Compliance Act and associated guidance, or collectively, FATCA, will generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a “foreign financial institution” (as defined in the Code), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or another applicable exception applies or such institution is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. FATCA will also generally impose a 30% withholding tax on any “withholdable payment” (as defined below) to a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity (which generally includes any United States person who directly or indirectly owns more than 10% of the entity), if any, or another applicable exception applies or such entity is compliant with applicable foreign law enacted in connection with an applicable intergovernmental agreement between the United States and a foreign jurisdiction. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.
Under final regulations and other current guidance, the withholding provisions described above apply currently to dividends on our Class B common stock and will apply to the gross proceeds of a disposition of our Class B common stock on or after January 1, 2019. The FATCA withholding tax will apply regardless of whether a payment would otherwise be exempt from or not subject to U.S. nonresident withholding tax (e.g., as capital gain).
Federal Estate Tax
Class B common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.
The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our Class B common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Barclays Capital Inc.
RBC Capital Markets, LLC
Jefferies LLC
Deutsche Bank Securities Inc.
BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.
Raymond James & Associates, Inc.
Canaccord Genuity LLC
Robert W. Baird & Co. Incorporated
BTIG, LLC
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class B common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class B common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class B common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares of Class B common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters initially propose to offer part of the shares of Class B common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class B common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of Class B common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class B common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class B common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class B common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $           . The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering. We have also agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $           .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class B common stock offered by them.
We have applied to list our Class B common stock on Nasdaq under the trading symbol “XM.”
We and all of our directors and officers and the holders of substantially all of our outstanding securities have agreed that, without the prior written consent of either Morgan Stanley & Co. LLC or Goldman Sachs & Co. LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;
whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of either Morgan Stanley & Co. LLC or Goldman Sachs & Co. LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and securityholders with respect to the (i) transfers of our common stock acquired in open market transactions after the completion of this offering provided that no filing under Section 16(a) of the Exchange Act or other public announcement would be required or voluntarily made; (ii) transfers of our common stock as bona fide gifts, by will, to an immediate family member or to certain trusts provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership would be required or voluntarily made; (iii) distributions of our common stock to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate, or to an entity controlled or managed by an affiliate provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership would be required or voluntarily made; (iv) distributions of our common stock to the stockholders, partners or members of such holders provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (v) (i) the receipt of shares of our common stock upon the settlement of RSUs or the transfer of shares of common stock to the Company upon a vesting or settlement event of RSUs (including by means of a “net settlement” or otherwise); (vi) (A) the receipt of shares of our common stock upon the exercise of stock options or the exercise of warrants, or (B) the transfer of shares of our common stock to the Company upon the exercise of options or warrants on a “cashless” or “net exercise” basis; provided that in the case of clause (B), no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement reporting a reduction in the aggregate beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made within 30 days following the date of the final prospectus (vii) the establishment by such holders of trading plans under Rule 10b5-1 under the Exchange Act provided that such plan does not provide for the transfer of common stock during the restricted period; (viii) transfers of our common stock pursuant to a domestic order, divorce settlement; (ix) transfers of our common stock to us pursuant to (A) our right to repurchase common stock pursuant to an equity incentive plan described in this prospectus in connection with the termination of services of such holders provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made within 75 days after such termination of services or (B) any right of first refusal we may have over such shares; (x) conversion of our outstanding convertible preferred stock into common stock in connection with the closing of this offering; (xi) any sales of up to             shares of our common stock in the aggregate in open market transactions to generate such amount of net proceeds to such holders in an aggregate amount up to the total amount of taxes that become due by such holder as a result of the vesting and/or settlement of equity awards that are scheduled to vest and/or settle immediately prior to or during the restricted period, provided that no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement reporting a reduction in the aggregate beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made within 60 days following the date of the final prospectus; and (xii) transfers of our common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors.
Certain of these exceptions are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions.
Either Morgan Stanley & Co. LLC or Goldman Sachs & Co. LLC , in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements.
In order to facilitate the offering of the Class B common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class B common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class B common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class B common stock in the open market to stabilize the price of the Class B common stock. These activities may raise or maintain the market price of the Class B common stock above independent market levels or prevent or retard a decline in the market price of the Class B common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class B common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class B common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 7% of the shares of our Class B common stock offered hereby for persons associated with us who have expressed an interest in purchasing our Class B common stock in this offering. None of our directors, executive officers, or employees will purchase shares of our Class B common stock in the directed share program. The number of shares of our Class B common stock available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares of our Class B common stock. Any reserved shares of our Class B common stock not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class B common stock. Participants in the directed share program will not be subject to the lock-up restriction with the underwriters with respect to any shares of our Class B common stock purchased through the directed share program.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class B common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class B common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of either Morgan Stanley & Co. LLC or Goldman Sachs & Co. LLC for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class B common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class B common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class B common stock to be offered so as to enable an investor to decide to purchase any shares of our Class B common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
Each underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares of our Class B common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class B common stock in, from or otherwise involving the United Kingdom.

Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Russia
Under Russian law, shares of Class B common stock may be considered securities of a foreign issuer. Neither we, nor this prospectus, nor shares of our Class B common stock have been, or are intended to be, registered with the Central Bank of the Russian Federation under the Federal Law No. 39-FZ “On Securities Market” dated April 22, 1996 (as amended, the “Russian Securities Law”), and none of the shares of our Class B common stock are intended to be, or may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for reoffering or re-sale, directly or indirectly, in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.
The information provided in this prospectus does not constitute any representation with respect to the eligibility of any recipients of this prospectus to acquire shares of our Class B common stock under the laws of the Russian Federation, including, without limitation, the Russian Securities Law and other applicable legislation.
This prospectus is not to be distributed or reproduced (in whole or in part) in the Russian Federation by the recipients of this prospectus. Recipients of this prospectus undertake not to offer, sell or deliver, directly or indirectly, or offer or sell to any person for reoffering or re-sale, directly or indirectly, shares of our Class B common stock in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.
Recipients of this prospectus understand that respective receipt/acquisition of shares of our Class B common stock is subject to restrictions and regulations applicable from the Russian law perspective.
Switzerland
The shares of Class B common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
New Zealand
The shares of Class B common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

(a)	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(b)	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(c)
to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

(d)
in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Hong Kong
The shares of Class B common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of Class B common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class B common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class B common stock.
Accordingly, the shares of Class B common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors, or QII
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class B common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class B common stock. The shares of Class B common stock may only be transferred to QIIs.

For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class B common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class B common stock. The shares of Class B common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class B common stock may not be circulated or distributed, nor may the shares of Class B common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of Class B common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of Class B common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS
Goodwin Procter LLP, Redwood City, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class B common stock being offered by this prospectus. The underwriters have been represented by Cooley LLP, San Francisco, California.

EXPERTS
The consolidated financial statements of Qualtrics International Inc. at December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class B common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class B common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.Qualtrics.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of Qualtrics International Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Qualtrics International Inc. (the Company) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive income (loss), redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2013.
Salt Lake City, Utah
July 27, 2018,
except for the third paragraph of Note 2, as to which the date is
October 25, 2018

Qualtrics International Inc.
Consolidated Balance Sheets
(In thousands, except par value)

				Pro forma stockholders' equity (deficit) as of September 30, 2018

	As of December 31,		As of September 30,
	2016	2017	2018
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$61,860	$113,435	$137,739
Accounts receivable, net of allowance	60,515	81,691	86,023
Deferred contract acquisition costs, net	7,440	10,801	13,644
Prepaid expenses and other current assets(1)	10,290	16,797	13,422
Total current assets	140,105	222,724	250,828
Property and equipment, net	19,901	28,027	36,092
Goodwill	645	645	3,840
Intangible assets, net	1,439	1,212	6,646
Deferred contract acquisition costs, noncurrent, net	17,516	24,910	31,442
Other assets(1)	1,094	2,819	5,469
Total assets	$180,700	$280,337	$334,317
Liabilities, redeemable convertible preferred stock, and stockholders' deficit
Current liabilities:
Accounts payable(1)	$9,511	$11,375	$11,236
Accrued liabilities	16,098	21,510	27,149
Deferred tax liabilities, net	549	1,160	2,070
Deferred revenue	131,943	180,414	224,311
Total current liabilities	158,101	214,459	264,766
Deferred revenue, net of current portion	1,448	4,731	3,888
Other liabilities	4,097	4,135	5,900
Total liabilities	$163,646	$223,325	$274,554
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, $0.0001 par value, 180,607 shares authorized as of December 31, 2016, and 207,061 shares authorized as of December 31 2017, and September 30, 2018 (unaudited); 180,607 shares issued and outstanding as of December 31, 2016, and 183,032 shares issued and outstanding as of December 31, 2017, and September 30, 2018 (unaudited); no shares authorized, issued, and outstanding pro forma (unaudited)	99,762	129,609	129,609
Stockholders' deficit:

The accompanying notes are an integral part of these consolidated financial statements.

Common Stock, $0.0001 par value; Class A-1 common stock - no shares authorized, issued, or outstanding as of December 31, 2016, and 81,636 shares authorized and no shares issued and outstanding as of December 31, 2017 and September 30, 2018 (unaudited), and 81,636 shares authorized, issued, and outstanding pro forma (unaudited); Class A-2 common stock - no shares authorized, issued, or outstanding as of December 31, 2016, and 112,898 shares authorized and no shares issued and outstanding as of December 31, 2017 and September 30, 2018 (unaudited), and 101,396 shares authorized, issued, and outstanding pro forma (unaudited); Class B common stock - 196,500 shares authorized as of December 31, 2016, 215,971 shares authorized as of December 31, 2017, 229,471 shares authorized as of September 30, 2018 (unaudited); 2,770, 3,545, and 3,609 shares issued and outstanding as of December 31, 2016 and 2017, and September 30, 2018 (unaudited), respectively, and      authorized, issued, and outstanding pro forma (unaudited)
	1	1	1
Additional paid in capital	1,227	8,174	10,747
Accumulated other comprehensive income (loss)	(56)	552	(765)
Accumulated deficit	(83,880)	(81,324)	(79,829)
Total stockholders' deficit	(82,708)	(72,597)	(69,846)
Total liabilities, redeemable convertible preferred stock, and stockholders' deficit	$180,700	$280,337	$334,317
____________________
(1) Includes amounts attributable to related party transactions. See Note 15 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

Qualtrics International Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Revenue:
Subscription	$142,525	$213,274	$151,699	$215,533
Research on Demand	38,147	51,812	37,524	51,489
Professional services and other	9,931	24,817	17,856	22,544
Total revenue	190,603	289,903	207,079	289,566
Cost of revenue(1)(2)(3):
Subscription	27,904	25,552	18,162	26,520
Research on Demand	21,322	26,639	19,585	22,237
Professional services and other	11,754	26,893	18,859	27,581
Total cost of revenue	60,980	79,084	56,606	76,338
Gross Profit	129,623	210,819	150,473	213,228
Operating expenses(1)(2)(3):
Research and development	22,303	40,680	29,078	45,643
Sales and marketing	95,919	140,524	102,994	138,318
General and administrative	21,909	26,522	17,239	26,958
Total operating expenses	140,131	207,726	149,311	210,919
Operating income (loss)	(10,508)	3,093	1,162	2,309
Other non-operating income (expense), net	(501)	1,370	1,131	274
Income (loss) before income taxes	(11,009)	4,463	2,293	2,583
Provision for income taxes	1,025	1,907	1,322	1,088
Net income (loss)	$(12,034)	$2,556	$971	$1,495
Net income (loss) per share attributable to common stockholders, basic	$(4.85)	$0.01	$0.01	$0.01
Net income (loss) per share attributable to common stockholders, diluted	$(4.85)	$0.01	$0.01	$0.01
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic	2,482	2,889	2,801	3,597
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, diluted	2,482	185,734	185,493	186,934
Pro forma net income per share attributable to common stockholders, basic (unaudited)
Pro forma net income per share attributable to common stockholders, diluted (unaudited)
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, basic (unaudited)
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
			(unaudited)
Cost of revenue	$7	$7	$6	$4
Research and development	309	1,438	1,348	1,568
Sales and marketing	64	4,415	4,414	559
General and administrative	322	1,087	750	973
____________________

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(In thousands)
			(unaudited)
Cost of revenue	$81	$135	$101	$500
Research and development	—	—	—	—
Sales and marketing	47	32	30	111
General and administrative	59	59	44	104
____________________

(3)	Includes amounts attributable to related party transactions. See Note 15 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

Qualtrics International Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Net income (loss)	(12,034)	2,556	971	1,495
Other comprehensive income (loss):
Foreign currency translation gain (loss), net of tax	(133)	608	504	(1,317)
Comprehensive income (loss)	$(12,167)	$3,164	$1,475	$178

The accompanying notes are an integral part of these consolidated financial statements.

Qualtrics International Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2016	180,607	$99,762	2,113	$—	$395	$77	$(71,846)	$(71,374)
Stock-based compensation	—	—	—	—	702	—	—	702
Issuance of common stock for Statwing Acquisition	—	—	35	—	130	—	—	130
Conversion of restricted stock to common stock	—	—	622	1	—	—	—	1
Net loss	—	—	—	—	—	—	(12,034)	(12,034)
Foreign currency translation adjustment	—	—	—	—	—	(133)	—	(133)
Balance, December 31, 2016	180,607	$99,762	2,770	$1	$1,227	$(56)	$(83,880)	$(82,708)
Stock-based compensation	—	—	—	—	6,947	—	—	6,947
Conversion of restricted stock to common stock	—	—	775	—	—	—	—	—
Issuance of Series B-3 and B-5 preferred stock, net of issuance costs	12,527	154,844	—	—	—	—	—	—
Repurchase of Series A-1 and A-2 preferred stock	(10,102)	(124,997)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	2,556	2,556
Foreign currency translation adjustment	—	—	—	—	—	608	—	608
Balance, December 31, 2017	183,032	$129,609	3,545	$1	$8,174	$552	$(81,324)	$(72,597)
Stock-based compensation (unaudited)	—	—	—	—	3,104	—	—	3,104
Conversion of restricted stock to common stock (unaudited)	—	—	104	—	—	—	—	—
Repurchase of Class B common stock (unaudited)			(40)		(531)			(531)
Net income (unaudited)	—	—	—	—	—	—	1,495	1,495
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	(1,317)	—	(1,317)
Balance, September 30, 2018 (unaudited)	183,032	$129,609	3,609	$1	$10,747	$(765)	$(79,829)	$(69,846)
The accompanying notes are an integral part of these consolidated financial statements.

Qualtrics International Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Operating activities
Net income (loss)	$(12,034)	$2,556	$971	$1,495
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	8,972	10,787	7,744	10,790
Stock-based compensation	702	6,947	6,518	3,104
Amortization of deferred contract acquisition costs	6,540	9,553	6,867	9,638
Deferred income taxes	223	611	587	929
Tax benefit from business combinations	(194)	—	—	(828)
Changes in assets and liabilities:
Accounts receivable, net	(24,927)	(21,176)	2,376	(4,332)
Prepaid expenses and other current assets	(3,537)	(6,662)	682	3,472
Deferred contract acquisition costs, net	(13,063)	(19,718)	(14,689)	(19,476)
Other assets(1)	195	(1,498)	(3,624)	20
Accounts payable	1,001	1,484	(1,099)	(353)
Accrued liabilities	5,251	5,095	1,484	5,186
Deferred revenue	47,461	51,753	28,350	43,054
Other liabilities	1,216	(114)	(111)	(190)
Net cash provided by operating activities	17,806	39,618	36,056	52,509

Investing activities
Cash paid for intangible assets	—	—	—	(1,500)
Cash paid for business combinations, net of cash acquired	(966)	—	—	(7,016)
Capital expenditures	(14,372)	(18,272)	(11,350)	(16,388)
Net cash used in investing activities	(15,338)	(18,272)	(11,350)	(24,904)

Financing activities
Proceeds from issuance of series B-3 and B-5 redeemable convertible preferred stock, net of issuance costs	—	154,844	154,846	—
Repurchase of series A-1 and A-2 redeemable convertible preferred stock	—	(124,997)	(124,999)	—
Deferred financing costs	(130)	—	—	(2,414)
Net cash provided by (used in) financing activities	(130)	29,847	29,847	(2,414)
Effect of exchange rate changes on cash and cash equivalents	(82)	382	270	(887)
Net increase in cash and cash equivalents	2,256	51,575	54,823	24,304

The accompanying notes are an integral part of these consolidated financial statements.

Cash and cash equivalents:
Beginning of period	59,604	61,860	61,860	113,435
End of period	$61,860	$113,435	$116,683	$137,739

Supplemental cash flow disclosure:
Cash paid for income taxes, net of tax refunds	$545	$1,234	$944	$833

Non-cash investing and financing activities:
Capital expenditures incurred but not yet paid	$964	$287	$—	$89
Business combination consideration in accrued liabilities	222	—	222	—
Common stock issued in connection with business combination	130	—	—	—
Construction costs capitalized under build-to-suit lease	—	—	—	2,008
Deferred financing costs included in accounts payable	—	—	—	485
Class B common stock repurchase included in accrued liabilities	—	—	—	531
Leasehold improvements	583	—	—	—
____________________
(1) Includes amounts attributable to related party transactions. See Note 15 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

Qualtrics International Inc.
Notes to Consolidated Financial Statements
1. Description of the Business
Business
Qualtrics International Inc. (“Qualtrics” or “the Company”) was incorporated in the state of Delaware in September 2014. Qualtrics has built the first experience management platform (“XM™ Platform”) to manage customer, employee, brand, and product experiences. The Company sells subscriptions to its XM™ Platform.
2. Summary of Significant Accounting Policies
Basis of presentation and principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles (“GAAP”). The accompanying consolidated financial statements include the accounts of Qualtrics and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
On January 1, 2017, the Company early adopted the requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company’s adoption of Topic 606 is discussed in detail below in Recently adopted accounting pronouncements. Topic 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, references to Topic 606 used herein refer to both Topic 606 and Subtopic 340-40. The Company adopted Topic 606 with retrospective application to the beginning of the earliest period presented.
Stock Split
On October 24, 2018, the Company amended its restated certificate of incorporation to effect a two-for-one reverse stock split of its common stock and redeemable convertible preferred stock. On the effective date of the reverse stock split, (1) each two shares of outstanding redeemable convertible preferred stock and common stock were reduced to one share of redeemable convertible preferred stock and common stock, respectively; (2) the number of shares of common stock issuable under each outstanding option to purchase common stock and issuable upon vesting under each restricted stock unit was proportionately reduced on a two-for-one basis; (3) the exercise price of each outstanding option to purchase common stock was proportionately increased on a two-for-one basis; and (4) corresponding adjustments in the per share conversion prices, dividend rates, and liquidation preferences of the convertible preferred stock were made. All of the share and per share information referenced throughout the consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.
Unaudited interim consolidated financial statements
The accompanying interim consolidated balance sheet as of September 30, 2018 , the consolidated statements of operations, comprehensive income (loss), and cash flows for the nine months ended September 30, 2017 and 2018 , and the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2018 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. The interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of September 30, 2018 , and the results of operations and cash flows for the nine months ended September 30, 2017 and 2018 . The financial data and the other information disclosed in these notes are unaudited. The results for the nine months ended September 30, 2018 are not necessarily indicative of the operating results expected for the full fiscal 2018 year or any future period.

Unaudited pro forma statement of stockholder’s equity (deficit) and pro forma net income (loss) per share
Upon the consummation of the Company’s initial public offering (“IPO”), all of the 183,031,841 shares of redeemable convertible preferred stock will convert into an equivalent number of shares of common stock. The accompanying pro forma stockholders’ deficit information as of September 30, 2018 (unaudited) has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 183,031,841 shares of common stock. The unaudited pro forma net income (loss) per share for the year ended December 31, 2017 and for the nine months ended September 30, 2018 has been computed to give effect to the automatic conversion of the Company’s redeemable convertible preferred stock into common stock as though the conversion had occurred as of the beginning of the period.
As described in detail in Note 12 and “Stock-Based Compensation” below, the Company has granted two-tier restricted stock (“RSAs”) and two-tier restricted stock units (“RSUs”) that vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition, defined as the earlier of (i) an acquisition or change in control of the Company or (ii) upon the occurrence of an initial public offering by the Company. A change in control event and effective registration event are not deemed probable until consummated. At the time the performance vesting condition becomes probable, the Company will recognize the cumulative stock-based compensation expense for the two-tier RSAs and RSUs that have met their service-based vesting condition using the accelerated attribution method. Accordingly, the unaudited pro forma stockholder’s deficit information as of September 30, 2018 , gives effect to stock-based compensation expense of approximately $ 99.8 million  associated with these awards using the accelerated attribution method. This pro forma adjustment related to stock-based compensation expense of approximately $ 99.8 million  has been reflected as an increase to additional paid-in capital and accumulated deficit. The unaudited pro forma stockholders’ deficit gives effect to the assumed conversion of the two-tier RSAs and RSUs that had satisfied the service-based vesting condition and the performance vesting condition as of September 30, 2018 , and will convert into             shares of Class B common stock, net of            shares repurchased for tax withholding obligations.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of revenue and expenses during the reporting period. The Company’s most significant estimates and judgments involve revenue recognition with respect to the determination of the standalone selling prices for the Company’s services, deferred contract acquisition costs, the period of benefit generated from deferred contract acquisition costs, valuation of the Company’s stock-based compensation, including the underlying deemed estimated fair value of the Company’s common stock, valuation of deferred income tax assets and liabilities, uncertain tax positions, contingencies, goodwill and intangible assets, and litigation. Actual results could differ from those estimates.
Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the CODM. The Company’s CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment.
Foreign currency transactions
The assets and liabilities of the Company’s foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date and revenue and expense amounts are translated at the average exchange rate for the period. Foreign currency translation gains and losses are recorded in other comprehensive income (loss). Exchange rate differences resulting from translation adjustments are accounted for as a component of accumulated other comprehensive income (loss).

Gains and losses, whether realized or unrealized, from foreign currency transactions (those transactions denominated in currencies other than the entities’ functional currency) are included in other income (expense), net. The Company recorded $0.6 million in net foreign currency transaction losses in the year ended December 31, 2016 , and $1.0 million in net foreign currency transaction gains in the year ended December 31, 2017 . The Company recorded $1.0 million and $(0.5) million in net foreign currency transaction gains (losses) for the nine months ended September 30, 2017 and 2018 (unaudited), respectively.
Revenue recognition
The Company elected to early adopt Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, using the full retrospective transition method. Under this method, the Company is presenting the consolidated financial statements for the years ended December 31, 2016 and 2017 as if Topic 606 had been effective for those periods.
The Company recognizes revenue from its service/product lines when control is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services. Sales and other taxes collected from customers to be remitted to government authorities are excluded from revenue. The Company accounts for revenue contracts with customers by applying the requirements of Topic 606, which includes the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in a contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, performance obligations are satisfied
The Company derives revenue from three solutions:
Subscription revenue
The Company generates revenue primarily from sales of subscriptions to access its XM™ Platform, together with related support services to its customers. Arrangements with customers do not provide the customer with the right to take possession of the software operating the XM™ Platform at any time. Instead, customers are granted continuous access to the XM™ Platform over the contractual period. Access to our platform represents a series of distinct services as the Company continually provides access to, and fulfills its obligation to the end customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. Accordingly, the fixed consideration related to subscription revenue is generally recognized on a straight-line basis over the contract term, beginning on the date that the service is made available to the customer.
The Company’s subscription contracts generally have annual contractual terms while some have multi-year contractual terms. The Company generally bills annually in advance with net 30 payment terms. The Company’s agreements generally cannot be canceled with refund.
Research on Demand revenue
Research on Demand is a solution provided to existing subscription customers. Research on Demand arrangements are distinct from subscription revenue services. Research on Demand revenue is recognized upon completion, because completion and delivery of the results is considered a separate performance obligation satisfied at a point in time.
Professional services and other revenue
Professional services and other revenue includes fees associated with new and expanding customers requesting implementation, integration services, and other ancillary services. These services are distinct from subscription revenue services. Revenue from professional services and other revenue related to customized software coding is recognized upon completion, because the customer consumes the intended benefit and assumes control upon final completion of the custom coding. Revenue from professional services and other revenue related to implementation and other ancillary services is recognized as the services are performed, because the customer consumes the benefit as the services are provided.
Contracts with Multiple Performance Obligations
Some contracts with customers contain multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines standalone selling prices considering market conditions and based on overall pricing objectives such as observable standalone selling prices, and other factors, including the value of contracts, types of services sold, customer demographics, and the number and types of users within such contracts.
Variable Consideration
If the Company’s services do not meet certain service level commitments, certain customers are entitled to receive service credits, and in certain cases, refunds, each representing a form of variable consideration. Historically, the Company has not experienced any significant incidents affecting the defined levels of reliability and performance as required by its subscription contracts. Accordingly, any estimated refunds related to these agreements in the consolidated financial statements is not material during the periods presented.
The Company applied the practical expedient in Topic 606 and did not evaluate contracts of one year or less for the existence of a significant financing component. The Company determined that no significant financing component existed on its multi-year contracts, as these contracts were structured for purposes other than obtaining financing from customers. Additionally, prices are generally fixed at contract inception; therefore, the Company’s contracts do not contain a significant amount of variable consideration.
Contract Balances
The Company bills in advance for annual contracts, and at times enters into non-cancelable multi-year deals. Non-cancelable multi-year deals typically include price escalations each year. The Company recognizes revenue on a straight-line basis over the non-cancelable term and accounts for the difference between straight-line revenue and annual invoice amounts as a contract asset. These current and noncurrent amounts of contract assets included in prepaid and other current assets and other assets were de minimis as of December 31, 2016 . The current and noncurrent portion of contract assets included in prepaid and other current assets and other assets as of December 31, 2017 were $0.1 million and $0.8 million, respectively. The current and noncurrent portion of contract assets included in prepaid and other current assets and other assets as of September 30, 2018 (unaudited) were $0.4 million and $1.3 million , respectively.
The Company records contract liabilities to deferred revenue when cash payments are received or due in advance of performance. Deferred revenue primarily relates to the advance consideration received from the customer. The following table shows the amount of revenue included in prior period deferred revenue for each of the Company’s revenue generating solutions (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Subscription revenue:
Revenue included in prior period deferred revenue	$73,420	$113,406	$96,142	$131,451
Revenue generated from same period billings	69,105	99,868	55,557	84,082
Total subscription revenue	$142,525	$213,274	$151,699	$215,533

Research on Demand revenue:
Revenue included in prior period deferred revenue	$5,774	$7,235	$5,835	$14,062
Revenue generated from same period billings	32,373	44,577	31,689	37,427
Total Research on Demand revenue	$38,147	$51,812	$37,524	$51,489

Professional services and other revenue:
Revenue included in prior period deferred revenue	$4,301	$12,285	$10,306	$13,343
Revenue generated from same period billings	5,630	12,532	7,550	9,201
Total professional services and other revenue	$9,931	$24,817	$17,856	$22,544
Remaining Performance Obligations
As of December 31, 2017 , the future estimated revenue related to unsatisfied performance obligations was $207.4 million, with approximately 91% of such amount expected to be recognized as revenue over the succeeding 12 months, with the balance recognized thereafter. As of September 30, 2018 (unaudited), the future estimated revenue related to unsatisfied performance obligations was $271.5 million, with approximately 87% of such amount expected to be recognized as revenue over the succeeding 12 months, with the balance recognized thereafter.
Disaggregation of Revenue
The following table summarizes the revenue by region based on the shipping address of customers who have contracted to use our cloud platform (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
United States	$153,947	$227,907	$163,598	$224,375
International	36,656	61,996	43,481	65,191
Total revenue	$190,603	$289,903	$207,079	$289,566
No single country outside the United States accounted for 10% or more of revenue during the years ended December 31, 2016 and 2017, and the nine months ended September 30, 2017 and 2018 .
Stock-based compensation
The Company measures and recognizes compensation expense for stock-based payment awards, including restricted stock awards (“RSAs”), restricted stock units (“RSUs”), and stock options granted to employees and advisors, based on the grant date fair value of the awards. Awards granted to non-employees are marked-to-market each quarter. The grant date fair value of stock options is estimated using a Black-Scholes option pricing model. The fair value of stock-based compensation for stock options is recognized on a straight-line basis over the period during which services are provided in exchange for the award. The grant date fair value of RSAs and RSUs is estimated based on the fair value of the underlying common stock.
As discussed in detail in Note 12, the Company issues two types of RSAs, one-tier and two-tier. One-tier RSAs vests solely on a service-based condition.  For these awards, the Company recognizes stock-based compensation expense on a straight-line basis over the vesting period. Two-tier RSAs contain both a service-based condition and performance condition, defined as the earlier of (i) an acquisition or change in control of the Company or (ii) upon the occurrence of an initial public offering by the Company. A change in control event and effective registration event are not deemed probable until consummated; accordingly, no expense is recorded related to two-tier RSAs until the performance condition becomes probable of occurring. Awards which contain both service-based and performance conditions are recognized using the accelerated attribution method once the performance condition is probable of occurring.
As discussed in detail in Note 12, all of the Company’s RSUs contain both a service-based condition and performance condition, defined as the earlier of (i) an acquisition or change in control of the Company or (ii) upon the occurrence of an initial public offering by the Company. A change in control event and effective registration event are not deemed probable until consummated; accordingly, no expense is recorded related to RSUs until the performance condition becomes probable of occurring. Awards which contain both service-based and performance conditions are recognized using the accelerated attribution method once the performance condition is probable of occurring.
On January 1, 2017, the Company adopted ASU No. 2016-09: Improvement to Employee Share-based Payment Accounting (Topic 718) issued by the Financial Accounting Standards Board, which among other items, provides an accounting policy election to account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. The Company elected to account for forfeitures as they occur and therefore, stock-based compensation expense for the year ended December 31, 2017, and for the nine months ended September 30, 2017 and 2018 , have been calculated based on actual forfeitures in the Company’s consolidated statements of operations. The net cumulative effect of this change as of January 1, 2017, was not material.
Net income (loss) per share attributable to common stockholders
Basic and diluted net income (loss) per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all of its redeemable convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of redeemable convertible preferred stock do not have a contractual obligation to share in losses. The Company allocates net income attributed to common stockholders to the redeemable convertible preferred stock on an as if converted basis, as the holders of redeemable convertible preferred stock have preference to any dividends declared.
Under the two-class method, basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.
Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of redeemable convertible preferred stock, one-tier restricted stock and stock options. In periods where basic earnings per share is negative, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share. In periods where basic earnings per share is positive, dilutive securities increase the weighted average shares used in computing diluted earnings per share and accordingly, diluted earnings per share is less than basis earnings per share.
Cost of revenue
Cost of revenue includes expenses related to operating the Company’s cloud platform in data centers, depreciation of the Company’s data center equipment, and the amortization of the Company’s capitalized internal-use software and acquired technology. Cost of revenue also includes employee-related costs, including salaries, bonuses, stock-based compensation expense, and employee benefit costs associated with the Company’s customer support and cloud operations organizations. Additionally, the Company makes allocations of certain overhead costs, primarily based on headcount.
Advertising and promotional expense
Advertising and promotional expenses are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2016 and 2017 and for the nine months ended September 30, 2017 and 2018 (unaudited) were $1.4 million, $1.8 million, $0.5 million, and $0.9 million, respectively.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less from the date of purchase. The Company maintains cash and cash equivalents at financial institutions, which at times may not be federally insured or may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on such accounts. Cash and cash equivalents are recorded at cost, which approximates fair value.
Accounts receivable and allowances
Accounts receivable are recorded at the invoiced amount, net of allowances. Accounts receivable are typically due within 30 days from the date of invoice. Customer balances outstanding longer than the contractual payment terms are considered past due.
In the event of lack of payment from a customer for issues unrelated to credit risk, the Company cancels the customer’s subscription access or service and writes off the corresponding accounts receivable with reductions to revenue and deferred revenue. Write-offs to revenue and deferred revenue from cancellations are based upon the composition of revenue recognized and deferred revenue remaining at the time of cancellation.
In the event of lack of payment due to a bankruptcy or other credit-related issues of a customer, the Company writes off the related accounts receivable with a charge to bad debt expense in the consolidated statements of comprehensive income (loss). Bad debt expense was not material for the years ended December 31, 2016 and 2017, or for the nine months ended September 30, 2017 and 2018 (unaudited).
The Company considers the lack of payment for issues unrelated to credit risk to be variable consideration and estimates the impact to revenue and deferred revenue on a portfolio basis. This estimated allowance is based upon historical cancellation patterns due to lack of payment, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with problem accounts. The Company continuously monitors the adequacy of the allowance by comparing actual write offs against the estimated allowance and updates estimates as needed. Allowances are recorded and adjusted based upon historical patterns related to the timing of cancellations. Adjustments to the allowance are recorded in the consolidated balance sheets with an offsetting adjustment to deferred revenue and revenue in the consolidated statements of operations. Write-offs to accounts receivable in a period are recorded in the activity in the allowance for that period. The Company believes that its allowances are adequate to absorb any known or probable uncollectible amounts due to service cancellations or customer credit risk.

The Company’s allowances consist of the following activity (in thousands):

	As of December 31,		As of September 30,
	2016	2017	2018
			(unaudited)
Allowances, beginning balance	$1,834	$4,573	$5,273
Additions
Charged to revenue	1,778	1,832	1,952
Charged to deferred revenue	10,599	10,465	9,017
Deductions
Write-offs to revenue	(1,550)	(1,804)	(1,632)
Write-offs to deferred revenue	(8,088)	(9,793)	(8,574)
Allowances, ending balance	$4,573	$5,273	$6,036
Concentration of credit risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and accounts receivable. The Company performs credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. No customer accounted for more than 15% of accounts receivable as of December 31, 2016 and 2017, and as of September 30, 2018 (unaudited). No single customer accounted for 10% or more of total revenue during the years ended December 31, 2016 and 2017, and the nine months ended September 30, 2017 and 2018 (unaudited).
Deferred contract acquisition costs, net
Deferred contract acquisition costs, net is stated at gross deferred contract acquisition costs less accumulated amortization. Sales commissions and related payroll taxes for initial SaaS subscription contracts earned by the Company’s sales force are considered to be incremental and recoverable costs of obtaining a contract with a customer. As a result, these amounts have been capitalized as deferred contract acquisition costs on the consolidated balance sheets. The Company deferred incremental costs of obtaining a contract of $12.9 million, $20.3 million, $14.3 million , and $19.5 million for the years ended December 31, 2016 and 2017, and the nine months ended September 30, 2017 and 2018 (unaudited), respectively.
Sales commissions for renewal contracts are not considered commensurate with the commissions paid for the acquisition of an initial SaaS subscription contract, given the substantive difference in commission rates in proportion to their respective contract values. After the conclusion of the initial contract period, commissions paid on subsequent renewals are commensurate year after year. As such, the Company expenses renewal commissions as incurred.
Deferred contract acquisition costs are amortized over an estimated period of benefit of five years. The period of benefit was estimated by considering factors such as estimated average customer life, the rate of technological change in the subscription service, and the impact of competition in its industry. As the Company’s average customer life significantly exceeded the rate of change in its technology, the Company concluded that the rate of change in the technology underlying the Company’s subscription service was the most significant factor in determining the period of benefit for which the asset relates. In evaluating the rate of change in the technology, the Company considered the competition in the industry, its commitment to continuous innovation, and the frequency of product, platform, and technology updates. The Company determined that the impact of competition in the industry is reflected in the period of benefit through the rate of technological change.
Amortized costs were $6.5 million, $9.6 million for the years ended December 31, 2016 and 2017, and $6.9 million, and $9.6 million for the nine months ended September 30, 2017 and 2018 (unaudited), respectively. Amortized costs are included in sales and marketing expense in the accompanying consolidated statements of operations. There was no impairment loss in relation to the deferred costs for any period presented.

Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated asset lives. Routine maintenance and repairs are charged to expense when incurred. Expenditures that materially increase values, change capacities, or extend the useful lives of the respective assets are capitalized. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations. The estimated useful lives by asset classification are generally as follows:

Computer equipment	3-5 years
Furniture and fixtures	5-10 years
Server equipment	5 years
Vehicles	3 years
Internal-use software	2 years
Buildings	25 years
Leasehold improvements	Lesser of useful life or lease term
Property and equipment subject to depreciation is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist, recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset.
If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of property and equipment during the years ended December 31, 2016 and 2017, and the nine months ended September 30, 2017 and 2018 (unaudited).
The following table sets forth property and equipment by geographic area:

	As of December 31,		As of September 30,
	2016	2017	2018
			(unaudited)
United States	$18,790	$26,587	$32,610
International(1)	1,111	1,440	3,482
Total property and equipment, net	$19,901	$28,027	$36,092
____________________
(1) Includes construction costs capitalized related to our Ireland build-to-suit facility of $2.0 million

No single country outside the United States had a property and equipment balance greater than 10% of total property and equipment, net, as of December 31, 2016 and 2017 and September 30, 2018 .
Lease obligations
The Company leases facilities under non-cancelable lease agreements. Certain of the operating lease agreements contain rent concessions and rent escalations. Rent concession and rent escalation provisions are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date the Company has the right to use the leased property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

In March 2018, the Company entered into a lease arrangement for a new office space in Dublin, Ireland. The lease arrangement requires the office space to be constructed. In accordance with build-to-suit accounting literature, the Company is considered the owner of the building for accounting purposes, as the Company is involved in the construction of the building and has taken construction risk prior to the commencement of the lease. Accordingly, the Company records the estimated fair value of the building as it is constructed as an asset in property and equipment, net, and a related financing obligation in other liabilities on the Company’s consolidated balance sheet. As of September 30, 2018 , the Company had recorded $2.0 million in property and equipment, net, and other liabilities relating to this build-to-suit lease arrangement.
During 2015, the Company entered into a lease agreement with an entity owned by certain Company stockholders, as described in Note 15, “Related-Party Transactions.”
Internal-use software
The Company capitalizes certain development costs incurred in connection with its internal-use software. These capitalized costs are primarily related to the software platforms that are hosted by the Company and accessed by its customers on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred as research and development costs. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Maintenance and training costs are expensed as incurred. Internal-use software is amortized on a straight line basis over its estimated useful life of 24 months. The Company recognized amortization expenses of $5.3 million, $6.7 million, $5.8 million, and $6.2 million related to capitalized internal-use software for the years ended December 31, 2016 and 2017, and the nine months ended September 30, 2017 and 2018 (unaudited), respectively, within cost of subscription revenue.
Business combinations
The Company uses best estimates and assumptions to assign fair values to the tangible and intangible assets acquired and liabilities assumed in business combinations as of the acquisition date. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of comprehensive income (loss).
Goodwill and other intangible assets
The Company records goodwill when consideration paid in a purchase acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. The Company has determined that there is a single reporting unit for the purpose of goodwill impairment tests, which are performed annually on October 1st or more frequently if certain indicators are present. For purposes of assessing the impairment of goodwill, the Company annually estimates the fair value of the reporting unit and compares this amount to the carrying value of the reporting unit. If the Company determines that the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. There was no impairment of goodwill for the years ended December 31, 2016 and 2017.
Other intangible assets, consisting of developed technology, customer relationships, tradenames, purchased license agreements, and purchased patents, are stated at cost less accumulated amortization. All other intangible assets have been determined to have definite lives and are amortized on a straight-line basis over their estimated remaining economic lives. Developed technology is amortized over 5 to 6 years and included in cost of subscription revenue. The developed technology’s weighted average remaining amortization period is 4.3 years as of September 30, 2018 (unaudited). Customer relationships are amortized over 1 to 9 years and included in sales and marketing expense. The customer relationships’ weighted average remaining amortization period is 8.1 years as of September 30, 2018 (unaudited).

Tradenames are amortized over 5 years into general and administrative expense. The tradenames’ remaining weighted average amortization period is 4.5 years as of September 30, 2018 (unaudited). Purchased license agreements are determined to have definite lives and are amortized on a straight line basis over their estimated remaining economic lives of 4 years. The purchased license agreements’ weighted average remaining amortization period is 3.6 years as of September 30, 2018 (unaudited). Amortization expense related to the license agreements is included in cost of subscription revenue. Purchased patents are determined to have definite lives and are amortized on a straight-line basis over their estimated remaining economic lives, ranging from 9 to 18 years. The patents’ weighted average remaining amortization period is 10.0 years as of September 30, 2018 (unaudited). Amortization expense related to the patents is included in general and administrative expense.
Deferred offering costs
Deferred offering costs, which consist of direct incremental legal, accounting, and consulting fees relating to an anticipated initial public offering, are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the consummation of the offering. In the event the offering is terminated, the deferred offering costs will be expensed. As of December 31, 2016 and 2017, and September 30, 2018 (unaudited), the Company had capitalized $3.0 million of deferred offering costs within other assets on the consolidated balance sheets.
Income taxes
On December 22, 2017, the 2017 Tax Cuts and Jobs Act (“Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affect the Company, including the reduction of the corporate income tax rate to 21%, effective January 1, 2018. The Company is required to recognize the effect of the tax law changes in the period of enactment. As such, the Company has remeasured its consolidated deferred tax assets and liabilities for all periods presented to reflect the lower rate and has also reassessed the net realizability of those deferred tax assets and liabilities.
Deferred income tax balances reflect the effects of temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities using enacted tax rates expected to apply when taxes are actually paid or recovered. In addition, deferred tax assets and liabilities are recorded for net operating loss (“NOL”) and credit carryforwards.
A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets.
The Company uses a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. Significant judgment is required to evaluate uncertain tax positions.
Although the Company believes that it has adequately reserved for its uncertain tax positions, it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company evaluates its uncertain tax positions on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, such as the Tax Act, correspondence with tax authorities during the course of an audit, and effective settlement of audit issues.
To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and results of operations.

Fair value measurement
The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1— Quoted prices in active markets for identical assets or liabilities.
Level 2— Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3— Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
Warranty and indemnification
The Company includes service level commitments to its customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that the Company fails to meet those levels. To date, the Company has not incurred any material costs related to such commitments.
The Company’s contracts include provisions indemnifying customers against liabilities if its products infringe a third-party’s intellectual property rights. The Company has not incurred any costs as a result of such indemnification and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.
Recently adopted accounting pronouncements
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40). Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition (Topic 605), and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the considerations to which the entity expects to be entitled to in exchange for those goods or services. Subtopic 340-40 requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, reference to Topic 606 used herein refers to both Topic 606 and Subtopic 340-40.
The standard becomes effective for nonpublic entities for fiscal years beginning after December 15, 2018. The Company early adopted the requirements of Topic 606 as of January 1, 2017, utilizing the full retrospective method of transition.
The adoption of Topic 606 resulted in changes to the Company’s accounting policies for revenue recognition and deferred contract acquisition costs. The primary impact of adopting Topic 606 relates to the deferral of incremental costs of obtaining customer contracts and the amortization of those costs over a period of benefit. Prior to adopting the new standard, deferral of commissions was not required, and the Company's policy was to expense commission costs as incurred. Under Topic 606, the Company defers all incremental costs to obtain the contract, which primarily include sales commissions and related payroll taxes. The Company amortizes these costs over a period of benefit of five years. The deferral of incremental costs resulted in a cumulative adjustment to accumulated deficit of $18.6 million on January 1, 2016. The impact of adopting Topic 606 on the Company’s revenue was not material to any of the periods presented.
In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718), which aligns with the FASB’s current simplification initiatives. The major area of simplification in ASU

No. 2016-09 is accounting for forfeitures as they occur instead of estimating the number of awards expected to be forfeited and adjusting the estimate when it is no longer probable that the employee will fulfill the service condition. This standard was effective for nonpublic entities for fiscal years beginning after December 15, 2017. The Company elected to early adopt ASU No. 2016-09 effective as of January 1, 2017. The adoption of the guidance did not have a material impact on the consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations, Clarifying the Definition of a Business (Topic 805), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. ASU No. 2017-01 is effective for fiscal years beginning after December 15, 2018, and interim periods within those years, and is applied prospectively when adopted. Early adoption is permitted. The Company elected to adopt ASU No. 2017-01 as of January 1, 2017. The adoption of the guidance did not have an impact on the consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-04, Goodwill and Other, Simplifying the Test for Goodwill Impairment (Topic 350), which amends the guidance in ASC Topic 350 to eliminate Step 2 from the goodwill impairment test. The updated guidance requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value not to exceed the total amount of goodwill allocated to that reporting unit. ASU No. 2017-04 is effective for fiscal years beginning after December 15, 2021, and is applied prospectively when adopted. Early adoption is permitted. The Company elected to early adopt ASU No. 2017-04 as of January 1, 2017. The adoption of the guidance did not have an impact on the consolidated financial statements.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows, Restricted Cash (Topic 230), which amends the guidance in ASC Topic 230, Statement of Cash Flows, and requires that entities show the changes in total of cash, cash equivalents, restricted cash, and restricted cash equivalents in the statements of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU No. 2016-18 is effective for fiscal years beginning after December 15, 2017, and interim periods within those years, and is applied retrospectively when adopted. The Company adopted this standard as of January 1, 2018. The adoption of the guidance did not have a material effect on the consolidated financial statements.
In May 2017, the FASB issued ASU No. 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the guidance in ASC Topic 718. The standard provides clarity and reduces the cost and complexity when applying the guidance in ASC Topic 718 to a change to the terms or conditions of a share-based payment award. ASU No. 2017-09 is effective for fiscal years beginning after December 15, 2017, and interim periods within those years, with early adoption permitted. The Company adopted this standard as of January 1, 2018. The adoption of the guidance did not have an impact on the consolidated financial statements.
Recently issued accounting pronouncements not yet adopted
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Most prominent among the changes in the standard is the recognition of right of use assets and lease liabilities by lessees for those leases classified as operating leases under current GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company will be required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. The new standard is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is in the initial stage of its assessment of the new standard and is currently evaluating the timing of adoption, the quantitative impact of adoption, and the related disclosure requirements. The Company anticipates the adoption of this standard will result in a substantial increase in its non-current assets and liabilities recorded on the consolidated balance sheets. The adoption of the standard is not expected to have a material impact on the consolidated statement of operations. While the Company is assessing all potential impacts of the adoption of the standard, it currently expects the most significant impact to be the capitalization of right of use assets and lease liabilities for its office spaces.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The new standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.
3. Cash and Cash Equivalents
Cash and cash equivalents consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2016	2017	2018
			(unaudited)
Cash	$23,885	$15,198	$33,573
Money market mutual funds	37,975	98,237	104,166
Total cash and cash equivalents	$61,860	$113,435	$137,739
4. Fair Value Measurements
The Company’s cash equivalents primarily consist of money market funds. The total cash equivalents held by the Company in money market funds as of December 31, 2016 and 2017, and September 30, 2018 (unaudited), were $38.0 million, $98.2 million, and $ 104.2 million , respectively. The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy. See Note 2, “Summary of Significant Accounting Policies” for additional details.
5. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2016	2017	2018
			(unaudited)
Internal-use software	$12,460	$14,802	$18,221
Server equipment	5,827	12,950	13,452
Leasehold improvements	9,530	11,205	11,913
Computer equipment	3,937	5,220	6,214
Buildings(1)	—	—	7,723
Furniture and fixtures	956	1,162	1,237
Software	222	222	222
Total property and equipment	32,932	45,561	58,982
Accumulated depreciation and amortization	(13,031)	(17,534)	(22,890)
Property and equipment, net	$19,901	$28,027	$36,092
____________________
(1) Includes construction costs capitalized related to our Ireland build-to-suit facility of $2.0 million

The Company recognized depreciation and amortization expense related to its property and equipment as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Cost of revenue	$7,033	$8,472	$6,167	$8,274
Research and development	326	465	301	453
Sales and marketing	1,229	1,416	962	1,149
General and administrative	197	208	135	197
Total depreciation and amortization expense	$8,785	$10,561	$7,565	$10,073
6. Business Combinations
In May 2016, the Company acquired the outstanding stock of Statwing, Inc. (“Statwing”), a statistical analysis software provider. The assets, liabilities, and operating results of Statwing are reflected in the Company’s consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented because the effects of the acquisition were not material to the consolidated financial statements. On the closing date, the Company paid approximately $1.0 million in cash, net of cash assumed in the acquisition, and issued 34,580 shares of the Company’s common stock valued at approximately $0.1 million on the closing date. Additional consideration of $0.2 million in cash and 6,229 shares of the Company’s common stock valued at $20,000 on the closing date was withheld for 18 months following the close of the transaction as protection against certain breaches of representations and warranties covered in the purchase agreement. The Company recorded a tax benefit of $0.2 million as a result of a valuation allowance reversal related to deferred tax liabilities generated from the acquisition.
In March 2018 (unaudited), the Company acquired the outstanding stock of Delighted, Inc. (“Delighted”), a customer experience measurement and rating company. The assets, liabilities, and operating results of Delighted are reflected in the Company’s consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented because the effects of the acquisition were not material to the consolidated financial statements. On the closing date, the Company paid approximately $7.0 million in cash, net of cash assumed in the acquisition. The Company recorded a tax benefit of $0.8 million as a result of a valuation allowance reversal related to deferred tax liabilities generated from the acquisition. The acquisition resulted in a deferred tax liability of $0.8 million, mostly due to basis differences in acquired intangible assets. After recording the deferred tax liability through purchase accounting, the Company determined its existing deferred tax assets (primarily consisting of net operating loss carryovers and tax credits) could be applied against the deferred tax liability of Delighted and reduced its valuation allowance, resulting in a benefit to the tax provision. The Company had previously recorded a valuation allowance against its deferred tax assets in accordance with ASC 740, Income Taxes, after assessing all available evidence, both positive and negative, including historical levels of income, legislative developments, expectations, and risks associated with estimates of future taxable income, and prudent and feasible tax planning strategies.

The total consideration transferred for the Statwing and Delighted acquisitions was allocated as follows (in thousands):

	Statwing (May 2016)	Delighted (March 2018)
	(unaudited)
Developed technology	$810	$2,260
Customer relationships	80	1,840
Tradenames	–	550
Goodwill	645	3,195
Total assets acquired	1,535	7,845
Deferred tax liability	194	791
Other assets (liabilities), net	(23)	1,163
Total assets acquired, net	$1,318	$8,217
The goodwill arising from the acquisitions discussed above consists largely of the synergies and economies of scale the Company hopes to achieve from combining the acquired assets and operations with its historical operations. Acquisition-related costs were not material for either acquisition and were expensed as incurred and included in general and administrative expenses.
7. Intangible Assets, Net
Intangible assets, net consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2016	2017	2018
			(unaudited)
Patents	$751	$751	$751
Developed technology	810	810	3,070
Customer relationships	80	80	1,920
Tradenames	—	—	550
License agreements	—	—	1,500
Total intangible assets	1,641	1,641	7,791
Accumulated amortization	(202)	(429)	(1,145)
Intangible assets, net	$1,439	$1,212	$6,646
The Company recognized amortization expense to costs of revenue of $0.2 million, $0.2 million, $0.1 million, and $0.5 million for the years ended December 31, 2016 and 2017, and for the nine months ended September 30, 2017 and 2018 (unaudited), respectively. An immaterial amount of amortization expense was recorded to sales and marketing and general and administrative for the years ended December 31, 2016 and 2017, and for the nine months ended September 30, 2017 and 2018 (unaudited).

Estimated amortization expense for intangible assets for the next five years consists of the following as of September 30, 2018 (unaudited, in thousands):

2018	$334
2019	1,336
2020	1,336
2021	1,336
2022	1,008
Thereafter	1,296
Total	$6,646
8. Accrued Liabilities
Accrued liabilities consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2016	2017	2018
			(unaudited)
Accrued wages and commissions	$4,174	$6,765	$9,380
Accrued bonuses	4,103	4,782	8,170
Accrued payroll taxes	2,678	3,523	2,468
Other accrued expenses	4,707	6,203	7,078
Accrued income taxes	436	237	53
Total accrued liabilities	$16,098	$21,510	$27,149
9. Commitments and Contingencies
Leases
The Company has entered into various non-cancelable operating lease agreements and build-to-suit leases for certain offices and data centers with contractual lease periods expiring at various dates through 2029. The facility lease agreements generally provide for escalating rental payments and for options to renew, which could increase future minimum lease payments if exercised. The Company recognizes rent expense on a straight-line basis over the lease period and accounts for the difference between straight-line rent and actual lease payments as deferred rent.
Rent expense related to the operating leases for the years ended December 31, 2016 and 2017, and the nine months ended September 30, 2017 and 2018 (unaudited), was $9.2 million, $8.6 million, $6.3 million, and $7.4 million, respectively.
An unconditional bank guarantee for $0.8 million with an expiration date of December 31, 2020, was outstanding as of December 31, 2016 and 2017, and September 30, 2018 (unaudited). This bank guarantee is required by the lease agreement on the Company’s Sydney, Australia office.
In March 2018, the Company entered into a lease commitment for additional office space that is currently being constructed in Dublin, Ireland. Upon delivery of the constructed office space, the Company will pay approximately $1.9 million per annum to lease the space. The Company expects the constructed office space to be delivered in 2020. The lease agreement is for 15-years, with a termination option at the election of the Company at the end of the 8th year. In accordance with build-to-suit accounting literature, the Company is considered the owner of the building for accounting purposes, as the Company is involved in the construction of the building and has taken construction risk prior to the commencement of the lease. Accordingly, as of September 30, 2018 , the Company had recorded $2.0 million as an asset in property and equipment, net, and a related financing obligation in other liabilities on the Company’s consolidated balance sheet.
Future minimum lease payments under the Company’s non-cancelable leases as of December 31, 2017 are as follows (in thousands):

Operating Lease Commitments
Year ended December 31,
2018	$8,268
2019	8,169
2020	8,274
2021	5,246
2022	5,201
Thereafter	21,468
Total	$56,626
Legal Matters
From time to time, the Company is a party to a variety of claims, lawsuits, and proceedings which arise in the ordinary course of business, including claims of alleged infringement of intellectual property rights. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount of loss or range of loss can be reasonably estimated. Given the unpredictable nature of legal proceedings, the Company bases its estimate on the information available at the time of the assessment. As additional information becomes available, the Company reassesses the potential liability and may revise the estimate. The Company is not presently a party to any litigation the outcome of which, it believes, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the business, operating results, or financial condition.
10. Redeemable Convertible Preferred Stock
The Company has elected to follow the SEC staff’s guidance (included in ASC 480-10-S99, SEC Materials) when evaluating the classification for its shares within the balance sheets. A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of its assets would constitute a redemption event. Although the majority of the Company’s preferred stock is not mandatorily or currently redeemable, a liquidation or winding up of the Company would constitute an event outside its control. Therefore, all shares of preferred stock have been presented outside of permanent equity for all periods presented due to being contingently redeemable.
In March 2017, the Company executed the following transaction:
The holders of Series A preferred stock exchanged all of their shares for Series B-1 preferred stock. The holders of Series B preferred stock exchanged 16,613,088 of their shares for Series A-1 preferred stock and 1,400,000 of their shares for Series A-3 preferred stock. The holders of Series C preferred stock exchanged all of their shares for Series B-2 preferred stock. The holders of Series D preferred stock exchanged all of their shares for Series A-2 preferred stock. The holders of Series E preferred stock exchanged all of their shares for Series B-4 preferred stock.
The Company issued 10,102,218 shares of Series B-3 preferred stock at a price of approximately $12.38 per share. The Company issued 2,424,532 shares of Series B-5 preferred stock at a price of approximately $12.38 per share. Proceeds from the issuance of Series B-3 and B-5 preferred stock, net of issuance costs, were $154.8 million.
The Company repurchased 4,040,887 shares of Series A-1 preferred stock for $50.0 million. The Company repurchased 6,061,330 shares of Series A-2 preferred stock for $75.0 million. The repurchase price per share was equal to the issuance price per share of the Series B-3 and B-5 preferred stock. The price paid for these shares was equal to the fair value of the shares at the time of purchase. As such, no compensation expense was recorded in relation to any premium over fair value. The shares were immediately retired upon repurchase.
Authorized, Outstanding, and Liquidation Preference
The following table summarizes the redeemable convertible preferred stock outstanding and liquidation preferences as of December 31, 2016, before the transaction described above was executed:

	Shares
	Authorized	Outstanding	Per Share Price at Issuance	Liquidation Preference
Series A	35,000,000	35,000,000	$2.00	$70,000,000
Series B	18,013,088	18,013,088	2.00	36,026,176
Series C	27,102,163	27,102,163	4.46	85,993,055
Series D	94,884,748	94,884,748	2.00	157,980,768
Series E	5,607,344	5,607,344	5.36	30,000,000
	180,607,343	180,607,343		$379,999,999
Series A preferred stock stockholders have the primary liquidation preference, which is equal to the original issue price plus any declared but unpaid dividends. Series B and C preferred stock stockholders have the secondary liquidation preference and participate on a pari passu basis, with Series B stockholders receiving its original issue price plus any declared but unpaid dividends, and Series C stockholders receiving $3.18 per share plus any declared but unpaid dividends. Series D preferred stock stockholders have the third liquidation preference, which is equal to $1.66 a share plus any declared but unpaid dividends. Holders of Series E preferred stock have the fourth liquidation preference, which is equal to the original issue price plus any declared but unpaid dividends. Upon completion of the distribution, all remaining proceeds will be distributed to preferred and common stock stockholders on a pro-rata basis.
In the event that Series C preferred stockholders receive less than its original issuance cost in a liquidation, an alternative liquidation preference applies. Series A preferred stock stockholders have the primary liquidation preference, which is equal to its original issue price plus any declared but unpaid dividends. Series B and C preferred stock stockholders have the secondary liquidation preference and participate on a pari passu basis, with both Series B and C stockholders receiving its original issue price plus any declared but unpaid dividends. Series D preferred stock stockholders have the third liquidation preference, which is equal to $1.30 a share plus any declared but unpaid dividends. Holders of Series E preferred stock have the fourth liquidation preference, which is equal to its original issue price plus any declared but unpaid dividends. Upon completion of the distribution, all remaining proceeds will be distributed to preferred and common stock stockholders on a pro-rata basis.

The following table summarizes the redeemable convertible preferred stock outstanding and liquidation preferences as of December 31, 2017, and September 30, 2018 (unaudited):

	Shares
	Authorized	Outstanding	Per Share Price at Issuance	Liquidation Preference
Series A-1	18,013,088	12,572,189	$2.00	$2,514
Series A-2	94,884,748	88,823,418	2.00	34,161,487
Series A-3	1,400,000	1,399,993	2.00	2,800,000
Series B-1	35,000,000	35,000,000	2.00	70,000,000
Series B-2	27,102,163	27,102,161	4.46	120,833,333
Series B-3	20,204,436	10,102,212	12.38	124,999,996
Series B-4	5,607,344	5,607,341	5.36	30,000,000
Series B-5	4,849,065	2,424,527	12.38	30,000,001
	207,060,844	183,031,841		$412,797,331
Upon a liquidation event, as defined in the current certificate of incorporation, the holders of Series A-1, Series A-2, Series A-3, Series B-1, Series B-2, Series B-3, Series B-4, and Series B-5 preferred stock are entitled to receive, prior to and in preference to any distribution of the proceeds of such liquidation to common stockholders, an amount per share equal to $0.00, $0.38, $2.00, $2.00, $4.46, $12.38, $5.36, and $12.38, respectively, plus any declared but unpaid dividends on such shares. If the proceeds distributed among the holders of the preferred stock are insufficient to permit the preferred stock holders to receive the full payment noted above, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of the preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive.
Dividends
Holders of the Company’s preferred stock are entitled to receive dividends, when, as and if declared by the Company’s Board of Directors, on a pro-rata share ownership basis, prior to and in preference of any dividend paid to holders of the Company’s common stock. Such dividends shall not be cumulative or mandatory. No dividends have been declared in any period presented.
Voting
Each holder of preferred stock shall have the right to 10 votes for each share of Class A common stock into which the shares of preferred stock held by such holder could then be converted.
Conversion
As of December 31, 2016, before the transaction described at the beginning of this section had been executed, the Company’s redeemable convertible preferred stock converted to common stock as follows:
Each share of the preferred stock is convertible, at the option of its holder, into the number of shares of common stock, which results from dividing the applicable original issue price per share by the applicable conversion price per share on the date that the share certificate is surrendered for conversion (Conversion Rate). If any share of preferred stock is converted at any time prior to the Company’s first sale of shares of common stock in a firm commitment underwritten public offering, such share of preferred stock shall convert into shares of Class B Common Stock.
Each share of preferred stock shall automatically be converted into shares of common stock at the Conversion Rate at the time in effect for the preferred stock immediately upon the earlier of (1) the closing of a qualified public offering or (2) upon vote or written consent or agreement of the holders of a majority of the then-outstanding shares of preferred stock. Upon the closing of a non-qualified public offering, each share of preferred stock shall convert into such number of fully paid and nonassessable shares of common stock as is equal to the quotient of (x) the total aggregate amount that all then-outstanding shares of preferred stock would have received in a liquidation event divided by (y) total valuation (on a pre-money basis) of the Company in the non-qualified public offering.
As of December 31, 2017 and September 30, 2018 (unaudited), the Company’s redeemable convertible preferred stock converts to common stock as follows:
At the option of the holder thereof, each share of preferred stock is convertible into a number of shares of Class A common stock that results from dividing the applicable original issue price for such series by the applicable conversion price in effect on the date of conversion (the “Conversion Rate”). Each share of preferred stock will be automatically converted into shares of Class A common stock at the Conversion Rate at the time in effect for such series of preferred stock upon the earlier of (i) the closing of the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, with net proceeds of not less than $50.0 million in the aggregate (“Qualified IPO”), or (ii) the date specified by written consent or agreement of the holders of a majority of the outstanding preferred stock.
11. Common Stock
The Company’s current certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock. As of December 31, 2016, the Company was authorized to issue 196,500,000 shares of common stock, none of which were designated as Class A common stock and all of which were designated as Class B common stock. As of December 31, 2017 and September 30, 2018 (unaudited), the Company is authorized to issue 194,534,095 shares of Class A common stock. As of December 31, 2017 the Company is authorized to issue 215,971,093 shares of Class B common stock. As of September 30, 2018 (unaudited), the Company is authorized to issue 229,471,093 shares of Class B common stock. Holders of Class A common stock and Class B common stock are entitled to dividends on a pro rata basis, when, as, and if declared by the Company’s Board of Directors, subject to the rights of the holders of the Company’s preferred stock. Holders of Class A common stock are entitled to 10 votes per share, and holders of Class B common stock are entitled to one vote per share. Upon a liquidation event, as defined in the current certificate of incorporation, after payments are made to holders of the Company’s preferred stock, any distribution of proceeds to common stockholders will be made on a pro rata basis to the holders of Class A common stock and Class B common stock. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company had 2,769,814 shares, 3,545,242 shares, and 3,608,688 shares of Class B common stock outstanding, respectively. No shares of Class A common stock were outstanding for any of the periods presented.

Common Stock Reserved for Future Issuance
The Company has reserved shares of common stock, on an as-if converted basis, for future issuance as of September 30, 2018 (unaudited):

Class A-1 Common Stock:
Conversion of outstanding redeemable convertible preferred stock	81,636,234
Total Class A-1 common stock reserved for issuance	81,636,234

Class A-2 Common Stock:
Conversion of outstanding redeemable convertible preferred stock	101,395,607
Total Class A-2 common stock reserved for issuance	101,395,607

Class B Common Stock:
One-tier restricted stock outstanding	426,239
Two-tier restricted stock outstanding	1,274,764
RSUs outstanding	35,045,805
Options outstanding	1,722,087
Remaining shares available for future issuance under the 2014 Plan	1,618,852
Total Class B common stock reserved for issuance	40,087,747
12. Equity Awards and Stock-Based Compensation
Under the Company’s 2014 Stock Option and Grant Plan, as amended (the “2014 Plan”), the Company may grant stock-based awards to purchase or directly issue shares of common stock to employees, directors, and consultants. As described in Note 2, the Company issues four types of equity awards under the 2014 Plan, 1) one-tier RSAs, 2) two-tier RSAs, 3) two-tier RSUs, and 4) stock options. Each of these types of equity awards were outstanding as of December 31, 2017 and September 30, 2018 (unaudited), as follows:

•
One-tier RSAs, which have a service-based vesting condition over a four-year period. These awards have a cliff vesting period of one year and continue to vest quarterly thereafter. The Company began granting one-tier RSAs under its 2014 plan in April 2014. The last grant of one-tier RSAs was in August 2014. The Company recognizes compensation expense associated with one-tier RSAs ratably on a straight-line basis over the requisite service period.

In May 2017, the Company’s Board of Directors allowed holders of one-tier RSAs to sell 772,481 shares of one-tier RSAs in an approved tender offer executed by the Company’s investors. The price paid for these shares was equal to the fair value of the shares at the time of purchase.

•
Two-tier RSAs, which have both a service-based vesting condition and a performance vesting condition. The service-based vesting period for these awards is four years with a cliff vesting period of one year and continue to vest quarterly thereafter. The performance vesting condition is satisfied on the earlier of (i) an acquisition or change in control of the Company or (ii) upon the occurrence of an initial public offering by the Company. The Company began granting two-tier RSAs under its 2014 plan in April 2014 and no longer continues to grant two-tier RSAs.

In May 2017, the Company’s Board of Directors approved a modification, which was the removal of the performance vesting condition for 329,110 shares of two-tier RSAs, and allowed the holders to sell such RSAs in an approved tender offer executed by the Company’s investors. The price paid for the shares was equal to the fair value of the shares on the date of purchase. The Company recorded $4.1 million of stock compensation expense related to the modification.

As of September 30, 2018 (unaudited), no other compensation expense related to two-tier RSAs had been recognized, because the performance vesting condition was not probable.

•
Two-Tier RSUs, which have both a service-based vesting condition and a performance vesting condition. The service-based vesting period for these awards is generally four years with a cliff vesting period of one year and continue to vest quarterly thereafter. The performance vesting condition is satisfied on the earlier of (i) an acquisition or change in control of the Company or (ii) upon the occurrence of an initial public offering by the Company. The Company began granting two-tier RSUs under its 2014 plan in April 2014 and continues to grant two-tier RSUs.

In April 2017, the Company’s Board of Directors approved a modification, which was the removal of the performance vesting condition for 141,431 shares of two-tier RSUs, and allowed the holders to sell such RSUs in an approved tender offer executed by the Company’s investors. The Company recorded $1.7 million of stock compensation expense related to the modification. These RSUs were purchased at a slight premium over fair value at the date of transaction. The Company recorded an immaterial amount of compensation expense to reflect the premium over fair value.
As of September 30, 2018 (unaudited), no other compensation expense related to two-tier RSUs had been recognized because the performance vesting condition was not satisfied.
For two-tier RSAs and two-tier RSUs, at the time the performance condition becomes probable, the Company will recognize the cumulative stock-based compensation expense for the awards that have met their service-based vesting condition using the accelerated attribution method. If the performance vesting condition had occurred on September 30, 2018 (unaudited) , the Company would have recorded approximately $ 99.8 million of stock-based compensation expense using the accelerated attribution method.

•
Stock options, which have a service-based vesting period. The Company began granting stock options under its 2014 plan in August 2016 and continues to grant stock options. The Company records compensation expense related to stock options granted to employees and contractors based on the fair values estimated using the Black-Scholes pricing model on the measurement date, and in the case of nonemployees, remeasured at each reporting date over the performance period. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the Black-Scholes pricing model, including the fair value of its common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield. These judgments are made as follows:

Fair value of common stock. The absence of an active market for the Company’s common stock requires it to estimate the fair value of its common stock for purposes of granting stock options, granting RSUs, and for determining stock-based compensation expense for the periods presented. The Company obtained contemporaneous third-party valuations to assist in determining the estimated fair value of its common stock. These contemporaneous third-party valuations used the methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
The Company considered numerous factors in assessing the estimated fair value of its common stock, including the rights, preferences, and privileges of its redeemable convertible preferred stock relative to those of its common stock; market multiples of comparable public companies in its industry as indicated by their market capitalization and guideline merger and acquisition transactions; the Company’s performance and market position relative to its competitors, who may change from time to time; the Company’s historical financial results and estimated trends and prospects for its future performance; the economic and competitive environment; the likelihood and timeline of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; any adjustments necessary to recognize a lack of marketability for its common stock; and precedent sales of or offers to purchase its common stock.
Expected term. The Company estimates the expected term using the simplified method, as the Company does not have sufficient historical exercise activity to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method calculates the average period the stock options are expected to remain outstanding as the midpoint between the vesting date and the contractual expiration date of the award.
Expected volatility. The expected volatility rate is based on an average of the historical volatilities of the publicly traded equity securities of several entities with characteristics similar to those of the Company, as there has been no public market for the Company’s Class B common stock to date and as a result the Company does not have any trading history of its Class B common stock.
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury security in effect at the time of grant for maturities corresponding with the expected term of the option.
Expected dividend yield. The Company has not paid and does not expect to pay dividends. Consequently, the Company uses an expected dividend yield of zero.
The fair values of the stock options granted during the years 2016 and 2017, and for the nine months ended September 30, 2017 and 2018 , were calculated using the following assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Fair value of underlying common stock	$3.32	$12.64 - $12.92	$12.64	$13.30 - $14.20
Expected term (in years)	7.0	6.1 - 6.4	6.3	6.1 - 6.4
Expected volatility	45.0%	45.0%	45.0%	45.0%
Risk-free interest rate	1.4%	2.1% - 2.3%	2.1%	2.5% - 2.6%
Expected dividend yield	—	—	—	—
On January 1, 2017, the Company adopted ASU No. 2016-09:  Improvement to Employee Share-based Payment Accounting   (Topic 718)  issued by the Financial Accounting Standards Board, which among other items, provides an accounting policy election to account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. The Company elected to account for forfeitures as they occur and therefore, stock-based compensation expense for the year ended December 31, 2017, and for the nine months ended September 30, 2017 and 2018 (unaudited) , have been calculated based on actual forfeitures in the Company’s consolidated statements of operations. The net cumulative effect of this change as of January 1, 2017 was not material.
Stock-based compensation expense for the years ended December 31, 2016 and 2017, and the nine months ended September 30, 2017 and 2018 , was recorded as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Cost of revenue	$7	$7	$6	$4
Research and development	309	1,438	1,348	1,568
Sales and marketing	64	4,415	4,414	559
General and administrative	322	1,087	750	973
Total stock-based compensation expense	$702	$6,947	$6,518	$3,104
As of December 31, 2016 and 2017, 288,337 stock options were vested and exercisable. The weighted-average exercise price of the exercisable stock options was $7.78. As of September 30, 2018 (unaudited), 414,587 stock options were vested and exercisable. The weighted-average exercise price of the exercisable stock options was $11.18. The weighted-average remaining contractual term of the exercisable stock options was 7.5 years at September 30, 2018 (unaudited). The aggregate intrinsic value of options vested and expected to vest as of December 31, 2016 and 2017 and September 30, 2018 (unaudited) was $0.4 million, $2.1 million, and $5.6 million, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2016 and 2017 and September 30, 2018 (unaudited) was $0.4 million, $1.6 million, and $2.5 million, respectively.

Equity activity for the 2014 Plan was as follows for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018 :

		Stock Options Outstanding			One-Tier Restricted Stock Outstanding		Two-Tier Restricted Stock Outstanding		Two-Tier Restricted Stock Units Outstanding
	Number of shares available for issuance under the 2014 Plan	Number of shares outstanding under the 2014 Plan	Weighted- average exercise price per share	Weighted- average remaining contractual term (years)	Number of shares outstanding under the 2014 Plan	Weighted- average grant date fair value per share	Number of shares outstanding under the 2014 Plan	Weighted- average grant fair per share	Number of shares outstanding under the 2014 Plan	Weighted- average grant date fair value per share	Weighted- average remaining contractual life (years)
Balance at January 1, 2016	5,710,915	—	$—	—	3,103,060	$0.19	1,421,550	$0.24	5,014,475	$0.98	6.3
Additional shares authorized	5,750,000	—	—		—	—	—	—	—	—
Shares granted	(7,440,450)	—	—		—	—	—	—	7,440,450	3.25
Shares forfeited	382,716	—	—		(71,491)	0.23	—	—	(311,225)	1.23
Balance at December 31, 2016	4,403,181	—	—	—	3,031,569	0.19	1,421,550	0.24	12,143,700	2.36	6.1
Additional shares authorized	3,332,150	—	—		—	—	—	—	—	—
Shares granted	(8,033,550)	1,070,000	12.79		—	—	—	—	6,963,550	12.09
Shares forfeited	861,040	—	—		(27,675)	0.23	(97,124)	0.26	(736,240)	2.26
Shares sold in tender offer	—	—	—		(772,481)	0.19	(329,110)	0.23	(141,431)	1.02
Balance at December 31, 2017	562,821	1,070,000	12.79	9.4	2,231,413	0.19	995,316	0.24	18,229,579	6.05	5.8
Additional shares authorized (unaudited)	18,213,957	—	—		—	—	—	—	—	—
Shares granted (unaudited)	(17,970,721)	363,750	13.56		—	—	—	—	17,606,971	11.79
Shares forfeited (unaudited)	812,795	—	—		—	—	—	—	(812,795)	9.09
Shares repurchased (unaudited)	—	—	—		(40,000)	0.26	—	—	—	—
Balance at September 30, 2018 (unaudited)	1,618,852	1,433,750	12.98	8.9	2,191,413	0.18	995,316	0.24	35,023,755	8.87	5.9

13. Net Income (Loss) Per Share Attributable to Common Stockholders
The following table sets forth the calculation of basic and diluted net income (loss) per share attributable to common stockholders during the periods presented (in thousands):

	Year Ended			Year Ended			Nine Months Ended			Nine Months Ended
	December 31, 2016			December 31, 2017			September 30, 2017			September 30, 2018
							(unaudited)			(unaudited)
	Class A-1	Class A-2	Class B	Class A-1	Class A-2	Class B	Class A-1	Class A-2	Class B	Class A-1	Class A-2	Class B
Numerator:
Net income (loss) attributable to common shareholders	$—	$—	$(12,034)	$—	$—	$39	$—	$—	$15	$—	$—	$29
Effect of dilutive securities:
Redeemable convertible preferred stock	—	—	—	1,112	1,381	—	423	525	—	648	805	—
One-tier restricted stock	—	—	—	—	—	3	—	—	1	—	—	3
Adjusted net income (loss) attributable to common shareholders for two-class method income allocation for diluted income (loss) per share	$—	$—	$(12,034)	$1,112	$1,381	$42	$423	$525	$16	$648	$805	$32

Denominator:
Weighted-average shares outstanding for basic earnings (loss) per share	—	—	2,482	—	—	2,889	—	—	2,801	—	—	3,597
Effect of dilutive securities:
Redeemable convertible preferred stock	—	—	—	81,411	101,116	—	81,336	101,023	—	81,636	101,395	—
One-tier restricted stock	—	—	—	—	—	197	—	—	223	—	—	3
Stock options	—	—	—	—	—	121	—	—	110	—	—	303
Adjusted weighted-average shares outstanding and assumed conversions for diluted income (loss) per share	—	—	2,482	81,411	101,116	3,207	81,336	101,023	3,134	81,636	101,395	3,903

Basic income (loss) per share	$—	$—	$(4.85)	$—	$—	$0.01	$—	$—	$0.01	$—	$—	$0.01
Diluted income (loss) per share	$—	$—	$(4.85)	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01

Potentially dilutive securities that were excluded from the diluted per share calculations because they would have been antidilutive are as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Redeemable convertible preferred stock	180,607	—	—	—
One-tier restricted stock	717	—	—	—
Stock options	16	—	—	—
Total antidilutive securities	181,340	—	—	—
The table above does not include two-tier restricted stock or RSUs as these are subject to a performance condition that was not considered probable as of those periods.
Pro Forma Net Loss per Share Attributable to Common Stockholders (Unaudited)
The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders for periods presented (in thousands, except per share data):

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2018
	(unaudited)	(unaudited)
Numerator:
Net income
Net income attributable to common stockholders
Denominator:
Weighted-average shares used in computing net income per share attributable to common stockholders, basic
Pro forma adjustment to reflect assumed conversion of convertible preferred stock into common stock
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, basic
Effect of dilutive securities:
One-tier restricted stock
Stock options
Pro forma adjustment to reflect assumed vesting of two-tier restricted stock and restricted stock units with service condition satisfied
Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, diluted

Pro forma income per share attributable to common stockholders, basic
Pro forma income per share attributable to common stockholders, diluted

14. Income Taxes
For the years ended December 31, 2016 and 2017, the Company’s income (loss) from continuing operations before provision for income taxes was as follows:

	Year Ended December 31,
	2016	2017
Domestic	$(16,152)	$(3,161)
Foreign	5,143	7,624
Income (loss) before income taxes	$(11,009)	$4,463
The federal, state and foreign income tax provisions are summarized as follows (in thousands):

	As of December 31,
	2016	2017
Current taxes:
Federal	$159	$—
State	38	166
Foreign	790	1,207
Total current taxes	987	1,373

Deferred taxes:
Federal	$(165)	$(127)
State	(28)	—
Foreign	231	661
Total deferred taxes	38	534
Total	$1,025	$1,907
A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate is as follows:

	As of December 31,
	2016	2017
Tax at U.S. statutory rates	34.0%	34.0%
State tax, net of federal tax effect	6.6%	13.6%
Foreign taxes	(4.3)%	14.8%
Items not deductible for tax	(3.7)%	6.8%
Equity compensation	—%	34.9%
Federal tax legislation	—%	147.8%
Changes in estimates and other adjustments	—%	(5.8)%
Tax credits	7.6%	(78.4)%
Change in valuation allowance to operations	(49.5)%	(125.0)%
Effective income tax rate	(9.3)%	42.7%

Significant components of the Company’s deferred tax assets (liabilities) are as follows (in thousands):

	As of December 31,
	2016	2017
Deferred tax assets:
Investment in partnership	$12,792	$3,700
Tax credits	2,133	7,095
Charitable contribution carryovers	517	653
Net operating loss carryovers	11,767	10,311
Gross deferred tax assets	27,209	21,759
Valuation allowance	(27,209)	(21,632)
Net deferred tax assets	—	127
Deferred tax liabilities:
Investment in partnership	(549)	(1,287)
Total net deferred tax liabilities	$(549)	$(1,160)
The Company conducts its operations through a limited liability company that is wholly owned within the consolidated group. Accordingly, the outside basis difference in the limited liability company is reflected as both a deferred tax asset and liability, shown as “investment in partnership.”
ASC 740, Income Taxes, provides for the recognition of deferred tax assets if realization of such assets is more likely than not. In assessing the need for a valuation allowance as of December 31, 2017, the Company considered all available evidence, both positive and negative, including historical levels of income, legislative developments, expectations, and risks associated with estimates of future taxable income, and prudent and feasible tax planning strategies.
As of December 31, 2017, the Company recorded the portion of its deferred tax assets that was determined to meet the more likely than not threshold. A valuation allowance was recorded against the remaining deferred tax assets.
As of December 31, 2017, the Company had approximately $39.0 million of consolidated federal NOL carryforwards and $19.6 million of Utah NOL carryforwards available to offset future taxable income, respectively. If unused, the federal and Utah NOL carryforwards will begin to expire in 2035 and 2030, respectively. The Company also had approximately $22.1 million of gross other state NOL carryforwards available to offset future taxable income which will expire in varying amounts between 2025 and 2037. The Company has federal research tax credit carryforwards of $4.2 million and Utah research tax credit carryforwards of $0.7 million, which if not utilized will begin to expire in 2034 and 2029, respectively. These NOL and research tax credit carryforwards could expire unused and be unavailable to reduce future income tax liabilities, which could adversely affect the Company’s profitability. Realization of the Company’s NOL carryforwards and tax credits is dependent on generating sufficient taxable income prior to their expiration. Although a portion of these carryforwards and tax credits are subject to the provisions of Internal Revenue Code Sections 382 and 383, we have not performed a formal study to determine the amount of a limitation, if any. The use of the NOL carryforwards and tax credits may have additional limitations resulting from future ownership changes or other factors under Sections 382 and 383 of the Internal Revenue Code.

ASC 740 requires the Company to recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The following table summarizes the activity related to unrecognized tax benefits for the years ended December 31, 2016 and 2017 (in thousands):

	As of December 31,
	2016	2017
Beginning balance	$198	$422
Additions for tax positions related to current year	224	769
Ending balance	$422	$1,191
The Company does not anticipate material changes in the total amount of its unrecognized tax benefits within 12 months of the reporting date. The Company accrues interest and penalties related to unrecognized tax benefits within the provision for income taxes. However, the Company has not accrued interest and penalties, because it has NOL carryforwards. The Company files federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. The tax years from 2014 forward remain subject to examination for the Company and its US subsidiaries. All of the tax filings for the Company’s foreign subsidiaries remain subject to examination by local tax authorities. The earliest of these foreign tax filings was made for the 2013 tax year.
In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, the Company considers the accounting of the deferred tax remeasurements and state tax conformity to be incomplete but has made a reasonable estimate and has included provisional amounts in the financial statements. Due to the forthcoming guidance and the Company’s ongoing analysis of final year-end data and tax positions, the Company expects to complete its analysis within the measurement period provided for and in accordance with SAB 118.
15. Related-Party Transactions
For the years ended December 31, 2016 and 2017 and nine months ended September 30, 2017 and 2018 (unaudited), the Company paid $235,000, $336,000, $235,000, and $282,000, respectively, for cleaning services provided by an entity owned by relatives of certain Company stockholders. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company had $35,000 and $26,000, and $15,000 respectively, of related party accounts payable associated with these services. As of December 31, 2017, the Company had recorded $6,000 to related party prepaid expenses and other current assets related to these services. No amount was included in related party prepaid expenses and other current assets as of December 31, 2016 or September 30, 2018 (unaudited), related to these services. In October 2018, the Company terminated its engagement with this entity owned by relatives of certain Company stockholders (unaudited).
During 2015, the Company entered into a 10-year lease agreement with an entity owned by certain Company founders. For the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), the Company paid $2.6 million, $2.7 million, $2.0 million, and $2.1 million, respectively, related to the lease agreement. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company had recorded $220,000, $234,000, and $234,000 respectively, to related party prepaid expenses and other current assets, which relates to prepaid rent and credits associated with this lease agreement. As of December 31, 2016 and 2017 and September 30, 2018 (unaudited), the Company had recorded $220,000 to related party other assets for a lease security deposit associated with this lease agreement. In October 2018, the Company terminated its 10-year lease agreement with an entity owned by certain Company founders and entered into a new lease agreement for the same property with an unrelated entity (unaudited).
During the years ended December 31, 2016 and 2017, the Company incurred costs on behalf of certain employees. As of December 31, 2017, all expenses had been settled and the Company did not have a balance associated with these costs. As of December 31, 2016 the Company had a balance of $416,000 included in related party prepaid expenses and other current assets associated with these costs.
As of December 31, 2017, the Company had an outstanding loan of $1.0 million to an executive of the Company, which is included in related party other assets. This loan was entered into during 2017. The loan matured and became due on the earlier of May 23, 2022, 60 days following the date of termination of employment, or immediately prior to the Company’s initial filing of a registration statement under the Securities Act of 1933 covering the offer and sale of the Company’s equity securities. Until that time, the loan accrued interest at 2.04% per annum, compounded annually. The loan was repaid in full in July 2018.
16. Employee Benefit Plan
For the years ended December 31, 2016 and 2017, the Company had a 401(k) Plan (“the Plan”) covering eligible employees of the Company. Eligible employees are U.S. full-time or part-time employees who are at least 18 years of age and who have met a 90-day minimum service requirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible participants may contribute up to 90% of compensation, to a maximum of $18,000 for the years ended December 31, 2016 and 2017. Participants direct the investment of their contributions into various investment options offered by the Plan. Beginning in 2016, the Company began to contribute, at its discretion, 3% of eligible U.S. employee compensation to the Plan. Contributions to the Plan for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 (unaudited), totaled $2.0 million, $2.7 million, $1.9 million, and $2.9 million, respectively.
17. Subsequent Events
The Company has evaluated subsequent events through July 27, 2018, the date that the independent auditor’s report and consolidated financial statements as of and for the years ended December 31, 2016 and 2017 were available for issuance.
In July 2018, the outstanding loan of $1.0 million to an executive of the Company was repaid in full.

18. Subsequent Events (unaudited)
The Company has evaluated subsequent events through October 25, 2018, the date that the interim financial statements as of September 30, 2018 , and for the nine months then ended were available to be issued.
Since September 30, 2018, the Company’s board of directors approved grants of RSUs for an aggregate of 2.1 million shares of Class B common stock. In addition, the Company’s board of directors approved option grants to purchase an aggregate of 0.5 million shares of Class B common stock with a weighted-average exercise price of $15.38 per share.
In October 2018, the Company terminated its 10-year lease agreement with an entity owned by certain Company founders and entered into a new 12-year lease agreement for the same property with an independent third party. Under the terms of the new lease, the Company will pay approximately $3.4 million annually with a 2.75% annual increase. The Company maintains three options to extend the term of the lease, each option for a period of five years and each retaining the 2.75% annual increase in lease rate.
In October 2018, the Company completed the acquisition of the Temkin Group, a customer experience firm, for consideration that includes approximately $3.5 million in cash.
In October 2018, the Company filed an amendment to its Restated Certificate of Incorporation to authorize 18.5 million additional shares of Class B Common Stock.
On October 24, 2018, the Company effected a two-for-one reverse stock split of its outstanding capital stock, as described in Note 2, “Summary of Significant Accounting Policies.”

                  Shares

Class B Common Stock

PROSPECTUS

MORGAN STANLEY			GOLDMAN SACHS & CO. LLC
BARCLAYS	RBC CAPITAL MARKETS	JEFFERIES	DEUTSCHE BANK SECURITIES	BMO CAPITAL MARKETS
KEYBANC CAPITAL MARKETS		RAYMOND JAMES	CANACCORD GENUITY	BAIRD	BTIG

                                , 2018

Until                , 2018, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Select Market, or Nasdaq, listing fee.

Amount Paid or to be Paid
SEC registration fee		$24,240
FINRA filing fee		30,500
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*
*To be provided by amendment.
ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.
We have adopted an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, we have adopted amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.
Since January 1, 2015, we have issued the following unregistered securities:
Preferred Stock Issuances
In March 2017, we sold an aggregate of 10,102,218 shares of our Series B-3 redeemable convertible preferred stock to 16 accredited investors at a purchase price of $12.38 per share, for an aggregate purchase price of approximately $125,000,000.
In March 2017, we sold an aggregate of 2,424,532 shares of our Series B-5 redeemable convertible preferred stock to 16 accredited investors at a purchase price of $12.38 per share, for an aggregate purchase price of approximately $30,000,000.
Option and Restricted Stock Unit Issuances
From January 1, 2015 to October 25, 2018, we have granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 1,893,571 shares of our Class B common stock under our equity compensation plan at exercise prices ranging from approximately $12.64 to $15.38 per share and 37,168,228 RSUs for shares of our Class B common stock under our equity compensation plan.
From January 1, 2015 to October 25, 2018, we have granted to a service provider options to purchase an aggregate of 288,337 shares of our Class B common stock pursuant to Section 4(a)(2) of the Securities Act at an exercise price of $7.78 per share.
In May 2018, we granted to the estate of one of our employees 22,050 RSUs for shares of our Class B common stock pursuant to Section 4(a)(2) of the Securities Act.
Common Stock Issuances
In November 2017, we issued to one consultant an aggregate of 2,090 shares of our Class B common stock pursuant to Section 4(a)(2) of the Securities Act in consideration for services rendered.
In May 2018, we issued to the estate of one of our employees 17,950 shares of our Class B common stock pursuant to Section 4(a)(2) of the Securities Act in consideration for past services rendered.
Shares Issued in Connection with Acquisitions
On May 26, 2016, we acquired Statwing, Inc., or Statwing, by way of a merger pursuant to which the consideration payable by us included up to 437,000 shares of our Class B common stock issuable to certain former service providers and stockholders of Statwing. We refer to this transaction as the Statwing Merger. As of July 26, 2018, we have issued 402,418 shares of our Class B common stock pursuant to the terms of the Statwing Merger. 390,096 of those shares of Class B common stock have been issued to two individuals, which shares are subject to vesting and risk of forfeiture tied to their ongoing services to us.
On March 15, 2018, we acquired Delighted, Inc., or Delighted, by way of a merger pursuant to which the consideration payable by us included 426,238 shares of our Class B common stock. All of the shares of our Class B common stock were issued to former service providers and stockholders of Delighted and are subject to vesting and risk of forfeiture tied to their ongoing employment services to us.
On October 9, 2018, we acquired Temkin Group, a customer experience firm, by way of a purchase of all of its outstanding membership interests, pursuant to which the consideration payable by us included 167,500 shares of our Class B common stock. All of the shares of our Class B common stock were issued to former service providers and members of the customer experience firm and are subject to vesting and risk of forfeiture tied to their ongoing employment services to us.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits.
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.
All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.
ITEM 17.    UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.2	Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.3*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

3.4*	Amended and Restated Bylaws of the Registrant, as currently in effect.

4.1*	Form of the Registrant Class B common stock certificate.

4.2*	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain security holders of the Registrant, dated March 31, 2017.

5.1**	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2#*	2014 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder.

10.3#	2018 Stock Option and Incentive Plan, and forms of award agreements thereunder.

10.4#	2018 Employee Stock Purchase Plan.

10.5#	Senior Executive Cash Incentive Bonus Plan.

10.6#*	Offer Letter, by and between Qualtrics, LLC and David Faugno, dated as of October 30, 2017.

10.7#*	Offer Letter, by and between Qualtrics, LLC and Zig Serafin, dated as of September 2, 2016.

10.8#*	Employment Agreement, by and between Qualtrics, LLC and David Faugno, dated as of October 31, 2017.

10.9#*	Employment Agreement, by and between Qualtrics, LLC and Zig Serafin, dated as of May 3, 2017.

10.10*	Lease Agreement, by and between Qualtrics, LLC and Timp Campus, LLC, dated as of October 15, 2018.

10.11#*	Form of Named Officer Employment Agreement, by and between Qualtrics, LLC and certain executive officers.

10.12#*	Form of RSU Award Notice and Agreement, by and between the Registrant and certain executive officers.

10.13#*	Form of RSU Award Notice and Agreement - Performance, by and between the Registrant and certain executive officers.

21.1*	List of subsidiaries of the Registrant.

23.1	Consent of independent registered public accounting firm.

23.2**	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (see pages II-6 and II-7 of the original filing of this Registration Statement on Form S-1).
____________________

*	Previously filed.

**	To be filed by amendment.

#	Represents management compensation plan, contract or arrangement.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah, on the 25th day of October, 2018.

QUALTRICS INTERNATIONAL INC.

By:	/s/ Ryan Smith
Ryan Smith Chief Executive Officer and Director

POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ryan Smith	Chief Executive Officer and Director (Principal Executive Officer)	October 25, 2018
Ryan Smith

/s/ David Faugno	Chief Financial Officer (Principal Financial and Accounting Officer)	October 25, 2018
David Faugno

*	Director and Chairman of the Board of Directors	October 25, 2018
R. Duff Thompson

*	Director and President	October 25, 2018
Jared Smith

*	Director	October 25, 2018
Scott Smith

*	Director	October 25, 2018
Murray Demo

*	Director	October 25, 2018
Jeffrey Lieberman

*	Director	October 25, 2018
R. Bryan Schreier

*	Director	October 25, 2018
Kimball Malone Scott

*	Director	October 25, 2018
Ryan Sweeney

*By:	/s/ Ryan Smith
Attorney-in-fact